Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is the updated information website of Malkin Holdings LLC concerning Empire State Realty Trust, Inc.

This website does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

NOTIFICATION: IMPORTANT INFORMATION

Investors in the Companies are urged to review such Registration Statement on Form S-4, the prospectus/consent solicitation statement and other related documents now filed or to be filed with the SEC and available on this website, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at (212) 687-8700 at Malkin Holdings.

Certain links provided in the Letters to Participants section of this website to the Form S-4 link to Amendment No. 6 of the Registration Statement on Form S-4, which was the last amendment filed prior to the SEC declaring the Registration Statement on Form S-4 effective. The prospectus/consent solicitation mailed to participants is in the form of the preliminary prospectus/consent solicitation statement included in Amendment No. 6.

There are material risks and conflicts of interest associated with the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” and the more detailed discussion of the tax consequences of the consolidation under the section entitled “U.S. Federal Income Tax Considerations” in the prospectus/consent solicitation statement which has been filed with the SEC.

FORWARD-LOOKING STATEMENTS

This website contains forward-looking statements. In particular, statements pertaining to the REIT’s and the Companies capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, the REIT’s unaudited pro forma financial statements and all of its statements regarding anticipated growth in the REIT’s portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “preliminary,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and the company may not be able to realize them. The REIT and the supervisor do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements are: included in this website or set forth in the prospectus/consent solicitation statement under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc.” and “The Company Business and Properties.”

While forward-looking statements reflect the REIT’s or the supervisor’s, as applicable, good faith beliefs, they are not guarantees of future performance. The REIT and the supervisor disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could impact the REIT’s future results, performance or transactions, see the section in the prospectus/consent solicitation statement entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the REIT (or to third parties making the forward-looking statements).

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Welcome to Malkin Holding LLC’s participation information website concerning Empire State Realty Trust, Inc. The content of this site can be accessed only by participants in the following entities: Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. If you do not have a password, please contact inquiries@malkinholdings.com or call (212) 850-2705.

This website has been created by Malkin Holdings LLC to provide participants with information about the planned consolidation of office and retail properties it supervises into a publicly traded Real Estate Investment Trust (REIT). This website currently contains documents that the REIT and the Companies have filed with the Securities and Exchange Commission (SEC), including the prospectus consent solicitation statement, and letters sent to participants, as well as answers to Frequently Asked Questions (FAQ).

Last updated on February 1st, 2013

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Three generations of the Wien and Malkin Family – Peter L. Malkin, Chairman (left), and Anthony E. Malkin, President (right), with portrait of Lawrence A. Wien (1905–1988).

Home

Welcome

This website has been created by Malkin Holdings LLC to provide participants with information about the planned consolidation of office and retail properties it supervises into a publicly traded real estate investment trust (REIT).

Lawrence A. Wien founded Wien & Malkin in 1929 and has been credited with developing the first flow-through tax treatment real estate syndications ever conducted. Peter L. Malkin is Chairman of Malkin Holdings LLC. He worked with the late Lawrence Wien (his father-in-law) for 30 years in the acquisition, ownership, and operation of real estate, until Mr. Wien’s death in 1988. Anthony E. Malkin is President of Malkin Holdings LLC and has been working alongside Peter Malkin since 1989.

The website also contains informational videos in which Peter and Anthony Malkin discuss the proposed consolidation, opportunities to register for conference calls with Peter and Anthony Malkin, instructions on how to fill our your consent form, video tours of properties to be consolidated, other property information, letters sent to participants, answers to Frequently Asked Questions (FAQ), and opportunities to pose questions.

This website contains the prospectus/consent solicitation through which a vote will be taken on the consolidation of various properties into a REIT, Empire State Realty Trust, Inc. The prospectus/consent solicitation statement has been filed by the REIT and Empire State Realty OP, L.P., its operating partnership.

We look forward to assisting you in your review.

Onward and upward.

Last updated on December 21, 2012

How to Vote

How do I vote “FOR” the consolidation, the third-party portfolio proposal, and the voluntary reimbursement program for litigation and arbitration costs?

The consent form provides boxes for you to enter your vote separately with respect to each of the consolidation proposal, the third-party portfolio proposal, and the voluntary reimbursement program for litigation and arbitration costs. Simply indicate your vote in the applicable box.

The form also provides boxes for you to elect the form of consideration you wish to receive in the consolidation—as one or a combination of Class A Stock and/ or Operating Partnership Units with or without Class B Stock. Simply indicate your desired percentage in each case.

CLICK HERE TO VIEW WHAT A COMPLETED CONSENT FORM WOULD LOOK LIKE.

CLICK HERE TO VIEW AN INSTRUCTIONAL VIDEO ON HOW TO COMPLETE YOUR CONSENT FORM.

•

This sample shows a Consent Form as if completed by an individual U.S. investor (exempt from back-up withholding) who is supporting all the proposals and is electing a 98% TAX-DEFERRED TREATMENT and VOTING securities by electing 100% Operating Partnership Units with Class B Stock.

•	Investors wanting a 100% tax deferred treatment should instead elect 100% Operating Partnership Units without Class B Stock.

•	Investors wanting 100% taxable treatment should instead elect only 100% Class A Stock.

After you have completed the foregoing voting and election, please submit the consent form as soon as possible (a) by mail to MacKenzie Partners, 105 Madison Avenue, NY, NY 10016 in the postage-paid envelope that came with your mailing or (b) by fax to 212-929-0308, so your participation interest may be promptly voted “FOR” or “AGAINST” each proposal.

•

If you sign and submit your consent form without indicating your vote on either the consolidation proposal or the third-party portfolio proposal, your participation interest will be counted as a vote “FOR” such proposal.

•	If you do not submit your consent form or you indicate on your consent form that you “ABSTAIN” from any proposal, it will have the effect of voting “AGAINST” such proposal.

Please return your consent form in the prepaid envelope provided to MacKenzie Partners as soon as possible.

Discussions with Peter and Anthony Malkin

Click here to watch the video

1—Investment Options

In the proposed consolidation of properties and initial public offering (“IPO”), you have a choice regarding which type of security you would like to receive in exchange for your current investment interest. These options include receiving:

•	100% Tax Deferred Operating Partnership (“OP”) Units: or

•	98% Tax Deferred combination of OP Units and Class B Shares in the publicly traded REIT; or

•	100% taxable Class A Shares in the publicly traded REIT.

In the video linked above, Peter and Anthony Malkin describe the different features of your options to help you make a decision that best meets your objectives.

Should you have additional questions, please e-mail us at inquiries@malkinholdings.com or please contact Mackenzie at 1-888-410-7850.

Please click here for disclaimer.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

Click here to watch the video

Skip Introduction            Skip Conclusion

2—History and Structure

As an investor in a two-tiered entity, you hold an interest in a unique ownership structure.

In this video, Peter and Anthony Malkin provide background on the two-tiered ownership structure of the Empire State Building, One Grand Central Place and 250 West 57th Street.

We believe the history of these unique investment structures is critical to understanding what you currently own and may help you to evaluate the proposed consolidation of properties and initial public offering.

Should you have additional questions, please e-mail us at inquiries@malkinholdings.com or please contact MacKenzie at 1-888-410-7850.

Click here to watch the video

Skip Introduction            Skip Conclusion

Please click here for disclaimer.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

3—Process and Properties

Malkin Holdings LLC supervises many office buildings and retail properties in Manhattan, Fairfield County, CT and Westchester County, NY.

In the video linked above, Peter and Anthony Malkin explain why they believe it would be beneficial to combine these properties into a diversified real estate portfolio—which will be owned by the REIT.

Should you have additional questions, please e-mail us at inquiries@malkinholdings.com or please contact MacKenzie at 1-888-410-7850.

Please click here for disclaimer.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

Click here to watch the video

Skip Introduction            Skip Conclusion

4—Why IPO Now

Many investors have asked: Why pursue an IPO? And why now?

In the video linked above, Peter and Anthony Malkin address this question and how they believe investors will benefit.

Should you have additional questions, please e-mail us at inquiries@malkinholdings.com or please contact MacKenzie at 1-888-410-7850.

Please click here for disclaimer.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

Click here to watch the video

Skip Introduction            Skip Conclusion

5—Should I Vote For or Against the Proposed Transaction

In the video linked below, Peter and Anthony Malkin discuss key points about the transaction—including the benefits of consolidation/ IPO vs. the downside of maintaining the status quo—to help you make your voting decision.

Should you have additional questions, please e-mail us at inquiries@malkinholdings.com or please contact Mackenzie at 1-888-410-7850.

Please click here for disclaimer.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

Click here to watch the video

There are material risks and conflicts of interest associated with the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the prospectus/consent solicitation which has been filed with and declared effective by the SEC. There can be no assurance that participants will realize the benefits described in the videos, including the potential increase in distributions and capital appreciation. In addition, such prospectus/consent solicitation includes a more detailed discussion of the tax consequences of the consolidation.

We also caution you that this letter contains forward-looking statements. These forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of operating partnership units or common stock than as a participant in a subject LLC, and the potential for additional capital appreciation over time, are based on our beliefs and expectations as applicable, which may not be correct. Important factors that could cause such actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth in the prospectus/consent solicitation.

While we believe that the terms of the consolidation are fair and in the best interests of participants, there can never be any guaranty that the consideration you will receive from the consolidation represents the fair market value of your interests.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and Malkin Holdings LLC (the “Supervisor”), Empire State Realty Trust, Inc. (the “REIT”), Empire State Realty OP, L.P., and each officer and director of the Companies, the Supervisor or of the REIT may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the REIT’s Registration Statement on Form S-4, and the prospectus/consent solicitation which have been filed with the SEC.

Investors in the Companies are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

1—How to Vote Instructions

Click here to watch video

This instructional video describes how to complete your consent form.

For more information on how to vote please click here

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

<<<same disclaimer used as the “Discussions With Peter and Anthony Malkin” videos>>>

Please view two videos which give you a brief tour of the properties included in the proposed consolidation and IPO.

Click here to watch the video

1—Manhattan’s Premier Pre-War Trophy Portfolio

W&H Properties includes 9 pre-war office buildings. All the properties are located in the most accessible areas of midtown Manhattan. Top to bottom upgrades included new lobbies, elevators, windows, bathrooms, common corridors and upgraded building systems.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

Click here to watch the video

2—Presenting Malkin Properties’ Premier Property Portfolio

Malkin Properties and its affiliates own and manage office and retail in Manhattan, Westchester, NY and Fairfield, CT. Every Malkin property offers a broad range of services and amenities, including responsive building management, as well as unsurpassed quality, service and convenience with easy access to transportation.

If you are having difficulty watching the video, you can download the video to watch it.

Click here to Download the video

Frequently Asked Questions

Note: Terms used but not otherwise defined in these Frequently Asked Questions have the meaning set forth in the prospectus/consent solicitation statement.

Q: What am I being asked to approve?

Q: Will I get taxed on my investment if I vote for the consolidation?

Q: What will happen if we are consolidated?

Q: Will I receive special one-time distributions if there is consolidation/IPO?

Q: What will happen to my distributions if the proposed transaction moves forward?

Q: But what about distributions for investors under the current structure – will my distributions decrease?

Q: Why is Malkin Holdings recommending the proposed transaction?

Q: What happens to my interest if the transaction proceeds?

Q: Which type of securities should I choose?

Q: Who is Malkin Holdings LLC?

Q: What happened to Lawrence A. Wien and Wien & Malkin?

Q: Can’t things just stay the way they are?

Q: Could ESBA purchase the Helmsley estate’s interest?

Q: Could the ESB become a REIT on its own?

Q: Will ESB investors be shortchanged by combining a marquee property such as ESB with other, less iconic properties?

Q: How do I know the valuations are fair?

Q: What is the status of the ESB turnaround?

Q: What about all these lawsuits that were filed – did the Malkins do something wrong?

Q: What are the override interests?

Q: Why do the Malkins get payment on these interests in the proposed transaction?

Q: When can I sell OP Units or shares of Class A common stock of the REIT after the consolidation and the IPO?

Q: When are OP Units exchangeable for shares of common stock?

Q: What is a REIT, and why will the company elect to be a REIT?

Q: When do you expect the consolidation to be completed?

Q: If I own participation interests in more than one subject LLC, what should I do?

Q: Information in the prospectus/consent solicitation statement is based on a $10,000 original investment. Where can I find information about my actual original investment?

Q: Is it true that the transaction will cause participants to pay an $85 million tax bill for the Malkins?

Q: Is MacKenzie the proxy solicitor the same group who has launched the recent tender offer?

Q: What am I being asked to approve?

A: Malkin Holdings LLC is asking for your consent to the following three items:

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Consolidation: a consolidation of your subject LLC with seventeen other properties and one development site and certain related management companies into one company intended to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes;

•

Third-party sale: a potential sale or transfer of your subject LLC’s interest to a third party as part of a portfolio transaction of the properties and management companies to be contributed to the REIT if the aggregate consideration is at least 115% of the aggregate exchange value and Malkin Holdings LLC determines that the offer price represents an adequate premium above the value that is expected to be realized over time from the consideration; and

•

Reimbursement: voluntary pro rata reimbursement to Malkin Holdings LLC and Peter L. Malkin for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent.

Importantly, each of these proposals is subject to a separate consent. You may approve of one, two, all three or none of these proposals.

Q: Will I get taxed on my investment if I vote for the consolidation?

A: Not if you choose OP Units, which are expected to be 100% tax-deferred, meaning you only get taxed on the gain on your investment only at the time of a future capital transaction. You also have the option of deferring 98% of your taxes by choosing a combination of OP Units and Class B shares. These are the same options offered to the investors in the private entities and the Malkin family.

Q: What will happen if we are consolidated?

A: Following the consolidation, if approved, the REIT will be launched as a public company with its Class A common stock and certain of its OP Units expected to be listed on the New York Stock Exchange (“NYSE”).

Q: Will I receive special one-time distributions if there is consolidation/IPO?

A: Yes, you will receive your share of the following special one-time additional distributions, but only if the consolidation/IPO closes:

•	distribution equal to your subject LLC’s existing reserves in excess of working capital.

•	distribution equal to your subject LLC’s share of expenditures relating to the consolidation and IPO, which will be reimbursed to your subject LLC by the REIT out of IPO proceeds.

•	payment to you of your share of the proceeds of the settlement of the class action, subject to approval of the settlement by the court.

•	Investors in the subject LLCs will not pay any portion of the class action settlement.

Q: What will happen to my distributions if the proposed transaction moves forward?

A: We believe you have greater potential for increased distributions as an investor in the REIT than if you stayed with your current interest. We also believe your dividends will be more stable and consistent, because they will be derived from a portfolio of properties rather than just one. In fact, now that the Form S-4 is effective, we have estimated an initial annual distribution per $10,000 original investment for the initial 12 month period of the REIT as a public company following the initial public offering (“IPO”) (which is based on our estimated cash available for distribution for such period). You can compare this estimated distribution to prior years’ distributions. This estimate is based on the calculations and assumptions set forth in the prospectus/ consent solicitation statement, and the REIT cannot assure you that its actual results will be equal or comparable to such estimate.

Q: But what about distributions for investors under the current structure – will my distributions decrease?

A: No, but we believe you have greater potential for increased distributions as an investor in the REIT than if you stayed just with an interest in your subject LLC. In addition, as with the other properties, we believe your REIT distributions will be more stable and consistent, because they will be derived from a portfolio of properties rather than just one.

Q: Why is Malkin Holdings recommending the proposed transaction?

A: Malkin Holdings believes the proposed transaction represents the best opportunity to enhance the value of your investment. Investors in a publicly-traded REIT will benefit from:

•

Tax Deferral: as detailed above, you may exchange your current interest for OP Units, which are expected to be 100% tax-deferred, and pay no tax in connection with the transaction. Tax on the gain of your investment would only be incurred at such time as there is a future capital transaction, such as if and when you decide to sell your shares/units.

•

More Consistent Distributions Paid Quarterly With Greater Potential for Increased Distributions: we believe investors have greater potential for increased distributions following the proposed transaction than as a participant in their subject LLC from improved performance, potential growth from acquisitions and a better capital structure, made possible by the combined balance sheet of all the properties. REITs are also required to distribute at least 90% of their annual REIT taxable income to stockholders, which will result in regular, quarterly dividends.

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Potential for Liquidity at Time of your Choosing: There is currently no efficient public market where you can sell all or part of your interest. And while there have been some sales over the years, we believe they have been conducted at significant discounts to the true market price. By listing the Class A common stock and OP Units on the NYSE, there will be a true market price available, and investors will be able to see the price of shares or units any time and sell all or part of their interest at a time of their choosing, following an initial lock up period.

•	More Efficient Access to Capital: combining the properties would create a unified balance sheet, providing the REIT with greater and more efficient access to debt and equity capital and borrowings.

•

Diversification: many investors now have an investment in just one property, “all your eggs in one basket”. Through the consolidation, investors will diversify their holdings across a portfolio of properties. Diversification is one of the first principles of sound investing and will allow for less uncertainty due to developments at any one property.

•

Growth Opportunities: a REIT has substantial opportunities to pursue growth opportunities, such as buying properties which are expected to produce additional value, through better access to debt and equity capital.

•

Modern, More Efficient Corporate Governance: Corporate governance and operations will become more efficient and transparent. The proposed REIT’s board of directors will be comprised of six independent directors and one inside director and will be accountable to all investors, including major institutional investors. This eliminates the costly and time-consuming steps under the current structure, which affects the subject LLCs’ ability to take advantage of favorable opportunities.

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Greater Transparency: as an investor in a public company with securities listed on the NYSE, you will have the ability to see quarterly earnings reports and mandated SEC disclosures of material events. You would also enjoy all the protections afforded all public stockholders through SEC, NYSE, and Dodd-Frank rules and regulations.

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Simplified Tax Filing: instead of a K-1 for each investment, which is often received too late to make an April 15th filing, Class A or B common stockholders will receive one form 1099 and OP Unit holders will receive one form K-1. The REIT will aim to deliver all these forms by March 31st so investors will not have to file returns on extension.

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Allows Sale of Helmsley Interest Without Disruption: The Helmsley estate holds a veto in the operating lessee of the ESB and large positions in the operating lessees of One Grand Central Place and 250 West 57th Street. If the estate does not have the ability to liquidate its interest through the consolidation and IPO, we expect it to sell its interests to an unknown third party. This means that if the transaction does not proceed, there is the potential that an unknown third party could make decisions that could result in deadlocks over a range of issues, including decisions which could meaningfully reduce the amount available for distribution.

Q: What happens to my interest if the transaction proceeds?

A: You will have the option to elect to receive Class A common stock in the REIT, OP Units, or a combination of Class B common stock and OP Units.

Q: Which type of securities should I choose?

A: Malkin Holdings LLC cannot advise you on which securities to choose, but you have a range of options from which to pick, depending on your financial objectives.

•

OP Units carry full distribution rights but are without voting rights. However, OP Units are expected to be 100% tax deferred, with tax owed on any gain on your investment only at the time of a future capital transaction.

•

Class B Shares carry full dividend rights and 50 votes for every Class B Share. Because OP Units do not have voting rights, we are offering the option to receive Class B Shares instead of 2% of the OP Units you otherwise would receive. For example, if you were eligible to receive 100 OP Units, you could instead choose 98 OP Units and 2 Class B Shares—thereby receiving the same voting rights as if you chose 100 Class A Shares and deferring 98% of your taxes.

•	Class A Shares carry full voting and distribution rights, but are taxable at the time of the consolidation.

A more thorough description of the securities from which you can choose is contained at pages 94-96 of the prospectus/consent solicitation statement.

Q: Who is Malkin Holdings LLC?

A: Malkin Holdings LLC created your investment, is the supervisor of your LLC, has been the supervisor since its creation, and has over 80 years of experience in real estate investment and supervision on behalf of investors. It provides all asset management services for, and supervises the operations of, your subject LLC.

Q: What happened to Lawrence A. Wien and Wien & Malkin?

A: Malkin Holdings is the same legal entity as Wien & Malkin, having converted to a limited liability company and changed its name to Malkin Holdings in 2009—21 years after the death of Lawrence A. Wien in 1988. It was created by Lawrence A. Wien, and has continued to be controlled and managed by members of the Wien family during that time. Its Chairman, Peter L. Malkin, is Mr. Wien’s son-in-law, and was his partner for three decades and participated in structuring and completing the purchase of the ESB with Mr. Wien and Harry B. Helmsley in 1961. Its President, Anthony E. Malkin, is Mr. Wien’s grandson, Peter L. Malkin’s son, and has been Peter L. Malkin’s partner for more than two decades. Anthony E. Malkin with his management team, under the Chairmanship of Peter L. Malkin, is responsible for the renovation, repositioning and/or acquisition of every property in the proposed consolidation and IPO.

Q: Can’t things just stay the way they are?

A: No. Leona Helmsley’s estate must sell its interest in ESBA’s operating lessee, Empire State Building Company L.L.C. (“ESBC”). This is not an option—it is a requirement under the will of Leona Helmsley. The Helmsley estate’s interest and the Malkin family’s interest hold equal veto rights on decisions made by ESBC. ESBC decisions control property operation and use of cash flow, thus determining the amount of cash available for ESBA distributions. If the consolidation is not completed, the Helmsley estate will have to find another way to liquidate its real estate holdings. In that case, the Helmsley estate could sell to a person or group which would then have such veto on decisions by ESBC, thereby creating the potential for stalemate and a resulting impairment of ESBA distributions.

Q: Could ESBA purchase the Helmsley estate’s interest?

A: We do not believe this is realistic. ESBA receives a low basic rent and highly variable overage rent from ESBC to cover costs and to service and repay loans. ESBC is not required to operate in such a way as to maximize cash flow or overage rent payments. Based on our experience in financings (more than $2.9 billion in financing since Anthony E. Malkin joined Peter L. Malkin at Malkin Holdings in 1989), including three financings for ESB since 2001, we do not believe that ESBA would be able to borrow the necessary amounts to acquire the Helmsley estate’s interest. In addition, ESBA would require a new consent from ESBA participants for any financing to buy out the Helmsley estate’s interests.

Q: Could the ESB become a REIT on its own?

A: We do not believe that is realistic or desirable. Any ESB-only REIT would require the consent of ESBC which is controlled by the Malkin family and the Helmsley estate, which have consented only to the consolidation and IPO as currently proposed. We have been advised that a single-asset REIT is not typical, and most potential REIT investors (the great majority of which are institutional investors) would not react favorably to such a REIT. One reason is that a stand-alone REIT would bear many of the same ongoing expenses of a REIT owning a portfolio of properties without the benefit of other properties to share them with. We believe these expenses would make it less attractive to investors and diminish value to ESB investors.

Q: Will ESB investors be shortchanged by combining a marquee property such as ESB with other, less iconic properties?

A: No. All of the buildings in the proposed consolidation are financially stable, and their relative results and growth prospects were considered when Duff & Phelps, a national independent valuation expert, calculated how much of the exchange value each building would get in connection with the proposed consolidation. For example, ESB represents 34% of the square footage of the total portfolio but is receiving 56% of the exchange value in the proposed transaction. That disproportionate value reflects Duff & Phelps’s independent assessment of what is a fair allocation of value for ESB, which takes into account ESB’s future growth prospects.

Q: How do I know the valuations are fair?

A: To produce the exchange values and render a fairness opinion, Malkin Holdings chose Duff & Phelps based upon its reputation and independence. Duff & Phelps is an internationally recognized firm with an excellent reputation which is well skilled in providing valuation services for a broad variety of real estate firms. Duff & Phelps began by appraising the value of each of the 18 office and retail properties and the development site to be included in the REIT that would be created as part of the consolidation. Then, Duff & Phelps allocated such property’s value to each of the present entities holding an interest in that property, based in part on information and representations provided by Malkin Holdings LLC. Valuation materials which Duff & Phelps provided to us or used in connection with the valuations have been filed in Appendices A, B and C to the prospectus/consent solicitation statement which you can review, including the financial projections used by Duff & Phelps in its exchange valuation process for all the properties.

Q: What is the status of the ESB turnaround?

A: The program is in progress. The lobby has been restored, the observatory largely has been upgraded, and new leases have been concluded for over 1.5 million square feet of office and retail space. However, to complete the comprehensive program for renovation and repositioning of ESB, additional capital of approximately $185.0 million to $225.0 million, in addition to the additional costs for tenant improvements and leasing commission, will be required through 2016.

Q: What about all these lawsuits that were filed—did the Malkins do something wrong?

A: No. Virtually all large deals get challenged in court. These claims now have been settled by written agreement with no admission of wrongdoing. In fact, after plaintiffs’ counsel reviewed thousands of documents and interviewed many witnesses, the plaintiffs now support the proposed transaction. Investors in the subject LLCs will bear no cost in connection with such settlement and will participate in receiving the settlement proceeds.

Q: What are the override interests?

A: The Malkin group has from the inception of these entities and/or subsequent investor consents been entitled to share in excess cash distributions through overrides. For example, from overage rent distributions since the time the ESBA investment was created, Malkin Holdings has been the recipient of a 6% override from ESBA, which has been paid from distributions, and 93.99% of ESBA investors have voluntarily consented to a capital override, which provides the Malkin group with a 10% override to Malkin

Holdings from capital transaction proceeds in excess of a return of capital, for reasons that included giving Malkin Holdings an incentive to manage the building in a way that would maximize capital proceeds and thereby further align the interests of Malkin Holdings with investors. Overrides from excess distributions are also in effect for investors in 60 East 42nd and 250 West 57th based on the original entity documents and/or subsequent investor consents.

Q: Why do the Malkins get payment on these interests in the proposed transaction?

A. By contract, the Malkins are entitled to distributions on the override interests out of the proceeds from a “capital event”, which includes any transfer of the property of the subject LLCs. The proposed consolidation is a capital event. In the proposed consolidation and IPO, control of the combined enterprise will be transferred from the supervisor, the Malkin Holdings group, and the Helmsley estate to a board comprised of six independent directors out of a seven-member board of directors. For example, many existing investors in the private entities and the other public entities who currently do not own interests in ESB (44% by aggregate exchange value) will own collectively an indirect interest in ESB and the other properties, and the existing investors in ESBA will own 28% of ESB and each of the other properties, after the consolidation and IPO through their new interests in the publicly-traded REIT, representing a significant transfer of ownership in all the properties. Thus, the proposed consolidation represents a transfer to a new entity with substantial additional assets, substantial new investors, and a new governance structure—in no way a continuation of the prior entities or the same investors.

Q: When can I sell OP Units or shares of Class A common stock of the REIT after the consolidation and the IPO?

A: After the closing of the consolidation and the IPO, each participant (except the Malkin Family, whose members are subject to a longer restrictive period in which they cannot sell) will have the ability to sell up to 50% of both the OP Units and Class A or Class B common stock received in the consolidation at any time after the 180th day following the IPO pricing date and the balance of the OP Units and Class A or Class B common stock 12 months after the IPO pricing date. In addition, each participant that receives OP Units may, immediately following the consolidation and the IPO, sell up to approximately 4% of the OP Units issued to him or her (assuming all of the participants in each subject LLC elect to receive OP Units).

Q: When are OP Units exchangeable for shares of common stock?

A: Beginning 12 months after the completion of the IPO, each holder of OP Units will have the right to require the operating partnership to redeem all or a portion of its OP Units for a cash amount equal to the then-current market value of one share of Class A common stock per OP Unit, or, at the REIT’s election, to exchange each such OP Unit for a share of Class A common stock on a one-for-one basis.

Q: What is a REIT, and why will the company elect to be a REIT?

A: A REIT is an entity that has elected and qualifies to be taxed as a “real estate investment trust” under the Internal Revenue Code of 1986. The primary benefit of REIT qualification is that a REIT is generally entitled to a deduction for dividends that it pays and, therefore, is not subject to U.S. federal corporate income tax on the net income distributed to its stockholders. To maintain this status, a REIT must distribute at least 90% of its REIT taxable income each year.

Q: When do you expect the consolidation to be completed?

A: We plan to complete the consolidation as soon as possible after the receipt of the approval by the required vote of your subject LLC’s participants and the approval by the required vote of the other subject LLCs’ participants, conditioned on the closing of the IPO. While we are unable to estimate the closing date of the consolidation, by its terms it is required to be completed no later than December 31, 2014.

Q: If I own participation interests in more than one subject LLC, what should I do?

A: For each subject LLC in which you own a participation interest, in the same mailing in which you received the prospectus/consent solicitation statement you have received a transmittal letter, supplement and consent form which provides for vote with respect to the consolidation proposal and the third-party portfolio proposal. Regardless of how many subject LLCs in which you own a participation interest, you have received a single copy of the prospectus/consent solicitation statement. Participants in each subject LLC will vote separately on whether or not to approve the consolidation. Accordingly, if you hold participation interests in more than one subject LLC, you must complete one consent form for each subject LLC in which you are a participant.

Q: Information in the prospectus/consent solicitation statement is based on a $10,000 original investment. Where can I find information about my actual original investment?

A: Information is presented in the prospectus/consent solicitation statement based on a $10,000 original investment to allow participants to determine the effect on them individually. Information regarding the amount of your actual original investment will be provided on the consent form sent to you.

Q: Is it true that the transaction will cause participants to pay an $85 million tax bill for the Malkins?

A: No. No Payment to the Malkins would be required upon the consolidation, IPO or a sale to a third-party. The tax protection agreement only requires payment where, following the IPO, the REIT’s independent board directors decided to sell (or failed to maintain certain debt with respect to) one or more of four designated assets within a certain time frame. Not only is no such transaction contemplated at this time, but the independent board members will be subject to a fiduciary duty which would require them to determine that the sale was in the best interests of the REIT before any such transaction could occur.

Q: Is MacKenzie the proxy solicitor the same group who has launched the recent tender offer?

A: No. The group making the tender offer consists of entities reportedly affiliated with MacKenzie Capital Management in Moraga, California. Such entities are not related to Malkin Holdings or its proxy solicitor MacKenzie Partners, Inc.

Register For a Conference Call

Now that the S-4 is effective, we are hosting conference calls for investors to provide information and answer questions on the proposed transaction. There are nearly 4,000 investors involved in this consent process, and three entities for which a vote is to be taken. To make the calls work, there are scheduled separate calls for each investment entity and the number of attendees on each call will necessarily be limited.

We will schedule as many calls as are required for every interested investor to be able to participate. We have set aside several initial dates and times for these calls. If you wish to participate, please select the entity you are invested in below. This will lead to a calendar which will enable you to choose the time(s) most convenient for you and fill in your contact information with the option to submit a question. Once you have done this, you will receive an email with instructions on how to access the call. If none of the available times is convenient for you, or if all calls are filled, please contact MacKenzie at 1-888-410-7850 and we will contact you with new call dates.

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Media/News

Click here to read a February 15, 2013 article on Forbes.com about the benefits to investors of the proposed transaction.

Click here to see Anthony Malkin on Bloomberg TV speak publicly for the first time about the Malkin Holdings proposals.

Click here to read David Levitt’s 1/29/13 Bloomberg article.

Click here to read Brad Thomas’s 1/28/13 TheStreet.com article.

Click here to read Aaron Elstein’s 1/22/13 Crain’s New York article.

The links are to articles on web sites created and maintained by someone other than Malkin Holdings. The web sites you are linking to will have legal notices, privacy policies, or other requirements that differ from those of Malkin Holdings, so you may want to review them, We are providing these links for your convenience. Malkin Holdings does not control or guarantee the accuracy, relevance, timeliness, or completeness of those web sites or the articles linked, Certain of these articles refer to values of participation interests, which are based on the exchange values. As described in the prospectus/consent solicitation statement, the exchange value determines the relative value of the consideration to be received in the consolidation and does not represent the fair market value of the consideration. The fair market value of the consideration to be received in the consolidation will be determined based on the IPO price determined in the IPO. Please see the prospectus/consent solicitation statement for more details.

Properties To Be Consolidated

The Empire State Building (350 5th Avenue)

New York, New York

The world’s most famous office building, The Empire State Building was built in 1931. It occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th street corridor in midtown Manhattan. The building is also a tourist destination; it offers panoramic views of New York and neighboring states from its world-famous observatories that draw millions of visitors per year. It is located within walking distance of mass public transportation, multiple parking garages, world-class shopping, dining and lodging.

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One Grand Central Place (60 East 42nd Street)

New York, New York

One Grand Central Place, located at 60 East 42nd St., was built in 1930. The building comprises premier office space and lower-level and ground-floor retail space. It is located on 42nd Street, between Park and Madison Avenues, directly across the street from Grand Central Terminal, located within walking distance of multiple parking garages, world-class shopping, dining and lodging.

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250 West 57th Street

New York, New York

Built in 1921, 250 West 57 St. occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue. The building comprises premier office space and ground-floor and lower-level retail space. It is close to Columbus Circle and the new media headquarters concentration in New York City, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes.

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First Stamford Place

Stamford, Connecticut

First Stamford Place was built in 1986. The office complex is located in Stamford, Connecticut, adjacent to the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express, Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options.

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1333 Broadway

New York, New York

1333 Broadway was built in 1915. It occupies the northwest corner of 35th Street and Broadway. The building comprises premier office space and lower-level, ground-floor and second-floor retail space. It is located between the nearby Times Square and Herald Square transportation hubs, directly across from the Macy’s flagship location, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services.

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1359 Broadway

New York, New York

1359 Broadway was built in 1924. The building comprises premier office space and ground-floor retail space. It occupies the northwest corner of 36th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services.

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1350 Broadway

New York, New York

1350 Broadway was built in 1929. The building comprises premier office space and ground-floor retail space. It occupies the entire block amidst Broadway, Sixth Avenue, 35th and 36th Streets. It is between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. Its close proximity to mass transportation includes numerous subway lines; numerous bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services.

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501 Seventh Avenue

New York, New York

Built in 1923, 501 Seventh Avenue occupies the northeast corner of 37th Street and Seventh Avenue. It comprises premier office space, apparel showroom space and ground-floor retail space. The building is located between the Times Square and Herald Square transportation hubs, within close proximity to numerous subway lines and bus routes, within walking distance of multiple parking garages, world-class shopping, dining and lodging.

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Metro Center

Stamford, Connecticut

Metro Center was built in 1987. The office building is located in Stamford, Connecticut, near the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express, Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. Tenants also have access to a secured structured parking facility within the building.

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10 Union Square

New York, New York

10 Union Square was built in 1988. The retail property is situated on the entire blockfront between 14th and 15th Streets on the east side of Union Square. The ground-floor and lower-level condominium unit, located at the base of a 29-story mixed-use development known as the Zeckendorf Towers, comprises of rentable retail space. Its close proximity to mass transportation includes numerous subway lines, the PATH trains and bus routes, and it is located atop one of the busiest subway stations in New York City.

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1010 Third Avenue

New York, New York

1010 Third Avenue was built in 1963. The retail property is located at the northwest corner of 60th Street and Third Avenue, directly adjacent to Bloomingdale’s flagship store, located in the heart of one of Manhattan’s Upper East Side’s most vibrant office, retail and residential neighborhoods. The three-story condominium unit, located at the base of a 20-story mixed use residential condominium building, comprises retail condominium space and a condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes.

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77 West 55th Street

New York, New York

77 West 55th Street was built in 1962. The retail property is located at the northeast corner of Sixth Avenue and 55th Street, a well-established 24-hour destination that attracts day-time workers, convenience and destination shoppers, tourists and residents. The ground-floor condominium unit, situated at the base of a 20-story residential condominium building, comprises retail condominium space and a condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes.

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500 Mamaroneck Avenue

Harrison, New York

500 Mamaroneck Avenue was built in 1986. The office building is constructed of a mirrored glass curtain wall on 35 landscaped acres in Harrison, New York. Its close proximity to mass transportation includes the Mamaroneck and White Plains train stations, which provide access to Metro North train services. Tenants have access to tenants-only shuttle service to the Mamaroneck train station. Tenants also have access to free on-site parking.

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10 Bank Street

White Plains, New York

10 Bank Street was built in 1989. The office building is located in downtown White Plains, New York, immediately adjacent to the White Plains Transportation Center, which serves the Metro North commuter line with express service to Grand Central Terminal. Its close proximity to mass transportation includes the Metro North Commuter Line; the Bee-Line Bus System, providing service to the Port Chester, Metro North Railroad, New Haven Line; taxis; and access to major highways. Tenants also have access to a six-level secured structured parking facility that is connected to the building.

1542 Third Avenue

New York, New York

1542 Third Avenue was built in 1991. The retail property is located on the west side of Third Avenue between East 86th and 87th Streets and the north side of 86th Street between Lexington and Third Avenues in Manhattan’s Upper East Side. The ground-floor retail condominium unit, located at the base of a 25-story luxury residential condominium building, comprises of retail space and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes.

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MerrittView (383 Main Avenue)

Norwalk, Connecticut

383 Main Avenue was built in 1985. The office building is located in Norwalk, Connecticut, at the intersection of the Super 7 Expressway and the Merritt Parkway, with immediate access to the Super 7 Expressway, Exits 40A and 40B of the Merritt Parkway and the Metro North Commuter Railroad. Its close proximity to mass transportation includes the South Norwalk Railroad Station and Merritt 7 Station, which provide access to Metro North train services. Tenants have access to a tenants-only shuttle van service to the South Norwalk Transportation Center and Merritt 7 Station. Tenants also have access to free on-site, structured parking on which the building sits.

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69-97 Main Street

Westport, Connecticut

69-97 Main Street was built in 1922. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways.

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103-107 Main Street

Westport, Connecticut

103-107 Main Street was built in 1900. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. The single-story structure comprises of high-end retail space and restaurant space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways.

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Option Properties

112-122 West 34th Street

New York, New York

112-122 West 34th Street is an office property in midtown Manhattan. The building is in transition from a garment tenant profile. The company’s management team believes that, if acquired, 112-122 West 34th Street would be consistent with the company’s portfolio composition and strategic direction.

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1400 Broadway

New York, New York

1400 Broadway is an office property in midtown Manhattan. The company’s management team believes that, if acquired, 1400 Broadway would be consistent with the company’s portfolio composition and strategic direction.

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Letters to Participants

Malkin Holdings LLC has sent several letters to participants since it filed its preliminary Form S-4 with the Securities and Exchange Commission (SEC) on February 13, 2012. These letters, which have also been filed with the SEC, can be found here. Malkin Holdings LLC plans to send additional letters to participants and will post them to this page after they are mailed to participants and filed with the SEC. We believe these letters continue to provide a useful reference at this time, understanding that subsequent letters or filings with the SEC contain updates.

Also posted here is a letter sent to ESBA investors by Martin Cowan in which he explains to them why they cannot rely on the financial analysis which he prepared and was used by Richard Edelman. (click here to view the link)

Letters of February 13, 2012 (click here to view links below):

Informs participants that the preliminary Form S-4 has been filed with the SEC and notifies them of the intention to consolidate properties and form a publicly traded real estate investment trust (REIT).

Empire State Building Associates L.L.C. (click here to view the link)

60 East 42nd St. Associates L.L.C. (click here to view the link)

250 West 57th St. Associates L.L.C. (click here to view the link)

Letter of March 16, 2012: (click here to view the link)

“Stop, Look and Listen” letter which explains that participants need not take any action until after the SEC declares the Form S-4 effective.

Letter of April 4, 2012: (click here to view the link)

Provides an overview of the consolidation and Initial Public Offering (IPO) process.

Letter of May 11, 2012: (click here to view the link)

Discusses the history of the two-tier, lessor/lessee ownership structure created for several properties supervised by Malkin Holdings LLC and the role of the supervisor.

Letter of May 31, 2012: (click here to view the link)

Provides details on the Helmsley estate’s required sale of its real estate holdings, the potential impact for investors and certain benefits of the proposed consolidation and IPO.

Letters of July 2, 2012 (click here to view links below):

Informs participants about the new “OP Unit” structure that would give all participants the option to defer any tax that could be triggered by the proposed consolidation.

Empire State Building Associates L.L.C. (click here to view the link)

60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (click here to view the link)

Letters of July 23, 2012 (click here to view links below):

Details the equity interests the Malkin family will receive as part of this transaction.

Empire State Building Associates L.L.C. (click here to view the link)

60 East 42nd St. Associates L.L.C. (click here to view the link)

250 West 57th St. Associates L.L.C. (click here to view the link)

Letters of August 6, 2012 (click here to view links below):

Q&A addressing issues that have been raised by ESBA investors.

Empire State Building Associates L.L.C. (click here to view the link)

60 East 42nd St. Associates L.L.C. (click here to view the link)

250 West 57th St. Associates L.L.C. (click here to view the link)

Letters of August 24, 2012: (click here to view links below)

Addresses questions about value allocation.

Empire State Building Associates L.L.C. (click here to view the link)

60 East 42nd St. Associates L.L.C. (click here to view the link)

250 West 57th St. Associates L.L.C. (click here to view the link)

Letter of September 6, 2012: (click here to view the link)

Provides information about the six independent directors who will become members of the Board of Directors of Empire State Realty Trust on the completion of the IPO.

Letter of November 9: (click here to view the link)

Addresses what we believe are material misrepresentations made by the Edelmans and persons working with them.

Letter of November 19, 2012: (click here to view the link)

Provides several updates including the settlement of the class action lawsuit, as well as other steps being taken to prepare for potentially becoming a public company.

Letter of December 7, 2012: (click here to view the link)

Sets the record straight about a certain individual who had reached out to ESBA participants.

Letter of January 7, 2013: (click here to view the link)

Informs participants that the SEC has declared the S-4 effective and provides participants with important letter sent by Martin Cowan, in which Mr. Cowan admits that the financial analysis he provided and which was used by Richard Edelman contains inadvertent errors and cannot be relied upon.

Letter of January 21, 2013: (click here to view the link)

Informs investors that a website has been launched to help them access information about the transaction.

Letters of January 21, 2013: (click here to view links below)

Cover letter accompanying the prospectus/consent solicitation which provides an overview of the consolidation and other proposals. Among other important information, the letter includes a discussion of the benefits of the transaction, the documents that are being provided in the mailing, and the different types of consideration available.

Letter of January 23, 2013: (click here to view the link)

Describes commemorative “Wall of Recognition” to be installed at Empire State Building for ESBA investors and how to participate.

Letter of January 25, 2013: (click here to view the link)

Addresses what we believe are additional material misrepresentations made by the Edelman group.

Letter of January 30, 2013: (click here to view the link)

Addresses what we believe are material misrepresentations made in a recent motion objecting to the class action settlement which we announced in November 2012.

Mailing of February 4, 2013: (click here to view the link)

Two-page flyer describing the benefits of the transaction and the misstatements found in the motion to intervene in the pending class action settlement.

Letters of February 6, 2013: (click here to view links below)

Offer participants our view of the strengths of our recommended courses of action as well as our view of the weaknesses if the current ownership structures remain, commonly referred to as “the status quo.”

Mailing of February 13, 2013: (click here to view the link)

Two-page flyer describing what investors stand to gain by voting “for” the transaction compared to what happens if they vote “no” or “abstain”.

Send Us Questions/ Comments

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Contact Info

Proxy Solicitor Agent:

Malkin Holdings LLC

c/o MacKenzie Partners, Inc.

105 Madison Avenue 17th Floor

New York, NY 10016

T (888) 410-7850

Malkin Holdings:

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

T (212) 687-8700

F (212) 983-1385

inquiries@malkinholdings.com

Important Information

This website does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investors in the Companies are urged to review such Registration Statement on Form S-4, the prospectus/consent solicitation statement, and other related documents now filed or to be filed with the SEC and available on this website, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

There are material risks and conflicts of interest associated with the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the prospectus/consent solicitation statement which has been filed with the SEC.

FORWARD-LOOKING STATEMENTS

This website contains forward-looking statements. In particular, statements pertaining to the REIT’s and the Companies capital resources, portfolio performance, dividend policy and results of operations contain forward-looking statements. Likewise, the REIT’s unaudited pro forma financial statements and all of its statements regarding anticipated growth in the REIT’s portfolio from operations, acquisitions and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “preliminary,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and the company may not be able to realize them. The REIT and the supervisor do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements are: included in this website or set forth in the prospectus/consent solicitation statement under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust, Inc.” and “The Company Business and Properties.”

While forward-looking statements reflect the REIT’s or the supervisor’s, as applicable, good faith beliefs, they are not guarantees of future performance. The REIT and the supervisor disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could impact the REIT’s future results, performance or transactions, see the section in the prospectus/consent solicitation statement entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the REIT (or to third parties making the forward-looking statements).

SEC Filings

Source: http://www.sec.gov/ | RRS Feed

Filings Description		Date Filed	Size	View

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-041235 (34 Act)	2/6/2013	122KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-041139 (34 Act)	2/6/2013	63KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-041102 (34 Act)	2/6/2013	88KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-038979 (34 Act)	2/5/2013	2MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-038964 (34 Act)	2/5/2013	44KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-030197 (34 Act)	1/30/2013	26KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-030073 (34 Act)	1/30/2013	85KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-028440 (34 Act)	1/30/2013	28KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-026342 (34 Act)	1/28/2013	83KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-026315 (34 Act)	1/28/2013	16KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-025050 (34 Act)	1/28/2013	84KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-025022 (34 Act)	1/28/2013	62KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-025012 (34 Act)	1/28/2013	59KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-024992 (34 Act)	1/28/2013	52KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-023355 (34 Act)	1/25/2013	11KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13- 020812 (34 Act)	1/23/2013	16KB	Documents

424B3	Prospectus [Rule 424(b)(3)] Acc-no: 0001193125-13-020666 (33 Act)	1/23/2013	5MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-019091 (34 Act)	1/22/2013	2MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-018458 (34 Act)	1/22/2013	610KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-018445 (34 Act)	1/22/2013	236KB	Documents

424B3	Prospectus [Rule 424(b)(3)] Acc-no: 0001193125-13-018290 (33 Act)	1/22/2013	30MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-005172 (34 Act)	1/7/2013	15KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-13-003601 (34 Act)	1/4/2013	23KB	Documents

EFFECT	Notice of Effectiveness Acc-no: 9999999995-12-003612 (33 Act)	12/21/2012	2KB	Documents

S-4/A	[Amend] Registration of securities, business combinations Acc-no: 0001193125-12-512349 (33 Act)	12/21/2012	36MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-509204 (34 Act)	12/20/2012	12KB	Documents

S-4/A	[Amend] Registration of securities, business combinations Acc-no: 0001193125-12-504011 (33 Act)	12/17/2012	37MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-500137 (34 Act)	11/12/2012	49KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-495258 (34 Act)	12/7/2012	12KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-476259 (34 Act)	11/20/2012	21KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-465449 (34 Act)	11/13/2012	21KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-465218 (34 Act)	11/13/2012	67KB	Documents

S-4/A	[Amend]Registration of securities, business combinations Acc-no: 0001193125-12-449241 (33 Act)	11/2/2012	92MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-383049 (34 Act)	9/6/2012	28KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-368344 (34 Act)	8/24/2012	165KB	Documents

S-4/A	[Amend]Registration of securities, business combinations Acc-no: 0001193125-12-351400 (33 Act)	8/13/2012	35MB	Documents

Filings Description		Date Filed	Size	View

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-340845 (34 Act)	8/7/2012	138KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-338044 (34 Act)	8/6/2012	29KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-325720 (34 Act)	7/31/2012	13KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-310470 (34 Act)	7/23/2012	70KB	Documents

S-4/A	[Amend]Registration of securities, business combinations Acc-no: 0001193125-12-293929 (33 Act)	7/3/2012	26MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-292003 (34 Act)	7/2/2012	44KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-255356 (34 Act)	5/31/2012	18KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-228652 (34 Act)	5/11/2012	15KB	Documents

S-4/A	[Amend]Registration of securities, business combinations Acc-no: 0001193125-12-216509 (33 Act)	5/8/2012	16MB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-149786 (34 Act)	4/4/2012	13KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-119407 (34 Act)	3/16/2012	14KB	Documents

425	Prospectuses and communications, business combinations Acc-no: 0001193125-12-059273 (34 Act)	2/14/2012	22KB	Documents

S-4	Registration of securities, business combinations Acc-no: 0001193125-12-054391 (33 Act)	2/13/2012	20MB	Documents

Private Policy

Malkin Holdings LLC Privacy Policy

Malkin Holdings LLC knows your privacy is important to you, and we want you to know it is important to us too. We created this Policy to explain the types of information we collect through EmpireStateRealtyTrust.com (the “Site”) and the ways in which we will use, disclose and protect this information once it is collected. By visiting our Site, you agree to the terms of this Privacy Policy as they may be amended from time to time.

Here are a few general principles to keep in mind as you read through this Policy:

•

The Site is owned and operated by Malkin Holdings LLC and contains information about its affiliates and Empire State Realty Trust, Inc., Empire State Realty OP, L.P., Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C. (referred to collectively in this policy as “we,” “us,” “our” and other similar pronouns).

•	As our business evolves, this Policy may change, so check back to this page periodically to make sure you understand how your personal information will be treated.

•	This Policy is incorporated into, and part of, our Terms of Use, which govern your use of our sites as a whole.

•

This Policy does not apply to information which you may provide to us, or which we may obtain, other than through the Site, such as over the phone, by mail, or in person, or through other web sites maintained by us or our affiliates.

•

If you are located outside the United States, you should know that the information you provide to us is being transmitted to us and processed in the United States and will be protected subject to this privacy policy and United States laws, which may not be as protective as the laws in your country. By using the Site, you agree to this.

What information is collected on this Site?

User-Provided Information

“Personal Information” is information that can be used to identify you as an individual or allow someone to contact you, as well as information associated with such information. We may collect Personal Information such as your name; e-mail addresses; whether you are a current investor; company name; telephone number; and the content of any messages that you send to us. For example, we collect Personal Information when you submit a comment or question to us using the “contact us” feature on the Site.

Cookies

We use a technology known as “cookies” in order to allow you to remain logged in during your use of the Site. Cookies will not track your use of the Site, and any information that may be obtained via cookies will not be saved or retained in any way on our server. The cookies we use will expire when you close your browser window.

We will not retain any Site usage information that is linked or linkable in any way to a user’s Personal Information or log-in credentials.

By using our Web Site, you consent to our use of the technologies as described above.

How is your information used?

We or one of our service providers may use the information we collect from and about you to perform the following business functions:

•	enabling users to use our Site and its features

•	administering the Site

•	responding to your requests, questions, and concerns

•	developing new features on the Site

•	protecting our rights and property

•	other purposes disclosed when personal information is submitted to us

Do we share Personal Information with others?

Generally, we will not share your information that we collect on the Site with unaffiliated third parties other than sharing with third parties who need your information in order to provide services to or for us.

In addition, we may share your information with third parties (i) when we believe in good faith that disclosure is necessary to protect our rights or property, protect your safety or the safety of others, investigate fraud or respond to a government, judicial or other legal request, or to comply with the law and (ii) in connection with a corporate change or dissolution, including for example a merger, acquisition, reorganization, consolidation, bankruptcy, liquidation, sale of assets or wind down of business.

Security

While we endeavor to protect the security and integrity of sensitive Personal Information collected via the Site, due to the inherent nature of the Internet as an open global communications vehicle, we cannot guarantee that any information, during transmission through the Internet or while stored on our system or otherwise in our care, will be absolutely safe from intrusion by others, such as hackers.

If you correspond with us by e-mail or using Web forms like a “contact us” feature on our Site, you should be aware that your transmission might not be secure. A third party could view the information you send in transit by such means. We will have no liability for disclosure of your information due to errors or unauthorized acts of third parties during or after transmission.

You are responsible for maintaining the strict confidentiality of any log-in information, and you shall be responsible for any activity engaged in by a person to whom you have provided log-in information, whether or not you authorized such activity. Please notify us of any unauthorized use of log-in information or any other breach of security.

If we believe the security of your Personal Information in our care may have been compromised, we may seek to notify you of that development. If a notification is appropriate, we will endeavor to notify you reasonably promptly under the circumstances. If we have your e-mail address, we may notify you by e-mail. You consent to our use of e-mail as a means of such notification.

“Linked-To” Web Sites

The Site may contain links that lead to other web sites. We are not responsible for these other sites, and so their posted privacy policies (not this Policy) will govern the collection and use of your information on them. We encourage you to read the privacy statements of each web site visited after leaving the Site to learn about how your information is treated by others.

Changes to this Privacy Policy

We may change this Policy from time to time. When we do, we will let you know by posting the changed Policy on this page with a new “Last Updated” date. In some cases (for example, if we significantly expand our use or sharing of your Personal Information), we may also tell you about changes by additional means, such as by sending an e-mail to the e-mail address we have on file for you. In some cases, we may request your consent to the changes.

Contact Us

If you have any questions or comments regarding our privacy practices, you may contact us at:

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Telephone: (212) 687-8700

Fax: (212) 983-1385

Email: inquiries@malkinholdings.com

Attention: Privacy Policy

Effective Date: January 19, 2013

Terms of Use

Terms of use

Website Terms of Use

Thank you for visiting the EmpireStateRealtyTrust.com website. Please read these Terms of Use carefully before using this website. By accessing this website in any manner (whether automated or otherwise), you agree to be bound by these Terms of Use and any additional terms and conditions that are referenced below or otherwise may apply to specific areas of this site.

Certain features, software, documents, videos or information that you download from our website may be subject to additional terms and conditions presented to you at the time that you use or download them.

You represent that you are legally able to accept these Terms of Use, and affirm that you are of legal age to form a binding contract. If you do not agree to these Terms of Use, you may not use this site.

We reserve the right to change these Terms of Use at any time. Such changes will be effective when posted. By continuing to use the site after we post any such changes, you accept the Terms of Use as modified.

No Solicitation or Offer is Intended by Use of this Site

The information provided on this site is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation or which would subject Empire State Realty Trust, Inc., Empire State Realty OP, L.P., Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C., 250 West 57th Street Associates L.L.C., Malkin Holdings L.L.C. (“Malkin Holdings”) or any of their affiliates to any registration requirement within such jurisdiction or country. Neither the information nor any opinion contained in this site constitutes a solicitation or offer by Empire State Realty Trust, Inc., Empire State Realty OP, L.P., Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C., 250 West 57th Street Associates L.L.C., Malkin Holdings or any of their affiliates to buy or sell any securities, real estate or other investments or assets or provide any investment advice or service in any such jurisdiction.

Rules of Conduct

There are a few rules of conduct that you are required to follow when you use this website:

•

Do not “harvest” (or collect) information from the site using an automated software tool or manually on a mass basis (unless we have given you separate written permission to do so). This includes information about Empire State Realty Trust, Inc., Empire State Realty OP, L.P., Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C., 250 West 57th Street Associates L.L.C. or Malkin Holdings, documents and videos available on the site.

•	Do not use automated means to access the site, or gain unauthorized access to the site or to any account or computer system connected to the site.

•	Do not “stream catch” (download, store or transmit copies of streamed content).

•	Do not obtain, or attempt to obtain, access to areas of the site or our systems that are not intended for access by you.

•	Do not “flood” the site with requests or otherwise overburden, disrupt or harm the site or its systems.

•	Do not circumvent or reverse engineer the site or its systems.

•	Do not restrict or inhibit another user or users from using and enjoying this site.

You also must comply with all applicable laws and contractual obligations when you use this site.

Ownership of Site Content

Malkin Holdings and/or its affiliates own the intellectual property rights in the content and materials displayed on this website. All trademarks, service marks and trade names, including but not limited to Malkin Holdings, Malkin Properties, Malkin Construction, Malkin Securities, Wien & Malkin, W&M, and associated block logos, are trademarks of Malkin Holdings and/or its affiliates and are proprietary to us. You may use this site (including such content and materials) for your own personal, non-commercial use, but you may not use it for commercial purposes. You may not modify, copy, reproduce, republish, upload, post, transmit, translate, sell, create derivative works, exploit, or distribute in any manner or medium (including by email or other electronic means) any material from this site unless explicitly authorized in these Terms of Use or by us in advance in writing. You may, however, from time to time, download and/or print one copy of individual pages of the site for your personal, non-commercial use, provided that (i) you keep intact all copyright and other proprietary notices and (ii) you make no modifications to the materials. Except as may be permitted by law, you must obtain our written permission before using any copyrighted material from our websites. You do not acquire any ownership rights by downloading material from our website.

Site Log In

To access this site you are required to log-in [using a user name and password previously provided to you by Malkin Holdings.] You are responsible for all activity occurring when this site is accessed through your account, whether authorized by you or not. Therefore, if you create an account, be sure to protect the confidentiality of your account password. We are not liable for any loss or damage arising from your failure to protect your password or account information.

Electronic Communications

The communications between you and us via this site use electronic means, whether you visit this site or send us an email, or whether we post notices on this site or communicate with you via email. For contractual purposes, you consent to receive communications from us in an electronic form, and you agree that all terms and conditions, agreements, notices, disclosures, and other communications that we provide to you electronically satisfy any legal requirement that such communications would satisfy if it were in writing. The foregoing does not affect your non-waivable rights.

Changes to This Site

We reserve the right to make changes to, or to suspend or discontinue (temporarily or permanently), this site or any portion of this site. You agree that we will not be liable to you or to any third party for any such modification, suspension or discontinuance.

Suspension or Termination of Access

We have the right to deny access to, and to suspend or terminate your access to, the site, or to any features or portions of the site, at any time and for any reason, including for any violation by you of these Terms of Use. In the event that we suspend or terminate your access to and/or use of the site, you will continue to be bound by the Terms of Use that were in effect as of the date of your suspension or termination.

Linking Policies

This site may contain links to third party websites. Such links are provided for your convenience only, and you access them at your own risk. We are not responsible for, and do not endorse, the content of any such sites, nor do we take responsibility for the accuracy of any such sites. The content on such sites will not have been developed or otherwise reviewed by Malkin Holdings, which is not responsible for damages or losses caused by any delays, defects or omissions that may exist in the services, information or other content provided in such site, whether actual, alleged, consequential or punitive. Malkin Holdings makes no guarantee or representation as to, and shall have no liability for, any electronic content delivered by any third party, including, without limitation, the accuracy, subject matter, quality or timeliness of any electronic content. When you visit a linked site you should read the terms of use and privacy policy that govern that particular linked site.

Indemnification

You agree to indemnify, defend and hold us and our affiliates, and our respective directors, officers, employees and agents, harmless from and against any claims, liabilities, losses, damages, costs and expenses, including reasonable attorneys’ fees, arising from your use of this site, your submissions to this site, or any violation of these Terms of Use, or applicable law, by you or by someone accessing the site via your account. We reserve the right, at our own expense, to assume the exclusive defense and control of any matter subject to indemnification by you, in which event you agree to cooperate with us in defending such claims. This indemnification, defense and hold harmless obligation will survive these Terms of Use and the termination of your use of this site.

Jurisdictional Issues

We control and operate this website from our facilities in the United States of America, and unless otherwise specified, the materials displayed on this website are presented solely for the purpose of promoting services available in the United States, its territories, possessions, and protectorates. We do not represent that materials on this site are appropriate or available for use in other locations. If you choose to access this site from other locations, you are responsible for compliance with local laws, if and to the extent local laws are applicable.

Applicable Law; No Waiver; Severability

These Terms of Use, and the relationship between you and us, will be governed by the laws of the United States and the State of New York, without giving effect to any principles of conflicts of law. Our failure to exercise or enforce any right or provision of these Terms of Use will not constitute a waiver of such right or provision. If any provision of these Terms of Use is found by a court of competent jurisdiction to be invalid, you and we nevertheless agree that the court should endeavor to give effect to intentions as reflected in the provision, and the other provisions of these terms and conditions will remain in full force and effect.

Governing Jurisdiction

ANY DISPUTE WILL BE LITIGATED BY EITHER PARTY IN A COURT OF COMPETENT JURISDICTION ONLY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR, IF SUCH COURT WOULD NOT HAVE JURISDICTION OVER THE MATTER, THEN ONLY IN A NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK. EACH PARTY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THESE COURTS AND AGREES NOT TO COMMENCE ANY LEGAL ACTION UNDER OR IN CONNECTION WITH THE SUBJECT MATTER OF THIS TERMS OF USE IN ANY OTHER COURT OR FORUM. EACH PARTY WAIVES ANY OBJECTION TO THE LAYING OF THE VENUE OF ANY LEGAL ACTION BROUGHT UNDER OR IN CONNECTION WITH THE SUBJECT MATTER OF THIS TERMS OF USE IN THE FEDERAL OR STATE COURTS SITTING IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK, AND AGREES NOT TO PLEAD OR CLAIM IN SUCH COURTS THAT ANY SUCH ACTION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Disclaimer of Warranties

THIS SITE AND ITS CONTENT AND SERVICES ARE PROVIDED FOR INFORMATIONAL PURPOSES. WE PROVIDE THIS SITE ON AN “AS IS” AND “AS AVAILABLE” BASIS, WITHOUT WARRANTY OF ANY KIND WHETHER EXPRESS OR IMPLIED (INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE AND NON-INFRINGEMENT). THIS MEANS THAT WE MAKE NO PROMISES THAT:

•	THE SITE WILL BE AVAILABLE AT ANY PARTICULAR TIME,

•	THE SITE WILL MEET ANY PARTICULAR REQUIREMENTS OR PROVIDE ANY PARTICULAR RESULTS,

•	THE INFORMATION ON THE SITE WILL BE ACCURATE OR UP-TO-DATE,

•	THE SITE OR THE INFORMATION TRANSMITTED TO OR FROM IT OR STORED ON IT WILL BE SECURE FROM UNAUTHORIZED ACCESS, OR

•	THE SITE WILL BE UNITERRUPTED OR ERROR-FREE OR WILL BE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS, OR THAT DEFECTS WILL BE CORRECTED.

WE LIKEWISE MAKE NO WARRANTIES OR REPRESENTATIONS REGARDING ANY SERVICES PROVIDED VIA THIS SITE. ANY SERVICES PROVIDED VIA THIS SITE ARE PROVIDED “AS IS”, EXCEPT TO THE EXTENT, IF AT ALL, OTHERWISE SET FORTH IN A SEPARATE AGREEMENT ENTERED INTO BETWEEN YOU AND US OR BETWEEN YOU AND A THIRD PARTY.

YOU AGREE THAT USE OF THIS SITE IS AT YOUR OWN RISK. ALTHOUGH WE TRY TO ENSURE THAT THE MATERIALS AND INFORMATION POSTED ON THIS SITE IS ACCURATE AND UP-TO-DATE, WE RESERVE THE RIGHT TO CHANGE OR MAKE CORRECTIONS TO ANY OF THE INFORMATION AT ANY TIME. WE CANNOT, AND DO NOT, GUARANTEE THE CORRECTNESS, TIMELINESS, PRECISION, THOROUGHNESS OR COMPLETENESS OF ANY OF THE INFORMATION AVAILABLE ON THIS SITE, NOR WILL WE BE LIABLE FOR ANY INACCURACY OR OMISSION CONCERNING ANY OF THE INFORMATION PROVIDED ON THIS SITE. NO ADVICE, RESULTS OR INFORMATION, WHETHER ORAL OR WRITTEN, OBTAINED BY YOU FROM US OR THROUGH THE SITE SHALL CREATE ANY WARRANTY NOT EXPRESSLY MADE HEREIN. WE HEREBY DISCLAIM, AND YOU HEREBY WAIVE, ANY AND ALL WARRANTIES AND REPRESENTATIONS MADE IN ANY MATERIALS AVAILABLE ON THE SITE, SUPPORT DOCUMENTATION, BY OUR EMPLOYEES OR AGENTS, AND OTHERWISE ON THE SITE OR IN CORRESPONDENCE WITH US OR OUR AGENTS. WE ARE NOT RESPONSIBLE FOR ANY LOSS OR DAMAGE THAT COULD RESULT FROM INTERCEPTION BY THIRD PARTIES OF ANY INFORMATION MADE AVAILABLE TO YOU VIA THIS SITE. WE ARE NOT RESPONSIBLE FOR ANY DISPUTES BETWEEN USERS OR BETWEEN USERS AND THIRD PARTIES.

THESE DISCLAIMERS APPLY TO US AND OUR AFFILIATED AND RELATED COMPANIES AS WELL AS THIRD PARTIES THAT ARE INVOLVED IN THE CREATION, PRODUCTION OR DISTRIBUTION OF THE SITE, AND ANY OF THEIR EMPLOYEES AND AGENTS.

Limitations of Liability

IF YOU ARE DISSATISFIED WITH THIS SITE, OR ANY INFORMATION OR MATERIALS ON THIS SITE, OR WITH ANY OF THE SITE’S TERMS OF USE, YOUR SOLE AND EXCLUSIVE REMEDY IS TO DISCONTINUE USING THE SITE.

IN NO EVENT WILL WE OR ANY OF OUR AFFILIATES, OR ANY OF OUR OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR CONTENT OR SERVICE PROVIDERS, BE LIABLE FOR ANY DAMAGES (INCLUDING, WITHOUT LIMITATION, DIRECT, INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES) ARISING FROM, OR DIRECTLY OR INDIRECTLY RELATED TO, THE USE OF, OR THE INABILITY TO USE, THIS SITE (OR THE CONTENT,

MATERIALS AND FUNCTIONS PROVIDED AS PART OF THIS SITE), WHETHER IN AN ACTION OF CONTRACT, NEGLIGENCE, OR STRICT LIABILITY, EVEN IF WE KNEW, SHOULD HAVE KNOWN OR HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING AND WITHOUT LIMITING THE FOREGOING, YOU AGREE THAT OUR LIABILITY AND THE LIABILITY OF OUR AFFILIATES, AND OF ANY OF OUR OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR CONTENT OR SERVICE PROVIDERS, IF ANY, ARISING OUT OF ANY KIND OF LEGAL CLAIM IN ANY WAY RELATING TO THE USE OF THIS SITE, WILL NOT EXCEED THE AMOUNT YOU HAVE ACTUALLY PAID TO US, IF ANY, FOR USE OF THE SITE, OR, IF APPLICABLE, FOR USE OF THE SPECIFIC SITE FEATURE OR SERVICE FROM WHICH THE CLAIM IN QUESTION FIRST AROSE. BECAUSE SOME STATES DO NOT ALLOW THE EXCLUSION OR LIMITATION OF CERTAIN CATEGORIES OF DAMAGES, THE ABOVE LIMITATIONS MAY NOT APPLY TO YOU. IN SUCH STATES, OUR LIABILITY AND THE LIABILITY OF OUR AFFILIATES, AND OUR AND THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR CONTENT OR SERVICE PROVIDERS, IS LIMITED TO THE FULLEST EXTENT PERMITTED BY SUCH STATE LAW.)

U.S. Federal Securities Laws

All of the provisions of this Terms of Use are subject to any rights and remedies that users of this web site may have under United States federal securities laws and nothing herein is intended to limit in any way any rights or remedies that such users may have under United States federal securities laws.

Other

These Terms of Use and any additional terms and conditions that are referenced herein or otherwise may apply to specific areas of this site, constitute the entire agreement between us and you with respect to this website.

This agreement is personal to you and you may not assign it to anyone.

If any provision of these Terms of Use is found to be unlawful, void, or for any reason unenforceable, then that provision will be deemed severable from these Terms of Use and will not affect the validity and enforceability of any remaining provisions. These Terms of Use are not intended to benefit any third party, and do not create any third party beneficiaries. Accordingly, these Terms of Use may only be invoked or enforced by you or us.

YOU AGREE THAT REGARDLESS OF ANY STATUTE OR LAW TO THE CONTRARY, ANY CLAIM OR CAUSE OF ACTION THAT YOU MAY HAVE ARISING OUT OF OR RELATED TO USE OF THIS SITE, OR THESE TERMS OF USE, MUST BE FILED BY YOU WITHIN ONE YEAR AFTER SUCH CLAIM OR CAUSE OF ACTION ACCRUED OR BE PERMANENTLY BARRED.

Last Updated: January 19, 2013

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EMPIRE STATE BUILDING ASSOCIATES L.L.C.

CONSENT FORM

Reference is made to the Prospectus/Consent Solicitation Statement and the related Prospectus Supplement and Notice of Consent Solicitation to Participants, each dated January 21, 2013. The undersigned participant in the entity named above (the “subject LLC”) hereby votes as set forth below with respect to all participation interests in the subject LLC which the undersigned may be entitled to vote:

Please check the appropriate box.

1.	PROPOSED CONSOLIDATION

FOR ☑	AGAINST ☐	ABSTAIN ☐

The consolidation (“the consolidation”) of the subject LLC into Empire State Realty Trust, Inc. (the “company”) as described in the Prospectus/Consent Solicitation Statement and the Supplement referred to below, including the authorization of Malkin Holdings LLC (the “supervisor”) to take, on behalf of the subject LLC, any and all actions that are necessary or appropriate to carry out the consolidation. By voting for the consolidation, the undersigned hereby agrees to all the terms of the Contribution Agreement attached as Appendix B to the Prospectus Supplement (the “Supplement”) with respect to the subject LLC (the “Contribution Agreement”).

2.	ELECTION OF CONSIDERATION IN A CONSOLIDATION

NOTE: In the consolidation, as described in the Prospectus/Consent Solicitation Statement:

(i) if you elect to receive operating partnership units of Empire State Realty OP, L.P. (“Operating Partnership Units”), it is generally expected that you should be treated as receiving the Operating Partnership Units in a tax-deferred transaction; and

(ii) if you elect to receive any Class A common stock of Empire State Realty Trust, Inc. (“Class A Stock”) or Class B common stock of Empire State Realty Trust, Inc. (“Class B Stock”), it is generally expected that you should be treated as receiving such common stock in a taxable transaction.

Participants should read the discussion under the heading “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” in the Prospectus/Consent Solicitation Statement for information regarding the tax consequences of the consolidation.

I elect to receive my consideration in a consolidation in the following percentages, which must total 100%:

(a) %	OPERATING PARTNERSHIP UNITS, without taking any Class B Stock in place of any such Operating Partnership Units.

(b) 100%	OPERATING PARTNERSHIP UNITS with CLASS B STOCK, on the basis that I will receive one share of Class B Stock (entitling me to 50 votes) in place of one Operating Partnership Unit out of every 50 Operating Partnership Units which I would otherwise receive.

(c) %	CLASS A STOCK

Items (a), (b), and (c) must total 100%.

To the extent the percentages filled in above total less than 100% or are not filled in at all, the unelected amount will be deemed to be an election for Operating Partnership Units under Item (a).

3.	PROPOSED THIRD-PARTY PORTFOLIO SALE

FOR ☑	AGAINST ☐	ABSTAIN ☐

Authorization of the supervisor to approve an offer from an unaffiliated third-party to purchase the consolidated portfolio if a definitive agreement is signed by December 31, 2015, and to take on behalf of the subject LLC any and all actions that are necessary or appropriate to carry out the foregoing, on the terms described in the Prospectus/Consent Solicitation Statement and Supplement.

4.	REQUEST FOR VOLUNTARY PRO RATA REIMBURSEMENT FOR LITIGATION AND ARBITRATION COSTS

CONSENTS TO ☑	DOES NOT CONSENT TO ☐	ABSTAIN ☐

Voluntary pro rata reimbursement to the supervisor and Peter L. Malkin as described in the Prospectus/Consent Solicitation Statement and Supplement for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the property in which the subject LLC owns an interest.

************************

THIS CONSENT SOLICITATION IS MADE ON BEHALF OF THE SUPERVISOR, MALKIN HOLDINGS LLC. THE SUPERVISOR RECOMMENDS THAT PARTICIPANTS CONSENT TO EACH OF THE FOREGOING ITEMS.

WHAT EACH PARTICIPANT RECEIVES IN THE CONSOLIDATION OR THIRD-PARTY PORTFOLIO SALE WILL BE BASED ON THE ALLOCATION MADE IN ACCORDANCE WITH THE EXCHANGE VALUE SHOWN IN THE PROSPECTUS/CONSENT SOLICITATION AS MADE BY DUFF & PHELPS, LLC (THE “INDEPENDENT VALUER”) AND THE ENTERPRISE VALUE DETERMINED IN THE COMPANY’S INITIAL PUBLIC OFFERING (THE “IPO”) OR SUCH SALE.

IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEMS 1 OR 3, THE PARTICIPANT WILL BE DEEMED TO HAVE CONSENTED TO SUCH ITEM. IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEM 4, THE PARTICIPANT WILL BE DEEMED NOT TO HAVE CONSENTED TO SUCH ITEM.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN COMPLETING THIS FORM, PLEASE CALL MACKENZIE PARTNERS, INC. (888-410-7850), WHICH HAS BEEN ENGAGED BY THE SUPERVISOR TO ASSIST IN ANSWERING PARTICIPANT INQUIRIES.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT FORM, INCLUDING (1) THE ENCLOSED CERTIFICATE OF NON-FOREIGN STATUS (IF APPLICABLE) AND (2) THE ENCLOSED INTERNAL REVENUE SERVICE FORM W-9 (OR OTHER APPLICABLE FORM), ALL IN THE ENVELOPE PROVIDED. NO POSTAGE IS REQUIRED IF MAILED IN THE U.S. (ALTERNATIVELY, YOU MAY FAX TO 212-929-0308)

If you own participation interests in more than one group in the subject LLC, your consent applies to all such interests.

This consent form signature page also constitutes the signature page for the Lockup Agreement, the form of which is the exhibit to the Contribution Agreement. This consent form signature page also constitutes the signature page for the Limited Partnership Agreement and Registration Rights Agreement, the forms of which are attached as Appendixes D and E, respectively, to the Supplement. By executing this consent form, you agree to be bound by each such applicable agreement in the form attached to the Contribution Agreement or the Supplement, as applicable, all with the same effect as if you signed that agreement. Execution of this page constitutes execution of each such agreement, and the undersigned authorizes this page to be attached as a counterpart signature page for each such agreement.

This consent form must be completed and returned before the expiration date determined by the supervisor.

Date: Month/Day, 2013

Name of Participant:
Investor ID#:

Original investment:	$
Exchange Value*:	$
Voluntary Reimbursement Share:	$

John Doe
Signature(s) of Participant or Authorized Signatory	Signature(s) of Participant or Authorized Signatory

Title (if Trust or entity)	Title (if Trust or entity)

2

Please sign your name exactly as shown in print above. If there are two or more joint holders, all such holders must sign. If signing as attorney-in-fact, executor, administrator, trustee or guardian, please give your full title. If signing for an entity (corporation, partnership, or limited liability company), please give your full title (officer, partner, or authorized person). If more than one signature is required, this consent form may be executed in separate counterparts.

* Exchange value has been derived from the appraisal by the Independent Valuer and does not represent the value of the consideration you will receive in the consolidation, which will be based on the enterprise value determined in connection with the pricing of the IPO. The enterprise value (which is based on the IPO price) will be determined by, among other things, market conditions at the time of pricing of the IPO, the historical and future performance of the company and its portfolio of properties and the market’s view of the company’s net asset value and other valuation metrics. Today, some REITs’ common stock trades at a premium to perceived net asset value and others trade at a discount to perceived net asset value. The market’s view of the company’s net asset value determined in connection with the IPO could be less than the exchange values determined based on the Appraisal. The Appraisal was undertaken in connection with establishing relative value for the purpose of allocation of interests in the company among contributors of interests in the properties and not to establish the value of shares of common stock in the company upon completion of the IPO. In contrast, the pricing of REIT initial public offerings generally takes into account different factors not considered in the Appraisal, including current conditions in the securities markets, investor preferences and the market’s view of the company’s management team. Additionally, the Appraisal did not take into account transaction costs for the consolidation and the IPO.

The supervisor believes that initial public offering pricing for REIT common stock generally is at a discount to the market price for common stock of well-established, publicly-traded REITs, and that the company’s IPO pricing will be no different. For this and other reasons, the supervisor expects that the enterprise value at the pricing of the IPO will be lower than the aggregate exchange value at the pricing of the IPO, and such discount at the pricing of the IPO could be material and substantial. This discount cannot be determined until the pricing of the IPO. As the company continues to develop a track record as a public company, the supervisor believes that the company’s trading price following the IPO will be based on, among other things, the company’s historical and future performance, its performance relative to its peers, market conditions generally and its continued seasoning in the public markets. The company currently intends to pay regular quarterly dividends based on the performance of the company and its portfolio of properties, rather than just one property, and those distributions are required to be at least 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid, and excluding net capital gains) to maintain its qualification as a REIT. REIT taxable income will be determined by the performance of the portfolio of the company’s properties and unaffected by its stock price.

3

CERTIFICATION OF NON-FOREIGN STATUS (INDIVIDUAL PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated             , 2013 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following:

1. My name is John Doe.

2. I am not a nonresident alien for purposes of U.S. federal income taxation;

3. My U.S. taxpayer identifying number (Social Security number) is; and

4. My home address is 123 Circle Lane, City, State, Zip.

I understand that this certificate may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete.

Date: Month/Day, 2013

John Doe
Signature(s) of Participant	Signature(s) of Participant

4

THIS IRS FORM W-9 MUST BE COMPLETED BY ALL U.S. PERSONS PARTICIPATING IN THE CONSOLIDATION. NON-U.S. PERSONS SHALL COMPLETE THE APPLICABLE IRS FORM W-8. FAILURE TO COMPLETE AND RETURN THIS FORM (OR FOR NON-U.S. PERSONS, THE APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE CONSOLIDATION. ADDITIONAL INSTRUCTIONS ARE AVAILABLE ONLINE AT http://www.irs.gov/pub/irs-pdf/fw9.pdf.

TAXPAYER’S NAME:

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification No.	Part I Taxpayer Identification No.—For All Accounts

Enter your taxpayer identification number in

the appropriate box. For most individuals

and sole proprietors, this is your social

security number. For other entities, it is your

employer identification number. If you do

not have a number, see “How to Get a TIN”

in the online instructions, available at:

http://www.irs.gov/pub/irs-pdf/fw9.pdf.

Note: If the account is in more than one

name, see the chart in the online instructions

to determine what number to enter.

	123-45-6789 Social Security Number OR Employer Identification Number	Part II—For Payees Exempt From Backup Withholding, see the additional instructions available online at http://www.irs.gov/pub/ irs-pdf/fw9.pdf.

Check appropriate box:

☑    Individual/Sole proprietor    ☐    C Corporation    ☐    S Corporation    ☐    Partnership

☐    Trust/Estate    ☐    Limited liability company.

Enter tax classification (D = disregarded entity, C = corporation, P = partnership) V

☐    Other (specify)

☑    Exempt from Backup Withholding

Part III Certification—Under penalties of perjury, I certify that:

(1)	The number shown on this form is my correct taxpayer identification number or I am waiting for a number to be issued to me;

5

(2)	I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of the documents accompanying this form other than the certifications required to avoid backup withholding.

SIGNATURE John Doe	DATE Month/Day, 2013

6

The Empire State Building, New York, New York

Empire State Building Associates L.L.C. acquired a master operating leasehold interest in the Empire State Building through a public partnership in 1961 and acquired the fee title to this property in 2002. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in August 2006. The building comprises premier office space, a concourse, lower lobby, two observatories, broadcasting facilities and ground-floor retail space. It occupies the entire blockfront from 33rd Street to 34th Street on Fifth Avenue, anchoring the east side of the 34th street corridor in midtown Manhattan, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. The Empire State Building was built in 1931. The 102-story building comprises 2,696,316 rentable square feet of office space and 169,215 rentable square feet of retail space (including the observatory and broadcasting operations) and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a visitor reception desk, bank equipped with an ATM, FedEx/Kinko’s, Starbucks, upscale cocktail lounge and a variety of specialty stores and eat-in or take-out dining facilities within the retail arcade. As part of the company’s effort to increase the quality of its tenants, since 2007 the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Coty, Inc., a leading global fragrance and beauty company; the Federal Deposit Insurance Corporation; Host Services of New York, a leader in creating dining and shopping concessions for travel venues; and Walgreen Eastern Co., a New York City-based pharmacy. Other tenants include Funaro & Co., an accounting services firm; Kaltex North America, Inc., a subsidiary of the Mexican textiles company Grupo Kaltex; LinkedIn, an online professional network; Noven Pharmaceuticals, Inc., a specialty pharmaceutical company; People’s Daily Online USA, an online Chinese newspaper; Taylor Global, Inc., a public relations firm; The Freeh Group, an independent global risk management firm; Turkish Airlines, the national flag carrier of Turkey; and World Monuments Fund, a not-for-profit organization dedicated to preserving and protecting endangered ancient and historic sites around the world.

The Empire State Building offers panoramic views of New York and neighboring states from its world-famous 86th and 102nd floor observatories that draw millions of visitors per year. For the years ended December 31, 2007 through December 31, 2011, and for the nine months ended September 30, 2012, the number of visitors to the observatories was approximately 3.67 million, 4.03 million, 3.75 million, 4.03 million, 4.06 million and 3.24 million, respectively. For the years ended December 31, 2007 through December 31, 2011, the company increased the average ticket revenue per admission from $15.47 to $17.96 and for the nine months ended September 30, 2012, the average ticket revenue per admission was $19.61. The 86th floor observatory has a 360-degree outdoor deck as well as indoor viewing galleries to accommodate guests day and night, all year-round. The 102nd floor observatory is entirely indoors and offers a 360-degree view of New York City from 1,250 feet above ground. Observatory visitors enter the building via its main entrance on Fifth Avenue. Visitors proceed directly up dedicated escalators to the second floor and through security to purchase various ticket options at the cashier or to retrieve tickets purchased online at the company’s ticket kiosks. While waiting to gain access to the elevators, guests are entertained by a multi-media exhibit on sustainability and energy efficiency, which may be accessed in eight languages and is designed to inform and inspire the visitors. Also on the second floor, guests may purchase multilingual audio tours and viewer maps from the company’s licensee and be photographed by the licensee. There is a separately ticketed and independently owned and operated tour simulator under lease operating under the name NY Skyride. Visitors then proceed to one of six elevators to the 80th floor, where they are entertained by an exhibit operated by the Skyscraper Museum, “The Race to the Top,” which chronicles the construction of the building. They then have the opportunity to take one of two elevators or to walk up the stairs to the 86th floor observatory, which offers indoor and outdoor viewing areas. From the 86th floor, guests who have purchased an additional ticket may take an elevator to the fully

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

enclosed 102nd floor observatory. Visitors then return first to the 86th floor and then to the 80th floor where they must exit through Empire: The Store, the official Empire State Building souvenir shop operated by the company’s licensee HMS Host. Finally, they take the elevator to the second floor where they have the opportunity to purchase their photograph and ride one of two dedicated escalators to the lobby at the main entrance on Fifth Avenue, where they exit the building; by the end of 2012, they will also have the opportunity to exit through the company’s tenant Walgreens, which will shortly expand its ground floor retail space to the 2nd floor with direct frontage to the observatory’s exit path. The company generated approximately $68.5 million and $80.6 million in revenue from its observatory operations for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.

The company’s observatory business is subject to tourism trends and weather, and therefore does experience some seasonality. Over the past ten years, the number of visitors to the observatory, on average, has been slightly higher in the third quarter and slightly lower in the first quarter of each year. The Empire State Building’s observatory has maintained stable performance levels over the past ten years, despite changing competitive dynamics and economic conditions. Total revenue and operating income from the observatory’s operations have exhibited positive growth in all but two years from 2001 to 2011 (2001 and 2009), representing a compound annual growth rate for total revenue and operating income (including concessions revenue) of 12.4% and 12.5%, respectively. In addition, the average ticket revenue per admission has increased for each of the 12 years from 2000 to 2011 at a compound annual growth rate of 9.3% and the growth rate during each of those years, on a year over year basis, has never been negative. In the year ended December 31, 2011, the observatory experienced record admissions of over 4.06 million visitors and approximately $80.6 million of total revenue. The observatory has demonstrated strong performance despite competitive pressures as total revenue and operating income (including concessions revenue) increased by over 25.0% in 2005 and over 11.0% in 2006, despite the opening of the Top of the Rock observation deck at Rockefeller Center in November 2005. The Empire State Building’s observatory has also fared well during the recent recession. Despite a 7.0% decrease in the number of visitors as compared to 2008, 2009 admissions were still 2.0% higher than 2007 and the average ticket revenue per admission increased by 6.9% over 2008’s record level.

In addition to being a top New York City tourist attraction, the Empire State Building is also the center of the New York Tri-State region’s broadcasting operations. During the nine months ended September 30, 2012 and the year ended December 31, 2011, the company’s broadcasting licenses and related leased space generated approximately $15.9 million and $20.6 million, respectively. Various entities transmit from the company’s building setbacks and surfaces and the company’s broadcasting mast which rises 230 feet from the ceiling deck of the 103rd floor. Over 150 antennae provide a variety of point-to-point radio and data communications services and support delivery of broadcasting signals to cable and satellite systems and directly to television and radio receivers. As of September 30, 2012, 35 television and radio broadcasters were licensed to use the company’s broadcasting facilities and served the greater New York metropolitan designated market area, which includes New York, New Jersey and Connecticut. As of September 30, 2012, the company leased approximately 85,812 square feet to broadcasting tenants in the aggregate. Tenants that utilize the company’s broadcasting services receive the right to use the broadcasting facilities and also to lease transmitter space in the Empire State Building. In addition, the broadcasting licenses and related leased space are long-term and require that tenants pay substantially all maintenance expenses. The average remaining term of such license fees is approximately 6.6 years. The company’s broadcasting tenants, based on annualized broadcasting revenue, include, among others, FOX, CBS, ABC, NBC and WPIX, as well as many of the major radio stations in Manhattan and the greater New York metropolitan area.

Empire State Building Company L.L.C. also licenses the trademarked Empire State Building name and image for movies, television, promotional and advertising purposes and offer portions of the building for rent for private events. The primary benefit of such arrangements is the opportunity to build Empire State Building brand awareness through co-branding with well-respected brands and causes. Empire State Building Company L.L.C. also enters into agreements through its Empire State Building Lighting Partner program, which give selected applicants the privilege of choosing a lighting scheme for the tower on a certain date in exchange for publicity and attention through their organization’s networks. The Empire State

Malkin Holdings LLC  One Grand Central Place  60 East 42nd Street  New York, NY 10165  T (212) 687-8700  F (212) 986-7679  www.malkinholdings.com

Building has an extensive social media presence including a highly-visited website (on which Empire State Building Company L.L.C. controls ticket sales to the observatories and offers a growing range of tourist-related attraction sales), Facebook page and Twitter account.

The building and certain aspects of its interior are designated landmarks of the New York City Landmarks Preservation Committee. The building was designated as a National Historic Landmark in 1986. In a national survey conducted in 2007, it was rated number one above the White House and the Washington Monument on the List of America’s Favorite Architecture according to the American Institute of Architects. The Empire State Building is an Energy Star building and has been awarded LEED EBOM-Gold certification. The Empire State Building’s energy retrofit program will result in significant energy cost savings annually and significant expense savings for Empire State Building Company L.L.C.’s tenants, which the supervisor believes has enhanced its desirability to prospective tenants. Empire State Building Company L.L.C. recently entered into a two-year contract to purchase wind power to provide 100% of the Empire State Building’s energy. The Empire State Building is the recipient of numerous awards. In 2012, the Empire State Building won the U.S. Environmental Protection Agency: 2011-2012 Green Power Leadership Award and the LEED Interior Design and Construction Gold for the pre-built spaces on floors 53 and 75. The Building Owners and Managers Association of Greater New York, Inc., or BOMA, and BOMA Mid-Atlantic Region named the Empire State Building as the 2011 Regional TOBY award Winner for Middle Atlantic Regional Outstanding Building of the Year and as the 2009-2010 Pinnacle Award winner for the Historical Building of the Year, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.”

Additionally, in 2010, the Empire State Building won the MASterworks Best Restoration award from the Municipal Arts Society for the restoration of a historically significant commercial, residential or institutional building and/or publicly accessible lobby; the National Trust for Historic Preservation National Preservation Honor Award recognizing “the efforts of individuals, nonprofit organizations, public agencies and corporations whose skill and determination have given new meaning to their communities through preservation;” the Preservation League of New York State Project’s Excellence in Historic Preservation Award celebrating “the outstanding leadership of public officials and individuals in the field of preservation;” and the New York Landmarks and Conservancy’s Lucy G. Moses Preservation Award for outstanding preservation efforts. Prior to 2010, the Sustainable Buildings Industry Council awarded the Empire State Building the 2009 Beyond Green High Performance Building Award recognizing “the exceptional contributions its members make to sustainability across the United States.”

Since the supervisor gained full control of the day-to-day management of the Empire State Building in August 2006, Empire State Building Associates L.L.C. and Empire State Building Company L.L.C. have invested a total of approximately $157.9 million through the restoration and renovation program at the property through September 30, 2012. The company currently estimates that between $185.0 million and $225.0 million of additional capital is needed to complete this renovation program, which the company expects to complete substantially by the end of 2016. These estimates are based on the supervisor’s current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

Malkin Holdings LLC  One Grand Central Place  60 East 42nd Street  New York, NY 10165  T (212) 687-8700  F (212) 986-7679  www.malkinholdings.com

		In	To Be
	Completed	Process	Completed
Lobby restoration and upgrade	x
Renovate 2nd floor observatory ticketing area	x
Renovate 86th floor observatory	x
Observatory exhibits	x
Energy efficiency retrofits including
- building automated controls	x
- chiller plant retrofit	x
- window retrofits	x
- radiator barriers	x
Lower level reconfiguration and new building office	x
Renovate 102nd floor observatory		x
Renovate and provide cooling to public corridors		x
Renovate public bathrooms		x
Elevator modernization		x
Elevator shaft wall repairs		x
Exterior waterproofing and roofs		x
Electrical power and distribution		x
Building wide sprinklers to comply with Local Law 26		x
Additional energy efficiency retrofits including new air handling units, heat exchangers, steam turbine retrofits		x
Tower lighting replacement		x
Security system enhancements		x
Temporary exterior construction hoist		x
Enhancement to observatory exhibit			x
New tenants-only conference center			x
New tenants-only fitness center			x

The observatory and broadcasting businesses at the Empire State Building are subject to competition from existing observatories and broadcasting space and others that may be constructed in the future. In addition, competition from observatory and broadcasting operations in the new property currently under construction at One World Trade Center and, to a lesser extent, from the existing observatory at Rockefeller Center and the existing broadcasting facility at Four Times Square, could have a negative impact on revenues from the company’s broadcasting and observatory operations. The company’s broadcast television and radio licensees face competition from advances in technologies and alternative methods of content delivery in their respective industries, as well as from changes in consumer behavior driven by new technologies and methods of content delivery, which may reduce the demand for over-the-air broadcast licenses in the future. New government regulations affecting broadcasters, including the implementation of the FCC’s National Broadband Plan, or the Plan, might also affect the company’s results of operations by reducing the demand for broadcast licenses.

Empire State Building Primary Tenants

The following table summarizes information regarding the primary tenants of the Empire State Building as of September 30, 2012:

Malkin Holdings LLC  One Grand Central Place  60 East 42nd Street  New York, NY 10165  T (212) 687-8700  F (212) 986-7679  www.malkinholdings.com

							Percent
				Date of		Total	of		Percent of	Annualized
	Principal			Earliest		Leased	Property	Annualized	Property	Base Rent
	Nature of	Lease		Termination	Renewal	Square	Square	Base	Annualized	Per Square
Tenant	Business	Expiration		Option	Options	Feet	Feet(1)	Rent(2)	Base Rent	Foot
LF USA(3)	Fashion	Oct. 2028		—	1 x 7 years or 2 x 5 years	494,219	17.2%	$19,274,541	22.6%	$39.00
Coty, Inc.(4)	Cosmetics	Jan. 2030		—	1 x 5 years	194,281	6.8%	$8,853,502	10.4%	$45.57
Federal Deposit Insurance Corporation	Government	Jan. 2020		2/1/2015	1 x 5 years	121,879	4.3%	$5,489,847	6.4%	$45.04
Host Services of New York	Retail store	May 2020		—	—	6,180	0.2%	$5,091,190	6.0%	$823.82
Walgreen Eastern Co.	Retail store	Sept. 2027	(5)	—	—	23,842	0.8%	$1,800,000	2.1%	$75.50
LinkedIn(6)	Internet networking business	May 2018		6/1/2016	—	31,742	1.1%	$1,237,938	1.5%	$39.00
Skanska USA Building	Engineering	Mar. 2024		—	1 x 5 years	25,057	0.9%	$1,219,550	1.4%	$48.67
Manhattan Professional Group	Tax professionals	Aug. 2026		—	—	25,611	0.9%	$1,180,264	1.4%	$46.08
Bank of America	Bank	Apr. 2015		—	1 x 5 years	14,234	0.5%	$1,152,577	1.3%	$80.97
Taylor Global	Public relations	Jul. 2018		—	—	25,744	0.9%	$1,119,105	1.3%	$43.47
Total/Weighted Average						962,789	33.6%	$46,418,514	54.4%	$48.21

(1)	Excludes (i) 106,187 rentable square feet attributable to building management use and tenant amenities and (ii) 68,226 square feet of space attributable to the company’s observatory.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2012 for leases commenced as of September 30, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2012 for the 12 months ending September 30, 2013 are $9,771,896. Total annualized base rent, net of abatements and free rent is $75,582,540.
(3)	In January 2011 and November 2011, LF USA signed two leases that increased their total square footage at the Empire State Building to 482,399 square feet and 588,944 square feet, respectively. As of September 30, 2012, 494,219 square feet of these two leases has commenced.
(4)	Coty signed an amendment to their lease in April 2012 (which is not reflected in the above table) for an additional 118,792 square feet that increased their total square footage at the Empire State Building to 313,073 square feet.
(5)	The lease will expire 15 years and four months following substantial completion of certain expansion space pursuant to the First Lease Modification and Extension Agreement, as of August 15, 2011, between Empire State Building Company L.L.C. and Walgreen Eastern Co., Inc.
(6)	LinkedIn signed an amendment to their lease in June 2012 (which is not reflected in the above table) for an additional 10,396 square feet that increased their total square footage at the Empire State Building to 42,138 square feet.

Empire State Building Lease Expirations

The following table sets forth the lease expirations for leases in place at the Empire State Building as of September 30, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of September 30, 2012, the weighted average remaining lease term for the property was nine years and five months.

Malkin Holdings LLC  One Grand Central Place  60 East 42nd Street  New York, NY 10165  T (212) 687-8700  F (212) 986-7679  www.malkinholdings.com

			Percent		Percent of	Annualized
	Number	Square	of		Property	Base Rent
	of	Footage of	Property		Annualized	Per Leased
	Leases	Leases	Square	Annualized	Base	Square
Year of Lease Expiration(1)	Expiring	Expiring(2)	Feet	Base Rent(3)	Rent(4)	Foot
Available	—	671,138	23.4%	$—	—	$—
Signed leases not commenced	9	232,601	8.1%	$—	—	$—
Month-to-month leases	1	1,887	0.1%	$18,450	0.0%	$9.78
2012 (October 1, 2012 to December 31, 2012)(5)	21	44,121	1.5%	$1,414,623	1.7%	$32.06
2013	55	137,126	4.8%	$5,024,887	5.9%	$36.64
2014	40	148,600	5.2%	$4,600,527	5.4%	$30.96
2015	33	170,191	5.9%	$6,742,491	7.9%	$39.62
2016	16	93,076	3.2%	$3,065,062	3.6%	$32.93
2017	19	61,663	2.2%	$2,706,693	3.2%	$43.89
2018	26	135,254	4.7%	$5,741,377	6.7%	$42.45
2019	8	42,860	1.5%	$2,773,171	3.2%	$64.70
2020	22	234,854	8.2%	$14,669,439	17.2%	$62.46
2021	10	66,526	2.3%	$2,710,481	3.2%	$40.74
2022	7	35,945	1.3%	$1,709,130	2.0%	$47.55
Thereafter	14	789,689	27.6%	$34,178,104	40.0%	$43.28
Total/Weighted Average	281	2,865,531	100.0%	$85,354,436	100.0%	$43.51

(1)	Excludes broadcasting licenses and observatory operations.
(2)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes (i) 106,187 rentable square feet attributable to building management use and tenant amenities and (ii) 68,226 square feet of space attributable to the company’s observatory.
(3)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2012 for leases commenced as of September 30, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2012 for the 12 months ending September 30, 2013 are $9,771,896. Total annualized base rent, net of abatements and free rent is $75,582,540.
(4)	Represents the percentage of annualized base rent of office and ground-floor retail leases at the Empire State Building.
(5)	Does not include any leases which expired in September 2012.

Empire State Building Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for the Empire State Building as of the dates indicated below:

		Annualized Base	Net Effective
		Rent per	Annual Base Rent
	Percentage	Leased Square	per Leased Square
Date	Leased(1),(2)	Foot(3)	Foot(4)
September 30, 2012	68.5%	$43.51	$43.80
December 31, 2011	67.6%	$39.75	$39.37
December 31, 2010	66.2%	$35.68	$35.04
December 31, 2009	68.5%	$34.95	$34.10
December 31, 2008	69.0%	$32.41	$31.82
December 31, 2007	70.2%	$27.96	$27.29

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of the company’s effort to increase the credit quality of its tenants, the company has been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. As a result, percent leased has decreased from December 31, 2007 through September 30, 2012.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

The Empire State Building and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for the Empire State Building is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and 2010 were $30,009,908 and $27,664,886, respectively. In the opinion of the company’s management, the Empire State Building is adequately covered by insurance.

Malkin Holdings LLC  One Grand Central Place  60 East 42nd Street  New York, NY 10165  T (212) 687-8700  F (212) 986-7679  www.malkinholdings.com

One Grand Central Place, New York, New York

60 East 42nd St. Associates L.L.C. made a convertible mortgage on One Grand Central Place in 1954 through a public partnership and subsequently acquired fee title to the property in 1958. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space and lower-level and ground-floor retail space. It is located on 42nd Street, between Park and Madison Avenues, directly across the street from Grand Central Terminal, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. One Grand Central Place was built in 1930. The 55-story building comprises 1,181,327 rentable square feet of office space and 68,005 rentable square feet of retail space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation includes numerous subway lines and bus routes; Grand Central Terminal; and the Times Square Shuttle. In-building services and amenities include on-site building management office; 24/7 attended lobby; a multi-media conference center; messenger center for the exclusive use of building tenants; a visitor center for convenient and efficient access for building visitors; bank, newsstand and dining facilities; and additional conveniences in the building’s retail arcade. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2012, the building’s five largest third-party tenants based on annualized base rent were JP Morgan Chase Bank, a global financial services firm; Bank of America, N.A., a global financial services firm; Charles Schwab & Co., Inc., a retail brokerage service provider; Sunbelt Beverage Co., a wine and spirits wholesaler; and Stark Business Solutions, a builder of premium office suites.

One Grand Central Place was the recipient of the BOMA 2010 Pinnacle Award for the Operating Building of the Year, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness,” and in 2007, BOMA named One Grand Central Place as the Pinnacle Award winner for the Historical Building of the Year award, honoring a “commitment to the preservation of historical integrity while taking full advantage of the improvements of the modern era.”

Since the supervisor gained full control of the day-to-day management of One Grand Central Place in November 2002, 60 East 42nd St. Associates L.L.C. and Lincoln Building Associates L.L.C. have invested approximately $29.7 million through the restoration and renovation program at the property through September 30, 2012. The company expects to complete the renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

	Completed	In Process	To Be Completed
Lobby restoration and upgrade	x
Renovate and provide cooling to public corridors	x
Renovate public bathrooms	x
New windows	x
Elevator modernization	x
New tenants only conference center	x
Visitors center	x
Roof replacements	x
Restore façade	x
Replace fire alarm system	x
Additional roof replacements		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficient retrofits		x
Additional bathrooms to be upgraded			x

One Grand Central Place is subject to competition from a large number of other existing office properties and new office properties that may be constructed in the future.

One Grand Central Place Primary Tenants

The following table summarizes information regarding the primary tenants of One Grand Central Place as of September 30, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Date of Earliest Termination Option		Renewal Options	Total Leased Square Feet	Percent of Property Square Feet(1)	Annualized Base Rent(2)	Percent of Property Annualized Rent	Annualized Base Rent per Leased Square Foot
JP Morgan Chase Bank	Bank	Dec. 2027	—		1 x 5 years	21,683	1.7%	$2,215,315	4.6%	$102.17
Bank of America, N.A.	Bank	Apr. 2017	—		1 x 5 years	14,127	1.1%	$1,457,500	3.0%	$103.17
Charles Schwab & Co., Inc.	Retail broker	May 2021	—		1 x 5 years	10,702	0.9%	$1,287,300	2.7%	$120.29
Sunbelt Beverage Co., LLC	Wine & spirits wholesaler	Aug. 2023	—		—	28,594	2.3%	$1,243,517	2.6%	$43.49
Stark Business Solution	Office suites	Oct. 2021	—		1 x 5 years	26,199	2.1%	$1,116,781	2.3%	$42.63
Schoeman, Updike & Kaufman, LLP	Law firm	Oct. 2012	—		—	24,493	2.0%	$1,071,417	2.2%	$43.74
Haver Analytics, Inc.	Economic & financial database	Apr. 2018- July 2022	—		—	15,852	1.3%	$1,020,771	2.1%	$64.39
Pine Brook Road Partners, LLC	Private equity firm	Sept. 2021	1/15/2015	(3)	1 x 5 years	17,825	1.4%	$937,376	1.9%	$52.59
Special Funds Conservation	Defends special disability fund & workers’ comp cases	Apr. 2021	—		1 x 5 years	17,614	1.4%	$704,560	1.5%	$40.00
Gibbs & Soell Inc.	Public relations	Nov. 2019	—		1 x 5 years	12,724	1.0%	$699,820	1.5%	$55.00
Total/Weighted Average						189,813	15.2%	$11,754,356	24.4%	$61.93

(1)	Excludes 34,808 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2012 for leases commenced as of September 30, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2012 for the 12 months ending September 30, 2013 are $481,376. Total annualized base rent, net of abatements and free rent is $47,782,228.
(3)	Termination option applies only to 5,201 rentable square feet.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

One Grand Central Place Lease Expirations

The following table sets forth the lease expirations for leases in place at One Grand Central Place as of September 30, 2012 and for each of the ten full calendar years beginning with the year ending December 31, 2013 and thereafter. Unless otherwise stated in the footnotes, the information set forth in this table assumes that tenants exercise no renewal options or early termination rights. As of September 30, 2012, the weighted average remaining lease term for the property was five years.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring(1)	Percent of Property Square Feet	Annualized Base Rent(2)	Percent of Property Annualized Rent(3)	Annualized Base Rent per Leased Square Foot
Available	—	244,001	19.5%	$—	—	$—
Signed leases not commenced	1	7,723	0.6%	$—	—	$—
Month-to-month leases	2	—	—	$4,800	0.0%	$—
2012 (October 1, 2012 to December 31, 2012)(4)	27	95,896	7.7%	$3,947,640	8.2%	$41.17
2013	75	125,159	10.0%	$5,808,169	12.0%	$46.41
2014	55	113,441	9.1%	$5,249,172	10.9%	$46.27
2015	70	156,762	12.6%	$6,702,874	13.9%	$42.76
2016	18	48,041	3.8%	$2,073,747	4.3%	$43.17
2017	25	110,998	8.9%	$5,836,992	12.1%	$52.59
2018	7	28,204	2.3%	$1,612,001	3.3%	$57.16
2019	6	46,004	3.7%	$2,126,689	4.4%	$46.23
2020	9	42,634	3.4%	$2,117,045	4.4%	$49.66
2021	10	107,819	8.6%	$5,905,458	12.2%	$54.77
2022	7	45,253	3.6%	$2,116,581	4.4%	$46.77
Thereafter	5	77,397	6.2%	$4,762,435	9.9%	$61.53
Total/Weighted Average	317	1,249,332	100.0%	$48,263,603	100.0%	$48.38

(1)	Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. Excludes 34,808 rentable square feet attributable to building management use and tenant amenities.
(2)	Annualized base rent is calculated by multiplying (i) base rental payments (defined as cash base rents (before abatements and free rent)) for the month ended September 30, 2012 for leases commenced as of September 30, 2012, by (ii) 12. Total abatements and free rent with respect to leases in effect as of September 30, 2012 for the 12 months ending September 30, 2013 are $481,376. Total annualized base rent, net of abatements and free rent is $47,782,228.
(3)	Represents the percentage of annualized base rent of office and ground-floor retail leases at One Grand Central Place.
(4)	Includes one lease that expired during September 2012 representing 609 rentable square feet and $20,706 of annualized base rent.

One Grand Central Place Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for One Grand Central Place as of the dates indicated below:

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

Date	Percentage Leased(1),(2)	Annualized Base Rent per Leased Square Foot(3)	Net Effective Annual Base Rent per Leased Square Foot(4)
September 30, 2012	79.9%	$48.38	$47.67
December 31, 2011	79.6%	$47.58	$47.36
December 31, 2010	80.4%	$46.34	$46.11
December 31, 2009	76.8%	$45.06	$44.82
December 31, 2008	81.4%	$43.84	$43.13
December 31, 2007	83.3%	$39.70	$39.45

(1)	Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.
(2)	As part of the company’s effort to increase the credit quality of its tenants, the company has been aggregating smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms at higher rents. As a result, percent leased has decreased from December 31, 2007 through September 30, 2012.
(3)	Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.
(4)	Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

One Grand Central Place and improvements to the property are being depreciated on a straight-line basis over their estimated useful lives of 39 years. The current real estate tax rate for One Grand Central Place is $101.52 per $1,000 of assessed value. Real estate taxes for the years ended December 31, 2011 and December 31, 2010 were $10,928,078 and $10,594,397, respectively. In the opinion of the company’s management, One Grand Central Place is adequately covered by insurance.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

250 West 57th Street, New York, New York

250 West 57th St. Associates L.L.C. acquired fee title to 250 West 57th Street through a public partnership in 1953. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space and ground-floor and lower-level retail space. It occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue, close to Columbus Circle and the new media headquarters concentration in New York City, including Time Warner, Random House and Hearst Corporation, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 250 West 57th Street was built in 1921. The 26-story building comprises 476,574 rentable square feet of office space and 52,247 rentable square feet of retail space and is constructed of concrete, steel, masonry and terra cotta. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes. In-building services and amenities include on-site building management office; concierge desk; 24/7 attended lobby; specialty retail stores; a drug store; and a barber shop. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were The TJX Companies, Inc., a discount retailer of apparel and home fashions; Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; Perseus Group, a publishing company; the Gap, Inc., a specialty retailer offering clothing, accessories and personal care products; and N.S. Bienstock, Inc., a leading talent agency.

Since the supervisor gained full control of the day-to-day management of 250 West 57th Street in November 2002, 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C. have invested approximately $34.7 million through the restoration and renovation program at the property through September 30, 2012. The company expects to complete the renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Chiller replacement	x
Electrical upgrades	x
Replace fire alarm system	x
Upgrade finishes in public corridors		x
Restore façade		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficiency retrofits		x
Freight elevator modernization		x
New cooling tower			x

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

250 West 57th Street, New York, New York

250 West 57th St. Associates L.L.C. acquired fee title to 250 West 57th Street through a public partnership in 1953. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space and ground-floor and lower-level retail space. It occupies the entire blockfront of 57th Street between Broadway and Eighth Avenue, close to Columbus Circle and the new media headquarters concentration in New York City, including Time Warner, Random House and Hearst Corporation, and is located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 250 West 57th Street was built in 1921. The 26-story building comprises 476,574 rentable square feet of office space and 52,247 rentable square feet of retail space and is constructed of concrete, steel, masonry and terra cotta. Its close proximity to mass transportation includes direct access to numerous subway lines and bus routes. In-building services and amenities include on-site building management office; concierge desk; 24/7 attended lobby; specialty retail stores; a drug store; and a barber shop. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were The TJX Companies, Inc., a discount retailer of apparel and home fashions; Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; Perseus Group, a publishing company; the Gap, Inc., a specialty retailer offering clothing, accessories and personal care products; and N.S. Bienstock, Inc., a leading talent agency.

Since the supervisor gained full control of the day-to-day management of 250 West 57th Street in November 2002, 250 West 57th St. Associates L.L.C. and Fisk Building Associates L.L.C. have invested approximately $34.7 million through the restoration and renovation program at the property through September 30, 2012. The company expects to complete the renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Chiller replacement	x
Electrical upgrades	x
Replace fire alarm system	x
Upgrade finishes in public corridors		x
Restore façade		x
Building wide sprinklers to comply with Local Law 26		x
Energy efficiency retrofits		x
Freight elevator modernization		x
New cooling tower			x

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

First Stamford Place, Stamford, Connecticut

One of the private entities acquired fee title in First Stamford Place in 2001. The office complex is located in Stamford, Connecticut, adjacent to the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. First Stamford Place was built in 1986. The complex consists of three mirrored glass and precast concrete office buildings, integrated in a campus environment and comprises 785,945 rentable square feet of office space. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; a tenants-only conference center; tenants-only fitness center; dining facility; a privately operated day-care center in a leased space that can accommodate 96 children; an outdoor landscaped seating area; courier and express mail drop boxes; auto spa; barber shop; sundry shop; ATM; a tenants-only shuttle van service to and from the Stamford Transportation Center and downtown shopping areas; and there is a Hilton Hotel within the campus. Tenants also have access to a secured structured parking facility with approximately 1,770 parking spaces upon which the complex sits. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Legg Mason, an asset management firm; Odyssey America Reinsurance Corporation, an underwriter of reinsurance and specialty insurance; Thomson Reuters, a publishing and information services company; Elizabeth Arden, Inc., a global prestige beauty, cosmetics and fragrance company; and Citibank N.A., a global banking and financial services organization.

First Stamford Place is the recipient of an award from The Building Owners and Managers Association of Southern Connecticut, or BOMA Southern Connecticut, which named First Stamford Place as the 2003 winner of The Outstanding Building of the Year, or TOBY, award in the Suburban Mid-Rise Office Park subcategory, honoring “the best of the best in commercial buildings.”

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

1333 Broadway, New York, New York

One of the private entities acquired fee title to 1333 Broadway through a private partnership in 1979. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in August 2006. The building comprises premier office space and lower-level, ground-floor and second-floor retail space. It occupies the northwest corner of 35th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, directly across from the Macy’s flagship location, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1333 Broadway was built in 1915. The 12-story building comprises 302,277 rentable square feet of office space and 50,063 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include a 24/7 attended lobby. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Aetna Life Insurance Company, one of the nation’s leading providers of insurance and employee benefits; OCE-USA Holding, Inc., a global leader in digital document management and delivery technology; Gerber Childrenswear LLC, a leading marketer of infant and toddler apparel; and New York Outdoor, an outdoor billboard advertising company.

1333 Broadway recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Since the supervisor gained full control of the day-to-day management of 1333 Broadway in August 2006, the private entity has invested approximately $25.0 million through its restoration and renovation program at the property through September 30, 2012. The company expects to complete its renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of releasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Roof replacement	x
Sidewalk and structural vault replacement	x
Replace fire alarm system	x
Energy efficiency retrofits		x

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

1359 Broadway, New York, New York

One of the private entities acquired fee title to 1359 Broadway through a private partnership in 1953. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in May 2003. The building comprises premier office space and ground-floor retail space. It occupies the northwest corner of 36th Street and Broadway, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1359 Broadway was built in 1924. The 22-story building comprises 441,022 rentable square feet of office space and 27,618 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include 24/7 attended lobby; a bank; lobby newsstand; dining facilities; and a UPS store. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were LF USA, Inc., an affiliate of Li & Fung, a global supply chain management firm; Actimize, Inc., a leading worldwide provider of financial crime, risk and compliance solutions; IPREO Holdings LLC, a leading global provider of market intelligence, deal execution platforms and investor communication tools; Redeemer Presbyterian Church, an orthodox Protestant church; and The Conference for Jewish Material Claims Against Germany, an aid organization for victims of Nazism.

1359 Broadway is the recipient of BOMA 2007 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion.” Additionally, in 2007, 1359 Broadway won the Fashion Center Property Improvement Award in the Lobby Renovation category.

Since the supervisor gained full control of the day-to-day management of 1359 Broadway in May 2003, the private entity has invested approximately $23.9 million through its restoration and renovation program at the property through September 30, 2012. The company’s renovation program at this property is substantially complete, except for further planned improvements shown in the below chart. The timing of implementation of the company’s improvement program is dependent on various factors including the overall scale of the program, existing tenant lease expiration dates that may interfere with the company’s ability to execute certain work until existing tenants vacate or can be relocated, and the prior need to obtain consents of participants to complete financings to fund improvement programs or fund improvements from cash flow. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Elevator modernization	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New sidewalk	x
Structural vault restoration	x
Roof replacement	x
Storefront replacement	x
Electric service upgrade and distribution	x
Replace fire alarm system	x
Energy efficiency measures		x
Remaining storefront replacement			x

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

1350 Broadway, New York, New York

One of the private entities acquired a long-term leasehold in the land underlying 1350 Broadway and the improvements in 1965 pursuant to a ground lease with a remaining term, including unilateral extension rights available to the company, of approximately 39 years, expiring on July 31, 2050. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in August 2006. The building comprises premier office space and ground-floor retail space. It occupies the entire block amidst Broadway, Sixth Avenue, 35th and 36th Streets, between the nearby Times Square and Herald Square transportation hubs, located within walking distance of multiple parking garages, world-class shopping, dining and lodging. 1350 Broadway was built in 1929. The 26-story building comprises 368,323 rentable square feet of office space and 30,895 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines; numerous bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; 24/7 attended lobby; a bank; FedEx/Kinko’s; Duane Reade (a division of Walgreen Co.); Starbucks; and a hair salon. As part of the company’s effort to increase the quality of its tenants, the company has embarked on a renovation and repositioning program over time to aggregate smaller office spaces to facilitate re-leasing of larger blocks of space to higher credit-quality tenants for longer lease terms and at higher rents. The company has implemented a program to pre-build modern office suites with efficient layouts which are leased to higher credit-quality tenants for longer lease terms. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Duane Reade, a New York-based pharmacy chain owned by Walgreen Co.; Sovereign Bank, one of the largest banks in the northeastern United States; HSBC, one of the largest banking and financial services organizations in the world; Tarter Krinsky & Drogin LLP, a full-service law firm; and E-Dialog Inc., a provider of e-mail marketing solutions.

1350 Broadway is the recipient of the BOMA 2011 Pinnacle Award winner of the Operating Building of the Year award in the 250,000 – 499,999 Square Feet subcategory, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.”

Since the supervisor gained full control of the day-to-day management of 1350 Broadway in August 2006, the private entity has invested approximately $22.9 million through its restoration and renovation program at the property through September 30, 2012. The company expects to complete its renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of releasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
Freight elevator modernization	x
New passenger elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
Replace roofs	x
New sidewalks and structural vaults	x
Replace fire alarm system	x
New chiller		x
Automated building controls		x
Energy efficiency retrofit		x

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

501 Seventh Avenue, New York, New York

One of the private entities acquired fee title to 501 Seventh Avenue through a private partnership in 1950. The supervisor removed the prior managing and leasing agent and gained full control of the day-to-day management of the property in November 2002. The building comprises premier office space, apparel showroom space and ground-floor retail space. It occupies the northeast corner of 37th Street and Seventh Avenue, between the Times Square and Herald Square transportation hubs, within walking distance of multiple parking garages, world-class shopping, dining and lodging. 501 Seventh Avenue was built in 1923. The 18-story building comprises 441,203 rentable square feet of office space and 35,502 rentable square feet of retail space and is constructed of concrete, steel, masonry and stone. Its close proximity to mass transportation includes numerous subway lines and bus routes; Pennsylvania Station; Grand Central Terminal; the Port Authority Bus Terminal; and PATH train services. In-building services and amenities include on-site building management office; a lobby newsstand; dining facilities; and 24/7 attended lobby. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Warnaco, Inc., a global apparel leader; Local Initiatives Support Corporation, the largest community development support organization in the country; Carolina Herrera Ltd., an international design firm; Office of Alcohol and Substance Abuse Services, an organization that plans, develops and regulates the state’s system of chemical dependence and gambling treatment agencies; and Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants.

501 Seventh Avenue is the recipient of the BOMA 2006 Pinnacle Award for the Renovated Building of the Year, for undergoing “modernization through restoration, renovation, expansion and/or conversion,” and in 2005, BOMA named 501 Seventh Avenue as the Pinnacle Award winner of the Operating Building of the Year award, in recognition of “outstanding operations including energy management, emergency preparedness, environmental compliance, community impact, tenant relations, operational standards, training excellence and overall attractiveness.”

Since the supervisor gained full control of the day-to-day management of 501 Seventh Avenue in November 2002, the private entity has invested approximately $47.1 million through its restoration and renovation program at the property through September 30, 2012. The company expects to complete its renovation program by 2013. The company’s renovation program at the property has taken substantial time to design and implement due to many factors, including the overall scale of the program, the market timing of re-leasing upgraded spaces to existing and prospective tenants, the company’s desire to minimize existing tenant disruptions, and the need to obtain consents of participants to complete financings. The following table summarizes the status of major improvements the company has completed, those that are currently in process, and those that the company expects to complete in the future:

	Completed	In Process	To Be Completed
Lobby renovation	x
New elevator cabs	x
Renovate public corridors	x
Renovate public bathrooms	x
New windows	x
Restore façade	x
New cooling tower and distribution	x
New sidewalks	x
New electrical distribution	x
Replace fire alarm system	x
Energy efficiency retrofits		x
Elevator modernization		x
Cooling tower expansion			x

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

Metro Center, Stamford, Connecticut

One of the private entities acquired fee title in Metro Center in 1984. The office building is located in Stamford, Connecticut, near the Stamford Transportation Center which serves the Metro North commuter line with express service to Grand Central Terminal. Metro Center was built in 1987. The eight-story office building comprises 275,758 rentable square feet of office space and is constructed of concrete, steel and masonry. Its close proximity to mass transportation at the Stamford Transportation Center includes access to Acela Express, Amtrak and Metro North train services; Connecticut transit buses with local and inter-county service to Westchester County, New York; taxis; and van pool transportation options. In-building services and amenities include on-site building management offices; concierge; full-time security; structured parking garage; tenants-only conference center; tenants-only fitness center; dining facility; on-site auto rental agencies; a sundry shop; ATM; and a tenants-only shuttle van service to and from downtown shopping areas. Tenants also have access to a secured structured parking facility within the building. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Thomson Reuters, a provider of intellectual property and regulatory information; Jefferies Group, a global securities and investment banking group; Torm USA LLC, a sea transport shipping company; Columbus Circle Investors, an institutional equity investment manager; and Media Networks Inc., a division of Time-Warner that provides local advertisers access to national magazines.

Metro Center is the recipient of the 2007 BOMA Mid-Atlantic Conference TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 2006 and 1998, Metro Center won TOBY awards from BOMA Southern Connecticut. Metro Center recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

10 Union Square, New York, New York

One of the private entities acquired a condominium interest in 10 Union Square in 1996. The retail property is situated on the entire block-front between 14th and 15th Streets on the east side of Union Square. 10 Union Square was built in 1988. The ground-floor and lower-level condominium unit, located at the base of a 29-story mixed-use development known as the Zeckendorf Towers, comprises 58,005 rentable square feet of retail space. Its close proximity to mass transportation includes numerous subway lines, the PATH trains and bus routes, and it is located atop one of the busiest subway stations in New York City. As of September 30, 2012, the property’s five largest tenants based on annualized base rent were A&P, a metro New York area supermarket, which filed for bankruptcy on December 10, 2010 but has affirmed its lease and is current on rental payments; Panera Bread, a bread bakery-café; Best Buy Mobile, an electronics retailer; Starbucks, a coffee company; and Chipotle Mexican Grill, Inc., an operator of Mexican fast food restaurants.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

1010 Third Avenue, New York, New York

The supervisor acquired a condominium interest in 1010 Third Avenue in 1998. The retail property is located at the northwest corner of 60th Street and Third Avenue, directly adjacent to Bloomingdale’s flagship store, located in the heart of one of Manhattan’s Upper East Side’s most vibrant office, retail and residential neighborhoods. 1010 Third Avenue was built in 1963. The three-story condominium unit, located at the base of a 20-story mixed use residential condominium building, comprises 44,662 rentable square feet of retail condominium space and a 34-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of September 30, 2012, the property’s tenants were Ethan Allen, a manufacturer and retailer of home furnishings; and Quik Park, a leading operator of parking facilities throughout the New York metro area.

Significant work was completed at 1010 Third Avenue following its acquisition as part of a long term strategy to convert the entire property to retail space, included conversion of the second and third-floor office space into retail space, obtaining city approvals for a required loading zone that involved the relocation of a city bus stop and prior no-standing zone, and engineering to install a tenant escalator to provide street-level access to the second floor. All required zoning approvals were obtained as part of a subsequent effort to convert all of the remaining office space into retail space and to consolidate the entire first, second and third floors for occupancy by large retailers.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

77 West 55th Street, New York, New York

One of the private entities acquired a condominium interest in 77 West 55th Street in 1998. The retail property is located at the northeast corner of Sixth Avenue and 55th Street, a well established 24-hour destination that attracts day-time workers, convenience and destination shoppers, tourists and residents. 77 West 55th Street was built in 1962. The ground-floor condominium unit, situated at the base of a 20-story residential condominium building, comprises 24,102 rentable square feet of retail condominium space and a 61-space condominium parking garage unit, and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of September 30, 2012, the property’s tenants were Tapps Supermarkets Inc., a gourmet foods supermarket; Bank of America, a financial services leader; and Quik Park, a leading operator of parking facilities throughout the New York metro area.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

500 Mamaroneck Avenue, Harrison, New York

One of the private entities acquired fee title in 500 Mamaroneck Avenue in 1999. The office building is located 1  1/4 miles north of I-95 at Exit 18B West and  3/4 miles to the Mamaroneck train station. 500 Mamaroneck Avenue was built in 1986. The five-story building comprises 289,711 rentable square feet of office space and is constructed of a mirrored glass curtain wall on 35 landscaped acres in Harrison, New York. Its close proximity to mass transportation includes the Mamaroneck and White Plains train stations, which provide access to Metro North train services. In-building services and amenities include on-site management; concierge; full-time security; tenants-only executive conference center; tenants-only fitness center; a dining facility; an ATM; and a tenants-only shuttle service to the Mamaroneck train station. Tenants also have access to free on-site parking. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Mariner Investment Group, Inc., an alternative investment management firm; O’Connor Davies Munns & Dobbins, an accounting and consulting firm; GFK NOP LLC, a market research company; Universal Remote Control, a manufacturer of wireless remote control devices; and Stark Business Solutions, a manufacturer of shared office suites.

500 Mamaroneck Avenue is the recipient of the 2002 BOMA Westchester County TOBY award, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 500 Mamaroneck Avenue won the Owner/Investor Acquisition of the Year Award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 500 Mamaroneck Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

10 Bank Street, White Plains, New York

One of the private entities acquired fee title interest in 10 Bank Street in 1999. The office building is located in downtown White Plains, New York, immediately adjacent to the White Plains Transportation Center, which serves the Metro North commuter line with express service to Grand Central Terminal. 10 Bank Street was built in 1989. The 12-story building comprises 228,994 rentable square feet of office space and is constructed of concrete with a glass façade. Its close proximity to mass transportation includes the Metro North Commuter Line; the Bee-Line Bus System, providing service to the Port Chester, Metro North Railroad, New Haven Line; taxis; and access to major highways. In-building services and amenities include on-site building management; concierge; on-site dining; full-time security; and an ATM. Tenants also have access to a six-level secured structured parking facility that is connected to the building. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Addison Wesley Longman, Inc., an educational publishing services company; Fifth Street Capital, Inc., a buyout financing firm; Eckert Seamans Cherin & Mellott, LLC, a law firm; Rockwood Capital, LLC, a private real estate investment firm; and Marubeni Specialty, a global distributor of specialty chemicals.

10 Bank Street is the recipient of the 2011 Building Owners and Managers Association of Westchester County, or BOMA Westchester County, TOBY award for Best Green Initiatives and the 2000 and 2005 TOBY award for Office Building of the Year, honoring “the best of the best in commercial buildings.” Additionally, in 1999, 10 Bank Street won the Owner/Investor Acquisition of the Year award from the Connecticut & Suburban New York chapter of the Commercial Real Estate Development Association, or NAIOP, awarded to the developer “that best exemplifies leadership and innovation in the commercial real estate market.” 10 Bank Street recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

1542 Third Avenue, New York, New York

One of the private entities acquired a condominium interest in 1542 Third Avenue in 1999. The retail property is located on the west side of Third Avenue between East 86th and 87th Streets and the north side of 86th Street between Lexington and Third Avenues in Manhattan’s Upper East Side. 1542 Third Avenue was built in 1991. The ground-floor retail condominium unit, located at the base of a 25-story luxury residential condominium building, comprises 56,250 rentable square feet of retail space and is constructed of brick. Its close proximity to mass transportation includes numerous subway lines and bus routes. As of September 30, 2012, the property’s tenants were Sprint, a provider of wireless and wireline communications services; Loews Orpheum Cinemas, a movie exhibition company; and Payless Shoesource, a specialty family footwear retailer.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

383 Main Avenue, Norwalk, Connecticut

One of the private entities acquired fee title in 383 Main Avenue in 1994. The office building is located in Norwalk, Connecticut, at the intersection of the Super 7 Expressway and the Merritt Parkway, with immediate access to the Super 7 Expressway, Exits 40A and 40B of the Merritt Parkway and the Metro North Commuter Railroad. 383 Main Avenue was built in 1985. The eight-story building comprises 259,856 rentable square feet of office space and is constructed of glass, steel and brick. Its close proximity to mass transportation includes the South Norwalk Railroad Station and Merritt 7 Station, which provide access to Metro North train services. In-building services and amenities include on-site building management; full-time security and concierge; 24-hour attended access; tenants-only fitness center; tenants-only conference center; dining facilities; an ATM; and a tenants-only shuttle van service to the South Norwalk Transportation Center and Merritt 7 Station. Tenants also have access to free on-site parking, structured parking on which the building sits. As of September 30, 2012, the building’s five largest tenants based on annualized base rent were Reed Elsevier, Inc., a provider of professional information solutions; CIT Inc., a lending, leasing and advisory services provider; Nestle Holdings, Inc. a nutrition, health and wellness company; SAP America, Inc., a provider of business management software; and The Fairfield County Community Foundation, a foundation that supports Fairfield County, Connecticut.

383 Main Avenue is the recipient of an award from BOMA Southern Connecticut, which named 383 Main Avenue as the 1999 winner of the TOBY award, honoring “the best of the best in commercial buildings.” 383 Main Avenue recently earned the federal government’s “Energy Star” designation, signifying that it ranks among the best of the nation’s commercial buildings in terms of energy efficiency.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

69-97 Main Street, Westport, Connecticut

One of the private entities acquired fee title to 69-97 Main Street in 2003. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 69-97 Main Street was built in 1922. The single-story structure comprises 17,103 rentable square feet of high-end retail space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of September 30, 2012, the property’s tenants were Lululemon, a manufacturer of technical athletic apparel; Nike, an athletic footwear and apparel company that recently signed a ten-year lease for approximately 5,400 square feet; Theory, a high-fashion clothier that also recently signed a ten-year lease for approximately 2,600 square feet; Allen Edmonds, a men’s shoe store; and Ann Taylor, a leading specialty retailer for women’s clothing.

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

Exhibit R

103-107 Main Street, Westport, Connecticut

One of the private entities acquired fee title in 103-107 Main Street in 2006. The adjacent retail units are located on Main Street in Westport, Connecticut, one of Fairfield County’s most affluent shopping districts with one of the country’s highest concentrations of major national, regional and local retail tenants. 103-107 Main Street was built in 1900. The single-story structure comprises 4,330 rentable square feet of high-end retail space and restaurant space and is constructed of brick and masonry. Its dual entrances provide direct public access to the stores from Main Street and Parker Harding Plaza, a public parking lot directly behind the property, and it is located in close proximity to major highways. As of September 30, 2012, the property’s tenants were Kate Spade, a global accessories and clothing brand; Westport Pizzeria & Restaurant, a restaurant; and Francois du Pont Jewelers, a jewelry retailer.

The company is contemplating performing work at 103-107 Main Street, which would include the potential consolidation of three inefficiently demised retail spaces into one or two retail spaces.

Malkin Holdings LLC One Grand Central Place 60 East 42nd Street New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

Description of Option Properties

The company’s option properties consist of 112-122 West 34th Street, an office property in midtown Manhattan that was 86.8% leased as of September 30, 2012 and that encompasses approximately 745,713 rentable square feet (inclusive of the retail space on the ground, first and lower floors), and 1400 Broadway, an office property in midtown Manhattan that was 78.2% leased as of September 30, 2012 (or 82.2% giving effect to leases signed but not yet commenced as of that date) and that encompasses approximately 890,510 rentable square feet (inclusive of the retail space on the ground floor). The company’s management team believes that, if acquired, 112-122 West 34th Street and 1400 Broadway would be consistent with the company’s portfolio composition and strategic direction. 112-122 West 34th Street and 1400 Broadway will not be contributed to the company in the consolidation due to the ongoing litigation related to these properties, but the company has entered into agreements granting the company the option to acquire the interests in the option properties following the resolution of the ongoing litigation. The purchase price for each of the option properties will be based on an appraisal by independent third parties, unless the company and the owners of the properties, with the consent of the Helmsley estate, agree to a negotiated price, and unless the litigation related to these properties is resolved prior to the closing of the consolidation, in which case investors in the entities owning the option properties will receive consideration in connection with the consolidation on the same basis as participants in other entities contributing properties in connection with the consolidation. The company has agreed that Anthony E. Malkin, the company’s Chairman, Chief Executive Officer and President, will not participate in the negotiations and valuation process on the company’s behalf. One or more of the company’s independent directors will lead the appraisal or negotiation process on the company’s behalf and a majority of the company’s independent directors must approve the price and terms of the acquisition of interests in each of the company’s option properties. The purchase price is payable in a combination of cash, shares of the company’s common stock and operating partnership units, but the Helmsley estate will have the right to elect to receive all cash. The Helmsley estate is estimated to receive 28.1% and 23.7% of the aggregate consideration for 112-122 West 34th Street and 1400 Broadway, respectively. The Malkin Group is estimated to receive 14.6% and 10.3% of the aggregate consideration for 112-122 West 34th Street and 1400 Broadway, respectively, if all of the options are exercised pursuant to override interests held by it. These estimated percentages are based on valuations of the option properties that were conducted by the independent valuer and are subject to change. The company’s option expires on the later of (i) 12 months after the company receives notice of a settlement or a final, non-appealable judgment in relation to certain ongoing litigation with respect to the properties or (ii) six months after the completion of the independent valuation described above, but in no event later than seven years from the completion of the IPO.

The interests held by private entities supervised by the supervisor in the company’s option properties, 112-122 West 34th Street and 1400 Broadway, are fee (in the case of a portion of the 112-122 West 34th Street property), long-term leaseholds (in the case of both of the option properties) and sub-leasehold or sub-subleasehold (in the case of 112-122 West 34th Street only) in the land and the improvements. Each of the Malkin Holdings group and the Helmsley estate owns interests in such private entities. Based on the exchange values the option properties would have had, calculated in accordance with the methodology used to derive the exchange values for the subject LLCs and the private entities, the Malkin Holdings group would receive consideration having an aggregate value of $77,600,811 in respect of its participation interests and overrides in the entities which own the option properties, and the Helmsley estate would receive consideration having an aggregate value of $160,160,461 in respect of its participation interests in such entities. Pursuant to management agreements with the owner of the long-term leasehold interest (in the case of 1400 Broadway) and the owner of the long-term sub-leasehold interest or sub-subleasehold interest, as applicable, in the case of 112-122 West 34th Street, the company will be designated as the asset and property manager for the option properties and the company will receive a management fee for services rendered under the agreements.

112-122 West 34th Street, one of the option properties, is in transition from a garment tenant profile. 112-122 West 34th Street is the recipient of BOMA 2012 Pinnacle Award for the Renovated Building of the Year. Its major tenants include the corporate headquarters of Aeropostale Inc. and Venator Group, Inc.,

Malkin Holdings LLC    One Grand Central Place    60 East 42nd Street    New York, NY 10165    T (212) 687-8700    F (212) 986-7679    www.malkinholdings.com

Regus Plc, Kahn Lucas Lancaster, Inc., Carr Business Systems (a division of Xerox), a variety of services firms and retail tenancy includes Foot Locker, Billabong, and FedEx/Kinko’s. 1400 Broadway, the other option property, is in transition from a garment tenant profile. Its major tenants include Kohl’s Corporation, Men’s Wearhouse, VeriFone Systems, Burlington Coat Factory, LLC, Hatch Mott Macdonald, and a variety of services firms.

Presented below is an overview of the properties for which the company entered into option agreements:

Property	Location	Type of Property	Rentable Square Feet(1)	Percentage Ownership Subject to Option Agreement
112-122 West 34th Street	Manhattan	Office/Retail	741,487	100%
1400 Broadway	Manhattan	Office/Retail	886,815	100%
Total			1,628,302

(1)	Based on the Real Estate Board of New York measurement standards.

Malkin Holdings LLC  One Grand Central Place  60 East 42nd Street  New York, NY 10165  T (212) 687-8700  F (212) 986-7679  www.malkinholdings.com

Documents which are linked to in letters on website

1.	Consent and Operating Agreement of Empire State Building Associates L.L.C., dated as of September 30, 2001, and amendments*

2.	Consent and Operating Agreement of 60 East 42nd Street Associates L.L.C., dated as of November 28, 2001 and amendments*

3.	Consent and Operating Agreement of 250 West 57th Street Associates L.L.C., dated as of November 30, 2001, and amendments*

4.	Form of Participating Agreement of Empire State Building Associates L.L.C., dated January 1, 1962*

5.	Form of Participating Agreement of 60 East 42nd Street Associates L.L.C., dated September 25, 1958*

6.	Form of Participating Agreement of 250 West 57th Street, dated September 30, 1953*

7.	Form of Lease between 60 East 42nd Street and Lincoln Building Associates L.L.C., dated October 1, 1958, and amendments*

8.	Lease between 250 West 57th Street and Fisk Building Associates L.L.C., dated September 30, 1957 and amendments*

9.	Sublease dated December 27, 1961, between Empire State Building Company and Empire State Building, and modifications*

10.	Consent and Operating Agreement of Empire State Building Company L.L.C. dated December 17, 2001, and amendments **

11.	Partnership Agreement of Lincoln Building Associates L.L.C. dated June 14, 1954, and amendments, and Consent and Operating Agreement of Lincoln Building Associates L.L.C. dated November 1, 2002**

12.	Participating Agreement dated August 1, 1988 of Fisk Building Associates L.L.C., and amendments **

13.	Participating Agreement of Empire State Building Company L.L.C. dated April 2, 1971, and amendments, and 1273 Realty Co. Partnership Agreement dated January 2, 1973**

14.	Participating Agreement of Fisk Building Associates L.L.C. dated August 1, 1988**

15.	Empire State Building Associates L.L.C.’s prospectus, dated as of December 21, 2012**

16.	60 East 42 Street Associates L.L.C.’s prospectus, dated as of December 21, 2012 **

17.	250 West 57th Street Associates L.L.C.’s prospectus, dated as of December 21, 2012 **

18.	250 West 57th Street Associates L.L.C.’s consent solicitation statement regarding voluntary override*

19.	60 East 42nd Street Associate L.L.C.’s consent solicitation statement regarding override **

20.	Empire State Building Associates L.L.C.’s consent solicitation statement regarding voluntary override*

21.	Last Will and Testament of Leona M. Helmsley, dated as of July 15, 2005**

*	previously on file with the Securities and Exchange Commission
**	Included as part of this filing

Documents which are linked to in Media/News page on website

1.	Transcripts of Anthony Malkin’s interview, dated January 29, 2013, with Betty Liu of Bloomberg*

2.	Bloomberg article, dated January 29, 2013, by David Levitt**

3.	TheStreet.com article, dated January 28, 2013, by Brad Thomas**

4.	Crain’s New York article, dated January 22, 2013, by Aaron Elstein**

5.	Forbes.com article, dated February 15, 2013, by Brad Thomas**

*	previously on file with the Securities and Exchange Commission
**	Included as part of this filing

Documents referenced in links from letters on website

that are not filed with the Securities and Exchange

Commission

Empire State Building Company L.L.C.

Participating Agreements & 1273 Realty Co. Partnership Agreement

1. Participating Agreement dated April 2, 1971 with Lawrence A. Wien as Agent, as assigned to Peter L. Malkin

2. Participating Agreement dated July 2, 1971 with Lawrence A. Wien as Agent, as assigned to Peter L. Malkin

2a. Sub-Participating Agreement dated July 2, 1971 with Peter L. Malkin as Agent (with respect to item 2)

3. 1273 Realty Co. Partnership Agreement dated January 2, 1973 with Lawrence A. Wien as Managing Partner, as assigned to Peter L. Malkin

PARTICIPATING AGREEMENT

AGREEMENT, dated the 2nd day of April, 1971, between LAWRENCE A. WIEN, residing at             (hereinafter called the “Agent”), and                                                  , residing at                                             ;                                                   residing at                                                        residing at                                                  ;                                                   residing at                                                                 ;                                                                 , residing at                                                       ,                                                        residing at                                                             residing at                                                       ;                                                  , residing at                                                  ;                                                  , residing at                                                            ; and                                                  , residing at                                                   (hereinafter called “Participants”).

W I T N E S S E T H:

WHEREAS, Lawrence A. Wien,              and              are the parties to a partnership agreement dated this date (hereinafter called the “Partnership Agreement”) forming the partnership known as Empire State Building Company, which partnership is the holder of the Operating Sublease of the Empire State Building and the underlying land and as such holder operates said Building; and

WHEREAS, Lawrence A. Wien owns a partnership interest in excess of 10% in Empire State Building Company; and

WHEREAS, said partnership interest of Lawrence A. Wien includes all of the rights referred to in Section 50 of the Partnership Law of the State of New York, namely (a) rights in specific partnership property, (b) interest in the partnership and (c) rights to participate in the management (the rights and interest referred to in (a) and (b) above being hereinafter called “economic interests”, the rights referred to in (c) being hereinafter called “Management Rights”, and both the economic interests and the Management Rights together being herein called a “partnership interest”); and

WHEREAS, the Agent holds 10% of the economic interests in the partnership (which 10% is hereinafter called “the Economic Interest”) for the benefit of the Participants; and

WHEREAS, Lawrence A. Wien holds the Management Rights for his own account and the Participants shall have no interest in same, except that transfers of 10% of the Management Rights shall be made only in accordance with the provisions of paragraph 14 below; and

WHEREAS, the parties hereto desire to establish the ownership of the Economic Interest and to define their rights and obligations with respect thereto;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. A joint venture is hereby formed for the ownership of the Economic Interest. The office of the joint venture and its books and records shall be maintained at the office of Wien, Lane & Malkin, or its successors, 60 East 42nd Street, New York, New York.

2. The initial capital contribution of each Participant is set forth below opposite his signature. The fractional interest (hereinafter called “Participation”) of each Participant in the Economic Interest is set forth below opposite his signature.

3. Each Participant, in proportion to his Participation, shall be liable for all losses of the partnership allocable to the Economic Interest.

4. (a) “Cash flow from operations” for any calendar year, to the extent distributed to the Agent by reason of his holding the Economic Interest, shall be distributed in the following order of priority:

(i) An amount to each Participant in proportion to his Participation until he has received for that calendar year an amount equal to 14% (except that for 1971 the amount shall be equal to three-fourths of 14%) of his “average unrecovered capital contributions”;

(ii) if the distributions of such cash flow to Participants for any calendar year are less than the amounts provided in the immediately preceding subdivision (i), then, there shall be distributed to each Participant in proportion to his Participation amounts from the balance of such cash flow until any such accumulated deficiency shall have been recouped;

(iii) an amount to Lawrence A. Wien (personally and not as Agent) equal to 25% of the balance of such cash flow; and

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(iv) the remainder of such cash flow to each Participant in proportion to his Participation.

(b) “Net capital proceeds” and distributions in liquidation, whether in cash or in kind, to the extent distributed to the Agent by reason of his holding the Economic Interest, shall be distributed in the following order of priority:

(i) Repayments to the Participants of their then unrecovered capital contributions;

(ii) an amount to Lawrence A. Wien (personally and not as Agent) equal to 25% of the balance; and

(iii) the remainder to each Participant in proportion to his Participation.

(c) The term “cash flow from operations” shall mean all profit (other than any net capital proceeds and distributions in liquidation) after the payment from profit of all expenses and charges relating to the operation of the Building, including periodic payments of mortgage amortization and payments for capital improvements or payments on loans for capital improvements, but without reduction for depreciation of capital improvements or of leasehold cost.

(d) The term “unrecovered capital contributions” of a Participant shall mean the aggregate of his capital contributions, as reduced by the aggregate capital returned to him pursuant to subdivision (b) of this paragraph 4 and as increased or reduced in accordance with any increase or reduction in his Participation pursuant to paragraph 12; the term “average unrecovered capital contributions” shall mean the average daily balance during the calendar year of the said capital contributions as so adjusted.

(e) The term “net capital proceeds” shall include the net cash received from a condemnation of all or part of the land or Building, or from the mortgaging of or refinancing of any mortgage on the Operating Sublease, or from a sale of the Operating Sublease and the fair market value of any other property (including a purchase money mortgage or leaseback) received from such sale.

5. With respect to the partnership’s taxable income or loss for any year applicable to the Economic Interest,

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(a) gross ordinary income equal to the amount distributable by the Agent under paragraph 4 (a) (iii) shall be allocated to Lawrence A. Wien;

(b) in the event gain is realized as a result of a transaction described in paragraph 4(e), the net gain therefrom shall be allocated to Lawrence A. Wien but not in excess of the amount distributable to him under paragraph 4(b)(ii); if such gain consists of more than one category of income, the amount allocated under this sentence shall consist of a pro rata portion of the net gain in each category; and

(c) the remainder of the partnership income, loss, credits and other items shall be allocated to each Participant in proportion to his Participation.

6. The joint venture shall continue until the Economic Interest shall have been disposed of, and shall not be affected by the act, bankruptcy, death, legal disability or dissolution of any Participant, the assignment (whether by operation of law or otherwise) of any Participation, the appointment of a successor to the Agent, or any other cause, except as provided in paragraph 13.

7. The Agent shall not be personally liable for any act performed in good faith. The Participants hereby indemnify and agree to save harmless the Agent, in proportion to their Participations, against any loss or liability to which the Agent may be subjected by reason of his holding the Economic Interest as their agent. Such indemnity shall not apply, however, to any loss or liability resulting from obligations incurred by the Agent acting at any time in bad faith.

8. The Participants shall have no right to interfere or participate in the management or administration of the partnership business or affairs. The Participants hold hereunder only 10% of the economic interests. Lawrence A. Wien holds the Management Rights for his own account.

The Participants shall be bound by all decisions made and actions taken under the Partnership Agreement by the holders of the Management Rights. The Participants hereby expressly authorize and empower the Agent to execute and deliver on their behalf as their agent and attorney-in-fact any instruments relating to the Economic Interest in connection with any of such decisions and actions.

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9. No transfer of a Participation may be made hereunder unless the transferee expressly assumes in writing his pro rata share of the transferor’s liability for additional capital contributions as required hereunder and expressly agrees to subject his Participation to reduction for failure to meet calls as set forth hereunder.

10. Each Participant agrees that he shall not transfer a Participation unless (a) the transfer complies with all provisions of this agreement, (b) the transferee is an individual of full age or a trust, corporation, firm or other legal entity, (c) duplicate originals of appropriate written instruments evidencing such sale or transfer are delivered to the Agent for deposit with the original copy of this agreement, (d) the transferee shall accept the transfer and agree in writing to be bound by the terms of this agreement and all the actions theretofore taken hereunder and (e) such other instruments are delivered to the Agent as he may require to evidence the authority of the transferor to deliver and of the transferee to accept the transfer. Upon compliance with these requirements and subject to the following conditions, the transferee shall be a member of the joint venture with the same rights and obligations as the transferor.

No transfer of a Participation shall be made on or after May 1, 1971 without the prior written consent of the Agent, excepting however, that the following transactions are permitted without such consent:

(a) Any designation made pursuant to paragraph 11.

(b) In the event of the legal disability of any individual Participant, his Participation may be transferred to his legal representatives.

(c) Any individual Participant may transfer his Participation to any member of his family.

(d) Any individual Participant may transfer his Participation to a corporation of which he is the sole stockholder or to a trust in which he or a member of his family is the sole beneficiary.

(e) Any corporate Participant having a sole individual stockholder may transfer its Participation to such stockholder.

(f) Any Participant may assign his Participation to any other Participant.

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The term “transfer” as used herein shall include any assignment, pledge or other disposition or hypothecation, whether in whole or in part. The term “family” as used herein shall include only (i) the Participant’s parents, grandparents, siblings and issue, and spouses land issue of any of the foregoing and (ii) the Participant’s spouse and parents of said spouse.

The transfer or issuance of any stock of any corporate Participant, however accomplished, shall be deemed an assignment of the corporate Participant’s Participation, with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability.

The transfer or issuance of any interest in any partnership Participant, however accomplished, shall be deemed an assignment of the partnership Participant’s Participation, with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability.

11. Any individual Participant may designate any individual of full age, a trust, corporation, firm or other legal entity to succeed him upon his death as a member of the joint venture. Such designation shall be made by an appropriate instrument in writing. If no such designation has been made by the deceased party, the executor of his will or administrator of his estate may make such designation. Any such designee shall accept such designation in writing, including the assumptions and agreements required by paragraphs 9 and 10(d), and shall thereupon be a member of the joint venture with the same rights and obligations as formerly possessed by the deceased Participant.

12. If any capital contribution is required to be made by the partners under the Partnership Agreement, each Participant shall be obligated to contribute to the partnership his proportionate share of the amount of the contribution required to be made by the Agent by reason of his holding the Economic Interest. The request for a capital contribution shall be made by the Agent by a notice in writing to the Participants, and each Participant shall, no later than ten days after the mailing of the notice, contribute his proportionate share. Each Participant agrees to pay his share of any call for additional capital contributions. If any Participant (Defaulting Participant) shall fail to pay his share of any such call within ten days after the mailing of a notice in writing by the Agent to the Participant, then the other Participants (Contributing Participants) shall be privileged but not obligated to commit all or a portion of the capital

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contribution which the Defaulting Participant was obligated to make. If any amount shall remain uncommitted by the Contributing Participants, then they shall have the right to admit new Participants to provide any portion of the uncommitted capital contribution. Upon such contribution, the Participation of the Defaulting Participant shall be reduced to a fraction equal to one-half of the fraction, the numerator of which is equal to the total of (i) his initial capital contribution and (ii) the amount of any additional capital contributions made him; and the denominator of which is equal to the total of (i) the aggregate capital contributions theretofore made by all participants and (ii) the aggregate additional capital contributions then being made by the Contributing Participants and the new Participants.

Because the Defaulting Participant has failed to contribute his share of the call, the other Participants will have been put at hazard with respect to their entire investment and will be obliged to seek funds to make up the default of the Defaulting Participant. The damage which the Contributing Participants will suffer, at times and under circumstances now impossible to foresee, and the extent of the hazard to their entire investment are impossible to predict. For these reasons, and in view of the fact that this is a mutually binding agreement covering all Participants, each of whom may suffer or benefit from any such default, it is agreed that the Participation of the Defaulting Participant shall be reduced as set forth in this paragraph.

To the extent that the Participation of the Defaulting Participant is reduced as aforesaid, the Participations of the Contributing Participants will be increased in proportion to their additional contributions and appropriate Participations assigned to said new Participants.

Each Defaulting Participant is hereby deemed to have irrevocably authorized and empowered the Agent to execute and deliver on behalf of the Defaulting Participant, as his agent and attorney-in-fact, any documents necessary to effectuate or evidence the aforesaid reduction of Participation and the increase of Participation of the Contributing Participants and the assignment of Participations to new Participants.

13. It is acknowledged that the Agent has the legal power as a partner in the partnership to dissolve the partnership. Upon any dissolution of the partnership, this joint venture shall be dissolved and any cash or other property receive in liquidation of the partnership by the Agent by reason of his holding the Economic Interest shall be forthwith distributed by him in accordance with the provisions of paragraph 4(b).

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It is acknowledged that each of the Participants has the power to terminate the agency hereunder and withdraw from this joint venture, but the Participants do hereby agree that they shall not exercise such power without the prior unanimous written consent of all Participants. If any Participant exercises such power in contravention of the foregoing sentence, he shall be personally liable for any damage sustained by the other parties in accordance with Section 69 of the Partnership Law of the State of New York (as presently in force). Upon the termination of the agency and withdrawal of such Participant, the other Participants agree to enter into a new Participating Agreement containing terms identical to those herein, except for the Participant who exercised the power to terminate and withdraw. The withdrawing Participant shall be entitled , to a direct assignment from the Agent of his fractional interest in the Economic Interest, subject however, to Lawrence A. Wien’s right to 25% of the amounts distributable in accordance with subdivisions 4(a)(iii) and 4(b)(ii), to the Participant’s obligation for his share of any call for additional capital contributions under paragraph 12, to the reduction specified in paragraph 12 in the event of failure to make capital contributions and to the provisions of paragraphs 3, 15 and 16.

14. (a) If the Agent shall desire at any time to terminate his agency, upon accounting to his successor named below for all funds which shall previously have come into his possession, he shall be discharged from all further responsibility as Agent hereunder.

(b) In the event of a vacancy in the office of the Agent, whether by resignation, disqualification, death or any other cause, the following persons in the order stated shall succeed him as Agent hereunder:

1. Peter L. Malkin, residing at

2. Alvin S. Lane, residing at                                         ;

3. Alvin Silverman, residing at                                         ;

4. Fred Linden, residing at                                         ;

5. Ivan Shapiro, residing at                                         ;

6. Robert I. Weissmann, residing at                                         ;

7. Robert W. Gelfman, residing at                                         ;

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8. Ralph W. Felsten, residing at                                         ;

9. Stanley Katzman, residing at                                     ;

10. Jack Adelman, residing at                                         ;

11. William J. Lippman, residing at                                         ;

12. Martin B. Cowan, residing at                                         ;

13. John L. Loehr, residing at

14. Any person of full age designated in writing by Participants owning at least 80% in interest.

Each successor shall hold the Economic Interest and shall have the same rights and obligations with respect thereto as the Agent named herein. Each successor shall also succeed to 10% of the Management Rights and shall hold the same for his own account and shall have the same rights and obligations with respect thereto as Lawrence A. Wien. A person shall be disqualified from acting as Agent hereunder in the event that (i) he ceases to be a member of the firm of Wien, Lane & Malkin or its successors or (ii) he does not promptly acquire or he ceases to hold at least a 1/100th Participation hereunder or an economic interest at least equivalent to that amount.

(c) Lawrence A. Wien does hereby agree that when he ceases to be the Agent hereunder, whether by reason of his death or any other cause, he shall sell (or if he is deceased his personal representative shall sell) to his successor Agent a 1/100th Participation hereunder or an equivalent economic interest, at a price of $18,000. Each person who becomes a successor Agent hereunder, by accepting such agency, shall be deemed to have agreed that he and his personal representatives are similarly bound, when he ceases to be the Agent, to sell said 1/100th Participation or equivalent economic interest to his successor Agent, at the same price of $18,000.

(d) Simultaneously with the execution of this agreement, the Agent shall execute an assignment of the Economic Interest and an assignment of 10% of the Management Rights, leaving blank the name of the assignee. Such assignments shall be deposited in escrow, together with a duplicate original copy of this agreement, with Wien, Lane & Malkin or its successors. Upon the qualification of a successor, his name shall be inserted in the assignments and the escrow shall be released. The successor shall simultaneously execute and deliver assignments for the use of his successor in the same manner.

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(e) Lawrence A. Wien’s rights to the amounts distributable to him under subdivisions 4(a)(iii) and 4 (b)(ii) are personal to him and separate and apart from his capacity as Agent hereunder. Said rights to said amounts shall be freely transferable by him at any time in whole or in part. As to 10% of the Management Rights, same shall be transferred only in accordance with subdivision (b) of this paragraph and the balance of his Management Rights are personal to him and shall be freely transferable by him at any time in whole or in part.

15. This agreement and the rights of the Participants herein shall at all times be subject to the terms and conditions of the Partnership Agreement. Any transferee of any Participation, or part thereof, shall take and hold same subject to the terms and provisions of this agreement and the Partnership Agreement.

16. Any dispute arising out of or regarding this agreement or the Economic Interest, shall be determined by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then in effect and such decision shall be binding on all of the parties.

17. This agreement shall for all purposes, including, but not limited to, dissolution of this joint venture, be governed by the Partnership Law of the State of New York to the same extent as if this joint venture were a general partnership.

18. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute a single agreement.

19. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have hereunto set their hands as of the day and year first above written.

/s/ LAWRENCE A. WIEN, personally and
Lawrence A. Wien, personally and as Agent

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Participant	Participation	Initial Capital Contribution
	1/10	$180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000
	1/10	180,000

	10/10	$1,800,000

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EMPIRE STATE BUILDING COMPANY

Photostatic Copy

of

PARTICIPATING AGREEMENT

LAWRENCE A. WIEN, Agent

Dated: April 2, 1971

WIEN, LANE & MALKIN

ATTORNEYS AT LAW

LINCOLN BUILDING

60 EAST 42ND STREET

NEW YORK, N.Y. 10017

PARTICIPATING AGREEMENT

AGREEMENT, dated the 2nd day of July, 1971, between LAWRENCE A. WIEN, residing at                      (hereinafter called the “Agent”), and                      residing at                     , residing at                     ;                      residing at                     , having an office at                      and                     , residing at                      (hereinafter called “Participants”).

W I T N E S S E T H:

WHEREAS, Lawrence A. Wien,              and              are the parties to a partnership agreement dated April 2, 1971 (hereinafter called the “Partnership Agreement”) forming the partnership known as Empire State Building Company, which partnership is the holder of the Operating Sublease of the Empire State Building and the underlying land and as such holder operates said Building; and

WHEREAS, Lawrence A. Wien owns a partnership interest in excess of 5% in Empire State Building Company; and

WHEREAS, said partnership interest of Lawrence A. Wien includes all of the rights referred to in Section 50 of the Partnership Law of the State of New York, namely (a) rights in specific partnership property, (b) interest in the partnership and (c) rights to participate in the management (the rights and interest referred to in (a) and (b) above being hereinafter called “economic interests”, the rights referred to in (c) being hereinafter called “Management Rights”, and both the economic interests and the Management Rights together being herein called a “partnership interest”); and

WHEREAS, the Agent holds 5% of the economic interests in the partnership (which 5% is hereinafter called “the Economic Interest”) for the benefit of the Participants; and

WHEREAS, Lawrence A. Wien holds the Management Rights for his own account and the Participants shall have no interest in same, except that transfers of 5% of the Management Rights shall be made only in accordance with the provisions of paragraph 14 below; and

WHEREAS, the parties hereto desire to establish the ownership of the Economic Interest and to define their rights and obligations with respect thereto;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. A joint venture is hereby formed for the ownership of the Economic Interest. The Office of the joint venture and its books and records shall be maintained at the office of Wien, Lane & Malkin, or its successors, 60 East 42nd Street, New York, New York.

2. The initial capital contribution of each Participant is set forth below opposite his signature. The fractional interest (hereinafter called “Participation”) of each Participant in the Economic Interest is set forth below opposite his signature.

3. Each Participant, in proportion to his Participation, shall be liable for all losses of the partnership allocable to the Economic Interest.

4. (a) “Cash flow from operations” for any calendar year, to the extent distributed to the Agent by reason of his holding the Economic Interest, shall be distributed in the following order of priority:

(i) An amount to each Participant in proportion to his Participation until he has received for that calendar year an amount equal to 14% (except that for 1971 the amount shall be equal to one-half of 14%) of his “average unrecovered capital contributions”;

(ii) if the distributions of such cash flow to Participants for any calendar year are less than the amounts provided in the immediately preceding subdivision (i), then, there shall be distributed to each Participant in proportion to his Participation amounts from the balance of such cash flow until any such accumulated deficiency shall have been recouped;

(iii) an amount to Lawrence A. Wien (personally and not as Agent) equal to 25% of the balance of such cash flow; and

(iv) the remainder of such cash flow to each Participant in proportion to his Participation.

(b) “Net capital proceeds” and distributions in liquidation, whether in cash or in kind, to the extent distributed to the Agent by reason of his holding the Economic Interest, shall be distributed in the following order of priority:

(i) Repayments to the Participants of their then unrecovered capital contributions;

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(ii) an amount to Lawrence A. Wien (personally and not as Agent) equal to 25% of the balance; and

(iii) the remainder to each Participant in proportion to his Participation.

(c) The term “cash flow from operations” shall mean all profit (other than any net capital proceeds and distributions in liquidation) after the payment from pro fit of all expenses and charges relating to the operation of the Building, including periodic payments of mortgage amortization and payments for capital improvements or payments on loans for capital improvements, but without reduction for depreciation of capital improvements or of leasehold costs.

(d) The term “unrecovered capital contributions” of a participant shall mean the aggregate of his capital contributions, as reduced by the aggregate capital returned to him pursuant to subdivision (b) of this paragraph 4 and as increased or reduced in accordance with any increase or reduction in his Participation pursuant to paragraph 12; the term “average unrecovered capital contributions” shall mean the average daily balance during the calendar year of the said capital contributions as so adjusted.

(e) The term “net capital proceeds” shall include the net cash received from a condemnation of all or part of the land or Building, or from the mortgaging of or refinancing of any mortgage on the Operating Sublease, or from a sale of the Operating, Sublease and the fair market value of any other property (including a purchase money mortgage or leaseback) received from such sale.

5. With respect to the partnership’s taxable income or loss for any year applicable to the Economic Interest,

(a) gross ordinary income equal to the amount distributable by the Agent under paragraph 4(a)(iii) shall be allocated to Lawrence A. Wien;

(b) in the event gain is realized as a result of a transaction described in paragraph 4(e), the net gain therefrom shall be allocated to Lawrence A. Wien but not in excess of the amount distributable to him under paragraph 4(b)(ii); if such gain consists of more than one category of income, the amount allocated under this sentence shall consist of a pro rata portion of the net gain in each category; and

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(c) the remainder of the partnership income, loss, credits and other items shall be allocated to each Participant in proportion to his Participation.

6. The joint venture shall continue until the Economic Interest shall have been disposed of, and shall not be affected by the act, bankruptcy, death, legal disability or dissolution of any Participant, the assignment (whether by operation of law or otherwise) of any Participation, the appointment of a successor to the Agent, or any other cause, except as provided in paragraph 13.

7. The Agent shall not be personally liable for any act performed in good faith. The Participants hereby indemnify and agree to save harmless the Agent, in proportion to their Participations, against any loss or liability to which the Agent may be subjected by reason of his holding the Economic Interest as their agent. Such indemnity shall not apply, however, to any loss or liability resulting from obligations incurred by the Agent acting at any time in bad faith.

8. The Participants shall have no right to interfere or participate in the management or administration of the partnership business or affairs. The Participants hold hereunder only the Economic Interest. Lawrence A. Wien holds the Management Rights for his own account.

The Participants shall be bound by all decisions made and actions taken (including, but without limitation, sale, modification or mortgaging of the Operating Sublease) under the Partnership Agreement by the holders of the Management Rights. The Participants hereby expressly authorize and empower the Agent to execute and deliver on their behalf as their agent and attorney-in-fact any instruments relating to the Economic Interest in connection with any of such decisions and actions.

9. No transfer of a Participation may be made hereunder unless the transferee expressly assumes in writing his pro rata share of the transferor’s liability for additional capital contributions as required hereunder and expressly agrees to subject his Participation to reduction for failure to meet calls as set forth hereunder.

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10. Each Participant agrees that he shall not transfer a Participation unless (a) the transfer complies with all provisions of this agreement, (b) the transferee is an individual of full age or a trust, corporation, firm or other legal entity, (c) duplicate originals of appropriate written instruments evidencing such sale or transfer are delivered to the Agent for deposit with the original copy of this agreement, (d) the transferee shall accept the transfer and agree in writing to be bound by the terms of this agreement and all the actions theretofore taken hereunder and (e) such other instruments are delivered to the Agent as he may require to evidence the authority of the transferor to deliver and of the transferee to accept the transfer. Upon compliance with these requirements and subject to the following conditions, the transferee shall be a member of the joint venture with the same rights and obligations as the transferor.

No transfer of a Participation shall be made on or after August 1, 1971 without the prior written consent of the Agent, excepting however, that the following trans- actions are permitted without such consent:

(a) Any designation made pursuant to paragraph 11.

(b) In the event of the legal disability of any individual participant, his Participation may be transferred to his legal representatives.

(c) Any individual Participant may transfer his Participation to any member of his family.

(d) Any individual Participant may transfer his Participation to a corporation of which he is the sole stockholder or to a trust in which he or a member of his family is the sole beneficiary.

(e) Any corporate Participant having a sole individual stockholder may transfer its Participation to such stockholder.

(f) Any Participant may assign his Participation to any other participant.

The term “transfer” as used herein shall include any assignment, pledge or other disposition or hypothecation, whether in whole or in part. The term “family” as used herein shall include only (i) the Participant’s parents, grandparents, siblings and issue, and spouses and issue of any of the foregoing and (ii) the Participant’s spouse and parents of said spouse.

The transfer or issuance of any stock of any corporate Participant, however accomplished, shall be deemed an assignment of the corporate Participant’s Participation with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability.

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The transfer or issuance of any interest in any partnership Participant, however accomplished, shall be deemed an assignment of the partnership Participant’s Participation, with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability.

11. Any individual Participant may designate any individual of full age, a trust, corporation, firm or other legal entity to succeed him upon his death as a member of the joint venture. Such designation shall be made by an appropriate instrument in writing. If no such designation has been made by the deceased party, the executor of his will or administrator of his estate may make such designation. Any such designee shall accept such designation in writing, including the assumptions and agreements required by paragraphs 9 and 10(d), and shall thereupon be a member of the joint venture with the same rights and obligations as formerly possessed by the deceased Participant.

12. If any capital contribution is required to be made by the partners under the Partnership Agreement, each Participant shall be obligated to contribute to the partnership his proportionate share of the amount of the contribution required to be made by the Agent by reason of his holding the Economic Interest. The request for a capital contribution shall be made by the Agent by a notice in writing to the Participants, and each Participant shall, no later than ten days after the mailing of the notice, contribute his proportionate share. Each Participant agrees to pay his share of any call for additional capital contributions. If any Participant (Defaulting Participant) shall fail to pay his share of any such call within ten days after the mailing of a notice in writing by the Agent to the Participant, then the other Participants (Contributing Participants) shall be privileged but not obligated to commit all or a portion of the capital contribution which the Defaulting Participant was obligated to make. If any amount shall remain uncommitted by the Contributing Participants, then they shall have the right to admit new Participants to provide any portion of the uncommitted capital contribution. Upon such contribution, the Participation of the Defaulting Participant shall be reduced to a fraction equal to one-half of the fraction, the numerator of which is equal to the total of (i) his initial capital contribution and (ii) the amount of any additional capital contributions made him; and the denominator of which is equal to the total of (i) the aggregate capital contributions theretofore made by all Participants and (ii) the aggregate additional capital contributions then being made by the Contributing Participants and the new Participants.

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Because the Defaulting Participant has failed to contribute his share of the call, the other Participants will have been put at hazard with respect to their entire investment and will be obliged to seek funds to make up the default of the Defaulting Participant. The damage which the Contributing Participants will suffer, at times and under circumstances now impossible to foresee, and the extent of the hazard to their entire investment are impossible to predict. For these reasons, and in view of the fact that this is a mutually binding agreement covering all Participants, each of whom may suffer or benefit from any such default, it is agreed that the Participation of the Defaulting Participant shall be reduced as set forth in this paragraph.

To the extent that the Participation of the Defaulting Participant is reduced as aforesaid, the Participations of the Contributing Participants will be increased in proportion to their additional contributions and appropriate Participations assigned to said new Participants.

Each Defaulting Participant is hereby deemed to have irrevocably authorized and empowered the Agent to execute and deliver on behalf of the Defaulting Participant, as his agent and attorney-in-fact, any documents necessary to effectuate or evidence the aforesaid reduction of Participation and the increase of Participation of the Contributing Participants and the assignment of Participations to new Participants.

13. It is acknowledged that the Agent has the legal power as a partner in the partnership to dissolve the partnership. Upon any dissolution of the partnership, this joint venture shall be dissolved and any cash or other property received in liquidation of the partnership by the Agent by reason of his holding the Economic Interest shall be forthwith distributed by him in accordance with the provisions of paragraph 4(b).

It is acknowledged that each of the Participants has the power to terminate the agency hereunder and withdraw from this joint venture, but the Participants do hereby agree that they shall not exercise such power without the prior unanimous written consent of all Participants. If any Participant exercises such power in contravention of the foregoing sentence, he shall be personally liable for any damage sustained by the other parties in accordance with Section 69 of the Partnership Law of the State of New York (as presently in force). Upon the termination of

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the agency and withdrawal of such Participant, the other Participants agree to enter into a new Participating Agreement containing terms identical to those herein, except for the Participant who exercised the power to terminate and withdraw. The withdrawing Participant shall be entitled to a direct assignment from the Agent of his fractional interest in the Economic Interest, subject however, to Lawrence A. Wien’s right to 25% of the amounts distributable in accordance with subdivisions 4(a)(iii) and 4(b)(ii), to the Participant’s obligation for his share of any call for additional capital contributions under paragraph 12, to the reduction specified in paragraph 12 in the event of failure to make capital contributions and to the provisions of paragraphs 8, 15 and 16.

It is understood that the said direct assignment to the withdrawing Participant shall be only an assignment of a profits interest as described in Section 53 of the Partnership Law of the State of New York (as presently in force), in that it shall merely entitle the withdrawing Participant to receive in accordance with his contract the profits to which the assignor would otherwise be entitled and the withdrawing Participant shall not be entitled to interfere in the management or administration of the partnership business or affairs nor to require any information or account of partnership transactions nor to inspect the partnership books; and in case of a dissolution of the partnership, the withdrawing Participant shall be entitled to receive his share of the assignor’s profits interest as aforesaid and may require an account from the date only of the last account agreed to by all the partners.

14. (a) If the Agent shall desire at any time to terminate his agency, upon accounting to his successor named below for all funds which shall previously have come into his possession, he shall be discharged from all further responsibility as Agent hereunder.

(b) In the event of a vacancy in the office of the Agent, whether by resignation, disqualification, death or any other cause, the following persons in the order stated shall succeed him as Agent hereunder:

1. Peter L. Malkin, residing at                                         ;

2. Alvin S. Lane, residing at

3. Alvin Silverman, residing at

4. Fred Linden, residing at

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5. Ivan Shapiro, residing at

6. Robert I. Weissmann, residing at                                         ;

7. Robert W. Gelfman, residing at

8. Ralph W. Felsten, residing at

9. Stanley Katzman residing at

10. Jack Adelman, residing at

11. William J. Lippman, residing at

12. Martin B. Cowan, residing at

13. John L. Loehr, residing at

14. Any person of full age designated in writing by participants owning at least 80% in interest.

Each successor shall hold the Economic Interest and shall have the same rights and obligations with respect thereto as the Agent named herein. Each successor shall also succeed to 5% of the Management Rights and shall hold the same for his own account and shall have the same rights and obligations with respect thereto as Lawrence A. Wien. A person shall be disqualified from acting as Agent hereunder in the event that (i) he ceases to be a member of the firm of Wien, Lane & Malkin or its successors or (ii) he does not promptly acquire or he ceases to hold at least at 1/100th Participation hereunder or an ecomonic interest at last equivalent to that amount.

(c) Lawrence A. Wien does hereby agree that when he ceases to be the Agent hereunder, whether by reason of his death or any other cause, he shall sell (or if he is deceased his personal representative shall sell) to his successor Agent a 1/100th Participation hereunder or an equivalent economic interest (if such successor does not already own such an interest), at a price equal to ten times the cash flow from operations for the preceding calendar year multiplied by 1/20th of 1%, but in no event shall the price be less than $100. Each person who becomes a successor Agent hereunder, by accepting such agency, shall be deemed to have agreed that he and his personal representatives are similarly bound, when he ceases to be the Agent, to sell said 1/100th Participation or equivalent economic interest to his successor Agent (if such successor does not already own such an interest), at a price equal to ten times the cash flow from operations for the preceding calendar year multiplied by 1/20th of 1%, but in no event shall the price be less than $100.

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(d) Simultaneously with the execution of this agreement, the Agent shall execute an assignment of the Economic Interest and an assigment of 5% of the Management Rights, leaving blank the name of the assignee. Such assignments shall be deposited in escrow, together with a duplicate original copy of this agreement, with Wien, Lane & Malkin or its successors. Upon the qualification of a successor, his name shall be inserted in the assignments and the escrow shall be released. The successor shall simultaneously execute and deliver assignments for the use of his successor in the same manner.

(e) Lawrence A. Wien’s rights to the amounts distributable to him under subdivisions 4(a)(iii) and 4(b)(ii) are personal to him and separate and apart from his capacity as Agent hereunder. Said rights to said amounts shall be freely transferable by him at any time in whole or in part. As to 5% of the Management Rights, same shall be transferred only in accordance with subdivision (b) of this paragraph. The balance of his Management Rights are personal to him.

15. This agreement and the rights of the Participants herein shall at all times be subject to the terms and conditions of the Partnership Agreement, a copy of which has been received and examined by the Participants. Any transferee of any Participation, or part thereof, shall take and hold same subject to the terms and provisions of this agreement and the Partnership Agreement.

16. Any dispute arising out of or regarding this agreement or the Economic Interest, shall be determined by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then in effect and such decision shall be binding on all of the parties.

17. This agreement shall for all purposes, including, but not limited to, dissolution of this joint venture, be governed by the Partnership Law of the State of New York to the same extent as if this joint venture were a general partnership.

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18. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute a single agreement.

19. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have hereunto set their hands as of the day and year first above written.

/s/ Lawrence A. Wien
Lawrence A. Wien, personally and as Agent

Participant	Participation	Initial Capital Contribution
	1/5	$180,000
	1/5	180,000
	1/5	180,000
	1/5	180,000
	1/5	180,000

		$900,000

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EMPIRE STATE BUILDING COMPANY

PARTICIPATING AGREEMENT

LAWRENCE A. WIEN, Agent

Dated: July 2, 1971

(Conformed copy)

WIEN, LANE & MALKIN

ATTORNEYS AT LAW

LINCOLN BUILDING

60 EAST 42ND STREET

NEW YORK, N.Y. 10017

SUB-PARTICIPATING AGREEMENT

AGREEMENT, dated the 2nd day of July, 1971, between Peter L. Malkin, residing at                      (hereinafter called “Malkin”), and                      residing at                     , residing at:                     ,                      residing at                      residing at                      residing at                      residing at                     , residing at                      residing at                     , residing at                      residing at                      and                      residing at                      (hereinafter called “Sub-Participants”).

W I T N E S S E T H:

WHEREAS; Lawrence A. Wien,              and              are the parties to a partnership agreement dated April 2, 1971 (hereinafter called the “Partnership Agreement”) forming the partnership known as Empire State Building Company, which partnership is the holder of the Operating Sublease of the Empire State Building and the underlying land and as such holder operates said Building; and

WHEREAS, by Participating Agreement, dated July 2, 1971, among Lawrence A. Wien, as Agent, and Malkin and others, as Participants, Lawrence A. Wien acknowledged that he holds 5% of the economic interests in said partnership as Agent for the benefit of the Participants, which 5% is therein called the “Economic Interest”; and

WHEREAS, copies of the Participating Agreement and Partnership Agreement have been received; examined and approved by the parties hereto and said agreements are hereby incorporated herein in reference and made a part hereof, and

WHEREAS, Malkin holds a 1/5th Participation in said Economic Interest, which Malkin hereby acknowledges that he holds for the benefit of the Sub-Participants hereunder; and

WHEREAS, the subject matter of the within agreement is limited solely to said 1/5th of said Economic Interest (which 1/5th is hereinafter called the “Investment”) and

WHEREAS, the parties hereto desire to establish the ownership of the Sub-Participation and to define their rights and obligations with respect thereto;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. A joint venture is hereby formed for the ownership of the Sub-Participation. The office of the joint venture and its hooks and records shall be maintained at the office of Wien, Lane & Malkin, or its successors, 60 East 42nd Street, New York, New York.

2. The initial capital contribution of each Sub-Participant is set forth below opposite his signature. The fractional interest (hereinafter called “Sub-Participation”) of each Sub-Participant in the Investment is set forth below opposite his signature.

3. Each Sub-Participant, in proportion to his Sub-Participation, shall be liable for all losses of the partnership allocable to the Investment.

4. (a) With respect to cash flow from operations distributed to Malkin pursuant to the Participating Agreement each Sub-Participant shall be entitled to his share of the 14% per annum cumulative amount on his average unrecovered capital contribution, as defined and determined by the provisions of paragraph 4 of the Participating Agreement, and to the balance in proportion to his Sub-Participation.

(b) With respect to net capital proceeds and distributions in liquidation distributed to Malkin pursuant to the Participating Agreement, each Sub-Participant shall be entitled to his share of repayment of unrecovered capital contributions, as defined and determined by paragraph 4 of the Participating Agreement, and to the balance of such proceeds in proportion to his Sub-Participation.

5. With respect to the partnership’s income, loss, credits, and other items for any year for tax purposes allocable to Malkin under the Participating Agreement, same shall be allocated to and reported by each Sub-Participant in proportion to his Sub-Participation.

6. The joint venture shall continue until the Investment shall have been disposed of, and shall not be affected by the act, bankruptcy, death, legal disability or dissolution of any Sub-Participant, the assignment (whether by operation of law or otherwise) of any Sub-Participation, the appointment of a successor to Malkin, or any other cause, except as provided in paragraph 13.

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7. Malkin shall not be personally liable for any act performed in good faith. The Sub-Participants hereby indemnify and agree to save harmless Malkin, in proportion to their Sub-Participations, against any loss or liability to which Malkin may be subjected by reason of his holding the Investment as their agent. Such indemnity shall not apply, however, to any loss or liability resulting from obligations incurred by Malkin acting at any time in bad faith.

8. The Sub-Participants shall have no right to interfere or participate in the management or administration of the partnership business or affairs. The Sub-Participants’ only interest is in the Investment. Lawrence A. Wien holds the Management Rights for his own account.

The Sub-Participants shall be bound by all decisions made and actions taken (including, but without limitation, sale, modification or mortgaging of the Operating Sublease) under the Partnership Agreement by the holders of the Management Rights. The Sub-Participants hereby expressly authorize and empower Malkin to execute and deliver on their behalf as their agent and attorney-in-fact any instruments relating to the Investment in connection with any of such decisions and actions.

9. No transfer of a Sub-Participation may be made hereunder unless the transferee expressly assumes in writing his pro rata share of the transferor’s liability for additional capital contributions as required hereunder and by the Participating Agreement and expressly agrees to subject his Sub-Participation to reduction for failure to meet calls as set forth hereunder and under the Participating Agreement.

10. The transfer of a Sub-Participation shall not be valid unless (a) the transfer complies with all provisions of this agreement, (b) the transferee is an individual of full age or a trust, corporation, firm or other legal entity, (c) duplicate originals of appropriate written instruments evidencing such sale or transfer are delivered to Malkin for deposit with the original copy of this agreement, (d) the transferee shall accept the transfer and agree in writing to be bound by the terms of this agreement and all the actions theretofore taken hereunder and (e) such other instruments are delivered to Malkin as he may require to evidence the authority of the transferor to deliver and of the transferee to accept the transfer. Upon compliance with these requirements and subject to the following conditions, the transferee shall be a member of the joint venture with the same rights and obligations as the transferor. Any purported transfer which fails to comply with the terms of this paragraph 10 shall be deemed null and void.

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No transfer of a Sub-Participation shall be made without the prior written consent of Malkin, excepting however, that the following transactions are permitted without such consent:

(a) Any designation made pursuant to paragraph 11.

(b) In the event of the legal disability of any individual Sub-Participant, his Sub-Participation may be transferred to his legal representatives.

(c) Any individual Sub-Participant may transfer his Sub-Participation to any member of his family.

(d) Any individual Sub-Participant may transfer his Sub-Participation to a corporation of which he is the sole stockholder or to a trust in which he or a member of his family is the sole beneficiary.

(e) Any corporate Sub-Participant having a sole individual stockholder may transfer its Sub-Participation to such stockholder.

(f) Any Sub-Participant may assign his Sub-Participation to any other Sub-Participant.

The term “transfer” as used herein shall include any assignment, pledge or other disposition or hypothecation, whether in whole or in part. The term “family” as used herein shall include only (i) the Sub-Participant’s parents, grandparents, siblings and issue, and spouses and issue of any of the foregoing and (ii) the Sub-Participant’s spouse and parents of said spouse.

The transfer or issuance of any stock of any corporate Sub-Participant, however accomplished, shall be deemed an assignment of the corporate Sub-Participant’s Sub-Participation, with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability.

The transfer or issuance of any interest in any partnership Sub-Participant, however accomplished, shall be deemed an assignment of the partnership Sub-Participant’s Sub-Participation, with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability.

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11. Any individual Sub-Participant may designate any individual of full age, a trust, corporation, firm or other legal entity to succeed him upon his death as a member of the joint venture. Such designation shall be made by an appropriate instrument in writing. If no such-designation has been made by the deceased party, the executor of his will or administrator of his estate may make such designation. Any such designee shall accept such designation in writing, including the assumptions and agreements required by paragraphs 9 and 10(d), and shall thereupon be a member of the joint venture with the same rights and obligations as formerly possessed by the deceased Sub-Participant.

12. If any additional capital contribution is required to be made by Malkin under the Participation Agreement by reason of his holding the Investment, each Sub-Participant shall be obligated to contribute his share thereof in proportion to his Sub-Participation. The request for an additional capital contribution shall be made by Malkin by a notice in writing to the Sub-Participants, and each Sub-Participant shall, no later than ten days after the mailing of the notice, contribute his proportionate share. Each Sub-Participant agrees to pay his share of any call for additional capital contributions. If any Sub-Participant (Defaulting Sub-Participant) shall fail to pay his share of any such call within ten days after the mailing of a notice in writing by Malkin to the Sub-Participant, then the other Sub-Participants (Contributing Sub-Participants) shall be privileged but not obligated to commit all or a portion of the capital contribution which the Defaulting Sub-Participant was obligated to make. If any amount shall remain uncommitted by the Contributing Sub-Participants, then they shall have the right to admit new sub-Participants to provide any portion of the uncommitted capital contribution. Upon such contribution, the Sub-Participation of the Defaulting Sub-Participant shall be reduced to a fraction equal to one-half of the fraction, the numerator of which is equal to the total of (i) his initial capital contribution and (ii) the amount of any additional capital contributions made him; and the denominator of which is equal to the total of (i) the aggregate capital contributions theretofore made by all Sub-Participants and (ii) the aggregate additional capital contributions then being made by the Contributing Sub-Participants and the new Sub-Participants.

Because the Defaulting Sub-Participant has failed to contribute his share of the call, the other Sub-Participants will have been put at hazard with respect to their entire investment and will be obliged to seek funds to make up the default of the Defaulting Sub-Participant. The damage which the Contributing Sub-Participants will suffer, at times and under circumstances

5

now impossible to foresee, and the extent of the hazard to their entire investment are impossible to predict. For these reasons, and in view of the fact that this is a mutually binding agreement covering all Sub-Participants, each of whom may suffer or benefit from any such default, it is agreed that the Sub-Participation of the Defaulting Sub-Participant shall be reduced as set forth in this paragraph.

To the extent that the Sub-Participation of the Defaulting Sub-Participant is reduced as aforesaid, the Sub-Participations of the Contributing Sub-Participants will be increased in proportion to their additional contributions and appropriate Sub-Participations assigned to said new Sub-Participants.

Each Defaulting Sub-Participant is hereby deemed to have irrevocably authorized and empowered Malkin to execute and deliver on behalf of the Defaulting Sub-Participant, as his agent and attorney-in-fact, any documents necessary to effectuate or evidence the aforesaid reduction of Sub-Participation and the increase of Sub-Participation of the Contributing Sub-Participants and the assignment of Sub-Participations to new Sub-Participants.

13. The Agent under the Participating Agreement has the legal power as a partner in the partnership to dissolve the partnership. Upon any dissolution of the partnership, this joint venture shall be dissolved and any cash or other property received in liquidation of the partnership by Malkin by reason of his holding the Investment shall be forthwith distributed by him in accordance with the provisions of paragraph 4(b) above.

Each of the Sub-Participants has the power to terminate the agency hereunder and withdraw from this joint venture, but the Sub-Participants do hereby agree that they shall not exercise such power without the prior unanimous written consent of all Sub-Participants. If any Sub-Participant exercises such power in contravention of the foregoing sentence, he shall be personally liable for any damage sustained by the other parties in accordance with Section 69 of the Partnership Law of the State of New York (as presently in force). Upon the termination of the agency and withdrawal of such Sub-Participant, the other Sub-Participants agree to enter into a new Sub-Participating agreement containing terms identical to those herein, except for the Sub-Participant who exercised the power to terminate and withdraw. The withdrawing Sub-Participant shall be entitled to a direct assignment from Malkin of his fractional interest in the Investment, subject however, to Lawrence A. Wien’s right to the amounts distributable in

6

accordance with subdivisions 4(a)(iii) and 4(b)(ii) of the Participating Agreement, to the Sub-Participant’s obligation for his share of any call for additional capital contributions under paragraph 12 above, to the reduction specified in paragraph 12 above in the event of failure to make capital contributions and to the provisions of paragraphs 8, 15 and 16.

It is understood that the said direct assignment to the withdrawing Sub-Participant shall be only an assignment of a profits interest as described in section 53 of the Partnership Law of the State of New York (as presently in force), in that it shall merely entitle the withdrawing Sub-Participant to receive in accordance with his contract the profits to which the assignor would otherwise be entitled and the withdrawing Sub-Participant shall not be entitled to interfere in the management or administration of the partnership business or affairs nor to require any information or account of partnership transactions nor to inspect the partnership books; and in case of a dissolution of the partnership, the withdrawing Sub-Participant shall be entitled to receive his share of the assignor’s profits interest as aforesaid and may require an account from the date only of the last account agreed to by all the partners.

14. (a) If Malkin shall desire at any time to terminate his agency, upon accounting to his successor named below for all funds which shall previously have come into his possession, he shall be discharged from all further responsibility as agent hereunder.

(b) In the event of a vacancy in the office of the agent, whether by resignation, disqualification, death or any other cause, the following persons in the order stated shall succeed him as agent hereunder.

1. Alvin S. Lane, residing at                                         ;

2. Alvin Silverman, residing at

3. Fred Linden, residing at

4. Ivan Shapiro, residing at

5. Robert I. Weissmann, residing at

6. Robert W. Gelfman, residing at

7. Ralph W. Felsten, residing at

8. Stanley Katzman, residing at

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9. Jack Adelman, residing at

10. William J. Lippman, residing at

11. Martin B. Cowan, residing at

12. John L. Loehr, residing at                                          and

13. Any person of full age designated in writing by Sub-Participants owning at least 80% in interest.

Each successor shall hold the investment and shall have the same rights and obligations with respect thereto as the agent named herein. A person shall be disqualified from acting as agent hereunder in the event that (i) he ceases to be a member of the firm of Wien, Lane & Malkin or its successors or (ii) he does not promptly acquire or he ceases to hold at least a 1/20th Sub-Participation hereunder or an ecomonic interest at least equivalent to that amount.

(c) Malkin does hereby agree that when he ceases to be the agent hereunder, whether by reason of his death or any other cause, he shall sell (or if he is deceased his personal representative shall sell) to his successor agent a 1/20th Sub-Participation hereunder or an equivalent economic interest (if such successor does not already own such an interest), at a price equal to ten times the cash flow from operations for the preceding calendar year multiplied by 1/20th of 1%, but in no event shall the price be less than $100. Each person who becomes a successor agent hereunder, by accepting such agency, shall be deemed to have agreed that he and his personal representatives are similarly bound, when he ceases to be the agent, to sell said 1/20th Sub-Participation or equivalent economic interest to his successor agent (if such successor does not already own such an interest), at a price equal to ten times the cash flow from operations for the preceding calendar year multiplied by 1/20th of 1%, but in no event shall the price be less than $100.

(d) Simultaneously with the execution of this agreement, Malkin shall execute an assignment of the Investment, leaving blank the name of the assignee. Such assignments shall be deposited in escrow, together with a duplicate original copy of this agreement, with Wien, Lane & Malkin or its successors. Upon the qualification of a successor, his name shall be inserted in the assignment and the escrow shall be released. The successor shall simultaneously execute and deliver an assignment for the use of his successor in the same manner.

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15. This agreement and the rights of the Sub-Participants herein shall at all times be subject to the terms and conditions of the Partnership agreement and the Participating Agreement, copies of which have been received and examined by the Sub-Participants. Any transferee of any Sub-Participation, or part thereof, shall take and hold same subject to the terms and provisions of this agreement and the aforesaid agreements.

16. Any dispute arising out of or regarding this agreement or the Investment, shall be determined by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then in effect and such decision shall be binding on all of the parties.

17. This agreement shall for all purposes, including, but not limited to, dissolution of this joint venture, be governed by the Partnership Law of the State of New York to the same extent as if this joint venture were a general partnership.

18. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute a single agreement.

19. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have hereunto set their hands as of the day and year first above written.

/s/ Peter L. Malkin
Peter L. Malkin, as agent

Sub-Participant	Sub-Participation	Initial Capital Contribution
	80/180	$80,000
	15/180	15,000

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EMPIRE STATE BUILDING COMPANY

SUB-PARTICIPATING AGREEMENT

PETER L. MALKIN, Agent

Dated: July 2, 1971

WIEN, LANE & MALKIN

ATTORNEYS AT LAW

LINCOLN BUILDING

60 EAST 42ND STREET

NEW YORK, N.Y. 10017

PARTNERSHIP AGREEMENT

AGREEMENT dated the 2nd day of January, 1973, among LAWRENCE A. WIEN, residing at                     ,                  (hereinafter called “Wien”),                     ,                          with offices at                      (hereinafter called                      and                 , a                  with offices at                          residing at                     ;                  residing at                                 ;                      residing at                 , residing at                 , residing at                             ; residing at                         , residing at                      hereinafter called the “Partners”).

W I T N E S S E T H:

WHEREAS, Wien,                                   and                  are co-partners of the partnership known as Empire State Building Company (hereinafter called “Company”); and

WHEREAS, Company holds the operating sublease of the Empire State Building and underlying land and is the operator of said Building; and

WHEREAS, Wien owns a 15.21875% partnership interest in Company (of which 15% is subject to two prior joint venture agreements dated April 2, 1971 and July 2, 1971 respectively); and

WHEREAS, LAW Realty owns an 8.53125% partnership’ interest in Company and desires to sell to the Partners an 8.3125% partnership interest in Company retaining a 0.21875% partnership interest in Company (both of which partnership interests in Company, together with the 0.21875% interest owned by Wien not subject to said two prior joint venture agreements, are hereinafter together called the “Property”); and

WHEREAS, Wien and LAW Realty desire to enter into a partnership with the Partners on the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1. The parties hereby form a partnership to be known as “1273 Realty Co.” (hereinafter called the “Partnership”). The office of the partnership shall be in care of Wien, Lane & Malkin, or its successors, 60 East 42nd Street, New York, New York. Said firm of Wien, Lane & Malkin, or its successors, shall maintain the books and records of the Partnership and shall supervise the operation of the Partnership.

2. LAW Realty hereby sells and transfers to each of the Partners that portion of the Property set forth below opposite the Partner’s signature in the column entitled “Partnership Interest”. Each Partner shall pay to LAW Realty the amount set forth opposite his signature in the column entitled “Cash Payment to LAW Realty”. Simultaneously herewith, each of the Partners hereby contributes his respective portion of the Property, and Wien and LAW Realty hereby contribute their remaining shares of the Property, to this Partnership, so that the Partnership will hold the entire Property. The fractional interest (hereinafter called the “Partnership Interest”) of each member of the Partnership is set forth in the last column opposite his signature.

The term “Member” as used hereinafter, shall be deemed to include all of the Partners and, unless they are expressly excluded, Wien and LAW Realty.

3. Each Member, in proportion to his Partnership Interest, shall be liable for all losses, and responsible for meeting any calls, of the Partnership (including its share of the losses and calls of Company).

4. (a) “Cash flow from operations” for any calendar year, to the extent distributed by Company to the Partnership, shall be distributed in the following order of priority:

(i) There shall be distributed to each Member, in proportion to his Partnership Interest, an amount equal to 10% per year of his “average unrecovered capital contributions”;

(ii) If the cumulative distributions of cash flow to Members, under this subdivision (ii) and under subdivision (i), and under subdivision (ii) of subparagraph (b), below, for all prior years and the current year are less than the 10% provided by subdivision (i), then, there shall be distributed to each Member, in proportion to his Partnership Interest, the balance, if any, of such cash flow, but only until such deficiency shall have been eliminated;

2

(iii) The balance, if any, shall be distributed as follows:

(A) 45% to the Members, in proportion to their Partnership Interests;

(B) 10% times a fraction equal to the Partnership Interests held by Members other than Wien and LAW Realty divided by the total number of Partnership Interests outstanding, to Wien, Lane & Malkin and its successors (for this purpose, Partnership Interests acquired for value from Wien or LAW Realty or their successors shall not be deemed, held by Wien or LAW Realty); and

(C) The remainder to Wien.

(b) “Net capital proceeds” and distributions in liquidation, whether in cash or in kind, shall be distributed, as soon as available, in the following order of priority:

(i) Repayments to the Members of their then unrecovered capital contributions;

(ii) If the cumulative distributions of cash flow to Members under subdivisions (i) and (ii) of subparagraph (a) for all prior years and the current year are less than the 10% per year provided in said subdivision (a)(i), then there shall be distributed to each Member, in proportion to his Partnership Interest, the balance, if any, of such “Net capital proceeds” or distributions in liquidation, until such deficiency shall have been eliminated.

(iii) The balance of such amounts, if any, shall be distributed as follows:

(A) 45% to the Members, in proportion to their Partnership Interests;

(B) 10% times a fraction equal to the Partnership Interests held by Members other than Wien and LAW Realty divided by the total number of Partnership Interests outstanding, to Wien, Lane & Malkin and its successors (for this purpose, Partnership Interests acquired for value from Wien or LAW Realty or their successors shall not be deemed held by Wien or LAW Realty); and

3

(C) The remainder to Wien.

(c) The term “cash flow from operations” shall mean that portion of Company’s cash profits (other than any net capital proceeds and distributions in liquidation) after the payment of all expenses and charges relating to the operation of its properties, including periodic payments of mortgage amortization and payments for capital improvements (or payments on loans for capital improvements), paid out of such cash profits, and without reduction for depreciation or amortization of capital improvements or leasehold costs, that is allocable to and distributed to the Partnership under the partnership agreement of Company.

All distributions of cash flow from operations for any period ending on or before December 31, 1972 shall belong to and be paid 97.5% to LAW Realty, and 2.5% to Wien, personally, and not to the Partnership or its Members. In determining the cash flow from operations for the various periods, items billed or received in a subsequent year, but applicable to a prior year, shall be allocated to the prior year, including, without limitation, escalation rents from tenants and license fees from cleaning contractors.

(d) The term “unrecovered capital contributions” of Members shall mean (i) the fair market value of their original capital contributions, which, for Wien and LAW Realty shall be deemed to be $39,375 each for their respective .21875% Partnership Interests, and, for the other Members, shall be the amount paid to LAW Realty in accordance with the provisions of paragraph 2, above; (ii) plus any calls satisfied by a Member, (iii) less the aggregate capital returned to a Member pursuant to subdivisions (i) or (iii)(A) of subparagraph 4(b) and (iv) increased or reduced in accordance with any increase or reduction in his Partnership Interest pursuant to paragraph 12, below, provided, however, that no reduction pursuant to (iii) or (iv) shall exceed the unrecovered capital contribution balance immediately prior to such reduction. The term “average unrecovered capital contributions” shall mean the average daily balance during the calendar year of the said unrecovered capital contributions, as so adjusted.

(e) The term “net capital proceeds” shall include the net cash received by the Partnership as a result of (i) a condemnation of all or part of the property of Company, (ii) a recovery of casualty insurance proceeds in excess of the sums used to rebuild, repair, replace or

4

restore; (iii) the mortgaging of or refinancing of any mortgage on the property of Company, (iv) a sale of the property of Company and the fair market value of any other property (including a purchase money mortgage or leaseback) received from such sale, (v) the liquidation of Company and (vi) the sale or hypothecation of the Property.

5. The Partnership’s income, gains, losses, dedeductions, credits and other items entering into the computation of taxable income or income taxes shall be allocated as follows:

(a) gross ordinary income equal to the amounts distributable to Wien and to Wien, Lane & Malkin under subparagraphs 4(a)(iii)(B) and (C) shall be allocated to Wien;

(b) in the event gain is realized as a result of a transaction described in paragraph 4(e), the net gain therefrom shall be allocated to Wien, but not in excess of the amount distributable to Wien and to Wien, Lane & Malkin under subdivisions (B) and (C) of sub-paragraph 4(b)(iii); if such gain consists of more than one category of income, the amount allocated under this sentence shall consist of a pro rata portion of the net gain in each category;

(c) Wien shall be allocated any deduction allowable to the Partnership on account of amounts paid (or deemed paid) to Wien, Lane & Malkin, including any additional depreciation or any deduction allowable under section 83(h) of the Internal Revenue Code; and

(d) Any increase or decrease in depreciation or amortization or in any gain or loss attributable to the adjustment to basis under Section 743 of the Internal Revenue Code as a result of their purchase of interests in the Property shall be allocated to the Partners in proportion to their respective interests. If further adjustments under Section 743 occur as a result of subsequent transactions or events, the increase or decrease in depreciation or amortization attributable to such adjustments, shall be allocated to the persons who hold or have acquired the Partnership Interest generating the adjustment.

(e) Notwithstanding (a) through (c), above, depreciation, gain or loss with respect to property contributed to the Partnership by a Member shall be allocated among the Members so as to take account of the variation between the basis of the property to the Partnership and its fair market value at the time of contribution, in accordance with Section 704(c)(2) of the Internal Revenue Code and the Treasury Department Regulations thereunder.

5

(f) the remainder of the Partnership income, gains, losses, credits and other items shall be allocated to each Member in proportion to his Partnership Interest.

6. The Partnership shall continue until Company is liquidated or the Property shall otherwise have been disposed of, and shall not be affected by the act, bankruptcy, death, legal disability or dissolution of any Member, the assignment (whether by operation of law or otherwise), of any Partnership Interest, or any other cause, except as provided in paragraph 13.

7. It is agreed that the Property may, at the discretion of the Managing Partner, be held in the name of the Managing Partner, as agent for the Partnership. The Managing Partner shall not be personally liable for any act performed as agent in good faith. The Partnership and the Members hereby agree to indemnify and save harmless the Managing Partner, in proportion to their Partnership Interests, against any loss or liability to which he may be subjected by reason of his holding the Property as agent. Such indemnity shall not apply, however, to any loss or liability resulting from obligations incurred by the Managing Partner acting at any time in bad faith.

8. Except as provided in paragraph 14, below, Wien shall be the Managing Partner of the Partnership and, in such capacity, shall have the exclusive right to manage and operate the Partnership, and to make all decisions on its behalf, including the exclusive right to exercise the Partnership’s voting and management rights in Company; the other Members shall have no right to interfere or participate in the management or administration of the business or affairs of either Company or of the Partnership, and shall be bound by all decisions made and actions taken (including, but without limitation, sale, modification or mortgaging of the Operating Sublease of Associates) by the Managing Partner and by Associates. The Members hereby expressly authorize and empower the Managing Partner to execute and deliver on their behalf and as their agent and attorney-in-fact any instruments relating to the Property in connection with any of such decisions and actions.

9. No transfer of a Partnership Interest may be made hereunder unless the transferee expressly assumes in writing his pro rata share of the transferor’s liability for additional capital contributions as required hereunder and expressly agrees to subject his Partnership Interest to reduction for failure to meet calls as set forth hereunder, and the requirements of paragraph 10 and 11 are met.

6

10. Each Member agrees that he shall not transfer a Partnership Interest unless (a) the transfer complies with all provisions of this agreement, (b) the transferee is an individual of full age or a trust, corporation, firm or other legal entity, (c) duplicate originals of appropriate written instruments evidencing such transfer are delivered to the Managing Partner for deposit with the original copy of this agreement, (d) the transferee shall accept the transfer and agree in writing to be bound by the terms of this agreement and all the actions theretofore taken hereunder and (e) such other instruments are delivered to the Managing Partner as he may require to evidence the authority of the transferor to deliver and of the transferee to accept the transfer. Upon compliance with these requirements and subject to the following conditions, the transferee shall be a Member of the Partnership with the same rights and obligations as the transferor.

No transfer of a Partnership Interest shall be made without the prior written consent of the Managing Partner and any purported transfer without such consent shall be null and void, excepting however, that the following transactions are permitted without such consent:

(a) Any designation made pursuant to paragraph 11.

(b) In the event of the legal disability of any individual Member, his Partnership Interest may be transferred to his legal representatives.

(c) Any individual Member may transfer his Partnership Interest to any member of his family.

(d) Any individual Member may transfer his Partnership Interest to a corporation of which he is the sole stockholder or to a trust in which he or members of his family are the sole beneficiaries.

(e) Any corporate Member having a sole individual stockholder may transfer its Partnership Interest to such stockholder.

(f) Any Member may transfer his Partnership Interest to any other Member.

(g) Wien may transfer his Partnership Interest to anyone at any time, except as limited by paragraph 14(b) and (c) hereof.

The term “transfer” as used herein shall include any assignment, pledge or other disposition or hypothecation, whether in whole or in part. The term “family” as used herein shall include only (i) the Member’s parents, grandparents, siblings and issue, and spouses and issue of any of the foregoing and (ii) the Member’s spouse and parents of said spouse.

7

The transfer or issuance of any stock of any corporate Member, however accomplished, shall be deemed a transfer of the corporate Member’s Partnership Interest, with the exception, however, of any transfer resulting by reason of death or of operation of law.

The transfer or issuance of any interest in any Member who is a partnership, however accomplished, shall be deemed a transfer of such Member’s Partnership Interest in this Partnership, with the exception, however, of any transfer resulting by reason of death or of operation of law.

In no event, and notwithstanding anything in this agreement to the contrary any sale, exchange or other transfer shall be null and void if, together with prior transfers during the preceeding 12 months, it would result in the termination of the Partnership within the meaning of Section 708(b)(1)(B) of the Internal Revenue Code. Wien shall at all times retain a 1% Partnership Interest, which shall be transferred only in accordance with paragraph 14(b) and (c) hereof.

11. Any individual Member may designate any individual of full age, a trust, corporation, firm or other legal entity to succeed him upon his death as a Member of the Partnership. Such designation shall be made by an appropriate instrument in writing. If no such designation has been made by the deceased party, the executor of his will or administrator of his estate may make such designation. Any such designee shall accept such designation in writing, including the assumptions and agreements required by paragraphs 9 and 10(d), and shall thereupon be a Member of the Partnership with the same rights and obligations as formerly possessed by the deceased Member.

12. If any capital contribution is required to be made by the partners under the partnership agreement of Company, each Member shall be obligated to contribute to the Partnership his proportionate share of the amount of the contribution required to be made by the Partnership. The request for a capital contribution shall be made by the Managing Partner by a notice in writing to the Members, and each Member shall, no later than ten days after the mailing of the notice, contribute his proportionate share. Each Member agrees to pay his share of any call for additional capital contributions. If any Member (Defaulting Member) shall fail to pay his

8

share of any such call within ten days after the mailing of the notice, then the other Members (Contributing Members) shall be privileged, but not obligated, to contribute all or a portion of the capital contribution which the Defaulting Member was obligated to make. If any amount shall remain uncommitted by the Contributing Members, then they shall have the right to admit new Members to provide any portion of the uncommitted capital contribution. Upon any such contribution, the Partnership Interest of the Defaulting Member shall be reduced to a percentage equal to one-half of a fraction the numerator of which is equal to his unrecovered capital contribution and the denominator of which is equal to the aggregate unrecovered capital contributions of all Members including the capital contributions then being made by the Contributing Members and any new Members.

Notwithstanding anything in this agreement contained to the contrary, as to the 1% Partnership Interest of Wien referred to in the last sentence of paragraph 10, if the holder thereof becomes a Defaulting Member, each person named in the list below to succeed to a vacancy in the office of the Managing Partner shall in the order of the listing have the first option to pay the share of any call against said 1% Partnership Interest on behalf of said Defaulting Member, and if any such successor does pay such capital call he shall become a Member as provided herein, and, he shall succeed Wien as the holder of the 1% Partnership Interest and in addition he shall succeed to Wien’s rights under paragraph 7 as Managing Partner. If none of such successors pays the share of the call as aforesaid, then all of the remaining Members shall have the right to decide, by a vote of a majority in interest, who shall be the successor Managing Partner and holder of the 1% Partnership Interest.

Because the Defaulting Member has failed to contribute his share of the call, the other Members will have been put at hazard with respect to their entire investment and will be obliged to seek funds to make up the default of the Defaulting Member. The damage which the Contributing Members will suffer, at times and under circumstances now impossible to foresee, and the extent of the hazard to their entire investment are impossible to predict. For these reasons, and in view of the fact that this is a mutually binding agreement covering all Members, each of whom may suffer or benefit from any such default, it is agreed that the Partnership Interest of the Defaulting Member shall be reduced as set forth in this paragraph.

9

To the extent that the Partnership Interest of the Defaulting Member is reduced as aforesaid, the Partnership Interests of the Contributing Members will be increased in proportion to their additional contributions and appropriate Partnership Interests assigned to said new Members.

Each Defaulting Member is hereby deemed to have irrevocably authorized and empowered the Managing Partner to execute and deliver on behalf of the Defaulting Member, as his agent and attorney-in-fact, any documents necessary to effectuate or evidence the aforesaid reduction of Partnership Interest and the increase of Partnership Interest of the Contributing Members and the assignment of Partnership Interests to new Members.

13. It is acknowledged that the Managing Partner has the legal power as a partner in Company to dissolve Company, subject to the provisions of the partnership agreement of Company. Upon any dissolution of Company, this Partnership shall be dissolved and any cash or other property received in liquidation of Company shall be forthwith distributed in accordance with the provisions of paragraph 4(b).

It is acknowledged that each of the Members has the power to dissolve and withdraw from this Partnership, but the Members do hereby agree that they shall not exercise such power without the prior written consent of all Members and of the Managing Partner. If any Member exercises such power in contravention of the foregoing sentence, he shall be personally liable for any damage sustained by the other parties in accordance with Section 69 of the Partnership Law of the State of New York (as presently in force). Upon the dissolution of the Partnership and withdrawal of such Member, the other Members agree to enter into a new Partnership agreement containing terms identical to those herein, except for the Member who exercised the power to terminate and withdraw. The withdrawing Member shall be entitled to a direct assignment from the partnership of his fractional interest in the Property, subject however, to the prior rights of Wien and Wien, Lane & Malkin to the amounts distributable in accordance with subdivisions 4(a)(iii)(B) and (C) and 4(b)(iii)(B) and (C), to the Member’s obligation for his share of any call for additional capital contributions under paragraph 12, to the reduction specified in paragraph 12 in the event of failure to make capital contributions and to the provisions of paragraphs 8, 15 and 16.

10

It is understood that the said direct assignment to the withdrawing Member shall be only an assignment of a profits interest as described in Section 53 of the Partnership Law of the State of New York (as presently in force), in that it shall merely entitle the withdrawing Member to receive in accordance with his contract the profits to which the assignor would otherwise be entitled and the withdrawing Member shall not be entitled to interfere in the management or administration of the business or affairs of either Company or the Partnership, nor to require any information or account of the transactions of either, nor to inspect the books of either; and in case of a dissolution of Company, the withdrawing Member shall be entitled to receive his share of the assignor’s profits (and capital) interest as aforesaid, and may require an account from the date only of the last account agreed to by all the partners in Company or by the Members, as the case may be.

14. (a) If the Managing Partner shall elect at any time to terminate his activities as Managing Partner, or if he should cease acting as Managing Partner as a result of his resignation, disqualification, death or any other reason, the following persons in the order stated shall succeed him as Managing Partner hereunder;

1. Peter L. Malkin, residing at                                     ;

2. Alvin S. Lane, residing at                                     ;

3. Alvin Silverman, residing at

4. Fred Linden, residing at

5. Ivan Shapiro, residing at                                     ;

6. Robert I. Weissmann, residing at

7. Robert W. Gelfman, residing at

8. William J. Lippman, residing at                                     ;

9. Ralph W. Felsten, residing at

10. Stanley Katzman, residing at                                     ;

11. Jack Adelman, residing at 200                                     ;

12. Martin B. Cowan, residing at                                     ;

11

13. John L. Loehr, residing at

14. Martin D. Newman, residing at                                     ;

15. C. Michael Spero, residing at                                     ;

16. Any person of full age designated in writing by Members owning in the aggregate more than 50% in interest hereunder.

(b) Each successor shall be a Member and Managing Partner, and shall have the same rights and obligations with respect thereto as Wien. A person shall be disqualified from acting as Managing Partner hereunder in the event that (i) except in the case of a person designated under subdivision 16, above, he ceases to be a member of the firm of Wien, Lane & Malkin or its successors or (ii) he does not promptly acquire or he ceases to hold at least a 1% Partnership Interest hereunder or an economic interest at least equivalent to that amount.

(c) Wien hereby agrees that, when he ceases to be the Managing Partner hereunder, whether by reason of his death or any other cause, he shall sell (or if he is deceased, his personal representative shall sell) to the person designated to succeed him as Managing Partner, a 1% Partnership Interest hereunder or an equivalent economic interest (if such successor does not already own such an interest), at a price equal to the amount determined by multiplying 1% of the average of the “Cash flow from operations” for the three preceding calendar years by the factor set forth below (but in no event shall the total price be less than $100):

If the sale occurs on or after January 5th of the year listed below, but before the following January 5th

The multiplier shall be the factor listed on the corresponding line below, plus, in the case of a sale on or after January 5, 2056, an additional amount equal to (i) 1/365th of the difference between such factor and the factor listed immediately above it, times (ii) the number of full calendar days between the date of sale and the following January 5th

1972-2015	8.3333
2016	8.3240
2017	8.3229
2018	8.3217
2019	8.3203
2020	8.3187
2021	8.3170
2022	8.3150

12

2023	8.3128
2024	8.3103
2025	8.3076
2026	8.3045
2027	8.3010
2028	8.2972
2029	8.2928
2030	8.2880
2031	8.2825
2032	8.2764
2033	8.2696
2034	8.2619
2035	8.2534
2036	8.2438
2037	8.2330
2038	8.2210
2039	8.2075
2040	8.1924
2041	8.1755
2042	8.1566
2043	8.1354
2044	8.1116
2045	8.0850
2046	8.0552
2047	8.0218
2048	7.9844
2049	7.9426
2050	7.8957
2051	7.8431
2052	7.7843
2053	7.7184
2054	7.6446
2055	7.5620
2056	7.4694
2057	7.3658
2058	7.2497
2059	7.1196
2060	6.9740
2061	6.8109
2062	6.6282
2063	6.4235
2064	6.1944
2065	5.9377
2066	5.6502
2067	5.3282
2068	4.9676
2069	4.5638
2070	4.1114
2071	3.6048
2072	3.0373
2073	2.4018
2074	1.6901
2075	0.8929
2076	0.0000

13

Each person who becomes a successor Managing Partner hereunder, by accepting such position, shall be deemed to have agreed that he and his personal representatives are similarly bound, when he ceases to be the Managing Partner, to sell said 1% Partnership Interest or equivalent economic interest to his successor as Managing Agent (if such successor does not already own such an interest), at a price to be determined in the same manner (but by reference to the appropriate factor at that time).

(d) If at any time, the Managing Partner exercises the right specified in paragraph 7, above, to hold the property as agent for the Partnership, he shall immediately execute an assignment of the Property, leaving blank the name of the assignee. Such assignment shall be deposited in escrow, together with a duplicate original copy of this agreement, with Wien, Lane & Malkin or its successors. Upon the qualification of a successor Managing Partner, if he also elects to hold the Property as agent, his name shall be inserted in the assignment and the escrow shall be released. The successor shall simultaneously execute and deliver an assignment in escrow for the use of his successor in the same manner. If the successor does not so elect, the Partnership shall be inserted in the assignment and the escrow shall be terminated.

(e) Wien’s rights to the amounts distributable to him under subdivisions 4(a)(iii)(C) and 4(b)(ii)(C) shall be freely transferable by him at any time in whole or in part. Although the holder of such rights may be a Member of the Partnership, such interest shall not be deemed a Partnership Interest as that term is used throughout this agreement, and the holder thereof shall not exercise any voting or management rights in the Partnership.

15. This agreement and the rights of the Members herein shall at all times be subject to the terms and conditions of the partnership agreement of Company. Any transferee of any Partnership Interest, or part thereof, shall take and hold same subject to the terms and provisions of this agreement and said partnership agreement of Company.

14

16. Any dispute arising out of or regarding this agreement or the Property shall be determined by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then in effect and such decision shall be binding on all of the parties.

17. This agreement shall for all purposes, including but not limited to, dissolution of this Partnership be governed by the Partnership Law of the State of New York.

18. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute a single agreement.

19. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have hereunto set their hands as of the day and year first above written.

MEMBERS	CASH PAYMENT TO LAW REALTY	PERCENTAGE INTEREST IN COMPANY CONTRIBUTED TO CAPITAL	PARTNERSHIP INTEREST
	$540,000	3%	34.29%
	$180,000	1%	11.43%
	$180,000	1%	11.43%
	$180,000	1%	11.43%
	$180,000	1%	11.43%
	$90,000	0.5%	5.71%
	$90,000	0.5%	5.71%
	$56,250	0.3125%	3.57%

Subtotal	$1,496,250	8.3125%	95%

15

/s/ Lawrence A. Wien
Lawrence A. Wien, as Member and as Managing Partner	-0-	0.21875%	2.5%

LAW Realty Operations Inc., as Assignor and Member

By: /s/ Peter L. Malkin	-0-	0.21875%	2.5%

Total	$1,496,250	8.75000%	100%

16

1273 REALTY CO.

(Relating to Empire

State Building Company)

Certified Copy of

Partnership Agreement

Dated: January 2, 1973

WIEN, LANE & MALKIN

ATTORNEYS AT LAW

LINCOLN BUILDING

60 EAST 42ND STREET

NEW YORK, N.Y. 10017

Fisk Building Associates L.L.C.

Peter L. Malkin (Current Agent)

Participating Agreement dated August 1, 1988 with Peter L. Malkin as agent

PARTICIPATING AGREEMENT

AGREEMENT, made as of August 1, 1988, among PETES L. MALKIN, residing at 21 Bobolink Lane, Greenwich, Connecticut (“Agent”) and each of the other parties (individually a “Participant” or collectively the “Participants”) executing this Agreement on the signature pages hereof.

W I T N E S S E T H:

WHEREAS, Fisk Building Associates, a New York partnership (the “Master Partnership”) owns a net lease of and operates the Fisk Building at 250 West 57th Street, New York, New York, and

WHEREAS, the Master Partnership was organized pursuant to a certain agreement dated May 1, 1954 among Harry B. Helmsley and others as amended by agreement dated June 27, 1960, copies of which are annexed hereto as Exhibit A-l and A-2, respectively, and made a part hereof; said agreement as so amended is hereinafter called the “Master Partnership Agreement”, and

WHEREAS, by Assignment and Agreement dated August 1, 1988 between Lawrence A. Wien and the Agent, a copy of which is annexed hereto as Exhibit B and made ‘a part hereof, the parties thereto formed a joint venture (the “Underlying Joint Venture”) to acquire a 45% interest in the Master Partnership, and

WHEREAS, the Agent holds an interest in the Underlying Joint Venture, subject to the conditions contained in said Assignment and Agreement (which Underlying Joint Venture interest is hereinafter called “The Property”), and

WHEREAS, the parties wish to establish the ownership of The Property and to define their rights and obligations with respect thereto.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. A joint venture is hereby formed for the ownership of The Property. The parties acknowledge that each Participant’s original capital contribution and joint venture interest hereunder are as set forth opposite his or her signature at the end of this Agreement.

2. This joint venture shall continue until The Property shall have been disposed of and shall not be interrupted or terminated by the act, bankruptcy, death, legal disability or dissolution of any Participant, the assignment (whether by operation of law or otherwise) of any interest of any Participant, the appointment of a successor to the Agent or any other cause.

3. The Agent shall comply with the terms of the Underlying Joint Venture Agreement and of the Master Partnership Agreement and shall act, without compensation, as Agent for this joint venture in the ownership of The Property. Any action taken by his or her with respect thereto, subject to the terms of this Agreement, shall bind this joint venture. The Participants shall share in proportion to their joint venture interests in all profits and losses arising from the ownership of The Property and in any liabilities incurred by the Agent in good faith and not in contravention of the terms of this Agreement.

4. The office of this joint venture shall be maintained at Wien, Malkin & Bettex, 60 East 42nd Street, New York, New York, or such other address as the Participants may hereafter designate. Said firm shall maintain the books and records of this joint venture and shall supervise the operation of this Agreement.

5. The Agent, as a member of the Underlying Joint Venture and with respect to the 45% interest in the Master Partnership, shall not agree or consent to any of the following matters, which are deemed to be major decisions of policy affecting the Participants, without the prior

2

written consent of either (i) Participants owning at least a majority in interest hereunder or (ii) Participants owning interests hereunder which together with interests held by consenting partners in KSIF Partners and interests held by consenting master partners in the Master Partnership total at least the percentage required for action on said matters under the Master Partnership Agreement:

a. Sale, transfer or mortgaging of The Property.

b. Sale, transfer or mortgaging of the net lease.

c. Modification, extension or prepayment of any mortgage on the net lease.

d. Modification of the net lease.

e. Making or modification of any sublease of all or substantially all of the premises.

f. Modification of the Underlying Joint Venture Agreement or of the Master Partnership Agreement.

g. Termination of the employment of Wien, Malkin & Bettex or of Helmsley-Spear, Inc. or any change in the compensation of either of such firms or the hiring or termination of any substitute firm and the fixing or change of its compensation.

h. Disposition in any manner of any substantial asset of the Underlying Joint Venture or of the Master Partnership,

i. Taking any step to change the existing method of operation of the Underlying Joint Venture or of the Master Partnership.

Such consent shall be deemed conclusively granted by any Participant who fails to give written notice of objection within ten days after receipt of a notice from the Agent soliciting his or her consent. The Agent is hereby authorized to give any consent on behalf of a deceased Participant until a representative or successor for the deceased has been qualified to act on his or her behalf and has given the Agent written notice of such qualification together with evidence thereof reasonably satisfactory to the Agent.

3

6. It is acknowledged that the Agent has the power as a member of the Underlying Joint Venture and of the Master Partnership to dissolve either or both. If he or she exercises such power without obtaining the prior written consent of Participants owning at least a majority in interest hereunder, he or she shall be personally liable for any damages sustained by the Participants. Any dissolution of the Underlying Joint Venture or of the Master Partnership caused by the act of the Agent shall effect a dissolution of this joint venture.

7. Except as provided in the preceding paragraph, the Agent shall not be personally liable for any act performed in good faith. The Participants shall indemnify the Agent in proportion to their joint venture interests against any loss or liability to which the Agent may be subjected by reason of acting as Agent hereunder. Such indemnity shall not apply, however, to any loss or liability resulting from obligations incurred at any time as a result of the Agent’s bad faith or in contravention of the terms of this Agreement.

8. a. If the Agent shall desire to terminate his or her agency, or if he or she shall be removed as Agent in the manner provided below, he or she shall, upon accounting to his or her successor for all funds which have previously come into his or her possession, be discharged from all further liability as Agent.

b. While Peter L. Malkin is serving as the Agent hereunder, he may be removed as such Agent by the written direction of Participants owning at least 75% in interest hereunder. Thereafter, the Agent may be removed by the written direction of Participants owning at least a majority in interest hereunder.

4

c. Except as otherwise provided in this paragraph 8, in the event of a vacancy for any reason in the office of the Agent the following persons, in the order listed, shall succeed him or her as a member of the Underlying Joint Venture and of the Master Partnership and act as his or her successor hereunder, with the same rights and obligations of the Agent named herein:

1. Donald A. Bettex, residing at

2. Alvin Silverman, residing at

3. Robert I. Weissmann, residing at

4. Ralph W. Eelsten, residing at

5. C. Michael Spero, residing at

6. Martin D. Newman, residing at

7. Melvyn H. Harper, residing at

8. Stanley Katzman, residing at

9. John L. Loehr, residing at

10. Robert A. Machleder, residing at

11. Mitchell J. Nelson, residing at

12. Thomas N. Keltner, Jr., residing at

13. Lanny A. Oppenheim, residing at

14. Robert D. Schachat, residing at

15. Richard A. Shapiro, residing at

16. Eli R. Mattioli, residing at

17. Ellen T. Graff, residing at

18. Jannet L. Gurian, residing at

5

19. Any person of full age designated in writing by Participants owning at least a majority in interest hereunder.

d. Simultaneously with the execution of this Agreement, the Agent shall execute assignments of all his right, title and interest in and to the Underlying Joint Venture and in and to the 45% interest in the Master Partnership leaving blank the names of the assignees. Such assignments shall be deposited in escrow, together with the original copy of this Agreement, with Wien, Malkin & Bettex. Upon the appointment of a successor to the Agent, the name of such successor shall be inserted in the assignments as the assignee, and the escrow shall be released. The successor shall thereupon similarly execute assignments for use by his or her successor in the same manner.

e. Notwithstanding anything to the contrary contained in this paragraph 8, the Agent or any designated successor agent who is a member of the firm of Wien, Malkin & Bettex may, while serving as Agent, modify the succession by designating any different order or adding additional names of individuals who are then members of said firm, and any person who ceases to be a member of said firm shall be disqualified from becoming an Agent or continuing to act as Agent hereunder.

9. The sale or transfer of any interest of any Participant shall not be valid unless:

a. the transferee is an individual of full age or a legal entity;

b. duplicate originals of appropriate writ ten instruments evidencing such sale or transfer are delivered to the Agent for deposit with the original copy of this Agreement;

c. the transferee shall accept the transfer “in writing; and

d. such instruments are delivered to the Agent as the attorneys for the joint venture may require to evidence the authority of the transferor to deliver and of the transferee to accept the transfer. If the transferee complies with these requirements, he or she shall be a member of this joint venture with the same rights and obligations as the transferor.

6

Notwithstanding any of the foregoing provisions of this paragraph 9, no transfer of a joint venture interest hereunder shall be made if such transfer would (i) result in a termination of this joint venture or of the Underlying Joint Venture or of the Master Partnership under the provisions of the Internal Revenue Code of 1986, as amended, or (ii) violate any provision of the Securities Act of 1933, as amended, or any other applicable securities law and, if so attempted, such transfer shall be void ab initio and shall not bind this joint venture or the Underlying Joint Venture or the Master Partnership. In making a determination of these issues, the Agent in his or her discretion may require the transferor to furnish, at the transferor’s expense, an opinion of counsel passing on these issues.

10. Any Participant may designate any individual of full age or legal entity to succeed him or her, upon his or her death, as a member of this joint venture. Such designation shall be made in the Last Will and Testament of the deceased Participant, or if not so made, the executor or administrator of his or her Estate shall make and deliver such designation. In either event, the executor or administrator shall also deliver such other instruments as the attorneys for this joint venture may require to evidence the transfer of the deceased’s interest to the designee and the authority of the designee to accept such designation. Any such designee shall qualify as a successor by accepting such designation in writing and shall thereupon be a member of this joint venture with the same rights and obligations as the deceased.

In the event that any Participant dies and no representative or successor for him or her is qualified within eight months thereafter, the Agent or his or her designee may purchase the interest of the deceased within ninety days after the Agent receives notice of the expiration of the

7

eight-month period. The price shall be the amount of the capital contributions of the deceased, less any repayment thereof to the date of death, but under no circumstances less than $100. The Agent is hereby irrevocably appointed attorney-in-fact for the deceased to execute any papers and to take any other action necessary to evidence such sale and transfer. The purchaser shall accept the transfer in writing and thereupon the sale and transfer shall be complete.

11. If any capital contribution is hereafter required to be made by the partners in the Master Partnership, each Participant shall be obligated to contribute to this joint venture his or her proportionate share of the amount of the contribution required to be made by the Agent by reason of his holding The Property. The request for a capital contribution shall be made by the Agent by a notice in writing to the Participants, and each Participant shall, no later than fifteen days after the mailing of the notice, contribute his or her proportionate share.

If any Participant (“Defaulting Participant”) shall fail to pay his or her share of any such call within fifteen days after the mailing of a notice in writing by the Agent to the Participant, then the Agent shall have the option (a) to proceed directly against the Defaulting Participant to recover the unpaid call together with reasonable attorney’s fees and interest at the highest lawful rate or (b) to offer to the other Participants (“Contributing Participants”) the right to contribute all or a portion of said call. The election of the option under (a) or (b) shall not be exclusive of each other and the Agent may at any time both proceed directly as aforesaid and offer as aforesaid.

If the Agent elects to offer said right to the Contributing Participants, then they shall be privileged but not obligated to commit to contribute all or a portion of the capital contribution which the Defaulting Participant is obligated to make. If any amount shall remain uncommitted by the Contributing Participants, then the Agent shall have the right to admit new Participants to

8

provide any portion of the uncommitted capital contribution. Upon such contributions, the joint venture interest of the Defaulting Participant shall be deemed automatically reduced to a fraction equal to one half of the fraction, the numerator of which is equal to the total of (i) his or her initial capital contribution and (ii) the amount of any additional capital contributions made by him or her, and the denominator of which is equal to the total of (i) the aggregate capital contributions theretofore made by all Participants and (ii) the aggregate, additional capital contributions then being made by the Contributing Participants and the new Participants, if any. After three defaults by a Defaulting Participant, his or her joint venture interest shall be deemed automatically reduced to zero and said Defaulting Participant shall have no further interest or rights hereunder.

Because the Defaulting Participant has failed to contribute his or her share of the call, the other Participants will have been put at hazard with respect to their entire investment and will be obliged to seek funds to make up the default of the Defaulting Participant. The damage which the Contributing Participants will suffer, at times and under circumstances now impossible to foresee, and the extent of the hazard to their entire investment are impossible to predict. For these reasons, and in view of the fact that this is a mutually binding agreement covering all Participants, each of whom may suffer or benefit from any such default, it is agreed that the joint venture interest of the Defaulting Participant shall be reduced as set forth in this paragraph.

To the extent that the joint venture interest of the Defaulting Participant is reduced as aforesaid, the joint venture interests of the Contributing Participants shall be deemed automatically increased in proportion to their additional contributions and appropriate joint venture interests shall be assigned to said new Participants.

9

Each Defaulting Participant is hereby deemed to have irrevocably authorized and empowered the Agent to execute and deliver on behalf of the Defaulting Participant, as his or her agent and attorney-in-fact, any documents necessary to evidence or effectuate the aforesaid reductions of joint venture interests and increases of joint venture interests of the Contributing Participants and the assignment of joint venture interests to new Participants.

Each Participant hereby pledges and assigns his or her joint venture interest as security for the performance of his or her obligations hereunder and does hereby grant to the Agent all rights available to a secured party under the Uniform Commercial Code of the State of New York and the comparable laws of his or her state of residence and agrees, upon request, to deliver to the Agent a duly executed financing statement and any other document which the Agent may reasonably request with respect thereto. This collateral pledge is given as security for the performance of each Participant’s obligation to pay calls. However, resort to this collateral pledge is optional on the part of the Agent and the Agent may proceed directly against the Defaulting Participant to recover the unpaid call together with attorney’s fees and interest as aforesaid, with or without resort to the Collateral.

Whether the Agent elects to proceed directly or to offer the right to contribute as aforesaid or to do both, the Agent is hereby authorized to make interim borrowings on behalf of this joint venture of the necessary funds to pay the amount of the unpaid call to the Master Partnership; provided that any funds thereafter distributable to the Defaulting Participant, generated by transfer of the Defaulting Participant’s interest or generated by foreclosure of said collateral pledge shall be applied first in reduction of the principal and interest of such borrowing.

10

Upon withdrawal of a Participant from this joint venture, he or she shall remain obligated for any unsatisfied capital call made up to the date of withdrawal, but shall have no liability for capital calls made after such date. An “unsatisfied capital call” shall mean any amount remaining unpaid or uncommitted for or not paid as a result of the foreclosure of said collateral pledge.

12. Any dispute arising out of or regarding this Agreement or The Property shall be determined by arbitration in the City of New York, in accordance with the rules of the American Arbitration Association then in effect, and such decision shall be binding upon all of the parties.

13. This Agreement shall for all purposes, including but not limited to dissolution of this joint venture, be governed by the Partnership Law of the State of New York, as presently in force, to the same extent as if this joint venture were a general partnership.

14. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts together constitute a single agreement.

15. This Agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

/s/ Peter L. Malkin
Peter L. Malkin, as Agent

Participants	Original capital contributions	Joint venture interests
	$37,500	1.2500%
	37,500	1.2500%
	100,000	3.3333%

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P R O S P E C T U S

WLKP REALTY CORP.

and

60 EAST 42nd ST. ASSOCIATES

PARTICIPATIONS

in

$7,000,000 Ten Year 12% Convertible Second Mortgage

on Lincoln Building

To Be Dated December 1, 1954

The Mortgage will provide for the automatic conversion of the Participations, on or after

April 1, 1959, into proportionate interests* in the ownership of the property in the event that the existing first mortgage on the Lincoln Building is refinanced upon the terms described in this Prospectus.

PRICE PER PARTICIPATION: $10,000 minimum or any multiple thereof

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Commissions	Proceeds to Corporation**
Total	$7,000,000	None	$7,000,000
Per minimum unit	10,000	None	10,000

*	For description of such interests, see page 10.
**	Before payment of expenses of offering, etc. See “Use of Proceeds”, page 8.

The date of this Prospectus is July 2, 1954

REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission, Washington, D.C., by WLKP Realty Corp. and by 60 East 42nd St. Associates and the individual members thereof, as Co-Registrants, for the Participations offered hereunder.

This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted or included in condensed form as permitted by the Rules and Regulations of the Commission. Statements contained herein as to the contents of any contract or other document are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

Copies of the Registration Statement may be obtained from the Commission on payment of the prescribed charges.

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I.

GENERAL NATURE OF THE OFFERING

WLKP Realty Corp. (the “Corporation”) owns the land and buildings located at 60 East 42nd Street and 301 Madison Avenue, New York City, herein called the “Lincoln Building”. It purchased the property on March 31, 1954, for $23,000,000 ($7,000,000 in cash and a first mortgage of $16,000,000), and also expended the further sum of $290,000 for commissions, fees and other expenses. In addition, it is now engaged in reconstructing the top floor, so as to create a 54th and a 55th floor, at an estimated cost of $200,000.

The Corporation proposes to place a $7,000,000 Ten Year 12% Convertible Second Mortgage on the property, under a Mortgage Indenture (the “Indenture”) to be executed on December 1, 1954, with Trade Bank and Trust Company as Trustee, and is hereby offering Participations in the said Mortgage. The Indenture will provide that the holders of Participations will have no right to procure a deficiency judgment in the event of default in the payment of interest or principal, but will be limited to foreclosure of the Mortgage itself.

The Participations will be automatically converted into interests in the ownership of the Lincoln Building, on or after April 1, 1959, in the event that the present first mortgage is refinanced as described below.

60 East 42nd St. Associates (“Associates”), a joint venture among Lawrence A. Wien, Harry B. Helmsley, Alvin S. Lane, Henry W. Klein, William F. Purcell, Alvin Silverman and Fred Linden (the “Agents”) has been formed to hold title upon such conversion. The ownership interest of each participant will be evidenced by a Participating Agreement with one of the Agents. Each Participating Agreement will include the purchasers of $1,000,000 face amount of Participations. The Participating Agreements will be executed as of the time the Participations are originally delivered, but the Agreements will not become effective until title is transferred to Associates.

After execution of the Indenture, the Corporation will dissolve and convey its assets to Lincoln Building Associates (“LBA”), a partnership consisting of the Corporation’s shareholders. LBA will then own the Lincoln Building, subject to all mortgages thereon.

II.

TERMS OF THE OFFERING

1. The offering is being made by the Corporation, through its officers and directors. No dealers will be employed.

2. Subscriptions will be taken only from persons of full age, not shown by the subscription to be acting in a representative capacity.

3. Each subscription shall be for the sum of $10,000, or a multiple thereof.

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4. A deposit of not more than 25 per cent of the price may be required with any subscription. All deposits will be held by Wien, Lane, Klein & Purcell, 350 Fifth Avenue, New York City, in Special Account. Deposits will be repaid to subscribers, without interest, if the entire offering is not subscribed for by December 1, 1954.

5. Each subscription will be payable in full at the office of Wien, Lane, Klein & Purcell, upon demand, at any time after the entire issue has been subscribed for.

6. The date for final payment, fixed by the demand from Wien, Lane, Klein & Purcell, may not be later than December 1, 1954.

III.

THE LINCOLN BUILDING

1. Description. The Lincoln Building, one of New York City’s largest skyscrapers, stands diagonally opposite Grand Central Station. Erected in 1930, it occupies more than an acre of ground, with a frontage of 181.6 feet on East 42nd Street, 179.9 feet on East 41st Street, and 73.9 feet on Madison Avenue. Entrances to the building are located on all three streets. In addition, there is an underground entrance from the building to the I.R.T. subway and to Grand Central Station. The building is of fire-proof brick construction, is 678 feet high, and presently contains 53 floors. The 53rd floor is in the process of being altered to create a 54th and a 55th floor. Upon completion of this alteration the building will have a volume of approximately 14,200,000 cubic feet, with a gross floor area of approximately 1,170,000 square feet and a net rentable area of approximately 836,000 square feet. It contains 27 Otis electric passenger elevators, and 3 Otis electric freight elevators. The building is in excellent condition, and not in need of any significant repairs or alterations. Ground floor tenants include branches of Chase National Bank of the City of New York, Industrial Bank of Commerce, The Horn & Hardart Company, Bond Stores Incorporated, and Western Union Telegraph Company. The tenants on other floors include insurance companies, industrial firms, accountants, attorneys, and a wide variety of executive organizations. The assessed valuation of the property is $19,800,000, of which $7,240,000 is for the land, and $12,560,000 for the buildings.

2. Rental Statistics as of June 1, 1954.* On this date, all store space was rented. The only vacant office space was as follows:

Suite No.	Approximate Net Sq. Ft.	Rental	Comment
620	1,800	$9,900	Leased from July 1, 1954 at $9,900. Former tenant paid $4,560.
1357	550	3,300	Former tenant paid $2,519, vacated on April 30, 1954.
4500	1,526	10,800	Former tenant paid $9,000, vacated on April 30, 1954.

*	The prior owner operated the Lincoln Building from June 1, 1950 to March 31, 1954. Registrants are informed that during such period the premises were fully occupied (except for temporary but insignificant vacancies) until October 31, 1953, when the 53rd floor was vacated. As noted above, this floor has already been leased by the Corporation.

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Suite No.	Approximate Net Sq. Ft.	Rental	Comment
615	320	900	Storage area only.
1151	357	1,200	Storage area only.
53rd floor	8,000	40,000	Leased to Dwight-Helmsley, Inc. at $40,000 for its own use, and as the office of the building. Lease to commence on completion of alterations.
54th floor	6,500	45,000	In process of erection.
55th floor	6,500	45,000	In process of erection.

On June 1, 1954, the annual rental for occupied space was $3,434,093.74, as follows:

	Number	Area	Average Rate Per Sq. Ft.	Total Rent
Tenants under lease	313	742,693 Sq. Ft.	$4.32	$3,211,585.30
**Statutory tenants	105	67,900 Sq. Ft.	3.28	222,508.44

Total tenants	418	810,593 Sq. Ft.	4.24	3,434,093.74

In addition, the estimated annual overage percentage rental was $25,968, the amount received for 1953. The annual rental value of the unoccupied space listed above was $156,100. The gross rental value was $3,616,161.74 a year.

Moreover, present leases provide for the following increases:

Space	Tenant	Annual Increase		Effective
7th floor	Indemnity Insurance Company of North America.	$4,265		5/1/55
2810	Allentown Portland Cement Co.	100		5/1/55
3217	J. M. Louden, Inc.	100		5/1/55
Store and Basement	The Horn & Hardart Company	3,000		3/1/56
646-8	Chatham Properties, Inc.	250		5/1/56
663-5	Francis K. Decker	826		5/1/57
		860	(add’l.)	5/1/58

On June 1, 1954 the following lease expiration schedule applied:

Year	Number of Leases Expiring	% of Total No. of Leases	Gross Rent	% of Gross Rental Value*
1955	105	33.55	$881,929.31	24.39
1956	93	29.71	731,358.52	20.23
1957	56	17.89	330,938.00	9.15
1958	47	15.02	912,195.07	25.23
1959	5	1.59	72,230.40	2.00
1960	3	.96	101,800.00	2.82
1961	3	.96	39,500.00	1.09
1967	1	.32	141,634.00	3.92

	313		$3,211,585.30

**	Tenants who continue to occupy their premises after expiration of their leases, only by virtue of the provisions of the New York State Emergency Commercial and Business Space Rent Control Laws.
*	The percentage figures do not total 100%. This results from the fact that the dollar amounts were not compared with the total rent from units under lease, but rather with the gross rental value of all units, including units subject to statutory tenancies, estimated annual overage percentage rental and annual rental value of unoccupied space.

5

3. Present Mortgages.

A. First Mortgage. The original amount of the first mortgage placed on the property on March 31, 1954, was $16,000,000. It is owned in equal shares by The Prudential Insurance Company of America and Aetna Life Insurance Company. It matures April 1, 1969.

This mortgage bears interest at the rate of 4 1/8 per cent per annum for the first three years, 4 5/8 per cent per annum for the next three years, and 4 1/2 per cent per annum thereafter. The principal indebtedness is amortized $320,000 the first year, $335,000 the second year, and $345,000 the third year. After the third year constant monthly payments totaling $980,000 a year will be applied first to the payment of interest, and the balance to principal. At maturity, the balance of the mortgage will be $10,246,292.19.

The first mortgage provides that the principal shall become due, at the option of the mortgagee, if there are more than 25 separate interests in the ownership or leasehold of the property in existence at the same time, or if any such interests are not matters of official record. However, the mortgage can be prepaid on or after April 1, 1959. A prepayment penalty of 2 1/2 per cent of the then unpaid principal balance is required during the year commencing April 1, 1959. Thereafter, the penalty declines  1/2 per cent a year. It is intended that on or after April 1, 1959, a new first mortgage will be obtained which will be free of the above-described restrictions.

B. Second Mortgage. This temporary mortgage in the sum of $3,500,000 was placed on the property on March 31, 1954. It is held by 1903 Corporation of 285 Madison Avenue, New York City. It bears interest of 1 per cent monthly and matures on March 30, 1955. It may be prepaid on November 30, 1954, upon payment of a 2 per cent penalty.

C. Third Mortgage. This temporary mortgage in the sum of $3,000,000 was placed on the property on March 31, 1954. It is held by Lawrence A. Wien. It bears interest at the rate of 10 per cent per annum, and matures on April 1, 1955. It may be prepaid at the end of any month, without penalty.

4. Projected Operating Summary for One Year Commencing December 1, 1954.

A certified statement of the operation of the building by the Corporation during April, 1954 appears at page 22 hereof. The following projection is an estimate only. Unless otherwise specified, the figures used are those of the prior owner for the fiscal year ended October 31, 1953.

6

Income
[a]Rent	$3,512,566.00
Electricity	176,326.00
Miscellaneous	112,359.00	$3,801,251.00	*

Expenses
Fuel and water	$54,354.00
Electricity	155,478.00
[b]Insurance	33,800.00
Miscellaneous supplies	81,515.00
Maintenance	123,312.00
[c]Payroll	620,165.00
[d]Realty taxes	742,500.00
[e]Management fees	45,762.00
[f]Legal fees	48,000.00	1,904,886.00

Anticipated Operating Profit				$1,896,365.00
Less: First Mortgage Interest and Amortization				974,910.00

Net Operating Profit Available for $840,000 Interest on Second Mortgage				921,455.00

The new 54th and 55th floors are expected to be ready for occupancy about November 15, 1954. They will be offered for lease on or about August 1, 1954. If they are rented at the proposed rate, they will produce additional net income of approximately $89,000 per annum.

[a]

This includes the June 1, 1954 rental for occupied space, the estimated overage percentage rental of $25,968, an adjustment for the increases of May 1, 1955 in existing leases, and occupancy of the vacant space already leased under leases effective before December 1, 1954. No other rent increases are included.

*	The Registrants do not have access to complete or certified operating figures of the prior owner. Such figures as are available show that the prior owner had a gross income from the building of $3,470,925 for the fiscal year ended October 31, 1951, $3,632,790 for the fiscal year ended October 31, 1952, and $3,682,575 for the fiscal year ended October 31, 1953.
[b]	This is the annual cost of insurance presently in effect.
[c]

This is the current weekly payroll of $11,484.54, multiplied by 54, to allow for average vacations of two weeks, and includes the Corporation’s contributions for social security, unemployment insurance, etc.

[d]	This is computed on the current assessment of $19,800,000 with an estimated tax rate of $3.75, as compared with the current tax rate of $3.70.
[e]	This is computed at full New York Real Estate Board rates.
[f]	This is fixed by agreement.

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IV.

USE OF PROCEEDS

The proceeds of the offering will be used as follows:

1. To pay the existing second mortgage	$3,500,000.00
2. To pay the existing third mortgage	3,000,000.00
3. To pay the prepayment penalty on the existing second mortgage.	70,000.00
4. To pay expenses relating to the new mortgage and to the issuance and distribution of the Participations	250,000.00
5. To the corporation, as a partial return of its investment	180,000.00

Total	$7,000,000.00

V.

THE NEW CONVERTIBLE SECOND MORTGAGE

AND PARTICIPATIONS THEREIN

1. General Description. The new $7,000,000 ten year convertible second mortgage will be evidenced by a written Indenture given to Trade Bank and Trust Company, as Trustee for participants. The mortgage will be subordinate only to the first mortgage, which on December 1, 1954, will have been reduced to $15,786,666.64.

The Indenture will provide for the issuance of Participations totalling $7,000,000, in multiples of $10,000, representing interests in the mortgage and in the obligation secured thereby. Participations will entitle holders to interest at the rate of 12 per cent a year, payable monthly commencing January 1, 1955. The Participations will mature and become payable in full on December 1, 1964, unless converted into interests in the ownership of the property prior to that date. No payments on account of principal will be required before maturity. If the first mortgage is not refinanced as described herein, the principal balance thereof on December 1, 1964 will be $12,285,810.73. The funds to repay the second mortgage of $7,000,000 on its due date can only be derived through refinancing, or the sale of the property, or voluntary contributions by the members of LBA. The availability of such funds will depend upon the value of the property at that time.

2. Participation Certificates. Each purchaser will receive a Participation certificate evidencing his proportionate interest. The Participations will be dated December 1, 1954, and will be in registered form, signed by the Corporation and authenticated by the Trustee. They will incorporate by reference all provisions of the Indenture and will acknowledge that the Indenture sets forth all the rights and obligations of the holders. A Participation will be transferable by the holder only on the registry books, to an individual of full age, not shown in the instrument of transfer to be acting in a representative capacity. Upon the death of a holder of a Participation, any individual of full age designated in such decedent’s will or by his executor or administrator (but not shown by such designation to be acting in a representative capacity) may succeed to the Participation. If no such individual qualifies, the surviving holders of Participations may purchase the Participation of the decedent proportionately at the original cost, less any capital repaid thereon.

8

3. Events of Default Under the Mortgage Indenture. The Indenture will provide that the only remedy of the Trustee or of the participants in case of default will be foreclosure, except that if the owners fail to perform certain acts referred to under (c) below in connection with the refinancing of the first mortgage and the transfer of title to Associates, all remedies at law and in equity will be available. An Event of Default will be defined to mean (a) failure to pay interest for 15 days after written demand; (b) failure to pay the principal when due; (c) failure for 10 days after written demand to furnish information and documents necessary to accomplish the refinancing of the first mortgage by the Trustee and the transfer of title to Associates (d) failure for 60 days after written demand, to perform any other covenant in the Indenture; or (e) default in the performance of any of the terms and conditions of the first mortgage.

Upon the happening of an Event of Default the Trustee may, and upon the written request of the holders of a majority in face amount of the Participations shall be required to, declare the principal to be due and payable immediately. However, if such default is cured before any foreclosure decree, the declaration of acceleration will be deemed annulled. The Indenture will also provide that the holders of a majority in face amount of the Participations may direct the time, method and place of enforcing any remedy available to the Trustee or exercising any power or trust conferred upon the Trustee. The Trustee may require reasonable indemnity against expenses and liabilities before taking any action at the request of the holders.

The Trustee will be required, within ninety (90) days after the occurrence of a default, to give to the holders of Participations notice of all uncured defaults known to it, unless it determines in good faith that such notice is not required. Notice of default in the payment of principal or interest, however, must be given.

4. Modification of Mortgage Indenture. Supplemental indentures may be executed upon the authorization of the holders of not less than 66-2/3 per cent in amount of the Participations, except that no such changes shall extend the maturity of the Participations, reduce the principal amount or interest rate, or reduce the percentage of holders required to approve any such supplemental indenture. However, the holders of all the Participations may authorize any change. It will be provided that any interest payment may be postponed for up to three years with the consent of the holders of 75 per cent in amount of the Participations. The Mortgagor and the Trustee will be authorized to make purely formal changes in the Indenture which do not impair the rights of the holders, without obtaining their consent.

5. Conversion Provisions. The owners of the property will be bound to use their best efforts to refinance the first mortgage through normal first mortgage lending sources, on April 1, 1959, and thereafter if necessary. It will be required that the new first mortgage contain no restriction as to the number of ownership interests. The amount of such new mortgage must be at least $600,000 above the unpaid balance of the first mortgage at the time of refinancing. The equity of the participants will be subordinate to the full amount of the new first mortgage. The mortgage shall provide for interest not in excess of 6 per cent per annum and amortization of principal at a rate not to exceed 3 per cent per annum, or for constant annual payments for interest and amortization not in excess of 9 per cent of the original amount. Its term shall be at least ten (10) years. It shall not include any personal liability for the participants or owners.

9

The proceeds of the new first mortgage loan shall be used to pay the balance of the then existing first mortgage and all expenses. If it does not provide sufficient funds for the payment of all expenses, the deficiency shall be satisfied by the then owners, who it is expected will be LBA. Any surplus above the existing first mortgage and expenses will belong to LBA. If LBA fails to effect the refinancing by April 1, 1959, the Trustee will then also try to obtain the new first mortgage.

Upon the refinancing, title to the Lincoln Building will be transferred to Associates, and each Participation will automatically be converted into a proportionate interest in the ownership of the property.

6. Discharge and Satisfaction of the Mortgage Indebtedness.The Indenture and the obligation secured thereby will be satisfied and discharged upon payment in full of the indebtedness, or upon the transfer of title to Associates at the time of the refinancing of the first mortgage, provided that all accrued interest has been paid. The Mortgagor will furnish to the Trustee an annual opinion of counsel regarding the recordation of the Indenture; and a duly signed certificate and opinion of counsel is required to be furnished before the Trustee can be required to take any action under the Indenture at the Mortgagor’s request. Such opinions and certificates will contain certain statements prescribed in the Indenture and required by the Trust Indenture Act of 1939.

VI.

STATUS OF PARTICIPANTS UPON FIRST MORTGAGE REFINANCING

1. Associates. (a) Associates was formed in the State of New York, by an agreement dated May 25, 1954, among Lawrence A. Wien, Harry B. Helmsley, Alvin S. Lane, Henry W. Klein, William F. Purcell, Alvin Silverman and Fred Linden, the Agents. It will acquire title to the Lincoln Building on the first mortgage refinancing. Each Agent will own a one-seventh (1/7) undivided interest in the property.

(b) The Agents will not manage or operate the property, but upon the acquisition of title on the refinancing of the first mortgage, will immediately execute a net lease of the property to LBA (see page 10).

(c) The rent received by Associates from LBA, after payment of mortgage requirements and administration expenses, will be distributed monthly to the participants.

(d) The firm of Wien, Lane, Klein & Purcell will supervise the operation of the agreement of Associates and will maintain all requisite records.

2. Participating Agreements. At the time the Participations are originally delivered, each Agent will execute a Participating Agreement with the purchasers of $1,000,000 face amount of Participations. Such Agreements will become effective when title is transferred to Associates, on the refinancing of the first mortgage. The Agreements will contain the following provisions:

10

(a) The Participants will share proportionately in all profits and losses realized by the Agent. Under New York law, one participant may be liable initially to a person outside the venture for the full amount of the obligation of the Agent, as an owner of the property. However, he would be entitled to demand and receive pro rata contributions from his co-participants.

(b) The Agent may not agree to sell or mortgage the property, modify the net lease to LBA, or enter into a new lease, without the consent of all his participants. However, if participants owning ninety (90%) per cent of the Agent’s interest consent to any such action, the Agent or his designee shall have the right to purchase the interest of any non-consenting participant, at the original cost, less any capital repaid thereon.

(c) The Agent will incur no personal liability for any action taken by him, except for willful misconduct or gross negligence.

(d) Except as above limited, the Agent may bind his participants, and the participants will agree to indemnify him proportionately against any liability arising from his acts as Agent.

(e) The Agent may resign at any time, or he may be removed by the written direction of participants owning at least three-fourths ( 3/4) of the Agent’s interest.

(f) If the Agent dies, is removed, resigns, or becomes unable to act, he will be succeeded by the first available person in the list of five (5) successors named in each agreement. If no such designee qualifies, the owners of at least three-fourths ( 3/4) of the interest in each agreement shall select the new Agent.

(g) A participant may transfer his interest in the joint venture to any individual of full age, not shown by the instrument of transfer to be acting in a representative capacity. The transferee must accept the transfer in writing, and a duplicate original of the transfer agreement must be filed with the Agent, before the transfer shall be effective.

(h) Upon the death of a participant, any individual of full age designated in the decedent’s will or by his executor or administrator, not shown by such designation to be acting in a representative capacity, may succeed to his interest. If no such individual qualifies, the surviving parties to each joint venture may purchase proportionately the interest of the decedent, at the original cost, less any capital repaid thereon.

(i) Each joint venture shall continue until the entire property is disposed of.

3. Lease to LBA. Immediately upon the transfer of title to Associates, it will execute a net lease of the Lincoln Building to LBA, which will contain the following provisions:

(a) A term of twenty-five (25) years. LBA may renew the lease for two (2) like terms, at the same rental.

11

(b) LBA will pay all operating and maintenance expenses, other than mortgage interest and amortization.

(c) The minimum rent will be an amount equal to the new first mortgage requirements for interest and amortization, plus administration expenses of $24,000. a year, plus $840,000. a year for a cash distribution to participants of twelve (12%) per cent on $7,000,000. The minimum rent will be payable in equal monthly installments. Such cash distribution is calculated on the assumption, in accordance with opinions of tax counsel, that the rent will be treated as partnership income for Federal income tax purposes (see page 18). The cash distribution will represent both income, and to the extent that annual depreciation exceeds annual amortization, return of capital. That portion which represents a return of capital investment will not be subject to income tax.

(d) If LBA earns net income in excess of $400,000. in any year of the lease, fifty (50%) per cent of such excess will be payable as additional rent.

(e) LBA may surrender the lease at the end of any month, upon sixty (60) days’ prior written notice. The liability of LBA will end on the effective date of such surrender. If the lease is so surrendered, Associates will undertake to effect a new lease on the most favorable terms possible.

(f) LBA may sublet the premises or assign the lease, provided that the assignee assumes in writing all obligations as lessee.

VII.

ABILITY TO REFINANCE FIRST MORTGAGE

The availability of mortgage funds and the income of the property will determine the possibility of refinancing the first mortgage on April 1, 1959, or later. In the judgment of the Corporation, there are no presently foreseeable obstacles to such refinancing.

Assuming no substantial change in present economic and competitive conditions, it is the opinion of the Corporation that the income of the property should increase by April 1, 1959. This is indicated by the leasing experience of the Corporation since the acquisition of the property on March 31, 1954. The following schedule lists the relevant data on all new leases effective since that date:

Sq. Ft. Area of Unit	Old Rent	Old Rate Per Sq. Ft.	New Rent	Effective Date	New Rate Per Sq. Ft.
800	$2,500	$3.01	$3,000	5/1/54	$3.75
450	1,860	4.13	1,920	5/1/54	4.26
290	1,160	4.00	1,200	5/1/54	4.13
410	1,620	3.95	1,800	5/1/54	4.39
556	1,920	3.45	2,200	5/1/54	3.95
270	960	3.55	1,020	5/1/54	3.77
561	2,400	4.28	2,520	5/1/54	4.49

12

Sq. Ft. Area of Unit	Old Rent	Old Rate Per Sq. Ft.	New Rent		Effective Date	New Rate Per Sq. Ft.
1,800	4,560	2.53		9,900	7/1/54	5.50
700	3,000	4.28		3,200	5/1/54	4.57
958	3,420	3.57		3,600	5/1/54	3.96
725	2,900	4.00		3,100	5/1/54	4.27
418	1,560	3.73		1,680	5/1/54	4.02
894	2,500	2.79		2,840	5/1/54	3.17
270	1,060	3.93		1,100	5/1/54	4.07
540	2,300	4.26		2,500	5/1/54	4.63
342	1,560	4.56		1,620	5/1/54	4.73
765	3,120	4.08		3,440	5/1/54	4.49
1,375	4,525	3.29		5,425	5/1/54	3.94
592	2,400	4.05		2,700	5/1/54	4.56
1,139	4,730	4.15		5,400	5/1/54	4.74
562	2,350	4.18		3,091	6/1/54	5.50
270	1,020	3.79		1,080	5/1/54	4.00
1,137	4,326	3.80		4,800	5/1/54	4.22
1,550	6,882	4.44		9,300	5/1/54	6.00
1,215	4,400	4.45		7,200	5/1/54	5.93
550	2,400	4.36		2,750	5/1/54	5.00
700	3,100	4.43		3,500	5/1/54	5.00
856	3,600	4.20		4,000	5/1/54	4.67
716	3,000	4.19		3,750	5/1/54	5.24
372	1,800	4.84		2,000	5/1/54	5.37
1,500	6,075	4.05		8,250	5/1/54	5.50
400	1,620	4.05		2,400	5/1/54	6.00
414	2,000	4.83		2,120	5/1/54	5.12
875	4,200	4.80	{	4,500 4,600	5/1/54 5/1/55	5.13 5.24
1,075	4,800	4.46		5,375	5/1/54	5.00
433	2,400	5.54		2,520	5/1/54	5.82
270	1,200	4.44		1,980	6/1/54	7.34
520	2,700	5.19	{	3,000 3,100	5/1/54 5/1/55	5.77 5.97

1,305	7,000	5.35		7,800	5/1/54	5.98
752	4,200	5.38		4,500	5/1/54	5.98
513	2,050	3.99		3,600	5/1/54	7.02
633	3,600	5.68		3,800	5/1/54	6.00
485	2,840	5.85		2,900	5/l/54	5.98
560	3,300	5.90		3,400	5/1/54	6.07
775	4,300	5.54		4,650	5/1/54	6.00
1,170	6,120	5.14		6,800	5/1/54	5.81
750	4,300	5.73		4,500	5/1/54	6.00
1,210	6,750	5.53		7,200	5/1/54	5.95

13

	Sq. Ft. Area of Unit	Old Rent	Old Rate Per Sq. Ft.	New Rent		Effective Date	New Rate Per Sq. Ft.
	1,720	4,761	2.76	{	6,914 7,740 8,600	5/1/54 5/1/57 5/1/58	4.02 4.50 5.00

	812	2,850	3.52		3,600	6/1/54	4.44
	3,692	15,255	4.13		17,000	5/1/54	4.60
	850	4,377	5.15		5,400	5/1/54	6.35
	4,495	16,759	3.73		19,273	5/1/54	4.29

Totals	46,992	$196,390	$4.18	$	233,118		$4.96

Some of the new leases listed above were arranged by the former owner. A comparison of such leases with those effected by the Corporation follows:

	Sq. Ft. Area	Old Rent	Old Rate Per Sq. Ft.	New Rent	New Rate Per Sq. Ft.	Average Increase Per Sq.Ft.
Leases made by former owner	22,290	$92,025	$4.40	$107,260	$4.81	$.41
Leases made by WLKP Realty Corp	24,702	98,365	3.98	125,858	5.10	1.12

VIII.

INFORMATION REGARDING THE CORPORATION

1. Capitalization. WLKP Realty Corp. was organized at the instance of Lawrence A. Wien under the laws of the State of New York on August 3, 1953. It was incorporated for the purpose of purchasing the Lincoln Building. Its capitalization is as follows:

	Amount authorized or to be authorized	Amount outstanding as of April 30, 1954	Amount to be outstanding if all securities being registered are sold
Stock
Capital Stock, no par value	200 shares	100 shares	0	*
Indebtedness
First Mortgage (see page 6)	$16,000,000.00	$16,000,000.00	$15,786,666.64
Second Mortgage (see page 6)	$3,500,000.00	$3,500,000.00	0	**
Third Mortgage (see page 6)	$3,000,000.00	$3,000,000.00	0	**
Bank loan, 3 1/2%, due December 2, 1954, used to prepay real estate taxes and other items (see page 15)	$150,000.00	$150,000.00	$150,000.00
Bank loan, 3 1/2%, due March 31, 1955, used to prepay insurance premiums	$7,288.56	$7,288.56	$7,288.56
Bank loan, 3 1/2%, due March 31, 1956, used to prepay insurance premiums	$7,288.56	$7,288.56	$7,288.56
Second Mortgage Participations (see page 7-9)	$7,000,000.00	0	$7,000,000.00

*	To be surrendered for cancellation on December 1, 1954 in connection with dissolution of Corporation.
**	To be paid from proceeds of offering.

14

2. Management.

The officers and directors of the Corporation are:

Name	Office	Shareholdings
Lawrence A. Wien	President & Director	10 shares
Harry B. Helmsley	Vice President & Director	10 shares
Henry W. Klein	Secretary & Director	None
Alvin S. Lane	Treasurer	None

LAWRENCE A. WIEN, is a graduate of Columbia College and Columbia Law School, and has been practicing law in New York City since 1928. He is the senior partner in the firm of Wien, Lane, Klein & Purcell. He has specialized in the field of real estate law for over twenty-two years, and has been particularly active in creating investments in real properties in and around New York City.

HARRY B. HELMSLEY, is President and a Director of Dwight-Helmsley, Inc., one of the larger real estate management and consulting firms in New York City. He is also Vice President of Twenty-Third Street Association, Inc., a member of American Institute of Real Estate Appraisers and National Association Institute of Property Management, and Chairman of the Business and Commercial Rent Control Committee of the Real Estate Board of New York.

HENRY W. KLEIN, is a graduate of Cornell University and Harvard Law School, has been a member of the Bar of the State of New York since 1942, and is a partner in the firm of Wien, Lane, Klein & Purcell.

ALVIN S. LANE, is a graduate of the University of Wisconsin and Harvard Law School, has been practicing law in the City of New York since 1947, and is a partner in the firm of Wien, Lane, Klein & Purcell.

15

3. Stockholders.

The principal stockholders of the Corporation are:

Name & Address	Shares Owned of Record and Beneficially	Per Cent of Class
Lawrence A. Wien	10	10
Weston Road
Weston, Connecticut
Harry B. Helmsley	10	10
Ridgecrest Road
Briarcliff Manor, N.Y.
Larry L. Aldrich	10	10
Nod Road
Ridgefield, Connecticut
Fred P. Weissman	10	10
256 South Ocean Blvd.
Palm Beach, Florida

The other stockholders, each of whom owns five shares, are: Gad Bernstein, Henry Doubilet, Paul Gaier, Louis W. Goodkind, Bernard T. Hein, Samuel Kronsky, Jesse Malvin, Herbert Ralston, Louis S. Stamm, Leonard A. Wien, Sidney A. Wien and Karl Zuckerman.

4. The Net Cash Outlay of the Corporation in the Acquisition of the Lincoln Building above the New Second Mortgage. After the new second mortgage of $7,000,000 has been placed on the property on December 1, 1954, the net cash outlay of the Corporation (and of LBA, on dissolution of the Corporation) in connection with the acquisition of the property will be in excess of $800,000 above the first and second mortgages, as follows:

Net purchase price, paid 3/31/54		$23,000,000.00
Less:
First mortgage balance	15,786,666.64
New second mortgage	7,000,000.00	22,786,665.64	213,333.36

Commissions and expenses on purchase			290,000.00
Estimated cost of creating 54th and 55th floors			200,000.00

			$703,333.36
Less partial return of investment from new second mortgage funds			180,000.00

Net cost of property above mortgages			$523,333.36
Other cash outlay:
Expenses relating to new second mortgage financing		$250,000.00
Prepayment penalty on temporary second mortgage		70,000.00	320,000.00

			$843,333.36

IX.

INFORMATION REGARDING THE AGENTS IN ASSOCIATES

The following is a description of the occupation and experience of the Agents in Associates other than Messrs. Wien, Helmsley, Klein and Lane, as to whom such information is provided under the preceding caption.

16

WILLIAM F. PURCELL, is a graduate of Manhattan College and Fordham Law School, has been practicing law in New York City since 1935, and is a partner in the firm of Wien, Lane, Klein & Purcell.

ALVIN SILVERMAN, is a graduate of Cornell University and Harvard Law School, has been practicing law in New York City for the past five years, and is associated with the firm of Wien, Lane, Klein & Purcell.

FRED LINDEN, is a graduate of the College of the City of New York and New York Law School. He has practiced as a Certified Public Accountant in New York City since 1939, and has been a member of the New York Bar since 1951. He is associated with the firm of Wien, Lane, Klein & Purcell.

X.

REMUNERATION AND FINANCIAL INTEREST OF MANAGEMENT AND AGENTS

No officer or director of the Corporation receives any remuneration for acting in such capacity. The Agents will not be paid for their services under the Participating Agreements.

Wien, Lane, Klein & Purcell, as counsel for the Corporation, received a fee of approximately $35,000 for legal services rendered in connection with the purchase of the property on March 31, 1954. In addition, they presently receive a retainer of $4,000 per month from the Corporation, which will continue until the Corporation is dissolved. For their legal services in the preparation of the Indenture and all necessary legal documents, and the issuance and distribution of the Participations, they will receive as a fee from the Corporation the difference between $250,000 and all costs and expenses, other than the prepayment penalty of $70,000 on the temporary second mortgage. At the present time, such fee is estimated at $150,000. The firm will also receive $2,000 a month as paying agents under the Indenture, from which the fees and disbursements of the Trustee, in the minimum sum of $7,500 a year, must be paid.

When title to the premises is conveyed to Associates, on the refinancing of the first mortgage, the $2,000 monthly payments to Wien, Lane, Klein and Purcell, as paying agents under the Indenture, will cease. They will then receive $2,000 a month from Associates for supervising the operation of the agreement among the Agents, from which sum they must pay all regular accounting costs and disbursements.

Dwight-Helmsley, Inc., of which Harry B. Helmsley is President, shared in the brokerage commission of $119,750 paid on the purchase of the building, and is presently receiving New York Real Estate Board commissions from the Corporation for the management of the building.

Messrs. Wien and Helmsley will be among the partners in LBA, which will own the building upon dissolution of the Corporation, and will be Associates’ lessee under the net lease described above. Dwight-Helmsley, Inc. will be paid commissions by LBA for acting as managing agent of the premises (estimated at $45,762 for the year commencing December 1, 1954). Wien, Lane, Klein & Purcell will receive a monthly retainer of $4,000 from LBA, in place of the $4,000 monthly retainer from the Corporation.

17

XI.

LEGAL OPINIONS

The legality of the Participations, and other matters of New York State law relating to this offering, have been passed upon by Wien, Lane, Klein & Purcell, Esqs., 350 Fifth Avenue, New York, New York. Legal matters in connection with the Securities Act of 1933 and the Trust Indenture Act of 1939 have been passed upon by Milton P. Kroll, Esq., Washington Loan & Trust Building, Washington, D.C.

The status for Federal income tax purposes of the various joint ventures described in the Prospectus has been passed upon by Roswell Magill, Esq., of Cravath, Swaine & Moore, Esqs., 15 Broad Street, New York, New York, and Randolph E. Paul, Esq., of Paul, Weiss, Rifkind, Wharton & Garrison, Esqs., 1614 Eye Street, N.W., Washington, D.C. Mr. Magill and Mr. Paul both have advised Associates that, in their respective opinions, the joint ventures referred to in the Prospectus will be partnerships for Federal income tax purposes. As partnerships, the individual members thereof would be taxed on their distributive shares of the net income, but the net incomes of the joint ventures would not be taxable as such.

Both opinions note that the Treasury Regulations contain provisions under which joint ventures may be taxed in the same manner as corporations provided certain conditions exist. Each opinion, however, concludes that the joint ventures involved here do not satisfy such specified conditions, and therefore that they should be treated as partnerships under the Regulations.

Both opinions are based upon the present law, and have been filed as exhibits to the Registration Statement.

18

ACCOUNTANT’S REPORT

To WLKP REALTY CORP.

We have made an examination of the Balance Sheet of WLKP Realty Corp. as at April 30, 1954, and of the Statement of Profit and Loss for the period March 31, 1954 to April 30, 1954. In connection therewith, we examined or tested accounting records of the corporation and other supporting evidence by methods and to the extent we deemed appropriate. Our examination was made in accordance with generally accepted auditing standards applicable in the circumstances and included all procedures which we considered necessary.

In our opinion, the attached Balance Sheet and related Statement of Profit and Loss fairly present, in accordance with generally accepted accounting principles consistently maintained by the corporation during the period under review, its financial position as at April 30, 1954 and the results of its operations for the period then ended.

Further, in our opinion, the accompanying schedules fairly present the information therein, in accordance with generally accepted accounting principles, fairly applied.

(Signed) CLARKE, OAKES & GREENWOOD,

Certified Public Accountants.

New York, N.Y.

June 8, 1954.

19

WLKP REALTY CORP.

Balance Sheet—April 30, 1954

ASSETS
CURRENT ASSETS:
Cash on deposit in Trade Bank & Trust Co.		$87,330.62
Accounts Receivable:
Rent and Charges due from Tenants	$24,831.00
Due from Management Agent	3,284.50	28,115.50

Inventory of Supplies and Materials — At Cost		22,006.15
Other Current Assets:
Prepaid expenses applicable to periods not in excess of twelve months:
Real Estate Taxes	$122,100.00
Insurance Premiums	14,729.03
Discount on Bank Loan	3,135.42
Payment account legal fee incidental to S.E.C. Registration	20,000.00
Employee benefits	2,029.31
Law Library Subscriptions	907.14	162,900.90

TOTAL CURRENT ASSETS		$300,353.17

FIXED ASSETS:
Real Property situated at 60 East 42nd Street (Lincoln Building) and 301 Madison Avenue, New York, N. Y. and personal property located therein, shown at cost:
	Cost	Reserve for Depreciation	Net Book Value
Land	$7,240,000.00	—	$7,240,000.00
Buildings	16,024,000.00	$44,511.11	15,979,488.89
Personal Property	25,293.55	208.33	25,085.22

	$23,289,293.55	$44,719.44		23,244,574.11

DEFERRED CHARGES:
Insurance Premiums	$16,236.74
Tenants Alterations	293.00
Organization Expense	1,000.00	17,529.74

TOTAL ASSETS:		$23,562,457.02

20

LIABILITIES AND CAPITAL
CURRENT LIABILITIES:
Notes Payable to banks maturing within period of twelve mouths		$157,288.56
Accounts Payable — Trade		20,430.09
Loan Payable — Messrs. Wien, Lane, Klein & Purcell		10,000.00
Accrued Liabilities:
Payroll	$9,500.00
Taxes — Utility and payroll taxes	2,441.35
Interest on first mortgage	55,000.00
Sundry Expenses	3,353.49	70,294.84

Other Current Liabilities:
Bonds, Mortgages and Similar Debt: (Note 1)
First Mortgage Payable — Specific payments due within period of twelve months	$320,000.00
Second Mortgage Payable — Maturity March 30, 1995	3,500,000.00
Third Mortgage Payable — Maturity April 1, 1955	3,000,000.00

	$6,820,000.00
Portion of Tenant’s Security Deposit — Refundable	3,000.00	6,823,000.00

TOTAL CURRENT LIABILITIES		$7,081,013.49
DEFERRED INCOME: PREPAID RENT INCOME		1,675.00
LONG-TERM LIABILITIES:
Bonds, Mortgages and Similar Debt:
First Mortgage Payable (Note 1)	$16,000,000.00
Less: Current principal payments shown above	320,000.00

	$15,680,000.00
Note Payable to Bank (Note 2)	7,288.56
Tenant’s Security Deposits (Note 3)	12,400.00	15,699,688.56

TOTAL LIABILITIES		$22,782,377.05
CAPITAL:
Capital Stock, without par value (Authorized, 200 shares):
Issued and Outstanding, 100 shares (Note 4)	$790,000.00
Less: Net Loss for the period March 31, 1954 to April 30, 1954	9,920.03	780,079.97

TOTAL LIABILITIES AND CAPITAL		$23,562,457.02

Reference is made to accompanying notes to Financial Statements.

21

WLKP REALTY CORP.

Statement of Profit and Loss

For the Period March 31, 1954 to April 30, 1954

INCOME:
Rent Income		$286,557.14
Other Income from Tenants:
Electric Current — Net	$1,696.01
Other	478.83	2,174.84	$288,731.98

OPERATING EXPENSES:
Wages, Building Employees		$52,243.10
Management Commission		3,541.67
Legal Fee — Wien, Lane, Klein & Purcell		4,000.00
Real Estate Tax		61,050.00
Water and Sewer Rates		700.00
Insurance		2,747.80
Steam		4,846.84
Supplies		1,357.44
Window Cleaning		1,400.00
Repairs		489.31
Payroll Taxes		2,165.55
Employees Hospitalization Benefits		1,037.65
Miscellaneous		995.38

		$136,574.74
Interest Expense:
Interest on First Mortgage	$55,000.00
Interest on Second Mortgage	35,000.00
Interest on Third Mortgage	25,000.00
Discount on Bank Loan	58.33	115,058.33	251,633.07

NET INCOME, BEFORE DEPRECIATION AND OTHER NON-OPERATING DEDUCTIONS			$37,098.91
Depreciation — Building		$44,511.11
Depreciation — Personal Property		208.33

		$44,719.44
Other Non-Operating Deductions (being sales tax paid on purchase of personal property in building, original issue stamp tax and minimum New York State Franchise Tax)		2,299.50	47,018.94

NET LOSS FOR THE PERIOD MARCH 31, 1954 TO APRIL 30, 1954			$9,920.03

*    *    *    *    *    *

22

Statement Showing Availability of Mortgage Principal Payment

Net Income before depreciation and other non-operating deductions	$37,098.91
Less: Other non-operating deduction	2,299.50

Available for Mortgage Principal Payment due May 1, 1954	$34,799.41
Principal Payment due May 1, 1954 on First Mortgage	$26,666.67

23

Notes to Financial Statements

NOTE 1—Mortgages Payable Data:

	Rate of Interest	Maturity Date	Amortization Provisions

First Mortgage —	4 1/8% p.a. to 4/1/57 4 5/8% p.a. to 4/1/60 4 1/2% p.a. to 4/1/69	Apr. 1, 1969

$26,666.67 on May 1, 1954 and monthly thereafter to and including April 1, 1955. — As principal.

$27,916.67 on May 1, 1955 and monthly thereafter to and including April 1, 1956. — As principal.

$28,750.00 on May 1, 1956 and monthly thereafter to and including April 1, 1957 — As principal.

$81,666.67 on May 1, 1957 and monthly thereafter as a constant monthly payment to be applied first to interest at the stated rates and then to principal.

Second Mortgage—	12% p.a.	Mar. 30, 1955	None.

Third Mortgage—	10% p.a.	Apr. 1, 1955	None.

NOTE 2 —

Note payable to bank $7,288.56 is the second installment note financing insurance premium, with interest at 3 1/2% p.a., due March 31, 1956. The first note due March 31, 1955 is included in Current Liabilities.

NOTE 3 —

Tenants’ Security Deposits shown on Balance Sheet comprise two cash deposits. One in the amount $15,000. which requires refund of 20% annually beginning May 31, 1954 if the tenant is not in default ($3,000 is therefore included in Current Liabilities) and one in the amount $400. A third security deposit held for the account of a tenant is in the form of one $10,000 denomination U.S. Treasury 1 3/4% Note, Series B-1955. This deposit is in addition to those shown on the balance sheet.

NOTE 4 —

Capital Stock of WLKP Realty Corp. was subscribed to as follows:

On August 3, 1953, Lawrence A. Wien subscribed for 10 shares of the capital stock at $1000 per share, which shares were issued to him on Feb. 16, 1954.

On February 24, 1954, Harry B. Helmsley subscribed for 10 shares and Samuel Kronsky subscribed for 5 shares of the capital stock at $2000 per share, which shares were issued to them on February 26, 1954.

On March 12, 1954, Larry L. Aldrich and Fred P. Weissman each subscribed for 10 shares, and Bernard T. Hein, Karl Zuckerman, Louis W. Goodkind, Sidney A. Wien, Leonard A. Wien, Paul Gaier, Louis S. Stamm, Herbert Ralston, Jesse Malvin, Henry Doubilet and Gad Bernstein each subscribed for 5 shares of the capital stock at $10,000 per share, which shares were issued to them on March 26, 1954.

NOTE 5 —

On March 31, 1954, WLKP Realty Corp. entered into an agreement with the seller of the real property then acquired, under which an uncompleted contract for the weatherproofing of the building acquired is to be completed at the cost of the seller. WLKP Realty Corp. is to see that the work under the contract is completed, that proper charges for the work as accomplished are paid and the seller is to recompense WLKP Realty Corp. for these payments. The agreement states the amount of the uncompleted contract as $87,868.01. No payment had been made under this agreement to the date of the balance sheet, April 30, 1954, and the commitment is not shown on the balance sheet either as a liability or an account receivable.

24

P R O S P E C T U S

$39,000,000 of Participations in General Partnership Interests in

EMPIRE STATE BUILDING ASSOCIATES

Associates will own a net lease of the Empire Stale Building which, with renewals, will extend for 114 years.

PRICE PER PARTICIPATION: $10,000

minimum or any multiple thereof

As to the ability of the Sublessees to pay the required rentals to Associates, see par. 7 on page 5.

As to the interest of the partners in Associates in the transactions described herein, see page 6.

By purchasing a Participation, an investor will have certain rights and liabilities as if a general partner, and therefore may become subject to certain individual liabilities. Sec par. 1 on page 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE FILING OF THIS PROSPECTUS WITH THE DEPARTMENT OF LAW OF THE STATE OF NEW YORK DOES NOT CONSTITUTE APPROVAL OF THE ISSUE OR THE SALE THEREOF BY THE DEPARTMENT OF LAW OR THE ATTORNEY GENERAL OF THE STATE OF NEW YORK. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

As to the use of the proceeds of this offering, see page 4.

Dated October 31, 1961

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon.

CO NTENTS

A Registration Statement has been filed with the Securities and Exchange Commission, Washington, D. C. by Empire State Building Associates for the Participations offered hereunder.

This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted or included in condensed form as permitted by the Rules and Regulations of the Commission, but does contain a fair summary of the material provisions thereof. Statements contained herein as to the contents of any contract or other document are not necessarily complete, and in each instance reference hereby is made to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

Copies of the Registration Statement may be obtained from the Commission on payment of the prescribed charges.

The Participations have not previously been offered. There is no present market therein, and there is no assurance of any future market therein. The transferability of the Participations is limited as set forth at page 17.

I.

GENERAL NATURE OF THE OFFERING

A. DESCRIPTION OF THE TRANSACTION

1. EMPIRE STATE BUILDING ASSOCIATES (“Associates”), 60 East 42nd Street, New York, New York, is a general partnership consisting of Lawrence A. Wien, Henry W. Klein, and Peter L. Malkin. Upon completion of the transactions described below Associates will own a net lease (herein called the “Master Lease”) of the Empire State Building, 350 Fifth Avenue, New York City and the land thereunder. This lease, with renewal privileges, will run for approximately 114 years to January 5, 2076.

2. Associates’ acquisition of the Master Lease will result from the following transactions. Associates has contracted to purchase the Empire State Building, and the ground lease of the land underlying the building. The contract price is $65,000,000, and a $4,000,000 deposit has been made thereunder. The transaction is scheduled for closing on December 27, 1961 (the “closing date”).

In addition to the contract price, Associates will make disbursements of $3,000,000, for various fees and expenses as hereinafter described. These will include profits to Mr. Wien and Harry B. Helmsley, who initiated the transactions. Thus, the total cost of closing the transactions will be $68,000,000.

3. Associates proposes to obtain the $68,000,000 as follows:

$29,000,000	by causing the building to be sold to The Prudential Insurance Company of America (“Prudential”). Prudential already owns the land and is the lessor under the existing ground lease, having purchased the land in 1951 for $17,000,000. Upon acquiring the building, Prudential will execute the Master Lease of the land and building to Associates. The Master Lease will replace the former ground lease and will provide for the payment of an annual rent by Associates;

13,000,000	by a Leasehold Mortgage; and

26,000,000	through the sale to the public of that amount of the Participations being offered hereby. However, the mortgage may be a smaller amount or there may be no mortgage at all (see page 11). In the latter event, the maximum amount of $39,000,000 of Participations will be sold hereunder. Each partner in Associates will sell Participations in his partnership interest equal to one-third of the amount required.

4. Associates will, therefore, acquire the Master Lease for $39,000,000. The $39,000,000 will be derived either from the proceeds of the sale of Participations and a Leasehold Mortgage, or from the sale of Participations alone.

The Participations will become effective on January 1, 1962. Thereafter the purchasers of Participations will share proportionately in the ownership of the partnership interests in Associates.

5. Associates will not operate the property. Simultaneously with the purchase, it will execute a net Sublease of the entire premises to Empire State Building Company (the “Sublessee”), with the same term and renewal privileges as in the Master Lease. Empire State Building Company is a joint venture composed of Mr. Wien, Mr. Harry B. Helmsley, and two corporations owned by others (see page 14.)

6. The Sublessee will agree to pay all expenses of operating and maintaining the property and also to pay Associates an annual net rent (the “basic Sublease rent”) which, if paid, will enable Associates

(a) to pay the Master Lease rent and to make any Leasehold Mortgage payments;

(b) to defray administrative costs; and

(c) to make monthly cash distributions to each participant equal to $900 per year on each $10,000 Participation.

Reference is made to Page 13 For a discussion of possible increases in distributions to participants and accompanying reductions in the basic Sublease rent which may occur in the future as and when Associates’ Master Lease rent or mortgage requirements reduce.

The tax treatment of the estimated cash distributions to participants is discussed at Page 18.

7. Associates has the right to assign the Master Lease and be relieved of future liabilities thereunder. Since the Sublessee will have a corresponding right of assignment under the Sublease, the investment offered hereby should be judged primarily on the basis of the income-producing capacity of the property.

A Summary, showing the results of operations of the Empire State Building for the five years ended November 30, 1960, and for the nine-month periods ended August 31, 1960, and 1961, appears at Page 24 of the Prospectus. As there shown, the net operating revenues in 1960 and previous years were less than the maximum basic Sublease rent of $6,830,000.

The net operating revenues for 1960 and previous years are not identical with present net operating revenues. For example, in 1960 the total rents collected aggregated $10,577,327 (including percentage rentals of approximately $70,000), and net revenues were $6,095,000. As of August 15, 1961, the annual rentals collectible under the leases then in existence (adjusted to reflect the same amount of percentage rentals) had increased by $560,000. In addition, new annually renewable agreements relating to the use of the television antenna had been made, which will increase revenues from that source by about $80,000 a year. However, during the first 9 months of fiscal 1961 net revenues from the observatory were approximately $60,000 less than in the comparable period of the preceding year.

Over the next five years, there will be further increases under existing leases. Increases aggregating approximately $45,000 will go into effect on January 1, 1962, and another $88,000 will take effect at varying times over the following four years. Also, tenant alterations during 1960 include certain items which are not annually recurring and were in excess of usual expenditures for that purpose. The anticipated expenditure for tenant alterations during fiscal 1961 should be approximately $770,000, or about $300,000 less than the expenditure in 1960.

Based upon the foregoing, Associates believes that the Sublessee should have sufficient earnings from the building to cover the maximum basic Sublease rent. However, no exact prediction can be made as to the amount of earnings that will be realized in 1962 or future years or that the net revenues in any particular year or years will be sufficient to cover the basic Sublease rent. The ability to earn such amounts will depend upon a number of factors, common to all real estate investments, which may vary from time to time. These include possible changes in occupancy rate, rent roll, operating expenses and repairs, as well as general economic conditions and competition. Since a majority of the tenants in the building are engaged in various aspects of the soft goods industries, economic changes which affect such industries also may affect the earning capacity of the property.

It should be noted that during the year 1962, approximately 23% of the building’s leases will expire. While in the past, leases have generally been renewed, or new tenants obtained, at increased rates, there is no certainty that this will continue in the future and it is, of course, possible that occupancy or rental rates may decrease as a result of these expirations. Additional expenditures for tenant changes may also be required. Although a wage increase amounting to approximately $63,000 a year will take effect on January 1, 1962, the cost thereof should be recovered under escalator clauses in tenants’ leases currently in existence.

B. INTEREST OF AFFILIATED PERSONS

Associates’ disbursements of $3,000,000 will include a fee estimated at $1,100,000 to the firm of Wien, Lane & Klein, in which the partners in Associates are members. A substantial portion of this fee represents a promoter’s profit for creating the investment. The disbursements also will include a $500,000 real estate brokerage commission to Helmsley-Spear, Inc., of which Mr. Helmsley is President and the major stockholder, as well as real estate transfer taxes, title and mortgage insurance costs, survey expenses, printing costs, documentary stamp taxes, mortgage recording taxes, inspection, appraisal and auditing fees, fees for special counsel, other real estate brokerage fees and the $100,000 estimated expenses of this offering.

To the extent that Associates’ actual disbursements to others than Wien, Lane & Klein are less than or exceed present estimates, there will be a corresponding increase or decrease in the fee to that firm. The principal variation would result if there is no mortgage placed on the property, so that estimated expenses allocable thereto are eliminated. It is expected that any variation in such fee will not exceed $200,000.

Wien, Lane & Klein will supervise the operation of Associates’ partnership agreements, and will act as its general counsel. Such services will include the maintenance of all partnership records, preparation of all tax information for each participant, the making of monthly distributions to participants, supervision of preparation of partnership income tax returns, preparation and filing of reports with various governmental authorities, and the registration and transfers of Participations. It will receive payments of $100,000 a year, a portion of which will be used to defray all of Associates’ regular expenses and accounting costs. The balance will represent compensation for the above services. As and when distributions to participants increase, the amount of such payments also will increase (see page 13).

The Sublessee, in which Messrs. Wien and Helmsley have an interest, will pay $90,000 a year to Wien, Lane & Klein for services as its general counsel and will pay $90,000 a year to Helmsley-Spear, Inc. for building management services. Helmsley-Spear, Inc. will receive leasing commissions based upon the recommended rates of the Real Estate Board of New York, Inc.

During the five-day period between the December 27, 1961 closing date and January 1, 1962 when the Participations become effective, the Sublease rent is in an amount sufficient to enable Associates to make mortgage payments, if any, and to pay Master Lease rent. These will be the only obligations of Associates during such period. The Sublessee will profit to the extent that net operating revenues for such five days exceed the required mortgage and Master Lease rent payments.

As to the reductions in rents payable by the Sublessee which will accompany any increased distributions to the participants, see page 13.

II.

TERMS OF THE OFFERING

1. The offering is being made by the partners in Associates. Helmsley-Spear, Inc. may seek to interest residents of New York State in the offering and may refer their names to Associates. That firm will receive no payment in addition to its $500,000 real estate brokerage commission for such activities, but may be deemed an “underwriter” hereunder. Associates may pay commissions, not in excess of 2%, to persons who assist in the sale of Participations. Such persons also may be deemed “underwriters” hereunder. To the extent that such commissions are paid, there will be an equivalent reduction in the fee payable to Wien, Lane & Klein described above.

2. Each offer to purchase a Participation must be for a minimum of $10,000 or a multiple thereof. However, the partners reserve the right, in their discretion, to accept offers for lesser amounts. Offers will be accepted only from individuals of full age. No offer will be effective until accepted in writing by one of the three partners in Associates.

3. A deposit up to the full amount of the price may be required for any Participation. All deposits will be held in trust, in a Special Account, by Wien, Lane & Klein, 60 East 42nd Street, New York, New York until expended for the purposes described herein. Should deposits of less than the full amount be initially required, the balances will be payable at the offices of Wien, Lane & Klein, upon demand. Once offers for the required amount have been accepted, all funds may be applied immediately for any of the purposes described herein. If the described transactions are not completed for any reason on or before January 10, 1962, all payments for Participations will be repaid in full, without interest.

III.

THE EMPIRE STATE BUILDING

1. Description. The 1,472-foot high Empire State Building is the tallest building in the world. It occupies the Fifth Avenue blockfront from 33d to 34th Streets, between Grand Central and Pennsylvania Stations, in midtown New York City. The building covers a ground area of about 91,000 square feet, fronting approximately 198 feet on Fifth Avenue, 425 feet on 34th Street and 500 feet on 33d Street.

Completed in 1931, the Empire State Building is of concrete, stone, and steel construction. It rises 102 stories above the street, has two stories below grade, and contains a cubic volume of approximately 37,000,000 cubic feet. Glass-enclosed sightseeing observatories are located on the 86th and 102d-story levels. A 22-story television lower, erected in 1951, is located atop the 102d floor. The building is served by 69 signal control micro-leveling passenger elevators, 6 freight elevators, and 7 escalators.

The first 85 floors of the building constitute tenant space with a total net rentable area of approximately 1,753,000 square feet. There are 23 stores on the ground floor. The 850 tenants are of diversified types, although the majority are engaged in various aspects of the soft goods industries which are concentrated in the area surrounding Fifth Avenue and 34th Street. No single tenant occupies as much as 10% of the building’s rentable area or accounts for as much as 10% of annual rent collections.

Air conditioning is available for all tenant areas from a 5,250-ton air conditioning plant, completed in May, 1957. At present, 80 per cent of the building is air conditioned. Over 69 per cent of the air conditioning facilities are landlord owned, and the balance are tenant-owned units which are connected to the building’s central plant.

In the opinion of Associates, based upon examination of the property, the building has been well maintained and is not in need of any major repair or maintenance work. Major improvements during the past five years consisted primarily of the air conditioning described above and related electrical work. The Sublessee has advised Associates that upon commencement of the Sublease, it will make a survey of future requirements for air conditioning and electrical power and the feasibility of converting the building elevators to automatic operation. After such survey the Sublessee wilt determine whether such improvements will be made. Arrangements have been made whereby Prudential will finance a portion of the cost of specified improvements made within the next four years, for which it will receive an increase in the Master Lease rent. The balance of the cost of such improvements will be paid by the Sublessee. (See page 12.)

Its two observatories have made the Empire State Building an international tourist attraction. More than 20,000,000 people have visited the observatories since their opening. All seven of New York City’s television stations transmit their programs, on a license-fee basis, from the television tower atop the building. The tower also is used by the Federal Communications Commission, and by various FM radio stations.

There are approximately 550 building employees, of whom about 450 are covered by union contracts which extend to 1963.

2. Rental Statistics — Competition. Associates is advised that as of August 15, 1961, the building was 98.14% rented. In the past ten years rental percentages were as follows:

1960 — 97.7%	1957 — 98.9%	1954 — 99.2%	1952 — 98.9%
1959 — 93.1	1956 — 99.0	1953 — 99.3	1951— 99.7
1958 — 97.9	1955 — 99.8

On July 1, 1961, the average rental rate per square foot for office space was $6.69. For each of the past five years such average rate was: 1960 — $6.31; 1959 —$6.08; 1958 —$5.96; 1957 — $5.80; and 1956 — $5.40.

Assuming the continuation of existing average rates, and a continuance of other income and expenses at the same rate as during 1961, it is estimated that the building; would have to maintain an occupancy rate of approximately 95% to enable the Sublessee to meet the basic sublease rent.

The total annual rent collections, as of July 1, 1961, were at the rate of $10,914,000. This is exclusive of (a) percentage rentals, which aggregated approximately $70,000 in 1960, and (b) annual increases under existing leases which will amount to about $133,000 over the next several years.

In addition to income from space tenants, 1960 revenues from the observatories were in excess of $2,000,000, and income from antenna license fees and miscellaneous sources was approximately $772,000.

On July 1, 1961, the following lease expiration schedule applied:

Year	Number of Leases Expiring	Square Foot Area	Annual Rental of Expiring Leases	Percentage of Gross Annual Rental of Expiring Leases
1961	10	20,432	$129,012	1.17
1962	227	417,028	2,598,384	23.47
1963	156	210,703	1,367,587	12.35
1964	170	206,701	1,424,704	12.87
1965	201	290,329	1,983,774	17.92
1966	112	265,034	1,720,042	15.54
1967	29	68,910	493,124	4.45
1968	8	26,533	188,397	1.70
1969	14	72,849	499,279	4.51
1970	7	43,626	283,400	2.56
1971	—	—	—	—
1972	1	14,705	149,399	1.35

Year	Number of Leases Expiring	Square Foot Area		Annual Rental of Expiring Leases		Percentage of Gross Annual Rental of Expiring Leases
1973	1	19,179		108,520		.98
1974	1	11,195		55,000		.50
Statutory	6	5,547		29,597		.27
Month to month	12	16,568		40,175		.36

Total	955	1,689,339	*	$11,070,394	*	100%
Vacant		63,418	**

		1,752,757

*	Approximately 19,000 square feet of the space shown as rented on July 1, 1961 had been rented but were not yet occupied on that date. The rental value of such space was about $156,000, accounting for the difference between the $11,070,394 shown in the schedule and the July 1st rent collection figure of $10,914,000.

**	Approximately 31,000 square feet of the 63,418 square feet shown vacant as of July 1, 1961, had been rented as of August 15, 1961.

Office buildings in New York City are highly competitive. The Empire State Building competes with office structures in the midtown area and other sections of Manhattan. In the past five years, new construction has accounted for over 27,500,000 square feet of rentable space in Manhattan. Associates is advised that virtually all of this space is rented, and is occupied for the most part by tenants under long term leases. At present, other new buildings under construction are expected to result in approximately 12,000,000 square feet of additional space in Manhattan. Only an insubstantial part of the new or pending construction is in the Fifth Avenue-34th Street area.

IV.

THE PURCHASE ARRANGEMENTS

1. On August 22, 1961, Associates contracted to purchase the Empire State Building front an unaffiliated person, Empire State Building Corporation, whose president is Robert Crown. The closing is scheduled for December 27, 1961. The total cost of effecting the transaction will be $68,000,000, consisting of the contract price of $65,000,000 and $3,000,000 of disbursements previously described.

2. A $4,000,000 deposit has been made under the contract with funds supplied by the Sublessee. These funds will be repaid from the proceeds of the offering.

3. Arrangements have been made for the sale of the building to Prudential for $29,000,000. Simultaneously, Prudential will give the Master Lease of the land and building to Associates.

4. As a result of the Prudential payment, a balance of $39,000,000 will be required to effect the acquisition of the Master Lease. Associates has agreed that prior to the closing, the Sublessee will have the right to provide a Leasehold Mortgage in an amount up to $13,000,000. Sublessee has advised that it is seeking a mortgage in the amount of $13,000,000, requiring constant monthly payments at the rate of 8 1/2% per annum, applicable first to the payment of interest at the rate of 6 1/2% per annum. If such mortgage is obtained, and if such payments are made, the mortgage will be fully liquidated in twenty-two years and four months from the closing date.

If the Sublessee docs not obtain a mortgage on such terms, it may nevertheless endeavor to obtain a different mortgage, provided that such mortgage must (a) not exceed $13,000,000 in amount, (b) be self-liquidating in not more than 30 years, (c) provide that Associates will not be personally liable for the repayment thereof, and (d) provide for total annual payments which, together with the 9% estimated cash distribution to participants, will not exceed $3,510,000. To the extent that such combined requirements are less than $3,510,000, there will be an equivalent reduction in the initial basic Sublease rent. No commitment has yet been obtained for any such mortgage financing and there is, of course, no assurance that it will be available.

5. The purchase contract provides a mortgage alternative, which may be used in lieu of those described above, in that a $6,000,000 first mortgage on the Leasehold can be given to the Seller as part payment of the purchase price. This mortgage would require quarterly payments at the rate of $480,000 per annum, to be applied first to interest at the rate of 6%, and the balance in reduction of principal. It would call for an additional $2,000,000 principal payment at the end of the tenth year. Thereafter, it would continue until December 27, 1976 when the unpaid principal balance of $419,849 would be due. Neither Associates nor the participants would have any personal liability under this mortgage. If this mortgage is used, it will be necessary for Associates to refinance it at the end of the tenth year, when the $2,000,000 principal payment becomes due. The terms of any such refinancing cannot be predicted at this time.

6. If the Sublessee provides a Leasehold Mortgage, it will be accepted by Associates and the trans action will be consummated on that basis. If not, Associates will consider all other financing alternatives available, including the possibility of eliminating any Leasehold Mortgage, in which event it will sell the full amount of $39,000,000 of Participations.

7. Thus, the total amount of Participations that will be sold will be equal to $39,000,000 less the amount of the Leasehold Mortgage, if any. It will not be necessary for Associates to sell all such Participations prior to the closing date. The Seller has agreed that under specified circumstances it will accept Mr. Wien’s note in payment of a portion of the purchase price, not to exceed $10,400,000. The note, which must be guaranteed by Mr. Helmsley to the extent of $1,300,000, will be repayable in four equal monthly installments commencing January 31, 1962 and will bear interest at the rate of 6% per annum. If such note is utilized, it will constitute a capital contribution to Associates by Mr. Wien, and, from time to time after the closing, he may continue to sell Participations in his partnership interest at the original offering price in order to be reimbursed therefor. The note would constitute the personal obligation of Mr. Wien. The participants would have no responsibility for its repayment, and it would not constitute a lien on the property to be owned by Associates.

In addition to Mr. Wien’s note, the partners in Associates may make further cash contributions to the capital of Associates in order to provide a portion of the funds required for the closing. To the extent that they do so, they may continue to sell Participations after the closing date at the original offering price to obtain reimbursement for such contributions.

8. The purchase contract provides for apportionment between Seller and Purchaser of items such as rents, insurance, taxes, wages and salaries and requires the Purchaser to pay for various items of personal property located on the premises. All such costs will be paid by the Sublessee.

9. On the closing date, all present mortgages on the property will be paid so that if a Leasehold Mortgage is given, it will then be the only mortgage thereon.

V.

DESCRIPTION OF THE MASTER LEASE

The following are important provisions of the Master Lease to he held by Associates:

1. The initial term will be 30 years and nine days to January 5, 1992. Associates will have renewal options for four additional 2l-year terms. Renewals are automatic upon the giving of appropriate notice by Associates, and do not require the payment of any additional consideration.

2. The rent during the initial term will be $3,220,000 a year. During the first renewal term the rent will be §1,840,000 a year. During each of the remaining renewal terms, it will be $1,610,000 a year.

3. Associates will be obligated to pay real estate taxes and all other operating and maintenance expenses, to make all necessary repairs, to maintain insurance coverage of various types, and to rebuild or replace the building in the event of fire or other casualty. However, the Sublease will impose upon the Sublessee obligations which in all respects are at least equivalent to those of Associates under the Master Lease.

4. Prudential, as Lessor, will agree to pay 75% of the cost, up to a maximum contribution of $3,750,000, for any capital improvements to the property within four years, provided that three-fourths of such expenditures shall be for the purpose of converting elevators to automatic operation. If such contribution is made by Prudential, additional rent will be payable under the Master Lease. During the remainder of the initial lease term, such additional rent will be 7% to 7.41% of the Prudential contribution, depending on the date such contribution is made. During the first renewal term, any such additional rent will drop to 4% of the Prudential contribution, and during the last three terms it will drop to 3 1/2%.

The Sublessee will have the right to decide whether such capital improvements are to be made, and will pay 25% of the cost thereof. If the improvements are made, additional rent will be payable under the Sublease to provide funds for the increased rent payments to Prudential.

5. Associates may assign the Master Lease at any time upon prior written notice to the Lessor, provided the assignment is to a New York corporation or to a partnership whose principal place of business is in New York County. Upon assumption by the assignee of the obligations of the Master Lease, including any accrued liabilities up to the date of assignment, Associates will be relieved of any future obligation thereunder, but not of those previously accrued.

6. The Master Lessor has agreed to look solely to the partnership property for collection of any judgment which it may recover against Associates. The effect of this agreement is to eliminate personal liability of the participants for lease obligations. (See par. 1 on page 16).

VI.

OPERATION OF THE BUILDING UNDER SUBLEASE

1. Provisions of the Sublease.

(a) The Sublease will be for the same initial term as the Master Lease, less one day. It will have coextensive renewal privileges.

(b) The basic Sublease rent will be as follows:

(i) The annual basic rent during the initial term of the Sublease will be set at a sum sufficient to enable Associates to meet all mortgage requirements, to pay the rent under the Master Lease, to defray all administrative costs, and to make cash distributions to participants from January 1, 1962, at the rate of $900 per $10,000 Participation.

The maximum basic Sublease rent will be $6,830,000 per year, the amount payable if no mortgage is given. The amount of rent payable if a Leasehold Mortgage is given will depend upon the requirements thereof. In any event, the rent, if paid, will provide sufficient funds to Associates to make all of the payments and cash distributions specified above.

(ii) If a Leasehold Mortgage is placed at the time of closing, there will be an automatic reduction in the basic Sublease rent equal to 50% of any reduction or elimination of mortgage charges. In any event, in 1991 there will be a reduction of $690,000 in the basic Sublease rent. This is one-half of the amount by which the Master Lease rent reduces at that time. In the second renewal term, the basic Sublease rent will be further reduced by $115,000 per annum, which is one-half of the amount of the reduction in the annual Master Lease rent at the commencement of the second renewal term. Thereafter, the rental will remain the same.

When each of the foregoing reductions in the basic Sublease rent occurs, additional funds will be available to Associates to the extent of one-half of the decrease in the Master Lease or Leasehold Mortgage or requirements which become effective at that time. If such rent is paid, 94% of such additional funds wilt be paid to participants as increased cash distributions, and 6% to Wien, Lane & Klein as additional payments for supervisory services.

(c) During the initial Sublease term and all renewals the Sublessee will be required to pay, as additional rent, all sums necessary to meet any increased rent requirements imposed under the Master Lease as a result of a contribution by Prudential to the cost of capital improvements to the building. As noted above, the rent payable under the Master Lease on account of such improvements decreases during the first and second renewal terms (see par. 4 on page 12). At such times, there will be a reduction in the Sublease rent equal to 50% of the reduction in the Master Lease rent, and the balance will be available to Associates. 94% of such balance will be distributed pro-rata to the participants, and 6% will be paid to Wien, Lane & Klein.

(d) The Sublessee also will be required to pay as additional rent 50% of the amount of the net operating profit of the building in any year in excess of $1,000,000, after payment of rent, but before income taxes and amortization of any cost attributed to the Sublease. 94% of any such additional rent will be distributed pro-rata to the participants, and 6% will be paid to Wien, Lane & Klein.

(e) The Sublessee will be obligated to pay all real estate taxes and other operating and maintenance costs, to keep the property in good repair, to maintain full insurance coverage, to rebuild in case of fire or other casualty, and to satisfy all obligations of Associates under the Master Lease and Leasehold Mortgage (other than the rent and interest and amortization payments required thereunder).

(f) The Sublessee will have the right to assign the Sublease, provided that the assignee is a New York corporation or a partnership whose principal place of business is in New York County, and that the assignee assumes the past and future liability of the Sublease. Upon any such assignment, the Sub lessee will be relieved of future obligations under the Sublease, but not of those previously accrued.

(g) The Sublessor has agreed to look solely to the assets of the joint venture for collection of any judgment which it may recover against the Sublessee. The effect of this agreement is to eliminate personal liability of the joint venturers for Sublease obligations, although the capital of the joint venture would be subject thereto.

2. The Sublessee. Empire State Building Company is a joint venture among Lawrence A. Wien (25% interest), Harry B. Helmsley (25%), Cargo Despatch, Inc. (37 1/2%), a wholly owned subsidiary of American-Hawaiian Steamship Company, the principal stockholder of which is Mr. D. K. Ludwig, Darien, Connecticut, and Martin Weiner Realty Corporation (12 1/2%), owned by Mr. Martin Weiner, Paterson, New Jersey.

The joint venturers have agreed that Messrs. Wien and Helmsley will control all matters relating to the operation of the building. Mr. Helmsley’s firm, Helmsley-Spear, Inc., will act as managing agents for the building.

Biographical information regarding Mr. Wien appears below. He is a member of various groups which operate major office buildings, including the Equitable Building at 120 Broadway, the Lincoln Building at 60 East 42nd Street, the Garment Capitol Buildings at 498, 500 and 512 Seventh Avenue, and many others in New York City.

Mr. Helmsley has been engaged in all phases of real estate management, brokerage, appraisal and mortgage financing for more than 34 years. Helmsley-Spear, Inc. has been in existence since 1866 and is one of the nation’s largest real estate management and brokerage firms. The firm manages over 110 office buildings in New York City.

VII.

FORMATION OF ASSOCIATES

1. Associates was formed in New York, by a written agreement dated July 11, 1961, for the sole purpose of acquiring the Master Lease on the Empire State Building, to receive the rent under the Sublease and to make the distributions herein described. It does not propose to engage in any other activities or to issue any securities except as set forth in this Prospectus.

2. Under the partnership agreement, the partners will share equally in the profits and losses of the partnership.

3. The partnership will continue until it has disposed of all of its assets. The partnership is not to be interrupted for any other cause, including the death of a partner or assignment of his interest. Provision is made for succession to the interest of a deceased partner.

4. The consent of all partners is required for any sale, transfer, modification or renewal of the Master Lease, the making or modification of any mortgage thereon, the making or modification of any Sublease of the entire property or the disposal of any partnership asset.

VIII.

INFORMATION AS TO PARTNERS IN ASSOCIATES

Mr. Lawrence A. Wien, Newtown Turnpike, Weston, Connecticut, is a graduate of Columbia College and Columbia Law School, and has been practicing law in New York City since 1928. He is the senior partner in the firm of Wien, Lane & Klein. He has specialized in the field of real estate law for over thirty-three years and has been particularly active in creating investments in real property. Such investments include the Hotel Plaza at Fifth Avenue and 59th Street, the Graybar Building at 420 Lexington Avenue, Hotel Taft at Seventh Avenue and 50th Street, the Equitable Building at 120 Broadway, the Lincoln Building at 60 East 42nd Street, the Garment Center Capitol Buildings at 498, 500 and 512 Seventh Avenue, the Fisk Building at 250 West 57th Street, the Rogers Peet Building at 485 Fifth Avenue, and the Bread-Exchange Building at 25 Broad Street, all in New York City; the Warwick Hotel in Philadelphia, Pennsylvania; the Leader Building in Cleveland, Ohio; the Howard Johnson’s Motor Lodge in Springfield, Virginia; the Dyckman Hotel in Minneapolis, Minnesota; the Senator Hotel in Sacramento, California; the Roosevelt and Consolidated Buildings in Los Angeles, California; the Desert Inn in Las Vegas, Nevada; and the Zayre Self-Service Department Stores in Pittsburgh, Pennsylvania, Louisville, Kentucky, and Atlanta, Georgia.

Mr. Henry W. Klein, Sterling Road, Harrison, New York, is a graduate of Cornell University and Harvard Law School, has been a member of the Bar of New York since 1942, and is a partner in the firm of Wien, Lane & Klein.

Mr. Peter L. Malkin, Summit Ridge Road, Stamford, Connecticut, is a graduate of Harvard University and Harvard Law School, has been a member of the Bar of New York since 1958, and is a partner in the firm of Wien, Lane & Klein.

IX.

STATUS OF PURCHASERS OF PARTICIPATIONS

1. Participating Agreements. Each partner in Associates will enter into a Participating Agreement with investors contributing one-third of Associates’ total cash investment.

Each Participating Agreement will create a joint venture among the parties thereto, who will own the particular partner’s one-third interest in Associates in proportion to their respective contributions to its total cost. The Agreements will contain the following provisions:

1. The partner will act as “Agent” for the participants in his partnership interest. The participants will share proportionately in all profits or losses realized by the Agent as a partner in Associates after the effective date of the Participations. Under New York law, one participant may be liable to a person outside the venture for the full amount of any obligation of the Agent as a partner in Associates or any liability of the partnership arising after the effective date of the Participations. However, subject to jurisdictional questions, in such event he would he entitled to demand and receive pro rata contributions from his co-participants. Participants will not be personally liable for any obligations or liabilities of the partnership arising prior to the effective date of the Participations, although the capital contributed by them will be subject to such obligations or liabilities.

With respect to the elimination of personal liability under any Leasehold Mortgage see paragraph 4 on page 10. With respect to the elimination of personal liability under the Master Lease, see paragraph 6 on page 13.

2. The Agent may not agree to sell or transfer the partnership interest or the Master Lease, to make or modify any mortgage thereon, to renew the Master Lease, to make or modify any sublease of the entire premises, to dispose of any partnership asset or to convert the partnership to a trust or other form of ownership, without the consent of all his participants. The Participating Agreement itself may not be modified in any way without such unanimous consent. However, if participants owning 80 per cent of the Agent’s interest consent to any such action, the Agent or his designee shall have the right to purchase the interest of any non-consenting participant at a price equal to the lesser of: (i) its original cost, less any capital repaid thereon as part of the monthly cash distributions or from the proceeds of any newly created mortgage or mortgage refinancing or modification of the Master Lease or (ii), the appraised value of the Participation, determined by independent appraisal. This provision is included to prevent a small minority of participants from interfering with any program desired by the great majority.

3. Except as above limited, the Agent may bind his participants, and the participants will agree to indemnify him proportionately against any liability arising after the Participations become effective, by reason of his acting as Agent. The Agent will incur no personal liability for any action taken by him after the effective date of Participations, except for willful misconduct, gross negligence or any liabilities under the Securities Act of 1933. The partners in Associates are not required to be bonded.

4. The Agent may resign without further liability upon accounting to his successor for all funds he has received. He may be removed by the written direction of participants owning at least three-fourths of the Agent’s interest.

5. If the Agent dies, is removed, resigns or is unable to act, he will be succeeded by one of seven persons named as successors in each agreement, all of whom are members of the firm of Wien, Lane & Klein. If no such designee qualifies, the owners of at least three-fourths of the interest shall select the new Agent.

6. Each joint venture shall continue until it has disposed of its entire interest in Associates. Under the terms of the participating agreement, the joint venture shall not be interrupted for any other cause, including the death of a participant or transfer of his interest.

7. A participant may transfer his Participation in the joint venture to any individual of full age. Any transfer during his lifetime must be of the full Participation owned, unless such Participation exceeds $10,000. In the latter case, the transfer must be in multiples of $5,000, with $10,000 being the minimum Participation that may be transferred. The transferee must accept the transfer in writing, and duplicate originals of the transfer instruments must be filed with the Agent, before the transfer shall be effective.

8. Upon the death of a participant, any individual of full age designated in the decedent’s will or by his executor or administrator may succeed to his interest. If no such individual qualifies within eight months after date of death, the surviving parties to the joint venture may purchase proportionately the interest of the decedent, at its original cost, less any capital repaid thereon.

2. Tax Status of Associates and the Joint Ventures. Paul, Weiss, Rifkind, Wharton & Garrison, tax counsel, have furnished Associates with an opinion that the members of Associates and of the joint ventures to be formed under the Participating Agreements will qualify as partners for Federal income tax purposes. Therefore, each individual member of Associates and each participant will be taxed on his distributive share of the net income, but the net incomes of Associates and the joint ventures will not be taxable as such.

The opinion notes that the Treasury Regulations contain provisions under which partnerships or joint ventures may be taxed on their net income in the same manner as corporations, and the members thereof may be taxed as shareholders. The opinion concludes, however, that Associates and the joint ventures involved herein do not fall within these provisions of the regulations, and therefore will not be taxable as corporations.

3. Tax Treatment of Estimated Cash Distribution to Participants. The following table, which assumes that Associates and the joint ventures will be taxable as partnerships, estimates the aggregate cash income to Associates during the first full calendar year of ownership of the Master Lease. It also shows the portion of such income distributable to participants under the Participating Agreements. The specific terms of the mortgage, if any, that actually may be placed on the Master Lease, are not known at this time. However, for purposes of illustration, the rent income and expenses shown in the table arc based on the assumption that the $13,000,000 mortgage, with requirements of 8 1/2% per annum, which is being sought by the Sublessee, is placed on the Master Lease.

The table and accompanying text below are based on present tax laws and assume that the Sublease will continue in accordance with its terms over all of the years discussed. There is no assurance that the foregoing assumptions necessarily will hold true, but if such rent is paid, Associates and the joint ventures are taxable as partnerships and the present tax laws remain unchanged, the following information is applicable:

ESTIMATED INCOME AND EXPENSES

DURING

FIRST YEAR OF OWNERSHIP

Rent Income		$6,765,000.00
Expenses:
Master Lease rent	$3,220,000.00
Interest on mortgage	837,112.90
Supervisory fees	100,000.00

Total expenses		4,157,112.90

Net income before write-off of leasehold		2,607,887.10
Leasehold, write off over 30 years, 3 1/3 of $39,000,000		1,300,000.00

Net income to participants for Federal income tax purposes		$1,307,887.10

ESTIMATED CASH AVAILABLE FOR DISTRIBUTION

Net income before leasehold write-off (as above)		$2,607,887.10
Less, annual amortization of mortgage		267,887.10

Cash available for distribution
Total:		$2,340,000.00
Per 10,000 Participation		900.00

The estimated cash available for distribution, shown immediately above, will represent both income, and to the extent that the annual write-off of leasehold cost exceeds mortgage amortization, a return of invested capital. That portion which represents a return of invested capital will not be reportable as income for Federal income tax purposes. Deducting the return of invested capital from the original cost, the rate of income from the remaining invested capital increases each year. It should be noted that although each such return of invested capital constitutes a partial reduction of the cost of the investment, and a reduction in the tax bases of the participants, it does not in any way change the proportionate interest of each participant in Associates. Thus, if the Master Lease were sold, each participant would share pro-rata in the proceeds. However, if the proceeds were in excess of the tax basis, capital gains taxes would be payable on such excess.

The following table provides a breakdown on this basis of the estimated cash distribution to the holder of a $10,000 Participation during the first calendar year of ownership of the Master Lease, from January 1, 1962 through December 31, 1962:

Estimated Cash Distribution	Portion Reportable as Ordinary Income	Portion Representing Return of Invested Capital	Percent of Estimated Cash Distribution Reportable as Ordinary Income
$900	$503	$397	55.9%

The breakdown will vary in future years of the initial Master Lease term depending upon the amount paid in reduction of the mortgage. In the second through fifth years of ownership, the portion of the $900 yearly estimated cash distribution constituting reportable income will range from $510 to $534 and the portion representing a return of invested capital will range from $390 to $366. Thereafter the portion of each distribution constituting reportable income will gradually increase. At the expiration of the initial term in 1991, the cost of the Master Lease will have been fully written-off and the full amount of all future cash distributions will be reportable as income.

In the event that a mortgage other than that described at page 16 is placed on the Master Lease, the foregoing breakdown will be inapplicable. The allocation of cash distributions as between reportable income and return of invested capital that will apply in such case is not now ascertainable.

If the transaction is financed without a Leasehold Mortgage, the portion of each $900 yearly estimated cash distribution constituting reportable income in the first through thirtieth years will be $567 and the portion thereof constituting a return of invested capital will be $333.

4. Delivery of Annual Financial Statements. The partners in Associates will provide all participants, at the end of each fiscal year of the partnership, with an annual report, including a Balance Sheet and Profit and Loss Statement of the partnership, prepared and certified by an independent Certified Public Accountant.

X.

REPRESENTATIONS BY REGISTRANT

There is no material litigation presently pending by or against the Registrant. This prospectus does not knowingly omit any material fact or contain any untrue statement of a material fact.

XI.

LEGAL OPINIONS

The legality of the Participations and other matters of New York State law relating to this offering have been passed upon by Wien, Lane & Klein, Esqs., New York, New York. Legal matters in connection with the Securities Act of 1933 have been passed upon by Milton P. Kroll, Esq., of Freedman, Levy, Kroll & Simonds, Washington, D.C. Questions relating to the status for federal income tax purposes of Associates and the joint ventures created under the Participating Agreements have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison, Esqs., New York, New York.

XII.

FINANCIAL STATEMENTS

CERTIFICATE

EMPIRE STATE BUILDING ASSOCIATES

60 East 42nd Street

New York 17, N. Y.

We have examined the balance sheet of Empire State Building Associates and the accompanying note thereto, as of August 22, 1961. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and other auditing procedures as we considered necessary in the circumstances.

In our opinion, the balance sheet and the accompanying note, present fairly the financial position of Empire State Building Associates at August 22, 1961, in conformity with generally accepted accounting principles.

We hereby consent to the inclusion of this certificate in the filing by Empire State Building Associates of its Form S-1, Registration Statement under the Securities Act of 1933.

New York, N. Y. August 22, 1961	DAVID B. JACOBS & COMPANY

EMPIRE STATE BUILDING ASSOCIATES

(A Partnership)

BALANCE SHEET AS OF AUGUST 22, 1961

ASSETS

Deposit made under Agreement dated August 22, 1961 for Purchase of the Empire State Building at 350 Fifth Avenue, New York City, and the Ground Lease of the land underlying said Building	$4,000,000.00

LIABILITIES

Due to Empire State Building Company	$4,000,000.00

NOTE:

The $4,000,000 deposited under the purchase agreement on August 22, 1961 was furnished to Empire State Building Associates by Empire State Building Company. Upon the title closing, Empire State Building Associates will repay to Empire State Building Company the $4,000,000, together with any interest on the deposit received by Empire State Building Associates from Seller under the contract. In the event title does not close under conditions resulting in the forfeiture or the deposit, Associates will have no obligation to repay Company.

AUDITORS’ OPINION

TO EMPIRE STATE BUILDING ASSOCIATES:

We have examined the Summary of Operations of the Empire State Building located at 350 Fifth Avenue, New York, New York, for the five years ended November 30, 1960. During these periods the building was operated by Empire State Building Corporation. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The Summary of Operations indicates net income from operations before deductions for ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes. These items have not been included since they have no historical significance in depicting operations because of changed conditions that will result from the transfer of the property to successor owners.

In our opinion, the aforementioned statement presents fairly the results from operations of the building for the periods indicated before deducting ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes, in conformity with generally accepted accounting principles applied on a consistent basis.

Chicago, Illinois October 9, 1961	DAVID HIMMELBLAU & CO. Certified Public Accountants

EMPIRE STATE BUILDING — NEW YORK, NEW YORK

SUMMARY OF OPERATIONS

	FISCAL YEAR ENDED NOVEMBER 30					(UNAUDITED) NINE MONTHS ENDED AUGUST 31
Gross income:	1956	1957	1958	1959	1960	1960	1961
Rents (including percentage rents and air conditioning)	$9,518,499	$9,796,998	$10,060,028	$10,262,606	$10,577,327	$7,866,635	$8,199,757
Observatory	1,599,577	1,799,630	1,786,527	1,953,413	2,051,600	1,566,125	1,478,134
Sale of electricity	469,843	521,174	530,715	544,185	583,969	422,992	475,603
Antenna license fees and other income	715,517	705,914	735,146	764,528	772,064	568,998	601,602

Total income	$12,303,436	$12,823,716	$13,112,416	$13,524,732	$13,984,960	$10,424,750	$10,755,096

Deduct—Operating expenses:
Real estate tax	$1,843,067	$1,880,250	$1,899,033	$1,942,350	$1,946,566	$1,461,267	$1,453,600
Observatory expenses	505,685	465,483	470,292	441,659	474,269	361,945	333,183
Provision for doubtful accounts	13,275	19,229	48,837	28,783	64,550	22,227	23,177
Repairs and decorating	163,311	253,848	454,537	468,375	424,964	354,408	290,298
Alterations in tenants’ space	547,958	500,078	438,021	515,538	1,066,470	850,907	646,722
All other operating expenses	3,722,265	3,444,963	3,555,817	3,725,360	3,912,271	2,935,960	3,012,906

Total	$6,795,561	$6,563,851	$6,866,537	$7,122,065	$7,889,090	$5,986,714	$5,759,886

Net income from operations of building before ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes	$5,507,875	$6,259,865	$6,245,879	$6,402,667	$6,095,870	$4,438,036	$4,995,210

The unaudited figures for the nine month periods ended August 31, 1960 and 1961 include all adjustments, consisting solely of normal recurring accruals, which the operator considered necessary to a fair presentation of the results for both periods. Such results arc not necessarily indicative of a pro-rata portion of a full year’s operations.

EMPIRE STATE BUILDING ASSOCIATES

Supplement to Prospectus Dated October 31, 1961

1. The transactions described in the Prospectus closed on December 27, 1961, at which time Empire State Building Associates acquired the 114 year Master Lease of the Empire State Building for $39,000,000.

2. $6,000,000 of Associates’ total acquisition cost was represented by the mortgage described at paragraph 5 on page 11 of the Prospectus.

3. The Sublease described in the Prospectus under the caption “Operation of the Building Under Sublease” was executed at the closing. Based on the requirements of the above mortgage, the basic Sublease rent to Associates during the initial Sublease term is $6,770,000 per year.

4. The net operating revenues (before inapplicable items) of the Empire State Building for the 11 months ended October 31, 1961 were $6,302,020, as compared to like revenues of $5,683,634 derived from the property in the comparable period of 1960. Such figures are unaudited and include all adjustments, consisting solely of normal recurring accruals, necessary for a fair statement of the results for such periods.

5. Lawrence A. Wien has made a cash contribution of $1,825,000 to the capital of Associates. In order to obtain reimbursement for a portion of such contribution, he may sell $1,000,000 of Participations hereunder at the original offering price.

Lawco Realty Corporation, a corporation owned by Mr. Wien, members of his family, and partners in his law firm, purchased $10,000,000 of Participations, and Harry B. Helmsley purchased $4,000,000 of Participations. These are not being offered for resale hereunder.

6. $5,000,000 of Participations were purchased by an unaffiliated person, Kirkeby Corporation (“Kirkeby”), a wholly owned subsidiary of Kirkeby-Natus Corporation. The purchase was made under an agreement whereby Mr. Wien has offered to repurchase such Participations at the original sales price, at the rate of $500,000 per month during the period from March 22, 1962 to December 22, 1962. Con versely, even if Kirkeby does not desire to sell such Participations, Mr. Wien has the right to purchase them if he so” desires, at the price and rate above set forth. Mr. Wien’s agreement has been guaranteed by all of the partners in the firm of Wien, Lane & Klein. Neither Associates nor the participants are in any way obligated under this agreement.

Participations purchased by Mr. Wien or anyone designated by him under such agreement may be reoffered hereunder from time to time at the original sales price.

7. Offers for all Participations offered hereby may be accepted from individuals of full age, and from trusts, corporations, firms and other entities. The Participating Agreements will provide for the transfer of Participations, on the terms set forth in paragraph 8 on page 17 of the Prospectus, to trusts, corporations, firms, or other entities, as well as to individuals of full age.

8. It should be noted that the Participating Agreements now will provide that the property shall at no time be operated by Associates. Also, as stated in the Prospectus, the Mortgage and Master Lease expressly eliminate any personal liability thereunder. Accordingly, Associates believes that the possibility of participants incurring personal liability (see paragraph 1 on page 16 of the Prospectus) is extremely remote.

9. The 37 1/2% interest in the Sublessee formerly owned by Cargo Despatch, Inc., now is owned by Parempco Inc., a corporation owned by Mr. Ira Paris of New York City, and other persons, none of whom is affiliated with Associates.

Dated: December 27, 1961

SUPPLEMENT TO PROSPECTUS

OF

EMPIRE STATE BUILDING ASSOCIATES

Dated October 31, 1961

1. Empire State Building Associates completed the purchase of the 114-year Master Lease of the Empire State Building, for the sum of $39,000,000, on December 27, 1961. $6,000,000 of this amount was represented by the purchase money mortgage described at paragraph 5 on Page 11 of the Prospectus.

2. On the same date, the Sublease described on Page 13 of the Prospectus was executed. It provides for a basic rent to Associates from the Sublessee, Empire State Building Company, of $6,770,000 per annum. The rent includes the required payments on the $6,000,000 purchase money mortgage.

3. The net income from operation of the Empire State Building (before leasehold amortization) for the year ended November 30, 1961 (audited) and for the five months ended May 31, 1962 (unaudited), shown in the Summary of Operations which appears on Page 5 of this Supplement, was at a rate in excess of the Sublease rent.

4. The following are the recent rental statistics relating to the property:

(a) The occupancy of the rentable space in the Empire State Building for the calendar year 1961, was 97.1%. The occupancy of the same space on July 15, 1962, was 98.2%. In addition, Empire State Building Company has consolidated the operating offices, so that approximately 17,500 square feet of space will be made newly available for rental by August 15, 1962.

(b) The average rate per square foot for office space during the calendar year 1961 was $6.62. The rate per square foot for such space on July 15, 1962, was $6.99.

(c) The building’s rent roll on July 1, 1961, was $11,070,000. The rent roll on July 1, 1962, was $11,531,000.

(d) On Page 9 of the Prospectus, it was indicated that occupancy of 95% would be required to enable the Sublessee to pay the Sublease rent. Assuming continuation of the average rates shown above and the continuation of expenses and other income at the same rate as during 1961, an occupancy rate of approximately 88.4% is now required for this purpose.

(e) The Observatory income for the five months ended May 31, 1961, was $575,827. Such income for the five months ended May 31, 1962, was $653,710.

(f) Page 9 of the original Prospectus indicates that, as of July 1, 1961, 237 leases would terminate during the remainder of 1961 and 1962. Only 40 leases, for a total of 47,000 square feet, will terminate between July 1, 1962, and the end of 1962. All others have either been renewed, replaced by new tenants, or are reflected in the vacancies indicated in (a) above.

Dated: July 31, 1962

(g) On May 1, 1962 renewal of the lease of Schenley Industries, Ltd. for a period of six years, became effective. The lease covers approximately 137,000 net square feet of space at an annual rental of $874,000. This corporation expects to move to a new building. No assurance can be given as to the ability of the Sublessee to relet such space. If Schenley vacates its premises before December 1, 1962, it will pay a cancellation penalty of $375,000. If it vacates its premises between December 1, 1962 and January 31, 1963, the penalty will be $875,000. If it vacates after January 31, 1963 and before June 1, 1963, the penalty will be $1,125,000. If it does not vacate by May 31, 1963, it will remain liable for the full six-year term. When Schenley vacates the Sublessee plans substantial modernization and renovation of such space, including air-conditioning. While no precise estimate of the cost of such modernization and renovation can be made at this time, it will probably exceed the cancellation penalty. Such excess cost will be defrayed out of operating profits, or if such profits are insufficient, will require a capital expenditure by the Sublessee.

(h) The real estate tax assessment for the 1962-63 tax year has been fixed at $55,000,000, an increase of $9,000,000 over the previous year. At the tax rate for 1962-63 this will result in increased real estate taxes of $415,600 over the taxes paid for the 1961-62 tax year. This increase in assessment is being protested by Empire State Building Company. However, if the assessment is not reduced as a result of such protest, approximately 90% of the tax increase will be recovered from tenants through the operation of escalator clauses in existing leases. These additional payments which may be required from Tenants, amounting to approximately 3% of the current rent roll, may adversely affect the future rentals which can be obtained by the Sublessee from, as well as its ability to rent, the space covered by such escalator clauses.

5. Offers for all Participations offered hereby may be accepted from individuals of full age, and from trusts, corporations, firms and other entities. The Participating Agreements allow the transfer of Participations, on the terms set forth in Paragraph 7 on Page 17 of the Prospectus, to trusts, corporations, firms, or other entities, as well as to individuals of full age.

6. It should be noted that the Participating Agreements provide that the property shall at no time be operated by Associates. Also, as stated in the Prospectus, the Mortgage and Master Lease expressly eliminate any personal liability thereunder. Accordingly, Associates believes that the possibility of Participants incurring personal liability (see Paragraph 1 on Page 16 of the Prospectus) is extremely remote.

7. As of the date of this supplement $23,632,500 of Participations have been sold, exclusive of those being offered hereby. Lawrence A. Wien, individually, or through Lawco Realty Corporation, a corporation controlled by him, or through his designees, may offer, at the original offering price, up to $9,367,500 of Participations. This amount would include $2,500,000 of Participations which Mr. Wien has agreed to repurchase at the original offering price from Kirkeby Corporation (“Kirkeby”), an unaffiliated person, and $1,030,000 of Participations which he has agreed to purchase at the original offering price from Harry B. Helmsley. Kirkeby originally acquired $5,000,000 of Participations, of which $2,500,000 have been repurchased by Mr. Wien at the rate of $500,000 a month beginning March 22, 1962. The remaining $2,500,000 will similarly be repurchased at $500,000 a month through December 22, 1962. Mr. Wien, Lawco Realty Corporation, such designees and Mr. Helmsley may be deemed to be “underwriters,” to the extent of sales made by them hereunder.

2

8. The 37 1/2% interest in the Sublessee formerly owned by Cargo Despatch, Inc., now is owned by Parempco Inc., a corporation owned by Mr. Ira Paris of New York City, and other persons, none of whom is affiliated with Associates.

3

FINANCIAL STATEMENTS

Auditors’ Opinion

TO EMPIRE STATE BUILDING ASSOCIATES:

We have examined the Summary of Operations of the Empire State Building, located at 350 Fifth Avenue, New York, New York, for the year ended November 30, 1961. During this period the building was operated by Empire State Building Corporation. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The Summary of Operations indicates net income from operations before deduction for ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes. These items have not been included since they have no historical significance in depicting operations because of changed conditions resulting from the transfer of the property to successor owners.

In our opinion, the aforementioned statement presents fairly the results from operations of the building for the year ended November 30, 1961 indicated before deducting ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes, in conformity with generally accepted accounting principles applied on a consistent basis.

Chicago, Illinois July 18, 1962	DAVID HIMMELBLAU & CO. Certified Public Accountants

4

EMPIRE STATE BUILDING — NEW YORK, NEW YORK

SUMMARY OF OPERATIONS

	FISCAL YEAR ENDED NOVEMBER 30, 1961	(UNAUDITED) FIVE MONTHS ENDED MAY 31
		1961	1962
Gross income:
Rents (including percentage rents and air conditioning)	$11,002,782	$4,558,220	$4,761,725
Observatory	1,945,157	575,827	653,710
Sale of electricity	652,847	256,963	344,229
Antenna license fees and other income	836,760	334,051	376,029

Total income	$14,437,546	$5,725,061	$6,135,693

Deduct—Operating expenses:
Real estate tax	$1,935,450	$808,833	$803,083
Observatory expenses	450,140	164,223	186,317
Provision for doubtful accounts	39,481	12,837	—
Repairs and decorating	377,660	119,226	126,389
Alterations in tenants’ space	774,485	320,606	167,804
All other operating expenses	4,064,852	1,652,380	1,792,955

Total	$7,642,068	$3,078,105	$3,076,548

Net income from operations of building before ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes	$6,795,478	$2,646,956	$3,059,145

NOTES RELATING TO SUMMARY OF OPERATIONS FOR

5-MONTHS’ PERIODS ENDED MAY 31, 1961 AND MAY 31, 1962

The unaudited figures for the five-month periods ended May 31, 1961 and 1962 include all adjustments, consisting solely of normal recurring accruals, which the operator considered necessary to a fair presentation of the results for both periods. Such results are not necessarily indicative of a pro-rata portion of a full year’s operations.

Operations for all periods shown prior to January 1, 1962 were conducted by Empire State Building Corporation. On December 27, 1961, the sublease to Empire State Building Company went into effect, and the results of operations for the five-month period ended May 31, 1962 are those of Empire State Building Company. Associates have been unable to obtain a summary of operations for the month of December, 1961 from Empire State Building Corporation, the former operator.

Rent payable by Empire State Building Company to Empire State Building Associates for the five-month period ended May 31, 1962 was in the aggregate amount of $2,782,150.

5

Accountant’s Opinion

EMPIRE STATE BUILDING ASSOCIATES 60 East 42nd Street New York 17, N. Y.	July 31, 1962

We have examined Balance Sheet and Statement of Capital of Empire State Building Associates as of May 31, 1962 and the related Statements of Income for the fiscal periods July 11, 1961 to December 31, 1961 and January 1, 1962 to May 31, 1962. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying Balance Sheet and the related Statements of Income and of Capital present fairly your financial position on May 31, 1962 and the results of operations for the fiscal periods July 11, 1961 to December 31, 1961 and January 1, 1962 to May 31, 1962, in conformity with generally accepted accounting principles applied on a consistent basis.

We hereby consent to the inclusion of this certificate in the filing by Empire State Building Associates of its Amended Form S-1, Registration Statement under the Securities Act of 1933.

JACOBS, EVALL, HIRSON & HONIG
Certified Public Accountants

6

EMPIRE STATE BUILDING ASSOCIATES

BALANCE SHEET—MAY 31, 1962

ASSETS

Current Assets:
Cash in The Chase Manhattan Bank	$		$80,000.05
Prepaid rent			34,623.65

Total Current Assets			$114,623.70
Leasehold on Empire State Building, New York City		39,000,000.00
Less: Accumulated amortization on leasehold		557,236.24	38,442,763.76

Total Assets			$38,557,387.46

LIABILITIES

Current Liabilities:
Accrued interest on mortgage	$		$63,268.99
Installments payable on 6% leasehold mortgage within one year			124,568.01
Rent received in advance			72,795.70

Total Current Liabilities			$260,632.70
Noncurrent Liability:
6% leasehold mortgage, maturing December 27, 1976		5,970,000.00
Less: Installments payable within one year		124,568.01	5,845,431.99

Capital, May 31, 1962			32,451,322.77

Total Liabilities and Capital			$38,557,387.46

7

EMPIRE STATE BUILDING ASSOCIATES

STATEMENT OF INCOME

	JULY 11, 1961 TO DECEMBER 31, 1961		JANUARY 1, 1962 TO MAY 31, 1962
	(SEE NOTE)
Rent income		$43,790.32		$2,782,150.55
Expenses:
Leasehold rent	$38,951.61		$1,345,994.61
Interest on mortagage	4,838.71		148,430.28
Legal and accounting fees	—		41,666.65

		43,790.32		1,536,091.54

Net income before amortization of leasehold		—		1,246,059.01
Amortization of leasehold		16,014.24		541,222.00

Net loss, July 11, 1961 to December 31, 1961		$16,014.24

Net income, January 1, 1962 to May 31, 1962				$704,837.01

Note:

The period July 11, 1961 to December 31, 1961 includes income and expenses only from December 27, 1961, the date on which the leasehold was acquired.

STATEMENT OF CAPITAL

MAY 31, 1962

Net Loss, July 11, 1961 to December 31, 1961 (after amortization of leasehold in the amount of $16,014.24)		$16,014.24
Capital Contributions, January 1, 1962		33,000,000.00

Net Income, January 1, 1962 to May 31, 1962 (after amortization of leasehold in the amount of $541,222.00)	$704,837.01	32,983,985.76
Less: Distributions to partners, January 1, 1962 to May 31, 1962*	1,237,500.00

		532,662.99

Capital, May 31, 1962		$32,451,322.77

*	Distributions to partners of $1,237,500.00 (amounting to $375.00 per $10,000 Participation) during the period January 1, 1962 to May 31, 1962 consist of distributions of cash generated from operations of the partnership. Net income before amortization of leasehold for the period January 1, 1962 to May 31, 1962 was $1,246,059.01.

8

SUPPLEMENT TO PROSPECTUS

OF

EMPIRE STATE BUILDING ASSOCIATES

Dated October 31, 1961

1. Empire State Building Associates completed the purchase of the 114-year Master Lease of the Empire State Building for the sum of $39,000,000 on December 27, 1961. $6,000,000 of this amount was represented by the purchase money mortgage, described at paragraph 5 on Page 11 of the Prospectus. As of April 1, 1963, the principal balance of this mortgage had been reduced to approximately $5,845,500.

2. On December 27, 1961, the Sublease described on Page 13 of the Prospectus was executed. It provides for a basic rent to Associates from the Sublessee, Empire State Building Company, of $6,770,000 per annum. This rent includes the required payments on the purchase money mortgage.

3. The net income from operations of the Empire State Building (before leasehold amortization) for the year ended November 30, 1961, and for the first full year of operation by Empire State Building Company which ended December 31, 1962, was at a rate in excess of the Sublease rent. (See the Summary of Operations which appears on Page 6 of this Supplement.)

4. The income and expenses shown on the Summary of Operations do not necessarily reflect the current or future operations of the building. There has been a substantial increase in the average rate per square foot for office space. However, vacancies are presently higher than they have been, primarily because of the removal on December 1, 1962 by Schenley industries (see par. 6 below). As of April 15, rents which will be collectible under leases in existence were at an annual rate approximately $130,000 below rent collections for 1962.

Real estate taxes during 1963 will be approximately $215,000 higher than in 1962. Escalator clauses in existing leases will offset approximately $100,000 of this increase through additional rent. In addition, an expense of $165,000 incurred in 1962 for cleaning and painting the exterior of the building will not be incurred in 1963. Finally, the annual rate for payroll and contract labor costs as of April, 1963 was approximately $400,000 less than the annual rate for such costs during 1962.

Giving effect to these variations in income and costs, net operating income for the building remains at a rate in excess of the Sublease rent.

5. The Sublessee has determined that conversion of the building elevators to automatic operation is feasible (see page 8 of the Prospectus). Accordingly, it has entered into contracts for conversion of 58 of the elevators to automatic operation at a cost of approximately $1,700,000 (see page 8 of the Prospectus.). The conversion of 48 of the elevators is to be completed prior to December 1, 1965 and the balance will be completed prior to July 1, 1968. Associates has been advised by the Sublessee that the estimated annual payroll savings upon completion of the installation of the automatic elevators will approximate $580,000 a year. The net saving in operating costs after deducting the cost of financing the installation, either by an increase in rents pursuant to arrangements with Prudential described in Paragraph 4 on page 12 of the Prospectus or through other financing arrangements which may be made by the Sublessee, will approximate $375,000 a year.

Dated: July 31, 1962

6. The following are recent rental statistics for the building:

(a) Occupancy rates in 1961 and 1962 were 97.1% and 96.2% respectively. On April 15, 1963, the occupancy rate was 90.5%. This reduction is principally due to the termination of the lease of Schenley Industries, Ltd. covering approximately 137,000 square feet at an annual rental of $874,000. The lease with Schenley Industries contained a provision giving the tenant the right to terminate its lease on or before December 1, 1962 upon payment of a cancellation penalty of $375,000. This right was exercised by Schenley. $60,000 of the penalty was payable in 1962 and the balance of $315,000 will be received during the current year.

Upon termination of the Schenley lease, a program of renovation of the space was undertaken. Central airconditioning has now been installed in the entire area and the space now is being offered for rental. Additional renovations will be undertaken as and when new leases are made. No precise estimate of the cost of the remaining work can be made at this time, since the nature and extent thereof will depend upon the terms of the new leases.

(b) The average rate per square foot for office space was $6.62 in 1961 and $6.99 as of July 15, 1962. The average rate per square foot for such space on April 15, 1963 was $7.21.

(c) On page 9 of the Prospectus it was estimated that occupancy of 95% would be required to enable the Sublessee to pay the Sublease rent. Assuming continuation of the average rate              and the continuation of expenses and other income at the same rate as 1962 (except for the              adjustments reflected in sub-paragraph 4 above), an occupancy rate of approximately 86.8% is now required for this purpose.

(d) On April 15, 1963, the following lease expiration schedule applied:

Year	Number of Leases Expiring	Square Foot Area	Annual Rental of Expiring Leases	Percentage of Gross Annual Rentals of Expiring Leases
1963 (from 4/15)	132	145,296	$933,768	8.27
1964	175	181,371	1,239,555	10.98
1965	236	299,458	2,216,984	19.64
1966	148	281,907	1,941,465	17.20
1967	160	254,668	1,843,250	16.33
1968	105	179,988	1,377,513	12.20
1969	20	88,254	542,367	4.80
1970	9	42,321	349,850	3.10
1971	3	33,185	256,446	2.27
1972	6	20,865	218,195	1.93
1973	4	44,872	289,150	2.56

2

Year	Number of Leases Expiring	Square Foot Area	Annual Rental of Expiring Leases	Percentage of Gross Annual Rentals of Expiring Leases
1974	1	6,752	55,000	.49
Statutory	3	3,847	21,233	.19
Month to month	3	2,533	4,501	.04

	1.005	1,585,317	$11,289,280	100.00
Total Vacant		167,440

		1,752,757

7. Offers for the Participations may be accepted from individuals of full age, and from trusts, corporations, firms and other entities. The Participating Agreements allow the transfer of Participations, on the terms set forth in paragraph 7 on page 17 of the Prospectus, to trusts, corporations, firms, or other entities, as well as to individuals of full age.

8. Reference is made to the discussion of personal liability of Participants contained in paragraph 1 on page 16 of the Prospectus. It should be noted that the Participating Agreements provide that the property shall at no time be operated by Associates. Also, as stated in the Prospectus, the Mortgage and Master Lease expressly eliminate any personal liability thereunder. Accordingly, Associates believes that the possibility of Participants incurring personal liability is extremely remote.

9. As of April l5, 1963 $26,620,000 of Participations have been sold, exclusive of those being offered hereby. Lawrence A. Wien, individually, or through his designees, may offer, at the original offering price, up to $6,380,000 of Participations. Approximately $4,000.000, of these Participations are presently owned by unaffiliated persons, who have options to sell them to Mr. Wien at their original offering price. If these options are exercised, the Participations repurchased by Mr. Wien may be offered hereunder. The Participations being offered also include $400,000 of Participations which Mr. Wien has agreed to repurchase at their original offering price from Mr. Harry B. Helmsley. Mr. Wien, his designees and Mr. Helmsley may be deemed to be “underwriters” to the extent of sales made by them hereunder.

10. The entire interest in the Sublessee now is owned by Lawrence A. Wien (43 3/4%), Harry B. Helmsley (43 3/4%), and Martin Weiner Realty Corporation (12 1/2%).

3

FINANCIAL STATEMENTS

Auditors’ Opinions

TO EMPIRE STATE BUILDING ASSOCIATES:

We have examined the Summary of Operations of the Empire State Building, located at 350 Fifth Avenue, New York, New York, for the year ended November 30, 1961. During this period the building was operated by Empire State Building Corporation. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The Summary of Operations indicates net income from operations before deduction for ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes. These items have not been included since they have no historical significance in depicting operations because of changed conditions resulting from the transfer of the property to successor owners.

In our opinion, the aforementioned statement presents fairly the results from operations of the building for the year ended November 30, 1961 indicated before deducting ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes, in conformity with generally accepted accounting principles applied on a consistent basis.

Chicago, Illinois July 18, 1962	DAVID HIMMELBLAU & CO. Certified Public Accountants

4

EMPIRE STATE BUILDING ASSOCIATES

60 East 42nd Street

New York, New York

We have examined the summary of operations of the Empire State Building, located at 350 Fifth Avenue, New York, New York, for the year ended December 31, 1962. During this period, the building was operated by Empire State Building Company. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The summary of operations indicates net income from operations before deduction for interest and depreciation of furniture, fixtures and improvements. The amount of interest and depreciation of furniture, fixtures and improvements has not been included for the year ended December 31, 1962 since it was not deemed significant in determining whether the results of operations have been sufficient to cover the rent payable to the Empire State Building Associates.

In our opinion, the aforementioned statement presents fairly the results of operation of the building for the year ended December 31, 1962, before deducting interest and depreciation of furniture, fixtures and improvements, in conformity with generally accepted accounting principles applied on a consistent basis.

New York, New York February 1, 1963	JACOBSON, GREENFELD & LAVENTHOL. KREKSTEIN & CO. Certified Public Accountants

5

EMPIRE STATE BUILDING—NEW YORK, NEW YORK

SUMMARY OF OPERATIONS

	FISCAL YEAR ENDED NOVEMBER 30, 1961	FISCAL YEAR ENDED DECEMBER 31, 1962
Gross income:
Rents (including percentage rents and air conditioning)	$11,002,782		$11,469,523
Observatory	1,945,157		2,168,224
Sale of electricity	652,847		810,116
Antenna license fees and other income	836,760		969,565

Total Income	$14,437,546		$15,417,428

Deduct—Operating expenses:
Real estate tax	$1,935,450	$
Observatory expenses	450,140		476,217
Provision for doubtful accounts	39,481		32,469
Repairs and decorating	377,660		707,700
Alterations in tenants’ space	774,485		803,883
Management fees			90,000
Service contract fees			1,221,745
All other operating expenses	4,064,852		3,132,004

Total	$7,642,068		$8,598,218

Net income from operations of building before ground rent, interest, financial income and expenses, depreciation, amortization, corporate expenses and provisions for federal income and state franchise taxes	$6,795,478

Net income from operations of building before rent, interest, and depreciation of furniture, fixtures and improvements			$6,819,210
Deduct—Rent			6,731,317

Net income from operations of building before interest and depreciation of furniture, fixtures and improvements			$87,893

Note: Operations for all periods shown prior to January 1, 1962 were conducted by Empire State Building Corporation. On December 27, 1961 the sublease to Empire State Building Company went into effect, and the results of operations for the twelve months ended December 31, 1962 are those of Empire State Building Company. Associates have been unable to obtain a summary of operations for the month of December, 1961 from Empire State Building Corporation, the former operator.

The amount of interest and depreciation of furniture, fixtures and improvements has not been included for the year ended December 31, 1962 since it was not seemed significant in determining whether the results of operations have been sufficient to cover the rent payable to the Empire State Building Associates. Interest expense during 1962 was incurred in connection with funds borrowed for working capital.

Commencing January 1, 1963 the rent payable was at the rate of $6,770,000 per annum.

Reference is made to page 24 of the Prospectus for a summary of operations for prior years.

6

EMPIRE STATE BUILDING ASSOCIATES 60 East 42nd Street New York 17, N. Y.	May 15, 1963

We have examined the Balance Sheet of Empire State Building Associates as of December 31, 1962 and the related Statements of Income and of Capital for the year January 1, 1962 to December 31, 1962. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying Balance Sheet and the related Statements of Income and of Capital present fairly your financial position on December 31, 1962 and the results of operations for the period January 1, 1962 to December 31, 1962, in conformity with generally accepted accounting principles applied on a consistent basis.

We hereby consent to the inclusion of this certificate in the filing by Empire State Building Associates of its Amended Form S-1, Registration Statement under the Securities Act of 1933.

JACOBS, EVALL, HIRSON & HONIG

Certified Public Accountants

7

EMPIRE STATE BUILDING ASSOCIATES

BALANCE SHEET—DECEMBER 31, 1962

ASSETS

Current Assets:
Cash in The Chase Manhattan Bank	$		$247,500.08
Prepaid rent			38,951.61

Total Current Assets			$286,451.69
Leasehold on Empire State Building, New York City (at cost)		39,000,000.00
Less: Accumulated amortization on leasehold*		1,314,947.04	37,685,052.96

Total Assets			$37,971,504.65

LIABILITIES

Current Liabilities:
Accrued interest on mortgage	$		$4,739.70
Installments payable on 6% leasehold mortgage within one year			130,258.08

Total Current Liabilities			$134,997.78
Noncurrent Liability:
6% leasehold mortgage, maturing December 27, 1976**		5,877,272.90
Less: Installments payable within one year		130,258.08	5,747,014.82

Capital, December 31, 1962			32,089,492.05

Total Liabilities and Capital			$37,971,504.65

*	The cost of the leasehold is being amortized on the straight line method over the period of 30 years and 9 days, the initial term of the master lease.
**	Principal payments falling due in the first five calendar years following the date of the Balance Sheet are, in chronological order:

Year Ending December 31, 1963	$130,258.08
Year Ending December 31, 1964	138,281.17
Year Ending December 31, 1965	146,734.75
Year Ending December 31, 1966	155,738.92
Year Ending December 31, 1967	165,295.61

As noted on page 11 or the Prospectus, an additional principal payment of $2,000.000, will be payable on December 27, 1971.

8

EMPIRE STATE BUILDING ASSOCIATES

STATEMENT OF INCOME

JANUARY 1, 1962 TO DECEMBER 31, 1962

Rent income		$6,804,112.94
Expenses:
Leasehold rent	$3,219,999.96
Interest on mortgage	357,173.89
Legal and accounting fees	100,000.00

		3,677,173.85

Net income before amortization of leasehold		$3,126,939.09
Amortization of leasehold		1,298.932.80

Net income, January 1, 1962 to December 31, 1962		$1,828,006.29

EMPIRE STATE BUILDING ASSOCIATES

STATEMENT OF CAPITAL

JANUARY 1, 1962 TO DECEMBER 31, 1962

Capital, January 1, 1962		$32,983,985.76
Net Income, January 1, 1962 to December 31, 1962 (after amortization of leasehold in the amount of $1,298,932.80)	$1,828,006.29
Less: Distributions to partners, January 1, 1962 to December 31, 1962*	2,722,500.00	894,493.71

Capital, December 31. 1962		$32,089,492.05

*	Distributions to partners during the year 1962 in the sum of $2,722,500 consist of 11 monthly distributions at the rate of $247,500 each, from February 1, 1962 through December 1, 1962. The distribution of December, 1962 income was included in the 12th monthly distribution on January 1, 1963 in the sum of $247,500. Accordingly total distributions applicable to profit for the year 1962 amounted, to $2,970,000. The distributions totalling $2,970,000 were made from cash generated by rental income after payments in reduction of principal on the leasehold mortgage. Thus, from net income before leasehold amortization, in the sum of $3,126,939.09 principal payments in reduction of the leasehold mortgage were made in the sum of $122,727,10. The balance of net income before leasehold amortization in the sum of $3,004,211.99 was available for the 12 distributions totalling $2,970.000. The distributions of $2,970,000 represent distributions at the rate of $900 on each $10,000 participation. The distributions of $900 included reportable income in the sum of $554, and return of capital in the sum of $346.

9

P R O S P E C T U S

Fisk Building

710 PARTICIPATIONS

in

Joint Venturers’ Undivided Interests

in

250 WEST 57th ST. ASSOCIATES*

Price $5,000.00 Per Participation

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discounts or Commissions**	Proceeds to Registrant***
Total	$3,550,000	None	$3,550,000
Per unit	5,000	None	5,000

*	The members of Associates, each of whom is a Co-issuer and Co-registrant, are listed at page 3.
**	As to remuneration and the interest of certain members of Associates in the transactions described herein see page 11.
***	Before deduction of the expenses of offering estimated at $63,000.

The date of this Prospectus is July 16, 1953.

1

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by 250 West 57th St. Associates or by any of the Co-Issuers.

REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission, Washington, D. C., with respect to the 710 Participations offered hereunder.

2

This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted or included in condensed form as permitted by the Rules and Regulations of the Commission. Statements contained herein as to the contents of any contract or other document are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

Copies of the Registration Statement may be obtained from the Commission on payment of the prescribed charges.

250 WEST 57th ST. ASSOCIATES

NATURE OF THE OFFERING

250 West 57th St. ASSOCIATES (“Associates”) is a joint venture organized by Lawrence A. Wien, Harry E. Helmsley, Irving Schneider, Bernard T. Hein, Henry W. Klein, Alvin S. Lane, William F. Purcell, Leo Greenstein, Frank N. Robinson, and J. Herbert Leder (“Senior Venturers”). Associates proposes to buy the land and building at 250-264 West 57th Street, New York City (“Fisk Building”) under contracts providing for a total purchase price of $7,000,000, of which $3,500,000 is to be paid in cash and the balance by taking the premises subject to a first mortgage of $3,500,000. A deposit of $350,000 has been advanced on behalf of the Senior Venturers under the purchase contracts, and title to the property will be taken and held in their names.

Associates will not manage or operate the property. Upon the purchase, a 25-year net lease of the entire premises, renewable for a like term, will be made with Fisk Building Associates (“FBA”), a partnership comprised of Lawrence A. Wien and Harry B. Helmsley. FBA will pay $20,000 for the lease, will agree to pay a minimum annual net rent of $650,750 for the first year and $692,000 yearly thereafter, and will defray all operating and maintenance expenses, other than mortgage interest and amortization. The lease will not be cancellable for a period of three years, but can be surrendered thereafter on sixty days’ notice to Associates.

Each of the ten Senior Venturers will contribute at least $5,000 to the cost of the property and, in addition, is offering by this Prospectus a maximum of 71 Participations in his interest in Associates at a unit price of $5,000. The purchaser of each Participation will own a proportionate part of the Senior Venturer’s undivided interest in the property, and will share proportionately in the profits and losses arising from such ownership.

The net proceeds from the sale of Participations, after deduction of the expenses of this offering, will be used to pay the balance due under the purchase contracts, to defray costs incident to the acquisition of title, and to reimburse the Senior Venturers for a portion of deposits advanced.

Reference is made to the appropriate headings of this Prospectus for a more complete description of the foregoing matters. Information as to the rights and obligations of purchasers of Participations will be found at page 7; as to the federal income tax status of the joint ventures at page 8; as to the operating history of the building under its present ownership at page 14; and as to the estimated cash income to be received for distribution among the participants at page 9.

3

THE FISK BUILDING

The Fisk Building is Nos. 250-64 West 57th Street, 1767-69 Broadway and 956-62 Eighth Avenue, New York City, located on the south side blockfront of 57th Street between Broadway and Eighth Avenue. The size of the plot is approximately 22,156 sq.ft., with a frontage of 240‘11 1/2” on 57th Street, 54‘3 1/4” on Broadway and 100‘5” on Eighth Avenue. The building itself contains approximately 5,922,968 cu.ft., with a present net rentable area of approximately 354,888 sq.ft.

The building was erected in 1921, and is a 26-story, fireproof store and office building of structural steel construction, with basement. It contains 13 Otis electric elevators, 12 passenger and 1 freight.

Since 1949, in excess of $1,000,000 has been expended on improvements to the building, including modernization of entrance, corridors and halls, elevator cab conversion, conversion of heating system from coal to oil, renovation of store space and store fronts, installation of chilled water risers, 500 ton Carrier compressor and Phillips recirculating cooling tower for air conditioning purposes, construction, painting, etc.

The current assessed valuation of the premises is $5,000,000, of which $1,500,000 is allotted to the land and $3,500,000 to the building.

The ground floor and basement are occupied by a branch of a leading New York City commercial bank, a large restaurant and cafeteria, a national chain drug store and several other stores. The tenants occupying the 2nd to 26th floors are mainly insurance companies, executive and sales offices of automobile and other manufacturing companies, domestic and foreign governmental agencies, advertising agencies, law firms and accounting firms.

On May 11, 1953, the building was fully rented. The average percentage of occupancy on a square foot basis during the past four years was:

1949-50	1950-51	1951-52	1952-53
99.82	99.32	99.96	99.70

There follows a summary of other essential rental statistics regarding the building, computed as of May 11, 1953, and information as to lease expirations is set forth in the Appendix hereto.

Gross rentable area in building		384,517 sq. ft.
Area used for public corridors	28,302 sq. ft.
Area reserved for building use	1,327 sq. ft.	29,629 sq. ft.

Present net rentable area		354,888 sq. ft.
Vacancies		none
Total rented area		354,888 sq. ft.

4

* Total rent from rented area			$1,214,184.21	p.a.
** Present average rent rate—approximately	$3.421	per sq. ft. p.a.
*** Total number of rented units of space	219
Total number of rented units under lease	156

**** Number of rented units occupied by statutory tenants	63
Area occupied by statutory tenants (representing about 13.67% of total rented area)			48,511	sq. ft.
Rent paid by statutory tenants (representing about 12.38% of total rent)			$150,335.54	p.a.
Present average rent rate of statutory tenants—approximately	$3.099	per sq. ft.

FORMATION OF ASSOCIATES

Associates was formed as a joint venture in the State of New York by an agreement (“Primary Agreement”), dated May 25, 1953, among the ten Senior Venturers, each of whom is a co-issuer and co-registrant hereunder. It was organized for the sole purpose of purchasing and leasing the Fisk Building.

The Senior Venturers have obtained a written assignment of the contracts for the purchase of the property, which were executed on May 11, 1953 by Lawrence A. Wien, and have assumed in writing his obligations thereunder. They are to reimburse Mr. Wien for the aggregate deposit of $350,000 which he has made under the contracts, and will each contribute $35,000 for this purpose.

The Primary Agreement provides that Associates will conclude the purchase of the Fisk Building and that title will be taken in the names of the Senior Venturers, each of whom will own a 1/10th undivided fractional interest in the property. All profits and losses arising from such ownership are to be shared equally among them. Provision also is made therein for the execution of the net lease of the entire premises to FBA. Under the Primary Agreement, the property, once acquired, cannot be sold or mortgaged, the said lease modified, or a new lease of the entire premises made, without the approval of the persons owning at least three-fourths of the property.

In the event that any Senior Venturer dies, appropriate provision is made for succession to his interest by a designee, or through the purchase of such interest by the remaining Senior Venturers if no designated successor qualifies within a six month period.

*	Not including estimated overage for this year of approximately $50,000 from store tenants on ground floor and in basement under percentage leases, which estimate is based upon experience under these Teases in the past year.
**	The store tenants occupy 32,631 sq ft. and pay a basic rental of $115,059.92 p.a., together with an estimated overage of $50,000 as described above. The present average rent rate of store tenants, not including the $50,000 overage, is approximately $3.526 per sq. ft., and including the $50,000 overage is $5.058 per sq. ft. The present average rent rate for the 2nd floor to the 26th floor is $3.411 per sq. ft.
***	As distinguished from the total number of tenants—since some tenants occupy space in various parts of the building, the number of individual tenants is actually less than the number of units of space presently rented.
****	The term “statutory tenants” is here used to designate those tenants who continue to occupy their premises after the expiration of their leases and only by virtue of the provisions of the New York State Emergency Commercial and Business Space Rent Control Laws.

5

The operation of the Primary Agreement is to be supervised by Wien, Lane, Klein & Purcell, 350 Fifth Ave., New York City, who will maintain all requisite books and records. For such services they will be paid at the rate of $20,000 per year, inclusive of all regular accounting costs and disbursements (including reimbursement to the various Senior Venturers for any out-of-pocket expenses they may actually incur in connection with their duties as Agents for the participants in their interests).

By a separate Memorandum of Agreement, dated June 9, 1953, the Senior Venturers have agreed to offer Participations in their respective interests and to enter into identical joint venture agreements with the purchasers thereof, as more fully related under “Sale of Participations”.

The rent received by Associates from FBA, after deducting amounts necessary for mortgage requirements and for administrative expenses as aforesaid, will be distributed monthly by the Senior Venturers among the purchasers of the Participations offered hereunder in proportion to their relative interests.

TERMS OF ACQUISITION OF THE FISK BUILDING

The Fisk Building is to be purchased by Associates pursuant to separate contracts entered into on May 11, 1953, between Lawrence A. Wien and the several present owners of various undivided fractional interests in the property. None of the present owners is affiliated with any of the Senior Venturers.

On June 9, 1953, Mr. Wien validly assigned the contracts to the Senior Venturers, who have all of the rights and obligations as purchaser thereunder.

Record title to the property now is held by nominees for the present owners. Under the purchase contracts, each of the present owners has engaged to cause title to his interest to be conveyed to the purchaser. Each contract expressly provides that unless the purchaser acquires at the closing all of the interest of all of the owners, so as to convey the entire legal and equitable title to the premises, the purchaser may terminate the contract. In such event, all deposits will be returned and the purchaser will be reimbursed for reasonable expenses of title examination. The purchaser’s right is reserved, however, to elect to seek compensatory damages for any such breach or to bring an appropriate action for specific performance to the extent necessary to obtain full title, with reimbursement for reasonable attorneys’ fees, if successful.

The contracts provide for an aggregate purchase price of $7,000,000 (plus or minus closing adjustments) payable as follows: $350,000 upon execution of the contracts, which sum has been advanced by Associates; $3,150,000 to be paid in cash upon delivery of the deeds; and the balance by taking the premises subject to a first mortgage thereon, in the principal amount of $3,500,000, held by The Seamen’s Bank for Savings in the City of New York.

The mortgage bears interest at the rate of 4 1/2% per annum from May 10, 1953, payable monthly beginning June 1, 1953. No payments on account of principal are required until April 1, 1954. On that date, and monthly thereafter, constant installments of $20,000 each must be paid, to be applied first to interest at the above rate and then in reduction of principal. The mortgage matures on October 4, 1964, at which time it will be necessary to refinance the then unpaid principal balance of $2,384,248.01. There is no privilege of prepayment prior to maturity.

6

Under the contracts, title is to be closed and the deeds delivered on September 30, 1953. However, the purchaser, by giving appropriate notice, may advance the closing date to August 31, 1953, or postpone the same until October 30, 1953. In the latter event, an additional deposit of $100,000 will be required and the cash payment due on closing will be reduced in that amount.

The contracts provide for adjustment of the purchase price on account of mortgage interest, rents, insurance premiums, taxes, fuel, service and water charges, etc. As mortgage interest is not prepaid, any adjustment with respect thereto will result in a credit to Associates, to be used in making the next payment under the mortgage. Since all other adjustments that may be made represent operational items, FBA will pay any excess, due to such adjustments, over the cash payment otherwise required on closing. If such adjustments result in a decrease in the cash payment required, the difference will be credited to FBA and applied against the first rent payment due under the net lease.

The contracts provide that no new leases of space in the premises will be made between the contract date and the closing, nor will existing leases be changed or surrendered, without the consent of the purchaser or Harry B. Helmsley, who is one of the partners in FBA.

Expenses in the amount of $57,000 will be incurred in connection with the acquisition of title to the premises. Such expenses, which are of the type commonly incurred in such transactions, include payment for policy of title insurance, and all legal fees and disbursements relating to the preparation and execution of the various purchase contracts, supervision of the transactions and the closing of title. They will be met in large part out of the proceeds of the offering as related under “Application of Proceeds”.

Certain important provisions of the purchase contracts and mortgage have been summarized above. As in the case of all other documents described in this Prospectus, their full terms are contained in Exhibits to the Registration Statement.

THE NET LEASE

The lease under which the Fisk Building is to be managed and operated will be executed between Associates and FBA upon conveyance of title to Associates. It will cover the entire premises, will provide for a term of 25 years and will be renewable by FBA for a like term upon appropriate written notice. In consideration of the value of the lease, FBA will pay $20,000 to Associates, which will be applied toward the expenses of this offering.

Under the lease, FBA will be obligated to pay a minimum annual net rent in equal monthly installments, and will be responsible for the payment of all operating and maintenance expenses of any kind (such as realty taxes, insurance premiums, etc.), other than mortgage interest and amortization. The minimum rent for the first year of the term will be $650,750 if title is acquired on August 31, 1953; $657,625 if acquired on September 30, 1953; and $664,500 if acquired on October 30, 1953. Thereafter, the stipulated rent will be $692,000 per year. In addition, if in any year FBA realizes net income in excess of $100,000 from the operation of the premises, after payment of the stipulated rent but before depreciation, it will be required to pay 50 per cent of such excess to Associates as additional rent. Yearly statements will be furnished by FBA to Associates in this connection.

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Mr. Lawrence A. Wien and Mr. Harry B. Helmsley, the partners in FBA, are also Senior Venturers in Associates. Each of them has represented that his net worth is in excess of $500,000, and Associates is satisfied that they are financially responsible and capable of fulfilling the terms and obligations of the lease.

The net lease will be non-cancellable by FBA for the first three years of its term. Thereafter, FBA may surrender the lease at its option upon 60 days’ written notice, without further liability after the effective date of surrender. If FBA should surrender the lease, it is anticipated that Associates will enter into a new lease on the most favorable terms available. It is to be noted that by reason of the three year non-cancellability clause, FBA is in any event firmly obligated to pay to Associates aggregate rent of not less than $2,034,750.

FBA will have the right to sublet the premises, or to assign the lease, provided the assignee assumes in writing all obligations as lessee. However, if any such assignment is made during the first three years of the lease, FBA will remain liable thereunder as lessee for all obligations accruing during such three year period.

Provision is made in the proposed lease for its termination by Associates in the event of nonpayment of rent, other default or bankruptcy, insolvency, etc., of the lessee.

The proposed lease contains other provisions generally found in leases of this type, covering such matters, among other things, as the obligation of the lessee to keep the premises in good repair, to maintain insurance policies thereon covering fire and accident, to rebuild or replace in the event of fire or other casualty (except in the last 30 months of the term), to keep the premises free from liens, and to make advance deposits for water charges, realty taxes, etc., upon demand.

SALE OF PARTICIPATIONS

Manner and Terms of Offering

The ten Senior Venturers have agreed to use their best efforts to sell the Participations covered by this Prospectus. Each of them will offer a maximum of 71 Participations in his undivided interest in Associates at a unit price of $5,000. No dealers will be employed.

The Senior Venturers will accept no money for Participations unless and until purchasers have been found for a combined total of 650 Participations so as to provide the minimum proceeds of $3,250,000 necessary to meet the final cash payment under the purchase contracts and to defray expenses incident to the acquisition of title and the issuance and distribution of the Participations (See “Application of Proceeds”). Purchasers will sign offers to purchase a specified number of Participations and, upon written acceptance by the Senior Venturer, will be bound to pay for the same in cash upon the receipt of notice, given on or before October 30, 1953, that the foregoing condition has been met; otherwise, the offers to purchase will become null and of no effect.

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After the required minimum total of 650 Participations has been sold, each Senior Venturer may sell not more than six additional Participations so that he may be reimbursed for a portion of his deposit advance (See “Application of Proceeds”).

Description of Participations

The rights and obligations of participants will be evidenced by identical Participating Agreements which each of the Senior Venturers will enter into upon the acquisition of title with the purchasers of portions of his interest.

Each such Participating Agreement will create a joint venture among the parties for the ownership of the particular Senior Venturer’s 1/10th interest in the Fisk Building in undivided fractional parts based upon the amount that each party has contributed to the cost thereof. Each Senior Venturer will contribute $5,000 to the cost of his interest, the same being represented by a portion of the moneys advanced by way of deposit, and, in addition, may retain for himself at the public offering price, one or more of the Participations covered by this Prospectus.

The various participants will share proportionately in all profits and losses realized by the Senior Venturer from whom they purchased their Participations. Under New York law, any one participant may be liable initially to a person outside the venture for the full amount of any obligation to which his Senior Venturer may be subject by reason of record ownership. However, in such event the participant would be entitled to demand and receive pro-rata contributions from his co-participants.

Record title to a 1/10th interest will remain in the name of the Senior Venturer, who will act as “Agent” for his participants and will distribute among them each month the moneys received from Associates. The Agent may not agree to sell or mortgage the said interest, modify the net lease of the premises or enter into a new lease of the entire premises without the consent of the owners of at least three-fourths of the Participations therein. Otherwise, he may, in his capacity as Agent and subject to the terms of the Participating Agreement, bind his participants by action taken by him with respect to the said interest.

The Senior Venturer will receive no compensation for his services as Agent, but will be reimbursed for any out-of-pocket expenses incurred in that capacity. (See “Formation of Associates”). He will incur no personal liability for action taken as Agent, except for wilful misconduct or gross negligence. (This provision of the Participating Agreement will not affect any liabilities to which he might be subject under the Securities Act of 1933.) The participants will agree to indemnify him, in proportion to the amount of their Participations, against any liability arising from the fact that title to the 1/10th interest is held in his name. The Agent may resign and be discharged from further liability as such by accounting to a successor, appointed as set forth below, for all funds which have come into his possession.

Each of the joint ventures will continue until such time as the whole interest to which the particular Participating Agreement relates has been disposed of. In the event of the Agent’s resignation, death or incompetency, he will be succeeded by one of three persons designated in order of priority in the Participating Agreement. If none of the designees is available, the owners of at least three-fourths of the interest may designate the new Agent. For purposes of succession, each Agent (and successor) will be required to deposit with counsel for Associates a quitclaim deed, blank as to grantee, covering the interest involved, to be held in escrow together with the original of the Participating Agreement. Upon the appointment of a successor, his name will be inserted in the deed and the escrow released.

9

A participant may transfer his interest, rights and obligations under the joint venture to any individual of full age, provided the transferee accepts the same in writing and a duplicate original of the instrument by which the transfer is effected is delivered to the Agent and deposited with the original copy of the Agreement.

Upon the death of a participant, any individual of full age designated in the decedent’s will or by his Executor or Administrator may succeed to his interest. If no such person qualifies, the surviving parties to the joint venture may purchase such interest proportionately at a price based upon cost less any capital repaid thereon.

TAX STATUS

Associates has consulted Roswell Magill, Esq., of Cravath, Swaine & Moore, New York City, and Randolph E. Paul, Esq., of Paul, Weiss, Rifkind, Wharton & Garrison, Washington, D. C., regarding the status for Federal income tax purposes of the various joint ventures described in this Prospectus.

On June 15, 1953, Mr. Magill advised Associates that in his opinion the joint ventures created by the Primary and Participating Agreements should be treated as partnerships, and not as corporations, for Federal income tax purposes. As partnerships, the net incomes of the joint ventures would not be taxable as such, but the individual members thereof would be taxed on their distributive shares of such net incomes.

Mr. Magill further stated that there is no judicial decision nor any ruling of the Bureau of Internal Revenue which is directly in point. It is possible that the Bureau may take the position that the joint ventures should not be treated as partnerships but should be subject to tax in the same manner as a corporation. If it should ultimately be held that the joint ventures are taxable as corporations rather than as partnerships, the net incomes of the joint ventures would be taxable at the applicable Federal corporate income and excess profits tax rates, and the amounts distributed to the participants, after the deduction of such corporate taxes, would be included in their individual incomes and would be taxable at the applicable Federal individual income tax rates.

In an opinion rendered to Associates on June 24, 1953, Mr. Paul concluded that the joint venturers here involved will be taxable on a partnership basis for Federal income tax purposes. In this connection, Mr. Paul refers to various precedents developed in analogous situations which, in his view, support this conclusion. He points out the consequences that would ensue should the Bureau of Internal Revenue take a contrary position and prevail in that contention. However, he states that, in his view, the Bureau of Internal Revenue should not prevail in the courts if it attempts to assert a tax on a corporate basis.

The two opinions, in which the various pertinent factors are analyzed, have been filed as Exhibits 6(a) and 6(c) to the Registration Statement.

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PROJECTED STATEMENT OF INCOME AND EXPENSES

The following schedule, which assumes that the joint ventures will be taxable as partnerships, estimates the aggregate cash income to Associates annually for a five year period and the portion thereof distributable to participants under the Participating Agreements.

(Based on acquisition of title on August 31, 1953)

	1st Year	2nd Year	3rd Year	4th Year	5th Year
RENT INCOME	$650,750.00	$692,000.00	$692,000.00	$692,000.00	$692,000.00

EXPENSES:
Interest on Mortgage	$157,111.00	$153,864.00	$149,907.00	$145,768.00	$141,439.00
Legal and Accounting	20,000.00	20,000.00	20,000.00	20,000.00	20,000.00

	$177,111.00	$173,864.00	$169,907.00	$165,768.00	$161,439.00

Net Profit before Depreciation	$473,639.00	$518,136.00	$522,093.00	$526,232.00	$530,561.00
Depreciation (30 yr. life—3 1/3% on $5,600,000.00)	186,667.00	186,667.00	186,667.00	186,667.00	186,667.00

Net Profit Allocable to Joint Venturers for Federal Income Tax Purposes	$286,972.00	$331,469.00	$335,426.00	$339,565.00	$343,894.00

PROJECTED NET RECEIPTS ON CASH BASIS

Net Profit before Depreciation	$473,639.00	$518,136.00	$522,093.00	$526,232.00	$530,561.00
Less: Annual Amortization of Mortgage	41,639.00	86,136.00	90,093.00	94,232.00	98,561.00

*CashAvailable	$432,000.00	$432,000.00	$432,000.00	$432,000.00	$432,000.00

*	Representing both income and, to the extent that annual depreciation exceeds annual amortization, return of capital.

The rent income set forth above is based upon the minimum annual net rent provided for under the net lease with FBA, and assumes that such rent payments will continue after the three year period during which the lease is non-cancellable. The Statement of Operations of the present owners, appearing on Page 14 hereof cannot he used as an accurate measure of future net revenue. It would appear from that Statement of Operations that the past net revenue would not have been sufficient, during any fiscal period, to cover the minimum annual net rent provided for in the said net lease.

However, this Statement covers past operation of the property under circumstances substantially different from those which it is contemplated will obtain with respect to the operation by FBA. An analysis of the Statement of Operations of the present owners, for the year ended September 30, 1952, contrasted with the proposed operation by FBA, discloses the following:

1. The Statement shows total rental income of $1,169,912.64 for the year ended September 30, 1952, whereas the current annual rent roll as of May 11, 1953, is $1,214,184.21. In addition, based upon previous experience, it is anticipated that there will be additional income attributable to rent (based on percentage leases with store tenants) of approximately $54,500 annually.

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2. The sums of $158,432.14 taken as depreciation, $139,422.69 paid as mortgage interest, $4,429.50 paid as interest on bank loans, and $5,805.38 on account of amortization of mortgage expense will not be expenses borne by FBA.

3. The Statement shows a total expenditure of $47,416.16 on account of manager’s salary, office salaries, administrative expenses and supervision fees, plus $944.63 for leasing commissions. In place of these items, FBA expects to have an annual expenditure of approximately $34,000 on account of management and leasing commissions (which includes leasing commissions payable on leases made with new tenants, where the anticipated increased rent to be obtained from such new tenants will offset the commissions payable with respect thereto).

4. The Statement discloses the payment of wages in the amount of $234,277.88, whereas FBA anticipates a payroll of approximately $220,000 per annum in the operation of the building.

5. The Statement reflects net income of $7,008.09 from the sale of electricity. FBA anticipates a net expenditure of approximately $10,000 for electricity.

6. The Statement reflects an expenditure of $160,095 for real estate taxes, whereas FBA anticipates that this expense will approximate $190,000.

7. The Statement shows the expenditure of $43,319.28 for building maintenance and repairs for the year ended September 30, 1952, which included certain extraordinary repairs of approximately $12,500 and another item of approximately $11,750 which is not of an annually-recurring nature. FBA anticipates building maintenance and repairs in the average annual amount of approximately $25,000.

A recapitulation of the foregoing figures shows that FBA anticipates an annual operating revenue which will be approximately $406,906.14 greater than that shown for the year ended September 30, 1952 in the said Statement of Operations. This anticipated difference would have resulted in a net operating revenue for that year in an amount in excess of $720,000, or more than sufficient to cover the minimum annual net rent required to be paid by FBA to Associates.

The foregoing analysis is not intended as a representation as to the actual net operating revenue of FBA in the future. It is based upon current rentals (there having been virtually 100% occupancy since 1949) and expense items which might not continue unchanged over the term of the net lease.

APPLICATION OF PROCEEDS

The maximum proceeds of the offering will be $3,550,000. As more fully set forth under “Sale of Participations”, no money will be accepted hereunder unless and until offers to purchase Participations totaling at least $3,250,000 are obtained. When that sum is received, it will be used, together with the $20,000 to be paid by FBA for the net lease, to make the final cash payment required for the purchase of the Fisk Building (as described at page 5), to defray costs of $57,000 incident to the acquisition and closing of title, and to meet the expenses relating to the issuance and distribution of Participations estimated at $63,000.

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To the extent that the proceeds of the offering (when added to the payment by FBA) exceed the amount required for payment of the balance of the purchase price and to defray the expenses and costs as aforesaid, such excess will be used to reimburse the Senior Venturers for that portion of the deposits advanced by them under the purchase contracts in excess of the minimum of $5,000 which each of them will contribute to the cost of his interest.

SENIOR VENTURES

Occupation and Experience

LAWRENCE A. WIEN, Weston Road, Weston, Connecticut,” is a graduate of Columbia College and Columbia Law School, and has been practicing law in the City of New York since 1928. He is the senior partner in the firm of Wien, Lane, Klein & Purcell. Over the past twenty-one years he has specialized in the field of real estate law, and in recent years has been particularly active in the purchasing of real properties in and around New York City.

HARRY B. HELMSLEY, Ridgecrest Road, Scarborough, New York, is President and a Director of Dwight-Helmsley, Inc. one of the larger real estate management and consulting firms in New York City. He is also Vice-President of Twenty-Third Street Association, Inc. and a member of American Institute of Real Estate Appraisers and National Association Institute of Property Management.

IRVING SCHNEIDER, 67-12 Yellowstone Boulevard, Forest Hills, New York, is a graduate of the College of the City of New York. He is a Vice-President and Director of Dwight-Helmsley, Inc. and has been associated with that company since 1946.

BERNARD T. HEIN, 256 Broad Avenue, Englewood, New Jersey, is a graduate of the New Jersey Law School and was admitted to the New Jersey Bar in 1930. He has practiced law in Hackensack, N. J. for the past twenty-two years, and for eight years has been a member of the firm now known as Hein, Smith & Mooney.

HENSY W. KLEIN, 67-05A 186th Lane, Flushing, New York, is a graduate of Cornell University and Harvard Law School, has been a member of the Bar of the State of New York since 1942, and is a member of the firm of Wien, Lane, Klein & Purcell.

ALVIN S. LANE, 5355 Henry Hudson Parkway, Riverdale, New York, is a graduate of the University of Wisconsin and Harvard Law School, and has been practicing law in New York City since 1947. He is a member of the firm of Wien, Lane, Klein & Purcell.

WILLIAM F. PURCELL, 5355 Henry Hudson Parkway, Riverdale, New York, is a graduate of Manhattan College and Fordham Law School, and has been practicing law in the City of New York since 1935. He is a member of the firm of Wien, Lane, Klein & Purcell.

LEO GREENSTEIN, 216 Magnolia Avenue, Mount Vernon, New York, has been practicing as a certified public accountant in New York City since 1926. For the past sixteen years he has been a member of the firm now known as Weisberg, Greenstein & Gassman.

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FRANK N. ROBINSON, Silvermine Avenue, Norwalk, Connecticut, has been practicing as a certified public accountant in Connecticut since 1935. For the past eighteen years he has been a member of the firm of Robinson, Preece & Co., South Norwalk, Connecticut.

J. HERBERT LEDER, 2602 Avenue Y, Brooklyn, New York, is a graduate of New York University and the New York University Law School, and has been practicing law in New York City since 1931.

Remuneration and Interest in Certain Transactions

The Senior Venturers will not be paid for their services as Agents under the Participating Agreements.

Wien, Lane, Klein & Purcell, as counsel for Associates, will be paid $20,000 a year for administering the Primary Agreement, out of which they will pay all regular accounting costs and will reimburse the Senior Venturers for out-of-pocket expenses incurred as Agents. The firm will receive a fee of $50,000 for legal services and disbursements in connection with the acquisition of title. For their legal services in connection with the issuance and distribution of the Participations, they will receive as a fee the difference between $63,000 (which is the maximum sum allocated for offering expenses) and all other offering costs. At the present time such fee is estimated at $32,000.

Dwight-Helmsley, Inc., of which Messrs. Helmsley and Schneider are officers and directors, is named in the purchase contracts as one of the brokers who brought about the sale of the premises and who will share in the commissions to be paid therefor by the sellers of the Fisk Building.

Messrs. Wien and Helmsley are partners in FBA, which will be Associates’ lessee under the net lease heretofore described at page 6. Dwight-Helmsley, Inc. will receive commissions from FBA for acting as managing agent of the premises, and the firm of Wien, Lane, Klein & Purcell will receive a monthly retainer from FBA.

PENDING LEGAL PROCEEDINGS

Associates has been advised by the sellers that there are no pending legal proceedings with respect to the Fisk Building other than ordinary routine litigation incident to the operation of the premises.

LEGALITY

The legality of the Participations offered hereunder and other matters of state law relating to the enterprises and transactions herein described have been passed upon by Wien, Lane, Klein & Purcell, Esqs., 350 Fifth Ave., New York, N. Y. Legal matters in connection with the Securities Act of 1933 have been passed upon by Milton P. Kroll, Esq., Washington Loan & Trust Building, Washington, D. C. Legal matters relating to federal tax liability have been passed upon by Cravath, Swaine & Moore (Roswell Magill, Esq.), 15 Broad Street, New York, N. Y. and Paul, Weiss, Rifkind, Wharton & Garrison (Randolph E. Paul, Esq.), 1614 Eye Street, N.W., Washington, D. C.

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FINANCIAL STATEMENTS

The Statement of Operations as of April 30, 1953, listed in the Index to Financial Statements below, has been examined by George M. Sachs and Company, Independent Certified Public Accountants, as stated in their accompanying Report. The Balance Sheet of June 9, 1953, likewise so listed, has been examined by Clarke, Oakes & Greenwood, Independent Certified Public Accountants, New York, N. Y., as set forth in the accompanying Report of that firm. Such Statement and Balance Sheet are included in this Prospectus in reliance upon the opinions of said firms as experts.

250 WEST 57TH ST. ASSOCIATES

by	LAWRENCE A. WIEN, Co-Issuer
HARRY B. HELMSLEY, Co-Issuer
IRVING SCHNEIDER, Co-Issuer
BERNARD T. HEIN, Co-Issuer
HENRY W. KLEIN, Co-Issuer
ALVIN S. LANE, Co-Issuer
WILLIAM F. PURCELL, Co-Issuer
LEO GREENSTEIN, Co-Issuer
FRANK N. ROBINSON, Co-Issuer
J. HERBERT LEDER, Co-Issuer

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ACCOUNTANTS’ REPORT

250 West 57th St. Associates

New York, N. Y.

We have examined the Balance Sheet as at June 9, 1953 of 250 West 57th St. Associates, a joint venture registered in New York County.

In our opinion, the accompanying Balance Sheet, together with notes relating thereto, properly sets forth the financial position of 250 West 57th St. Associates as at June 9, 1953.

CLARKE, OAKES & GREENWOOD
Certified Public Accountants.

New York, N. Y.

June 12, 1953.

Balance Sheet—June 9, 1953

ASSETS

Deposit made under contracts to purchase real estate (See Notes)	$350,000.00

CAPITAL

Joint Venturers’ Capital Accounts	$35,000.00
Lawrence A. Wien	35,000.00
Harry B. Helmsley	35,000.00
Irving Schneider	35,000.00
Henry W. Klein	35,000.00
Alvin S. Lane	35,000.00
William F. Purcell	35,000.00
Leo Greenstein	35,000.00
Frank N. Robinson	35,000.00
J. Herbert Leder	35,000.00

$350,000.00

The above Balance Sheet should be read in conjunction with the accompanying notes relating thereto.

Notes to Balance Sheet—June 9, 1953

Deposit made under contract to purchase real estate represents an initial deposit of $350,000.00 made by Lawrence A. Wien in behalf of himself and nine (9) associates as per schedule under caption “Capital” on the Balance Sheet herein. This deposit has been confirmed to us by the attorneys for the sellers.

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The joint venture has been registered in New York County under the name “250 West 57th St. Associates.” The joint venturers have undertaken to purchase the property at 250-264 West 57th Street, City, County and State of New York for the sum of $7,000,000.00. $350,000.00 is represented by the aforementioned deposit and $3,150,000.00 is to be paid upon the transfer of title in accordance with the contracts of sale. The property is being acquired subject to a first mortgage of $3,500,000.00 more fully described on page 5 of the Prospectus.

June  12, 1953.

ACCOUNTANTS REPORT

We have examined the statement of operations of the “Fisk Building” located at 250 West 57th Street, New York, N. Y. for the period beginning February 21, 1949 and ending April 30, 1953. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

We hereby certify that in our opinion, the accompanying statement of operations presents fairly the results of operations of the “Fisk Building” for the period beginning February 21, 1949 and ending April 30, 1953, in conformity with generally accepted accounting principles applied on a consistent basis.

GEORGE M. SACHS AND COMPANY.

New York, N. Y.

June 5, 1953.

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“Fisk Building”

Statement of Operations

For the Period Beginning February 21, 1949 and Ending April 30, 1953

	February 21, 1949 to	Year Ended September 30,			Seven Months Ended
	September 30, 1949	1950	1951	1952	April 30, 1953
INCOME:
Rentals	$681,858.28	$1,088,693.12	$1,116,056.54	$1,169,912.64	$717,979.93
Submetering Income— Electricity	—	8,151.53	8,886.94	8,351.86	—
Miscellaneous	950.77	2,677.82	5,790.36	1,364.59	9,042.83

Total Income	$682,809.05	$1,099,522.47	$1,130,733.84	$1,179,629.09	$727,022.76

DEDUCT:
Operating Expenses:
Wages	$121,630.61	$203,785.18	$221,983.05	$234,277.88	$138,716.97
Salary—Manager	7,285.71	12,722.51	13,533.94	14,500.00	10,000.00
Salaries—Office	3,445.00	6,101.00	6,954.48	7,361.32	4,581.13
Electricity (Note 1)	23,029.20	—	—	—	1,686.57
Electricity Air Conditioning	—	—	—	1,343.77	798.04
Steam and Fuel Oil (Schedule “1”)	5,152.95	6,148.17	1,203.91	5,320.82	2,004.74
Water and Sewer Rental	866.28	3,236.54	5,219.40	2,074.02	931.10
Supplies	4,829.82	12,439.11	11,639.74	10,374.36	7,725.24
Service Contracts	5,174.09	7,234.14	8,485.72	9,797.76	7,647.77
Insurance	8,916.63	14,931.61	16,994.68	21,670.85	14,658.43
Administrative Expenses	6,707.06	10,734.90	8,848.93	13,805.37	9,211.73
Payroll Taxes, etc	5,201.45	9,697.29	9,955.96	9,174.53	4,848.72
Supervision Fees	6,646.19	10,957.60	10,834.62	11,749.47	7,011.00
Commissions on Leases	227.50	111.08	892.56	944.63	3,786.96
Maintenance and Repairs:
Building	4,536.52	17,897.32	9,425.94	43,319.28	14,499.26
Elevator	1,063.56	2,958.28	1,545.56	1,458.45	2,719.91
Painting	10,933.29	6,190.50	8,935.02	8,591.42	7,811.45
Amortization of Expenditures for Tenant Alterations	—	—	178.72	553.80	890.82
Real Estate Taxes	84,768.75	143,332.50	155,160.00	160,095.00	94,820.00

Total	$300,414.61	$468,477.73	$491,792.23	$556,412.73	$334,349.84

Net Operating Revenue Before Depreciation and Mortgage and Bank Interest	$82,394.44	$631,044.74	$638,941.61	$623,216.36	$392,672.92

Depreciation (Note 2)	$88,000.00	$141,843.52	$138,079.06	$158,432.14	$92,974.75
Interest on Mortgages	86,074.66	137,802.51	134,015.48	139,422.69	81,666.69
Interest on Bank Loans	—	—	3,730.71	4,429.50	513.33
Amortization of Mortgage Expense	—	5,514.69	5,514.69	5,805.38	3,386.47

Total Depreciation and Interest	$174,074.66	$285,160.72	$281,339.94	$308,089.71	$178,541.24

Net Operating Revenue	$208,319.78	$345,884.02	$357,601.67	$315,126.65	$214,131.68

See Notes on following page.

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“Fisk Building”

Notes to Statement of Operations

For Period Beginning February 21, 1949 and Ending April 30, 1953

Note I — Electricity:

Prior to July 1, 1949 lease rentals included charge for electricity. After July 1, 1949 contract for submetering was entered into with the New York Supply and Inspection Company and rents were adjusted to exclude electricity charge. During years 1950, 1951 and 1952 there was a net income over and above electricity consumed by building for its own use. Due to change in wholesale rates for electricity, which went into effect during July 1952, the income from submetering has been diminished so that for the seven months ended April 30, 1953 there was a net cost for electricity amounting to $1,686.57.

Note 2 — Depreciation and Amortization:

The annual provision for depreciation is computed on the declining balance method using a rate of 4 1/2%.

Expenditures for ordinary maintenance and repairs were charged against income as incurred, but expenditures in connection with improvements and rehabilitation of the property were capitalized and added to the cost of the property. The air conditioning system installed during the fiscal year ended September 30, 1952 is being depreciated at the rate of 10% on the declining balance method.

Alterations on behalf of tenants have been amortized over the terms of the respective leases.

Schedule “1”

“Fisk Building”

Net Cost of Steam and Fuel

For the Period Beginning February 21, 1949 and Ending April 30, 1953

	February 21, 1949 to	Year Ended September 30,			Seven Months Ended
	September 30, 1949	1950	1951	1952	April 30, 1953
Steam	$9,355.81	$5,694.19	$—	$—	$—
Fuel Oil	—	7,765.42	10,701.44	15,124.83	10,815.64

Total	$9,355.81	$13,459.61	$10,701.44	$15,124.83	$10,815.64

Deduct:
Boiler Rental	$2,113.71	$3,314.52	$—	$—	$—
Hot Water Charges	2,089.15	3,996.92	102.53	101.51	67.40
Overtime Heating Charges	—	—	9,395.00	9,702.50	8,743.50

Total Deductions	$4,202.86	$7,311.44	$9,497.53	$9,804.01	$8,810.90

Net Cost of Steam and Fuel	$5,152.95	$6,148.17	$1,203.91	$5,320.82	$2,004.74

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APPENDIX

Fisk Building

New York, N.Y.

LEASE EXPIRATIONS

Year	Number of leases expiring	% of total no. of leases	Gross rent	% of total rent from rented area*
**month to month	9	5.77	$7,989.96	0.66
1953	32	20.51	142,056.85	11.70
1954	68	43.59	436,006.36	35.91
1955	26	16.67	156,997.48	12.93
1956	9	5.77	47,657.00	3.93
1957	2	1.28	90,003.02	7.41
1958	1	0.64	10,892.50	0.90
1959	1	0.64”	34,983.00	2.89
1961	1	0.64	19,552.50	1.61
1963	5	3.21	73,450.00	6.05
1964	1	0.64	4,260.00	0.35
1972	1	0.64	40,000.00	3.29

	156		$1,063,848.97

*	The percentage figures do not total 100%. This results from the fact that the dollar amounts were not compared with the total rent from units under lease, but rather with the total rent from all units, including units subject to statutory tenancies.
**	This category represents month to month leases in which both landlord and tenant have the option to cancel on 30 days notice. The total area rented thereunder contains 2,288 sq. ft., which is about 0.64% of the total rented area in the building.

Lincoln Building Associates L.L.C.

Operating Agreement & Amendments

1. Partnership Agreement dated June 14, 1954

2. Modification Agreement dated June 16, 1960

3. Second Modification dated September 9, 1964

4. Consent and Operating Agreement dated November 1, 2002

AGREEMENT made this 14th day of June, 1954, among LAWRENCE A. WEIN, residing at                                                                                                                                                                                                ; HARRY E. HELMSLEY, residing at                                                                                                                                                  , residing at                                                                            ,                                             ;                                                                           residing at                                                  ;                                                                       residing at                                                                                                     residing at                                   ;                                                             residing at                                                                      ;                                                        residing at                                                                                                                   residing at                                                            ;                                                        residing at                                                                       residing at                                                                                                          residing at                                                                 ;                                                                       residing at                                                                                      residing at                                                                                                residing at                                                                                ; and                                                                                                                                               residing at                                                                                                    .

W I T N E S S E T H:

WHEREAS, the parties are the holders of all the outstanding capital stock of WLKP Realty Corp., a New York corporation which owns the premises located at 60 East 42nd Street (Lincoln Building) and 301 Madison Avenue, New York, New York (herein together referred to as the “premises”); and

WHEREAS, it is contemplated that the corporation is soon to be dissolved and that the parties will acquire title to the premises as stockholders in liquidation; and

WHEREAS, the parties desire to define their respective rights and obligations with respect to the premises;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. The parties hereby form a partnership, to be known as “Lincoln Building Associates”, for the purpose of acquiring title to and operating the premises.

2. The partnership shall continue for as long as it shall own title to or a leasehold of the premises, and its principal office shall be maintained at 350 Fifth Avenue, New York, New York, or at such other address as the parties may hereafter designate.

3. The parties shall have the following undivided fractional interests in the partnership and in its assets:

Name	Fractional Interest
Lawrence A. Wien	10%
Harry B. Helmsley	10%
10%
10%
5%
5%
5%
5%

2

Name	Fractional Interest
5%
5%
5%
5%
5%
5%
5%
5%

100%

4. All profits and losses arising from the conduct of the business of the partnership shall be “shared by the parties in proportion to their respective fractional interests.

5. Upon the acquisition of title to the premises by the partnership, Dwight-Helmsley, Inc. of 175 Fifth Avenue, New York, New York, shall manage the premises as the agent of the partnership, and shall be compensated therefor in accordance with the usual rates recommended by the Real Estate Board of New York.

In addition, the firm of Wien, Lane, Klein & Purcell, Esqs., of 350 Fifth Avenue, New York, New York, shall thereafter maintain the books and records of the partnership and supervise the operation of this agreement, and shall be paid therefor the sum of Pour Thousand Dollars ($4,000) per month.

6. Except as may be required by Paragraph “10” hereof and by the Mortgage Indenture therein described, written approval by parties owning at least three-fourths (3/4) of the partnership assets shall be required to sell or mortgage the premises or any leasehold thereof held by the partnership, or to make or modify any leasehold of the entire premises, or to change the managing agent except for just cause, or to take any step to change the existing method of operation of the partnership. If such approval is given, all parties agree to execute and deliver any instruments necessary to consummate any such transaction.

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7. Any party may sell or transfer his entire interest in the partnership and in its assets, provided that the transferee is an individual of full age and that such transferee accepts the transfer in writing. Thereupon, the transferee shall be a member of the partnership with the same rights and liabilities as the transferor. A transfer to more than one individual or of less than an entire interest shall be null and void, unless it is made with the written consent of all the other parties.

8. Upon the death of any party, the partnership shall continue without interruption. The deceased party may designate any one individual of full age to succeed him as a member of the partnership. Such designation shall be made in the Last Will and Testament of the deceased party or, if not so made, the executor or administrator of the deceased party shall make suck designation. The individual so designated shall accept such designation in writing, and shall then be a member of the partnership with the same rights and liabilities as the deceased party.

In the event that any party dies, and no such successor for him is qualified within six (6) months after his death, the surviving parties may purchase the interest of the deceased party in the partnership and in its assets within thirty (30) days after the expiration of such six (6) month period. The surviving parties shall share in such purchase in proportion to their respective fractional interests. The price of the deceased party’s interest shall be computed on the basis of an original cost of $800,000 for the entire partnership and its assets, less any capital repaid thereon, but in no event shall such price be less than $1,000 for each five per cent (5%) fractional interest hereunder.

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9. The parties acknowledge that the first mort gage on the premises, described in a Modification, Extension and Consolidation Agreement, dated March 31, 1954, between WLKP Realty Corp. and The Prudential Insurance Company of America, contains the following condition, a breach of which will cause the principal balance of the mortgage to become due and payable at the option of the Mortgagee:

“That no person shall, within the term of this mortgage, hold any participating or beneficial share or interest in the ownership of the mortgaged premises or of any leasehold of all or substantially all of the mortgaged premises excepting pursuant to instruments recorded in the Register’s Office, and no more than twenty-five of any such shares or beneficial interests shall be permitted to exist simultaneously.”

Each party represents that he has not caused or contributed to any breach of the said condition, and agrees that he will not do so as long as he has any interest in the partnership, or in the ownership of the premises or any leasehold thereon. Each party agrees to indemnify all the other parties against all claims and damages resulting from any such breach on his part.

10. The parties acknowledge that they have ex amined the Mortgage Indenture to be executed on December 1, 1954, by WLKP Realty Corp., as Mortgagor, and Trade Bank and Trust Company, as Trustee, which Indenture has heretofore been filed by WLKP Realty Corp. and 60 East 42nd St. Associates with the Securities and Exchange Commission, as an exhibit to a Registration Statement relating to Participations in a $7,000,000 Ten Year 12 Per Cent Convertible Second Mortgage on the premises. The parties agree that, if the partnership acquires title to the premises upon the dissolution of the corporation, the parties will be bound:

a) To retain title until December 1, 1964, or until the earlier refinancing of the first mortgage, as described in the said Indenture;

b) To undertake to effect the refinancing of the first mortgage as required of the Mortgagor in the said Indenture;

c) To convey title to the premises to 60 East 42nd St. Associates upon such first mortgage refinancing.

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d) To execute a lease, as Tenant, with 60 East 42nd St. Associates, as Landlord, in accordance with the provisions of the said Mortgage Indenture.

11. Any dispute regarding this agreement shall be settled by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then in effect, and such decision shall be binding upon all of the parties.

12. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto,

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

/s/ Lawrence A. Wien
Lawrence A. Wien

/s/ Harry E. Helmsley
Harry B. Helmsley

6

MODIFICATION AGREEMENT made this l6th day of June, 1960, among LAWRENCE A. WIEN, residing at                                                              ,                                                                                                                                                 residing at                                                               HARRY B. HELMSLEY, residing at

residing at                                                           residing at                                                          ,                                                       residing at                                                               residing at                                                   residing at                                                       residing at                                                      ,                                                       residing at                                                           residing at                                                   residing at                                                               residing at                                                               and                                               residing at

W I T N E S S E T H:

WHEREAS, by agreement, dated June 14, 1954, among Lawrence A. Wien and others, a partnership known as Lincoln Building Associates was created; and

WHEREAS, on October 1, 1958, Lincoln Building Associates conveyed title to the premises described in said partnership agreement to 60 East 42nd St. Associates, and executed a lease of the entire premises, as Tenant, with 60 East 42nd St. Associates, as Landlord; and

WHEREAS, the undersigned, being the present partners of Lincoln Building Associates, desire to modify their said partnership agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. Paragraph 6 of said partnership agreement, dated June 14, 1954, is hereby modified to read as follows:

“The written approval of parties owning an aggregate interest in the partnership of at least sixty (60%) per cent shall be required to make, modify, mortgage, sell or otherwise dispose of any leasehold of the entire premises, or to change the managing agent (except for Just cause), or to take any step to change the existing method of operation of the partnership. If such approval is given, all partners agree to execute and deliver any instruments necessary to consummate any such transaction”.

2. Except as herein modified, said partnership agreement, dated June 14, 1954, shall continue in full force and effect.

3. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

/s/ Lawrence A. Wien
Lawrence A. Wien

2

/s/ Harry E. Helmsley
Harry B. Helmsley

3

We hereby consent to the foregoing Modification Agreement, and agree that, upon the written approval specified above, we or our successors may be discharged without cause as managing agent.

HELMSLEY-SPEAR, INC.

By:	/s/ Harry B. Helmsley
Harry B. Helmsley, President

DATED:

New York, New York

June 16, 1960

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LAWRENCE A. WIEN, ET AL.

MODIFICATION AGREEMENT

Dated:	June 16, 1960, relating to Partnership Agreement for Lincoln Building Associates

WIEN, LANE, KLEIN & PURCELL

ATTORNEYS AT LAW

LINCOLN BUILDING

60 EAST 42ND STREET

NEW YORK 17, N.V.

SECOND MODIFICATION AGREEMENT made this 9th day of September, 1964, among LAWRENCE A. WIEN, residing at the                                                      , HARRY B. HELMSLEY residing at                                                  ,                                                       residing at                                                          ,                                          as                                                           residing respectively at                                                           and                                  residing at                                                              ,                                     , residing at                                               residing at                                               residing at                                                   residing at                                         ,                              residing at                                      residing at                                         ,                                          residing at                                      as                                     , residing respectively at                                                                       and                                                   residing at

W I T N E S S E T H:

WHEREAS, LINCOLN BUILDING ASSOCIATES was created by a partnership agreement, dated June l4, 1954, among Lawrence A. Wien and others; and

WHEREAS, the said partnership agreement was modified by agreement, dated June 16, 1960, and the said partnership agreement as so modified is hereinafter referred to as “the partnership agreement”; and

WHEREAS, the undersigned, being the present partners of LINCOLN BUILDING ASSOCIATES, desire to further modify the partnership agreement,

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. Paragraph 7 of the partnership agreement is hereby modified., retroactively to October 1, 1958, to read in its entirety as follows:

“Any party may sell or transfer all or a portion of his interest in the partnership, provided that each transferee is an individual of full age and that such transferee accepts the transfer in writing. Thereupon, the transferee shall be a member of the partnership with the same rights and liabilities as the transferor.”

2. Except as herein modified, the partnership agreement shall continue in full force and effect,

3. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute a single agreement.

2

4. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

/s/ Lawrence A. Wien
Lawrence A. Wien

3

LAWRENCE A. WIEN, ET AL.

SECOND MODIFICATION

AGREEMENT

Dated:	September 9, 1964, relating to Partnership Agreement for Lincoln Building Associates

WIEN, LANE & KLEIN

ATTORNEYS AT LAW

LINCOLN BUILDING

60 EAST 42ND STREET

NEW YORK 17, N.V.

CONSENT AND OPERATING AGREEMENT FOR

LINCOLN BUILDING ASSOCIATES L.L.C.

Reference is made to Lincoln Building Associates (“Associates”), a partnership existing under a June 14, 1954 Agreement among Lawrence A. Wien and others, as modified by June 16, 1960 and September 9, 1964 Modification Agreements (such Agreement and Modifications being collectively the “Agreement”).

To effect the matters herein, the undersigned partner in Associates hereby irrevocably consents and agrees (i) to convert Associates to a New York limited liability company with the name “Lincoln Building Associates L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Associates’ Supervisor, to file the certificate of conversion attached a Exhibit A hereto in the proper filing offices under New York law, and (iv) to adopt all terms of the Agreement as Associates’ limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Lincoln Building Associates” shall be amended to read “Lincoln Building Associates L.L.C.”

2. The following shall be added as a new last sentence of Paragraph 7 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed ,and remain fully in effect as Associates’ limited liability company operating agreement By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: October 16, 2002

Leona M. Helmsley

/s/ Leona M. Helmsley
Signature

EXHIBIT A

CERTIFICATE OF CONVERSION OF

LINCOLN BUILDING ASSOCIATES

TO

LINCOLN BUILDING ASSOCIATES L.L.C.

UNDER SECTION 1006 OF THE LIMITED LIABILITY COMPANY LAW

FIRST: The partnership was, in accordance with the provisions of the Limited Liability Company Law, duly converted to a limited liability company.

SECOND: The name of the partnership was: LINCOLN BUILDING ASSOCIATES.

THIRD: The name of the limited liability company is: LINCOLN BUILDING ASSOCIATES L.L.C.

FOURTH: The county within this state in which the office of the limited liability company is to be located is: New York.

FIFTH: The Secretary of State is designated as the agent of the limited liability company upon whom process against it may be served. The post office address within or without this state to which the Secretary of State shall mail a copy of process against the limited liability company served upon him or her is: Wien & Malkin LLP, 60 East 42nd Street, New York, New York 10165, Attn: Thomas N. Keltner, Jr.

SIXTH: The limited liability company is to be managed by (check the appropriate box):

☒	1 or more members

☐	A class or classes of members

☐	1 or more managers

☐	A class or classes of managers

IN WITNESS WHEREOF, this certificate has been subscribed this day          day of October of 2002, by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

Peter L. Malkin, Authorized Person
(signature)	(name and capacity of signer)

CONSENT AND OPERATING AGREEMENT FOR

LINCOLN BUILDING ASSOCIATES L.L.C.

Reference is made to Lincoln Building Associates (“Associates”), a partnership existing under a June 14, 1954 Agreement among Lawrence A. Wien and others, as modified by June 16, 1960 and September 9, 1964 Modification Agreements (such Agreement and Modifications being collectively the “Agreement”).

To effect the matters herein, the undersigned partner in Associates hereby irrevocably consents and agrees (i) to convert Associates to a New York limited liability company with the name “Lincoln Building Associates L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Associates’ Supervisor, to effect the conversion (including, without limitation, acting as agent for Associates and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, and (iv) to adopt all terms of the Agreement as Associates’ limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Lincoln Building Associates” shall be amended to read “Lincoln Building Associates L.L.C.”

2. The following shall be added as a new last sentence of Paragraph 7 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Associates’ limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: July 27, 2001

Peter L. Malkin, As Agent U/A Dtd January 2, 1990

/s/ Peter L. Malkin
Signature

LAST WILL AND TESTAMENT

OF

LEONA M. HELMSLEY

I, LEONA M. HELMSLEY, a resident of the State, City, and County of New York, declare this to be my Last Will and Testament. I revoke all of my prior Wills and Codicils. I acknowledge in this Will, as I often did during my life, my love, affection and admiration for my late husband, HARRY B. HELMSLEY. I direct that I be interred wearing my gold wedding band (which is never to be removed from my finger) and that my remains be interred next to my beloved husband, HARRY B. HELMSLEY, and next to my beloved son, JAY PANZIRER, at the Helmsley Mausoleum at Woodlawn Cemetery, Bronx, New York. If the remains of my husband HARRY B. HELMSLEY and my son JAY PANZIRER are relocated to another mausoleum in another cemetery, then I direct that my remains be interred next to them in any such other mausoleum in such other cemetery. I further direct that permission be granted as the need arises for the interment in the Helmsley Mausoleum of the remains of my brother, ALVIN ROSENTHAL, if he wishes, and my brother’s wife, SUSAN ROSENTHAL, if she wishes, but for no other person. I also direct that anything bearing the HELMSLEY name must be maintained in “mint” condition and in the manner that it has been accustomed to, maintaining the outstanding Helmsley reputation.

ARTICLE ONE

BEQUESTS

A. I direct my Executors to sell all my personal residences that I may own at my death and to add the net proceeds of sale to my residuary estate to be disposed of in accordance with the provisions of Article THREE hereof.

B. I direct my Executors to sell all my furniture, furnishings, books, paintings and other objects of art, wearing apparel, jewelry, automobiles, and all other tangible personal property and to add the net sales proceeds to my residuary estate, to be disposed of in accordance with the provisions of Article THREE hereof.

C. I give the sum of Three Million Dollars ($3,000,000) to a separate trust, to be known as “THE HELMSLEY PERPETUAL CARE TRUST” (referred to within this paragraph as the “Trust”), upon the terms set forth in this paragraph C.

(1) The Trust shall provide for the perpetual care and maintenance of (i) the Helmsley Mausoleum at Woodlawn Cemetery, Bronx, New York, containing the remains of my husband, Harry B. Helmsley and my son, Jay Panzirer, and my remains, or such other final resting place as may be designated as indicated above, (ii) the Brakmann Mausoleum at Woodlawn Cemetery, Bronx, New York, and (iii) the Rosenthal/Roman burial lots located at the Mt. Hebron Cemetery, Flushing, New York, containing the remains of my mother, Ida Rosenthal, my father, Morris Rosenthal, my sister, Sylvia Roman, and my brother-in-law, Irving Roman (collectively (i), (ii) and (iii) shall be referred to as the “Final Resting Places”).

(2) My Trustees shall distribute any part of the trust income and principal, at any time or times, as my Trustees shall determine in their sole discretion is advisable (i) for the care, cleaning, maintenance, repair and preservation of the interior and exterior of the Final Resting Places, and (ii) for the care, planting and cultivation of the lawn, trees, shrubs, flowers, plants or hedges located on the cemetery plots on which the Final Resting Places are located. I direct that my Trustees arrange for the Mausoleums to be acid washed or steam cleaned at least once a year. Any undistributed net income shall be added to principal at intervals determined by my Trustees. I direct my Trustees to maintain the Final Resting Places in excellent condition, and to arrange for inspection of the Final Resting Places as often as may be necessary (but not less often than quarterly) to ensure their proper care and maintenance.

(3) The duration of this trust shall be perpetual, it being my intention to create a trust for cemetery purposes pursuant to Section 8-1.5 of the New York Estates, Powers and Trusts Law (“EPTL”), and I direct that all of the provisions of this Article shall be construed accordingly. If any of the Final Resting Places are in cemeteries which are razed or otherwise cease to function as cemeteries, I direct that such Final Resting Places be moved to another cemetery and the provisions of this paragraph C continue to apply to said new Final Resting Place or Places.

(4) Any funds which a court determines are no longer needed to carry out the purposes of this trust for cemetery purposes shall be paid over to The Leona M. and Harry B. Helmsley Charitable Trust created by a Trust Agreement dated April 23, 1999, of which I am the Settlor and initially the sole Trustee, as such Trust Agreement may be amended and restated from time to time in accordance with its provisions (“THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST”), and I direct the trustees of THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST to add the same to the principal of THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST and dispose of the same for charitable purposes in accordance with the provisions thereof.

D. I direct that the following bequests be made in trust for each of the following persons. It is my intention that each of them will receive a flow of “income” as defined in the trust and (except as expressly provided) after each such person dies, the trust assets will pass to THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST. The detailed trust provisions are in Paragraphs A and B of Article FOUR, and, with respect to sub-paragraphs 1-2, paragraph D of Article FOUR.

(1) If my grandson DAVID PANZIRER survives me, I leave the sum of Five Million Dollars ($5,000,000) to the trust established for his benefit under paragraph A of Article FOUR.

2

(2) If my grandson WALTER PANZIRER survives me, I leave the sum of Five Million Dollars ($5,000,000) to the trust established for his benefit under paragraph A of Article FOUR.

(3) If my brother ALVIN ROSENTHAL survives me, I leave the sum of Ten Million Dollars ($10,000,000) to the trust established for his benefit under paragraph B of Article FOUR.

E. I direct that the following bequests be made for each of the following persons, outright and not in trust.

(1) If my brother ALVIN ROSENTHAL survives me, I leave the sum of Five Million Dollars ($5,000,000) to him.

(2) If my grandson DAVID PANZIRER survives me, I leave the sum of Five Million Dollars ($5,000,000) to him.

(3) If my grandson WALTER PANZIRER survives me, I leave the sum of Five Million Dollars ($5,000,000) to him.

(4) If my chauffeur NICHOLAS CELEA survives me and at the time of my death is employed by me or any Helmsley entity, I leave the sum of One Hundred Thousand Dollars ($100,000) to him.

F. I leave the sum of Twelve Million Dollars ($12,000,000) to the Trustees of the LEONA HELMSLEY JULY 2005 TRUST, established under an instrument dated on or about the date of this Will, to be disposed of in accordance with the provisions of that Trust agreement. I leave my dog, Trouble, if she survives me, to my brother, ALVIN ROSENTHAL, if he survives me, or if he does not survive me, to my grandson DAVID PANZIRER. I direct that when my dog, Trouble, dies, her remains shall be buried next to my remains in the Helmsley Mausoleum at Woodlawn Cemetery, Bronx, New York, or in such other mausoleum as I may be interred pursuant to this will.

G. I have not made any provisions in this Will for my grandson CRAIG PANZIRER or my granddaughter MEEGAN PANZIRER for reasons which are known to them.

ARTICLE TWO

TAXES AND EXPENSES

All of my funeral expenses, last illness expenses, and estate administration expenses shall be paid from my residuary estate. All estate and inheritance taxes (including interest and penalties thereon but not including any generation-skipping transfer taxes imposed under Chapter 13 of the Internal Revenue Code of 1986, as amended (the “Code”)) on all assets passing under this Will shall be charged against my residuary estate.

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ARTICLE THREE

RESIDUARY ESTATE

A. The term “my residuary estate” includes all the residue of my assets of every kind, wherever located, including all assets which 1 have not otherwise effectively disposed of in this Will.

B. I leave my residuary estate to THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST, to be disposed of for charitable purposes in accordance with the provisions of that Trust Agreement. If THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST is not then an organization which can receive contributions eligible for income tax and estate tax charitable deductions, my Executors shall distribute my residuary estate to charitable organizations having purposes similar to those provided in such Trust Agreement, contributions to which are eligible for income tax and estate tax charitable deductions, as my Executors shall select in their sole discretion.

ARTICLE FOUR

TRUSTS

A. Any amount or amounts distributed to trusts for my grandchildren to be held pursuant to this paragraph A of Article FOUR shall be held in separate trusts, in accordance with the following provisions:

In each taxable year of the trust, the beneficiary (hereinafter in this paragraph A of Article FOUR referred to as “the Recipient”) shall receive, during the Recipient’s life, an amount equal to five percent ( 5% ) of the net fair market value of the assets of the trust valued as of the first day of each taxable year of the trust Provisions for distribution of the “income” of the trust are intended to mean this percentage distribution, in accordance with my understanding that certain tax benefits are available for the trust only if the distribution is determined in this way. The distribution shall be paid in quarterly installments out of income and, to the extent income is not sufficient, out of principal. Any income of the trust which is not required to be distributed shall be added to principal at the end of each taxable year and at the termination of the trust. The amount to be distributed shall be prorated on a daily basis for a short taxable year and for the taxable year ending with the Recipient’s death. In the taxable year ending with the Recipient’s death, any amount which is due to the Recipient shall be paid to the Recipient’s estate.

Upon the death of the Recipient, all of the then principal and income of the trust (other than any amount due the Recipient or his Or her estate under the provisions above) shall be distributed to THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST and disposed of for charitable purposes in accordance with the provisions of that Trust Agreement. If THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST is not an organization described in Sections 170(c) and 2055(a) of the Code at the time when any principal or income of the trust is to be distributed to it, then such principal or income shall be distributed to such one or more organizations, having purposes similar to those described in that Trust Agreement, and, which are described in Sections 170(c) and 2055(a), as my Trustees shall select in their sole discretion.

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I intend that the trust under this paragraph A shall qualify as a charitable remainder unitrust within the meaning of Section 6 of Rev. Proc. 90-30 and Section 664(d)(2) of the Code. Accordingly, the provisions of such trust under this paragraph A shall be construed and such trust created under this paragraph A shall be administered solely in accordance with said intention and in a manner consistent with Section 664(d)(2) of the Code and the regulations thereunder and with any successor section or regulations and any revenue rulings, revenue procedures, notices or other administrative pronouncements that may be issued thereunder by the Internal Revenue Service. Should the provisions of such trust under this paragraph A be inconsistent or in conflict with any such section, regulation, or administrative pronouncement, as issued from time to time, then such section, regulation or administrative pronouncement shall be deemed to override and supersede the provisions which are set forth herein. If any such section, regulation or administrative pronouncement at any time requires a charitable remainder unitrust to contain provisions that are not expressly set forth herein, such provisions shall be incorporated into this Will by reference and shall be deemed to be a part of this Will to the same extent as though they had been expressly set forth herein. However, anything to the contrary notwithstanding, I direct that even if the value of the charitable remainder interest is less than the minimum amount which is required for a trust to qualify as a charitable remainder trust (such minimum is currently ten percent), I nevertheless direct that the unitrust amount of five percent not be changed, even if it means the trust would therefore not qualify as a charitable remainder trust.

B. Any amount distributed to a trust for my brother ALVIN ROSENTHAL to be held pursuant to this paragraph B of Article FOUR shall be held in a separate trust, in accordance with the following provisions.

If my brother, ALVIN ROSENTHAL (“ALVIN”), survives me, in each taxable year of the trust, ALVIN shall receive, during his life, an amount equal to five percent (5%) of the net fair market value of the assets of the trust valued as of the first day of each taxable year of the trust (the “valuation date”). The distribution amount shall be paid in quarterly installments out of income and, to the extent income is not sufficient, out of principal. Any income of the trust which is not required to be distributed shall be added to principal at the end of each taxable year and at the termination of the trust. The distribution amount shall be prorated on a daily basis for a short taxable year and for the taxable year ending with ALVIN’s death. In the taxable year ending with ALVIN’s death, any amount which is due to him shall be paid to his estate.

Upon the death of ALVIN, my Trustees shall distribute all of the then principal and income of the trust (other than any amount due ALVIN or his estate under the provisions above) to THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST, to be disposed of for charitable purposes in accordance with the provisions of that Trust Agreement If THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST is not an organization described in Sections 170(c) and 2055(a) of the Code at the time when any principal or income of the trust is to be distributed to it, then such principal or income shall be distributed to such one or more organizations, having purposes similar to those described in that Trust Agreement, and which are described in Sections 170(c) and 2055(a), as my Trustees shall select in their sole discretion.

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I intend that the trust under this paragraph B shall qualify as a charitable remainder unitrust within the meaning of Section 6 of Rev. Proc. 90-30 and Section 664(d)(2) of the Code. Accordingly, the provisions of the trust under this paragraph B shall be construed and the trust created under this paragraph B shall be administered solely in accordance with said intention and in a manner consistent with Section 664(d)(2) of the Code and the regulations thereunder and with any successor section or regulations and any revenue rulings, revenue procedures, notices or other administrative pronouncements that may be issued thereunder by the Internal Revenue Service. Should the provisions of the trust under this paragraph B be inconsistent or in conflict with any such section, regulation, or administrative pronouncement, as issued from time to time, then such section, regulation, or administrative pronouncement shall be deemed to override and supersede the provisions which are set forth herein. If any such section, regulation or administrative pronouncement at any time requires a charitable remainder unitrust to contain provisions that are not expressly set forth herein, such provisions shall be incorporated into this Will by reference and shall be deemed to be a part of this Will to the same extent as though they had been expressly set forth herein. However, anything to the contrary notwithstanding, I direct that even if the value of the charitable remainder interest is less than the minimum amount which is required for a trust to qualify as a charitable remainder trust (such minimum is currently ten percent), I nevertheless direct that the unitrust amount of five percent not be changed, even if it means the trust would therefore not qualify as a charitable remainder trust

C. The following provisions shall be applicable to the trusts created under paragraphs A and B, above:

If for any year the net fair market value of the trust assets is incorrectly determined, then within a reasonable period after the value is finally determined for federal tax purposes, the Recipient shall receive from the trust (in the case of an undervaluation) or pay back to the trust (in the case of an overvaluation) an amount equal to the difference between the unitrust amount properly payable and the unitrust amount actually paid.

The obligation to pay the unitrust amount shall commence with the date of my death but payment of the unitrust amount may be deferred from such date until the end of the taxable year of the trust in which occurs the complete funding of the trust. Within a reasonable time after the end of the taxable year in which the complete funding of the trust occurs, my Trustees must pay to the Recipient (in the case of an underpayment) or receive from the Recipient (in the case of an overpayment) the difference between: (1) any unitrust amounts actually paid, plus interest, compounded annually, computed for any period at the rate of interest that the federal income tax regulations under Section 664 of the Code prescribe for the trust for such computation for such period, and (2) the unitrust amounts payable, plus interest, compounded annually, computed for any period at the rate of interest that the federal income tax regulations under Section 664 prescribe for the trust for such computation for such period.

No additional contributions shall be made to the Trust after the initial contribution. The initial contribution, however, shall consist of all property passing to the trust as a result of my death.

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My Trustees shall make distributions at such time and in such manner as not to subject the trust to tax under Section 4942 of the Code. Except for the payment of the unitrust amount to the Recipient, my Trustees shall not engage in any act of self-dealing, as defined in Section 4941(d) of the Code, and shall not make any taxable expenditures, as defined in Section 4945(d) of the Code. My Trustees shall not make any investments that jeopardize the charitable purposes of the trust within the meaning of Section 4944 of the Code and the regulations thereunder, and shall not retain any excess business holdings, within the meaning of Section 4943(c).

The taxable year of the trust shall be the calendar year.

The operation of the trust shall be governed by the laws of the State in which this Will is first admitted to probate. The trustees, however, are prohibited from exercising any power of discretion granted under said laws that would be inconsistent with the qualification of the Trust under section 664(d)(2) of the Code and the corresponding regulations.

I intend to create charitable remainder trusts as described in section 664(d)(2) of the Internal Revenue Code, and this Will shall be interpreted in accordance with this intent. My trustees may, by an instrument filed in the court in which this Will is probated, amend the trust for the sole purpose of effecting this intent, except that the five percent annual payments may not be changed.

Nothing in this Trust instrument shall be construed to restrict the trustees from investing the Trust assets in a manner that could result in the annual realization of a reasonable amount of income or gain from the sale or disposition of Trust assets.

D. Notwithstanding any provision of this Will to the contrary, my grandchildren DAVID PANZIRER and WALTER PANZIRER shall not be entitled to any distributions from any trust established for such beneficiary’s benefit under this Will unless such beneficiary visits the grave of my late son, JAY PANZIRER, at least once each calendar year, preferably on the anniversary of my said son’s death (March 31, 1982) (except that this provision shall not apply during any period that the beneficiary is unable to comply therewith by reason of physical or mental disability as determined by my Trustees in their sole and absolute discretion). If DAVID or WALTER fails to visit the grave during any calendar year, her or his interest in the separate trust established for her or his benefit shall be terminated at the end of such calendar year and the principal of such trust, together with all accrued and undistributed net income, shall be disposed of as if such beneficiary had then died.

My Trustees shall have placed in the Helmsley Mausoleum a register to be signed by each visitor and shall rely on it in determining whether the provisions of this paragraph have been complied with, and my Trustees shall have no duty to make, and shall be prohibited from making, any further inquiries after determining whether or not such beneficiary signed such register. At the end of any calendar year, my Trustees shall have the right to presume that the beneficiary did not visit the grave during that calendar year if his or her signature does not appear on the register for such calendar year.

E. To the extent permitted by law, and except for a disclaimer’ or renunciation, no interest of any beneficiary in the income or principal of any trust shall be subject to pledge, encumbrance, assignment (except to a trust for the beneficiary’s benefit), sale or transfer in any manner, nor shall the interest of any beneficiary be liable while in the possession of my Trustees for the debts, contracts, liabilities, engagements or torts of the beneficiary.

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ARTICLE FIVE

ULTIMATE DISPOSITIONS

If upon my death or upon the termination of any trust created under my Will there shall be no beneficiary then entitled to receive the residue of my estate or the remaining assets of such trust, then in such event I direct that the residue of my estate or the remaining assets of such trust, as then constituted, shall be distributed to THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST, to be disposed of for charitable purposes in accordance with the provisions thereof.

ARTICLE SIX

FIDUCIARIES

A. I appoint my brother ALVIN ROSENTHAL, my grandson DAVID PANZIRER, my grandson WALTER PANZIRER, my attorney SANDOR FRANKEL, and my friend JOHN CODEY (herein called the “individual fiduciaries”), or such of them who qualify, as Executors of my Will and as Trustees of all of the trusts established under this Will.

B. (1) At such time as there are fewer than three individual fiduciaries acting as such fiduciaries, then such individual fiduciaries as are then acting shall promptly designate a corporate fiduciary to serve as an Executor hereof and/or a Trustee of the trusts hereunder when there are fewer than two individual fiduciaries acting in such capacity.

(i) In selecting such corporate fiduciary, and fixing the terms of compensation, the individual fiduciaries shall first approach CITIBANK, N.A., New York, New York; and if an agreement satisfactory to the individual fiduciaries is not reached, the individual fiduciaries shall then approach such other corporate fiduciary as I shall have designated by an acknowledged written instrument or, in the absence of such designation, then such other corporate fiduciary as the individual fiduciaries shall select.

(ii) In all events, it is my wish and expectation that a corporate fiduciary selected in the manner provided above (or any entity that succeeds such institution by merger or acquisition), and which shall have agreed to terms of compensation and other matters satisfactory to the individual fiduciaries, shall be selected as a successor Executor and/or Trustee to commence serving at such time as there is only one individual Executor and/or Trustee acting hereunder.

(iii) In reaching a determination, the individual Executor(s) and Trustee(s) shall act in a manner consistent with their fiduciary duties.

(2) Any action by my Executors or Trustees pursuant to this paragraph B shall be absolute and binding on all persons interested in my estate or any trust hereunder.

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C. If any Executor or Trustee becomes disabled, that determination of disability shall also constitute that individual’s immediate resignation as an Executor or Trustee, without any farther act. For the purposes of this paragraph, a person shall be considered disabled if either (i) a committee, guardian, conservator or similar fiduciary shall have been appointed for such person or (ii) a court shall have determined, or two physicians shall have certified, that the person is incompetent or otherwise unable to act prudently and effectively in financial affairs.

D. Each successor Executor and successor Trustee shall have all rights and discretions which are granted to the Executor and Trustee who preceded that successor, except those which may be specifically denied in this Will.

E. No bond or other security shall be required in any jurisdiction of any Executor herein or Trustee hereunder named or appointed as herein provided.

F. To the extent not prohibited by law, my fiduciaries shall have the right to maintain physical possession of any tangible or intangible property in my estate or any trust hereunder in any jurisdiction, notwithstanding that my Will may have been probated in another jurisdiction or that my Executor may have qualified pursuant to the laws of such other jurisdiction.

G. No fiduciary shall have any power whatsoever to make or participate in making decisions affecting in any way the disposition of the income or the principal of such trust to or for the benefit of such person or in discharge of a legal obligation of support which such person has.

H. All decisions regarding my estate or any trust shall be made by a majority of my Executors or Trustees not disqualified to act thereon, or by both if only two arc then serving. My fiduciaries may from time to time authorize one of their number, or each of them acting singly, to execute instruments of any kind on their behalf (including, but not by way of limitation, any check, order, demand, assignment, transfer, contract, authorization, proxy, consent, notice or waiver). As to third parties dealing with my fiduciaries, instruments executed and acts performed by one fiduciary shall be fully binding as if executed or performed by all of them. An authorization shall be valid until those acting in reliance on it receive actual notice of its revocation.

I. No fiduciary shall be liable or responsible in any way or manner for any action or inaction unless such fiduciary shall have acted in bad faith or shall have failed to exercise reasonable care, diligence and prudence. In no event shall any fiduciary be liable on account of any default of any other fiduciary unless liability may be imposed upon such fiduciary for such fiduciary’s own misconduct.

J. No one dealing with any Executor or Trustee shall be required to investigate such fiduciary’s authority for entering into any transaction or to see to the application of the proceeds of any transaction.

K. If ancillary or separate administration of my property in any jurisdiction becomes necessary or desirable, 1 authorize my Executors to be, or to designate an individual or a bank or trust company to be, ancillary executor or to occupy such other fiduciary positions as may be appropriate to accomplish such ancillary or separate administration.

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L. No individual Executor or individual Trustee shall be entitled to statutory commissions for serving as such.

M. Any one or more executors or trustees may render services to the Estate or any Trust hereunder as an officer, manager, or employee of the Estate or any Trust hereunder, or in any other capacity, notwithstanding the fact that they may appoint themselves to serve in such capacities, and they shall be entitled to receive reasonable compensation for such services. No such person shall be required to furnish any bond in connection with any such employment.

ARTICLE SEVEN

FIDUCIARIES’ POWERS

A. In addition to all powers conferred upon them by law, I hereby give to my fiduciaries the following powers, authority and discretion, to be exercised by them without regard to present or future statutory limitations thereon and with respect to all property, real or personal, which I own or in which I have any interest or which may at any time under any of the provisions of this Will be subject to administration by my fiduciaries:

1. To retain and hold (including the retention of any such property owned, beneficially or of record, by me at the time of my death) securities of HELMSLEY ENTERPRISES, INC. or of any successor corporation or other business entity, irrespective of the proportion of the total assets of my estate or of any trust which such investment may represent and irrespective of the fact that one or more of my fiduciaries may be a director or an officer of or otherwise connected with any of such corporations; and my fiduciaries shall not be liable or responsible for any loss, either of income or of capital value, incurred by reason of their retention of securities of such corporations, and shall have no duty to investigate the underlying assets of any of such corporations or to seek other information regarding any of such corporations; and I designate my Executors, or an individual designated by my Executors, as successor to me as a member of any partnership in which I have an interest at ray death; subject, however, to my overriding intention as provided in Paragraph D of this Article;

2. Subject to the provisions of Paragraphs D and E of this Article, to manage, operate, repair, improve, mortgage and lease for any term any real estate; and to determine whether or not to establish any reasonable reserves to be charged against income for depreciation of any buildings or capital improvements thereon;

3. To borrow such amounts, from such persons other than my individual fiduciaries (or any beneficiary of my estate or any trust hereunder), upon such terms and conditions and for such purposes as they may deem advisable and to pledge any assets of my estate or any trust hereunder to secure the repayment of any amounts so borrowed, provided that all loans shall be made at a reasonable rate of interest;

4. To divide any trust estate held hereunder (or any bequest directed to be held in trust hereunder) into separate identical trusts, and to allocate to each such separate trust such assets from the original trust (or bequest) as they shall deem advisable, and to combine or merge any two or more separate trusts held hereunder for the benefit of the same individual, and having identical or substantially identical provisions, into one trust, all as they shall determine in their discretion and without application to any court;

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5. Except to the extent prohibited by law, to delegate in whole or in part, to any agent or agents (who may be one or more of my fiduciaries), any of the powers granted to my fiduciaries, including but not limited to the authority and power to (a) sign checks, drafts or orders for the payment or withdrawal of funds from any bank account in which funds of my estate or any trust shall be deposited, (b) endorse fox sale, transfer or delivery, or sell, transfer or deliver, or purchase or otherwise acquire, any and all stocks, bonds or other securities whatsoever, and (c) gain access to any safe deposit box or boxes in which assets of my estate or any trust may be located or which may be in the names of my fiduciaries and remove part or all of the contents of any such safe deposit box or boxes and release and surrender the same;

6. To commingle in one or more funds and to hold and administer in solido the income from and principal of any two or more trusts held hereunder;

7. To employ such attorneys, accountants, custodians, investment advisors, real estate consultants and other persons (including any firm with which any of my fiduciaries may be affiliated) as they may deem advisable in the administration of my estate or any trust hereunder, and to pay them such compensation as they may deem proper;

8. In general, to exercise all powers in the management of my estate and any trust hereunder which any individual could exercise in the management of similar property owned in his own right, upon such terms and conditions as to them may seem best, and to execute and deliver all instruments and to do all acts which they deem necessary or advisable to carry out the purposes of my Will, and my fiduciaries shall have no liability by reason of any action, inaction, determination or exercise of discretion taken or made in good faith nor by reason of any loss sustained as a result of the purchase, retention, sale, exchange or other disposition of any property made in good faith.

B. Notwithstanding the foregoing, subject to the provisions of the Internal Revenue Code and state law relating to charitable split interest trusts, my fiduciaries shall be limited in the investment and reinvestment of funds held by my estate or by any trust under this Will to U.S. Treasury obligations and state and municipal obligations, such investments to be purchased based on the highest investment standards in the opinion of brokerage firms and/or investment advisors. These investments shall be held by a financial institution, preferably one which does not charge for such service. This restriction shall not affect the power of my fiduciaries to retain and deal with any assets which I may own at my death or which my fiduciaries may receive by reason of my death.

C. No power or discretion granted to ray Executors and Trustees, by this Will or by law, including, without limitation any investment power, shall apply to any disposition of property hereunder to any charitable organization (including THE LEONA M. AND HARRY B. HELMSLEY CHARITABLE TRUST) if the authority to exercise such power or discretion would affect the availability to my estate of a Federal estate tax charitable deduction for such dispositions. All powers or discretion conferred on my Executors and Trustees may be exercised only in such manner as is consistent with the allowance of such deduction. This paragraph C shall be construed as a precedent (and not as a subsequent) limitation or condition.

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D. As to each and any corporation, partnership or other business entity, public or private, in which my Executors in that capacity hold any equity interest exceeding one percent (1%) of the net value of such corporation, partnership or other business entity (each such corporation, partnership or other business entity being hereafter referred to as the “Entity”), my Executors are directed to dispose of such interests in excess of one percent (1%) as promptly as they shall determine to be reasonably practical without adversely affecting the value realizable on the sale of such interests.

In furtherance of my intent as expressed above, I authorize and empower my Executors, to the extent permitted by law, to exercise their rights and powers as holders of such shares or interests, to sell or otherwise dispose of the assets or business or, in their sole discretion, to sell, exchange, offer for redemption or otherwise dispose of the shares of or interest in the Entity owned by my estate, or to effect the liquidation or dissolution of the Entity, at such time or times and upon such terms and conditions as shall, in the opinion of my Executors, be in the best interests of my estate.

During the period of administration required before the disposition of the interests described above, any one or more of my Executors may act as officer, partner, director, manager or employee of the Entity, and the Executors are specifically authorized to exercise their rights of ownership as Executors for the election or appointment of any person or persons, including themselves, as directors, officers, managers or the like, and I direct that no such person shall be required to furnish any bond in connection with any such employment.

I am aware that conflicts of interest may arise by reason of service on the part of my Executors as such and as officer, partner, director, manager or employee of the Entity and by reason of my Executors owning an interest in the Entity in their own right. I intend that my Executors shall, in all respects, be free to exercise the powers and discretion herein conferred as fully and unrestrictedly as if there were no such conflicting interests. With this thought in mind, I expressly exempt my Executors from the adverse operation of any rule of law which might otherwise apply to them in the performance of their fiduciary duties by reason of conflict of interest. Without limiting the generality of the foregoing, I specifically direct that my Executors shall not have any greater burden of justification in respect of their acts as Executors by reason of conflict of interest than they would have in the absence of any such conflict.

E. Anything herein to the contrary notwithstanding, I direct that during any period of administration required before the disposition of such property as described above, the management of any property which at my death was owned or controlled (directly or indirectly) by me shall be performed by an entity which is also owned, operated or controlled (directly or indirectly) by my Executors or Trustees, as the case may be, except that this provision shall not preclude a corporate fiduciary from serving as an Executor or a Trustee.

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ARTICLE EIGHT

FURTHER CONDITION

If any beneficiary under this Will shall, directly or indirectly, file or cause to be filed objections to this Will, or shall in any other manner contest this Will, in part or in whole, or attempt to prevent the probate thereof, or shall, directly or indirectly, institute or prosecute any action or proceeding to invalidate or set aside this Will or any of its provisions, or shall assert any claim against me or my estate, then any bequest under this Will to or for the benefit of such beneficiary (whether outright or in trust) and his or her issue shall not be paid to them or for their benefit and such beneficiary and his or her issue shall be deemed to have predeceased me for all purposes of this Will. The determination of my Executors concerning the application of this Article shall be conclusive on all interested parties.

ARTICLE NINE

CONSTRUCTION

Whenever the masculine or feminine or neutral gender is used in this Will, it shall be deemed, when appropriate to the context, to include any other gender as well. Whenever appropriate, the singular shall include the plural and the plural shall include the singular, as the context may require. The headings in this Will have been inserted solely for convenient reference, and shall be ignored in its construction.

IN WITNESS WHEREOF, I have hereunto set my hand to this my Last Will and Testament this 15th day of July, 2005.

/s/ Leona M. Helmsley
LEONA M. HELMSLEY

The foregoing instrument was signed, published and declared by the said Testatrix, LEONA M. HELMSLEY, as and for her Last Will and Testament, in our presence, and we at her request, and in her presence, and in the presence of each other, have hereunto subscribed our names as witnesses on the day and year last above written.

                                                                                                   residing at

                                                                                                   residing at

                                                                                                   residing at

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Fisk Building Associates L.L.C.

Operating Agreement & Amendments

1. Partnership Agreement dated May 1, 1954

2. Modification Agreement dated June 27, 1960

3. Consent and Operating Agreement dated February 13, 2003

AGREEMENT made this 1st day of May, 1954, among LAWRENCE A. WIEN, residing at                                 ;

HARRY B. HELMSLEY, residing at                                 ;                                  residing at                                 ,                                  residing at                                 ,                                  residing at                                  residing at                                  residing at                                 ;                                  residing at                                  residing at                                 ;                                  residing at                                  residing at                                 ,                                  residing at                                  residing at                                  residing at                                 ; and                                 , residing at

W I T N E S S E T H:

WHEREAS, the parties hereto have contributed to a fund to be used for the purchase of the leasehold on premises 250 West 57th Street, New York, New York, created by written lease dated September 30, 1953, between 250 West 57th St, Associates, as Landlord, and Fisk Building Associates, a co-partnership of Lawrence A, Wien and Harry B. Helmsley, as Tenant; and

WHEREAS, the parties desire to form a partnership for the ownership of such leasehold;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree: as follows;

1. The parties hereby form a partnership, to be known as “Fisk Building Associates”, for the purpose of acquiring the aforesaid leasehold and operating the premises known as 250 West 57th Street in the Borough of Manhattan, City, County and state of New York.

2. The partnership shall continue for as long as it shall own the leasehold, and its principal office shall be maintained at 350 Fifth Avenue, New York, New York,

3. It is acknowledged that each party has paid his full share in the fund above described, in the following amounts, and that the assets of the partnership are owned by them in undivided fractional parts, as follows:

Name	Payment	Fractional Interest
Jerry B. Helmsley	$15,000	15%
Lawrence A. Wien	$10,000	10%
	$10,000	10%
	$10,000	10%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%
	$5,000	5%

	$200,000	100%

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4. All profits find losses arising from the con-duct or the business of the partnership shall be shared by the parties in proportion, to their respective fractional interests,

5. Dwight-Helmsley, Inc. of 175 Fifth Avenue, New York, New York, shall manage the demised premises as the agent of the partnership, and shall be compensated therefor in accordance with the usual rates prescribed by the Real Estate Board of New York.

The firm of Wien, Lane, Klein & Purcell, Esqs., of 350 Fifth Avenue, New York, New York, shall maintain the backs and records of the partnership and supervise the operation of this agreement, and shall be paid therefor the sum of One Thousand Dollars ($1,000) per month.

6. The leasehold interest shall not be sold, nor shall the managing agent be changed except for just cause, nor shall any step be taken to change the existing method of operation of the partnership, unless such sale or change is first approved by the written vote of parties owning at least three-fourths (3/4) of the leasehold interest. If such sale or change is thus approved, all parties agree to execute and deliver any Instruments necessary to effectuate such sale or change.

7. Any party may sell or transfer his interest in the partnership and in its assets, provided that the transferee is a person of full age and that such transferee assumes in writing the obligations of the transferor hereunder, Thereupon, the transferee shall be a member of the partnership with the same rights and liabilities as the transferor.

8. Upon the death of any party, the partnership shall continue without interruption. All parties agree to accept in place of any deceased party any individual of full age who shall have been designated by such decedent to succeed him as a member of the partnership. The designation shall be made in the Last Will and Testament of the deceased party or, if not so made, the executor or administrator of the deceased party’s estate shall make such designation, Any individual so designated shall accept such designation in writing, shall assume all the obligations of the decedent hereunder, and shall then be a member of the partnership with the same rights and liabilities as the deceased party.

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In the event that any party dies, and no successor for him is qualified within six (6) months after his death, the surviving parties may purchase the interest of the deceased party in the partnership and in its assets within thirty (30) days after the expiration of such six (6) month period. The surviving parties shall share in such purchase in proportion to their respective fractional interests. The price of the deceased party’s interest shall be computed on the basis of an original cost of $100,000. for the entire partnership and its assets, less any capital repaid thereon since the inception of this partnership.

9. Any dispute regarding this agreement or the aforesaid leasehold shall be settled by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then in effect, and such decision shall be binding upon all of the parties.

10. This agreement shall be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

By:	/s/ Lawrence A. Wien
Lawrence A. Wien

By:	/s/ Harry B. Helmsley
Harry B. Helmsley

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MODIFICATION AGREEMENT made this 27th day of June, 1960, among CLARENCE Q. BERGER, as Trustee under Declaration of Trust, dated October 1, 1958, residing at                                 ; HARRY B. HELMSLEY, residing at                                  residing at                                  residing at                                  residing at                                  residing at                                  residing at                                  residing at                                  residing at                                  residing at                                 ;                                  residing at                                  and                                  residing at

W I T N E S S E T H:

WHEREAS, toy agreement, dated May 1, 1954, among Lawrence A. Wien and others, a partnership known as Fisk Building Associates was created; and

WHEREAS, the undersigned, being the present partners of Fisk Building Associates, desire to modify their said partnership agreement.

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NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. The following sentence shall toe added at the end of paragraph 6 of said partnership agreement, dated May 1, 1954:

“Anything in this paragraph 6 to the contrary notwithstanding, in the event of the death of Harry B. Helmsley or his retirement from active participation in the conduct of the business of Helmsley-Spear, Inc. or its successors, said change of the managing agent shall require only the approval by the written vote of parties owning at least sixty (60%) per cent of the leasehold interest”.

2. Except as herein modified, said partnership agreement, dated May 1, 1954, shall continue in full force and effect.

3. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

/s/ Clarence Q. Berger
Clarence Q. Berger, as Trustee
under Declaration of Trust,
dated October 1, 1958

/s/ Harry B. Helmsley
Harry B. Helmsley

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We hereby consent to the foregoing modification of the partnership agreement of Fisk Building Associates, and agree that, in the event of the death or retirement mentioned above and upon the written approval specified above, we or our successors may be discharged without cause as managing agent.

HELMSLEY-SPEAR, INC.

DATED:	By:	/s/ Harry B. Helmsley
Harry B. Helmsley, President
New York, New York
June 27, 1960

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CONSENT AND OPERATING AGREEMENT FOR

FISK BUILDING ASSOCIATES L.L.C

Reference is made to Fisk Building Associates (“Associates”), a partnership existing under a May 1, 1954 Agreement among Lawrence A. Wien and others, as modified by a June 27, 1960 Modification Agreement (such Agreement and Modification being collectively the “Agreement”).

To effect the matters herein, the undersigned partner in Associates hereby irrevocably consents and agrees (i) to convert Associates to a New York limited liability company with the name “Fisk Building Associates L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Associates’ Supervisor, to effect the conversion (including, without limitation, acting as agent for Associates and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, and (iv) to adopt all terms of the Agreement as Associates’ limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Fisk Building Associates” shall be amended to read “Fisk Building Associates L.L.C.”

2. The following shall be added as a new last sentence of Paragraph 7 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Associates’ limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: November 13, 2001

Peter L. Malkin

/s/ Peter L. Malkin

8

CONSENT AND OPERATING AGREEMENT FOR

FISK BUILDING ASSOCIATES L.L.C.

Reference is made to Fisk Building Associates (“Associates”), a partnership existing under a May 1, 1954 Agreement among Lawrence A. Wien and others, as modified by a June 27, 1960 Modification Agreement (such Agreement and Modification being collectively the “Agreement”).

To effect the matters herein, the undersigned partner in Associates hereby irrevocably consents and agrees (i) to convert Associates to a New York limited liability company with the name “Fisk Building Associates L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Associates’ Supervisor, to file the certificate of conversion attached as Exhibit A hereto in the proper filing offices under New York law, and (iv) to adopt all terms of the Agreement as Associates’ limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Fisk Building Associates” shall be amended to read “Fisk Building Associates L.L.C.”

2. The following shall be added as a new last sentence of Paragraph 7 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Associates’ limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: October 16, 2002

Leona M. Helmsley

/s/ Leona M. Helmsley
Signature

9

EXHIBIT A

CERTIFICATE OF CONVERSION OF

FISK BUILDING ASSOCIATES

TO

FISK BUILDING ASSOCIATES L.L.C.

UNDER SECTION 1006 OF THE LIMITED LIABILITY COMPANY LAW

FIRST: The partnership was, in accordance with the provisions of the Limited Liability Company Law, duly converted to a limited liability company.

SECOND: The name of the partnership was: FISK BUILDING ASSOCIATES.

THIRD: The name of the limited liability company is: FISK BUILDING ASSOCIATES L.L.C.

FOURTH: The county within this state in which the office of the limited liability company is to be located is: New York.

FIFTH: The Secretary of State is designated as the agent of the limited liability company upon whom process against it may be served. The post office address within or without this state to which the Secretary of State shall mail a copy of process against the limited liability company served upon him or her is: Wien & Malkin LLP, 60 East 42nd Street, New York, New York 10165, Attn; Thomas N. Keltner, Jr.

SIXTH: The limited liability company is to be managed by (check the appropriate box):

☒	1 or more members

☐	A class or classes of members

☐	1 or more managers

☐	A class or classes of managers

IN WITNESS WHEREOF, this certificate has been subscribed this day          day of October of 2002, by the undersigned who affirms that the statements made herein are true under the penalties of perjury.

Peter L. Malkin, Authorized Person
(signature)	(name and capacity of signer)

10

Empire State Building Company L.L.C.

Operating Agreement & Amendments

1. Partnership Agreement dated April 2, 1971

2. Consent and Operating Agreement dated December 17, 2001

PARTNERSHIP AGREEMENT

AGREEMENT made this 2nd day of April, 1971, between HARRY B. HELMSLEY, residing at 61 Ridgecrest Road, Briarcliff Manor, New York; LAWRENCE A. WIEN, residing at 785 Fifth Avenue, New York, New York; and MARTIN WEINER ASSOCIATES, a New York partnership, having its principal office at Krugman, Chapnick, Grimshaw & Dubow, 262 Main Street, Paterson, New Jersey.

W I T N E S S E T H:

WHEREAS, a joint venture known as Empire State Building Company was formed by agreement made August 15, 1961, as modified by agreement made August 2, 1969; and

WHEREAS, the parties hereto are the present members of said joint venture; and WHEREAS, said joint venture holds the Operating Sublease of the Empire State Building and the underlying land and operates said Building; and

WHEREAS, the parties desire to convert said joint venture to a partnership whereby the partnership will succeed the joint venture as the holder of said Operating Sublease and as the operator of said Building.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties agree as follows:

1. The parties hereby form a partnership known as: “Empire State Building Company” for the purpose only of succeeding said joint venture as the holder of said Operating Sublease and as the operator of said Building.

2. The principal office of the partnership shall be maintained at 60 East 42nd Street, New York, New York, or at such other address as the parties may hereafter designate.

3. The partnership and its business shall continue and not be dissolved until the first of the following events occur: (a) the Operating Sublease shall have been disposed of pursuant to this agreement, (b) the Operating Sublease shall have been terminated or (c) a mutual agreement of the parties to terminate the partnership shall have been made. The partnership and its business shall not be interrupted by the bankruptcy, retirement, death, insanity or legal disability of any party, the assignment off any interest of any party hereunder or, except as herein provided, by the act of any party.

4. The parties shall own the following interests in the partnership:

Harry B. Helmsley	-63 3/4%
Lawrence A. Wien	-23 3/4%
Martin Weiner Associates.	-12 1/2%

100%

All profits and losses shall be shared by the parties in proportion to their respective interests.

5. All contributions of capital’ to the partnership hereafter required shall be made by the parties in proportion to their respective interests and ail returns and losses thereof shall be shared by the parties in the same proportions.

6. Helmsley-Spear, Inc., or its successors, of 60 East 42nd Street, New York, New York, shall be the managing agents of the Building for the partnership and shall be paid a management fee of Ninety Thousand Dollars ($90,000) a year, and shall also receive leasing commissions and renewal leasing commissions based upon the recommended rates of the Real Estate Board of New York, Inc., prevailing from time to time.

7. The firm of Wien, Lane & Malkin, Esqs., or its successors, of 60 East 42nd Street, New York, New York, shall maintain the books and records of the partnership, shall supervise the operation of this agreement, and shall be paid for its services a fee of Ninety Thousand Dollars ($90,000) a year.

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8. Lawrence A. Wien and Harry B. Helmsley, or survivor, and whether or not they or he are then parties hereunder, shall have full administrative and operational control of all matters connected with the business of the partnership other than those matters mentioned in paragraph 9 below, but including, without limitation, all matters connected with the operation, management, leasing, maintenance, repair and improvement of the Building. Helmsley-Spear, Inc., as managing agents of the Building, shall be subject to the control of said Lawrence A. Wien and Harry B. Helmsley, or survivor. All decisions of said Lawrence A. Wien and Harry B. Helmsley shall be made jointly. Their decisions and the decisions of the survivor shall be binding upon the partnership and said Helmsley-Spear, Inc. After the death of both Lawrence A. Wien and Harry B. Helmsley, all decisions relating to the aforesaid matters shall be subject to the approval of parties owning partnership interests aggregating at least Eighty (80%) Per Cent.

9. Notwithstanding anything contained in this agreement, the following, and only the following, which are deemed to be major decisions of policy and matters affecting the partnership beyond administrative and operational matters, shall be had and done only with the written approval of parties owning partnership interests aggregating at least Eighty (80%) Per Cent: (a) the modification, sale, assignment or mortgaging of the Operating Sublease; (b) the modification of any mortgage of the Operating Sublease; (c) the making or modification of any sub-sublease of the entire premises; (d) the termination, except for just cause, of the employment of either of the aforesaid firms; and (e) the changing of the compensation of either of such firms.

3

If such approval is given, all parties agree to execute and deliver any instruments necessary to effectuate such action. Anything herein to the contrary notwithstanding, in the event of the death of Harry B. Helmsley or his retirement from active participation in the conduct of the business of Helmsley-Spear, Inc., or its successors, the termination of the employment of Helmsley-Spear, Inc. or its successors, as managing agent, shall require only the written approval of parties owning partnership interests aggregating at least Fifty One (51%) Per Cent.

10. Notwithstanding the fact that the parties have hereby formed a general partnership pursuant to and governed by the provisions of the Partnership Law of the State of New York, no action on any of the matters set forth in paragraph 9 above shall be binding upon the partnership or parties hereto not taking such action, without the written approval required under said paragraph 9.

11. No party shall assign, transfer, encumber or otherwise dispose of his partnership interest (except by a sale or pledge under the specific conditions provided below) without the prior written consent of all the remaining parties and any such purported transaction without such con sent shall be null and void.

A party may sell his partnership interest, provided that he shall first extend to the remaining parties a thirty day option in writing to purchase same at a stipulated price; provided, however, that (i) any individual party may assign his interest to a corporation of which he is the sole stockholder or to a charitable foundation which he or his family controls, (ii) any corporate party having a sole stockholder may assign its interest to a charitable foundation controlled by such stockholder or his family, (iii) any charitable foundation party controlled by an individual or his family may assign its interest to a corporation of which the individual is the sole stockholder, and (iv) any corporate party having a sole stockholder may assign its interest to its stockholder, and this option shall be deemed waived in each such instance.

4

A party may pledge his partnership interest, provided that the pledgee shall not be entitled to become a member of the partnership unless the pledgee and pledgor shall first extend to the remaining parties a thirty day option in writing to purchase the pledged interest free of the pledge at a price equal to the balance of the loan secured by the pledge. The pledgor may give to pledgee an irrevocable power of attorney to extend such option on behalf of pledgor and to convey the interest, free of the pledge, and the parties hereto may rely on such power of attorney.

If all of the remaining parties exercise any of the aforesaid options, they shall each participate in the purchase in the same proportion as the partnership interest of each bears to the total partnership interests of the said remaining parties. If some of the remaining parties do not exercise the option, the parties exercising the option shall each have the further option within five days following said thirty day period to purchase the additional portions thus made available, first, in the same proportion as the partnership interest of each of such parties exercising the option bears to their total partnership interests, and second, to the extent that such additional portions are not fully purchased, the other party or parties exercising the further option shall have another five days within which to purchase all remaining portions.

If the selling or pledging party is Lawrence A. Wien or Harry E. Helmsley (or his solely owned corporation or his charitable foundation), then notwithstanding any of the above provisions of this paragraph 11 to the contrary, the other one of said two persons (or his solely owned corporation or his charitable foundation if same has replaced him as a party hereunder) shall have the prior right during the first ten days of said thirty day period to purchase the entire interest being offered.

5

To the extent that any of the partnership interest offered pursuant to the options is not, purchased within the said thirty day and five day periods:

(a) in the case of a sale, the selling party may sell his interest or so much of same as remains to any individual, firm or corporation, provided that the sale is consummated within the next ensuing 90 days, and provided further that the selling price (or proportion of same equal to the proportion of the interest remaining) is not less than the amount stipulated in the option extended to the other parties, and

(b) in the case of a pledge, the pledgee shall have the right to be substituted as a member of the partnership as to the pledged interest or so much of same as remains.

The transfer or issuance of any stock of any corporate party, however accomplished, shall be deemed an assignment of the party’s partnership interest hereunder; with the exception, however, of any transfer resulting by reason of death, bankruptcy or legal disability, and with the further exception of any transfer between existing stockholders.

Any individual, firm or corporation to whom a selling party is permitted to sell his interest pursuant to the terms hereof, or to whom a pledging party shall have pledged his interest and who shall have the right to be substituted as a member of the partnership pursuant to the terms hereof, shall accept an assignment of the interest in writing and shall thereupon become a member of the partnership with the same rights and obligations as the withdrawing party.

All references in this paragraph 11 to a sale or pledge of a partnership interest shall be deemed to include a sale or pledge of all or part of the interest. All of the provisions of this paragraph 11 shall be subject to any restrictions now or hereafter contained in the Master Lease of the Building and underlying land, any mortgage thereon and/or the Operating Sublease.

6

12. All parties agree to accept in place of any deceased party any individual of full age who or any firm which shall have been designated by such decedent to succeed him as a member of the partnership. The designation shall be made in the Last Will and Testament of the deceased party, or if not so made, the executor or administrator of the deceased party’s estate shall make such designation. The individual or firm so designated shall accept such designation in writing, and shall then be a member of the partnership with the same rights and liabilities as the deceased party.

In the event that any party dies and no successor for him is’ qualified within eight months thereafter, the surviving parties may purchase the interest of the deceased party within 90 days after the expiration of such eight months period, and the surviving parties shall share in such purchase in proportion to their respective partnership interests. The price shall be the book value of the deceased party’s share of the capital of the partnership on the date of death, but in no event shall, such price be less than One Hundred Dollars ($100).

13. The parties acknowledge that they have been advised that the Master Lease of the Building and underlying land, any mortgage thereon and the Operating Sublease may each contain restrictions against the sale, pledge or other disposition or encumbrance of any interest (or of any rights therein or thereunder) in this partnership or in any joint venture or corporation or in any other partnership owning the Operating Sublease, without the prior written consent of the Master Lessor, Mortgagee and/or Sublessor. The parties acknowledge that a breach thereof may cause a default under and termination of the Master Lease and the Operating Sublease, at the option of the respective landlords, and a default and acceleration of any such mortgage.

7

Each party thereto represents that it has not caused or contributed to any breach of said restrictions and agrees that it will not do so, so long as it has an interest in this partnership or in any joint venture or corporation or in any other partnership owning the Operating Sublease. Each party agrees to indemnify all the other parties against all claims and damages resulting from any such breach on its part.

14. Each of the parties shall have the right to act on behalf of and to bind the partnership with respect to the acceptance of service of process, the acceptance of any or all notices that may be served or mailed to the Sublessee under the Operating Sublease as contemplated by the terms, covenants, agreements, provisions, conditions and limitations of said Sublease, and the performance of any and all matters having to do with arbitration as set forth in said Sublease.

15. During the remainder of the term of said Sublease, in each case and in each original and in each subsequent instance, neither said Sublease nor the interest of the partnership in said Sublease, nor any rentals in any lease or any sublease, shall be sold, assigned, transferred or in any other way disposed of, whether by operation of law or otherwise, nor shall the premises be further sublet as an entirety, without the prior written consent of the Master Lessor under the Master Lease and the Sublessor under the Operating Sublease.

16. It is acknowledged that each party has the legal power to dissolve the partnership in accordance with Section 62 of the New York Partnership Law (as presently in force), but the parties do hereby agree that they will not exercise such power Without unanimous written consent. If any party exercises such power in contravention of this agreement, he shall be personally liable for any damage sustained by the other parties, in accordance with Section 69 of the New York Partnership Law (as presently in force).

8

17. Any dispute regarding this agreement or any asset of the partnership shall be determined by arbitration in the City of New York, in accordance with the rules of the American Arbitration Association then in effect, and such determination shall be binding upon all of the parties.

18. This agreement shall inure to the benefit of and be binding upon the heirs, legal representatives successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have hereunto set their hands the day and year first above written.

/s/ Harry B. Helmsley
Harry B. Helmsley

/s/ Lawrence A. Wien
Lawrence A. Wien

Martin Weiner Associates

By:	/s/ Joan Konner
Joan Konner, Partner

9

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated,

Date: December 13, 2001

Leona M. Helmsley

/s/ Leona M. Helmsley
Signature

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: October 3, 2001

Peter L. Malkin Joint Venture In Empire State Building Company Dated 4/2/71

By:	/s/
General Partner

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: October 3, 2001

Peter L. Malkin Joint Venture In Empire State Building Company Dated 7/2/71

By:	/s/
General Partner

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: October 3, 2001

1273 Realty Company

By:	/s/
General Partner

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate} with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated,

Date: November 5, 2001

Joan Konner

/s/ Joan Konner
Signature

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”)/ a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the—rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: October 2, 2001

Bluestein Family Partnership L.P.

By:	/s/
General Partner

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement:

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: November 5, 2001

M & T Weiner Foundation

By:	/s/ Joan Konner
An Officer of the Corporation
President
Title

CONSENT AND OPERATING AGREEMENT FOR

EMPIRE STATE BUILDING COMPANY L.L.C.

Reference is made to Empire State Building Company (“Company”), a partnership existing under an April 2, 1971 Agreement among Lawrence A. Wien and others (the “Agreement”).

To effect the matters herein, the undersigned partner in Company hereby irrevocably consents and agrees (i) to convert Company to a New York limited liability company with the name “Empire State Building Company L.L.C.”, (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a partnership, (iii) to instruct and authorize Wien & Malkin LLP, as Company’s Supervisor, to effect the conversion (including, without limitation, acting as agent for Company and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, it being agreed that any such change in the Agreement and any related certificate filing shall not be effected unless and until the form thereof shall have been submitted in writing to all Company partners and no written objection from any partner shall have been received by Wien & Malkin LLP within five business days after such submission, and (iv) to adopt all terms of the Agreement as Company’s limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, “partnership” shall be amended to read “limited liability company”; “partner” shall be amended to read “member”; and “Empire State Building Company” shall be amended to read “Empire State Building Company L.L.C.”

2. The following shall be added as a new last sentence of paragraph 12 of the Agreement :

“No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member’s right to sell, assign, pledge, or otherwise dispose of such interest hereunder.”

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Company’s limited liability company operating agreement. By signing below in counterpart copy, the undersigned irrevocably consents and becomes a party to the Agreement as amended hereunder, which shall be binding on the undersigned and his or her heirs, representatives, successors and assigns.

To confirm the foregoing, the undersigned has signed below as of the date indicated.

Date: 4/3, 2001

Bluestein Family Foundation Inc.

/s/
Signature

60 East 42nd St. Associates L.L.C.

Consent Solicitation Providing For Override to Malkin Holdings LLC:

1.	Letter from Lawrence A. Wien to Participants dated February 26, 1968

[LETTERHEAD OF WIEN, LANE, KLEIN & MALKIN]

February 26, 1968

TO PARTICIPANTS IN 60 EAST 42nd St. ASSOCIATES:

60 East 42nd St. Associates has had an investment in the Lincoln Building since December 1, 1954. At that time the participants invested $7,000,000 in a convertible second mortgage. On October 1, 1958, this was converted, without additional cash investment, into the ownership of the fee title. Distributions to participants consisting of cash flow, that is, the operating income before depreciation and after amortization, were originally at the rate of 12% per annum, but since January, 1964 they have been at the basic rate of 12 1/2%.

The operating lease provides for additional rent equal to 50% of the lessee’s operating profits in excess of $400,000 per annum. For the lease year ended September 30, 1967 additional rent in the amount of $86,714 was paid by the lessee and distributed to participants in November, 1967. This distribution equalled almost 1 1/4% on participants’ cash investment, so that total distributions for the year ended December 31, 1967 were approximately 13.75%.

Between 1954 and 1958 the annual payment to my firm for supervisory services and disbursements, and as paying agents under the mortgage indenture, was $48,000 a year. When the mortgage was converted, this payment was reduced to $24,000 a year and it has remained at this level since October 1, 1958. Since that time, however, the cost of supervision and disbursements have increased.

WIEN, LANE, KLEIN & MALKIN

In view of the success of this investment and so that my firm may be compensated for increasing costs of supervision and disbursements, I believe it fair that the arrangement for annual payments to Wien, Lane, Klein & Malkin be modified. I recommend that effective January 1, 1968, after the participants have received distributions equal to a return at the rate of 14% on their cash investment in any year, all additional amounts paid out shall be allocated 90% to participants and 10% to Wien, Lane, Klein & Malkin as additional compensation. While such arrangement may permit Wien, Lane, Klein & Malkin to participate in future profits without making an investment in Associates, it will also mean that Wien, Lane, Klein & Malkin will not receive added compensation unless distributions to participants are at a rate higher than any previously received by them. I believe that this arrangement is more equitable than a fixed increase, which would be payable irrespective of the rate of distributions to participants.

Participations in Associates representing original cash contributions of $7,000,000 are currently outstanding, held equally by Alvin S. Lane, Henry W. Klein, Alvin Silverman, Fred Linden, Robert I. Weissmann and me, as the Agents. Although it is not clear whether the consent of participants is required under the participating agreement to effect a change in the fees payable to Wien, Lane, Klein & Malkin, I believe that it is desirable to obtain such consent. If the consent of the participants holding a majority in principal amount of the participations represented by each Agent is not obtained, the proposed increase in fees will not be put into effect.

No person is the holder of record of participations representing more than 10% of the remaining cash investment in Associates. The members of Wien, Lane Klein & Malkin are the holders as trustees of participations representing an original cash investment of $20,000 in the aggregate.

This solicitation of consents shall terminate 120 days after the date of this letter, but may be extended for another 60 days if consents from at least 40% of the outstanding participations are received during the initial 120 day period. Only those persons who are participants of record on the date of this letter will be entitled to vote on this question. We will advise all participants of the results of the solicitation upon its completion. All expenses of this solicitation will be borne by Wien, Lane, Klein & Malkin.

Please sign and promptly return the enclosed consent, which I am soliciting on behalf of Alvin S. Lane, Henry W. Klein, Alvin Silverman, Fred Linden, Robert I. Weissmann and myself, as Agents, under the participating agreements. Consents once given may not be revoked. If you have any questions or desire any additional information, please communicate with any member of Wien, Lane, Klein & Malkin.

Cordially yours,

/s/ Lawrence A. Wien

Lawrence A. Wien

C O N S E N T

(Solicited by Lawrence A. Wien, Alvin S. Lane, Henry W. Klein, Alvin Silverman, Fred Linden and Robert I. Weissmann, as Agents)

As a participant in 60 East 42nd St. Associates, the owner of premises 60 East 42nd St, New York, New York, I hereby consent to the program outlined in the letter of Lawrence A. Wien, dated February 26, 1968.

Signature

Please print name here

Dated:

EMPIRE STATE BUILDING REIT TO END ARCHAIC STRUCTURE, MALKIN SAYS

Bloomberg News

By David M. Levitt

29 January 2013

Jan. 29 (Bloomberg) — A plan to put the Empire State Building into a real estate investment trust will provide simpler management and better access to capital, said Anthony Malkin, president of the company that controls the tower.

The current ownership is “a very inefficient, archaic structure, mostly established by my grandfather for tax purposes,” Malkin said in an interview today on Bloomberg Television’s “In The Loop” with Betty Liu. “It was a way to avoid double taxation and providing a shield from liability for the small investor.”

Malkin is seeking the votes of more than 2,700 investors in the Empire State Building in a solicitation that began last week as he aims to form the REIT and take it public. Some beneficiaries of the company that owns the skyscraper have mounted a campaign to oppose the plan, claiming it shortchanges them. Malkin, in his first public comments about the proposed initial public offering, said today that many of the arguments put forth by two dissidents, cousins Richard and Steve Edelman, are “lies and deceptions.”

A separate group of Empire State Building co-investors today filed a lawsuit in New York State Supreme Court to block a $55 million settlement reached with another set of holders. Stephen Meister, attorney for the plaintiffs, said in the filing that the settlement is “grossly inadequate and unfairly apportioned.”

Malkin declined to comment on the lawsuit after the television interview.

A spokeswoman, Brandy Bergman, said the lawsuit isn’t a setback for the IPO.

‘Complicated Transaction’

“This is a complicated transaction with lots of moving pieces and nothing which has happened has taken us by surprise,” she said in an e-mail. “Any comment we make will be to our investors, which will be filed with the SEC and ultimately will be made public.”

Richard Edelman operates a website critical of the offering. The information in his communications with investors is based directly on the Malkins’ filings with the Securities and Exchange Commission, he said in an e-mail today.

“This is a wonderful deal only if your name is Malkin or Helmsley,” he said.

Steve Edelman, who has conducted conference calls with investors, said he couldn’t immediately address Malkin’s comments.

Among the claims Richard Edelman has made is that representatives of the Malkins have misrepresented their voting rights by telling them that only a yes vote would guarantee that they keep the value of their shares. Malkin, in a Jan. 25 letter, told unitholders that was deceptive.

Richard Edelman is “not being truthful with our investors,” Bergman said. “Our documents are the fact set to which our investors should look for their information to assist them in making their decisions.”

Clock Ticking for Empire State Building IPO

TheStreet.com

By Brad Thomas

28 January 2013

NEW YORK (TheStreet)—Last week Empire State Realty Trust investors commenced voting on the fate of the company’s IPO aimed to provide liquidity for the new REIT anchored by the world-famous office tower.

The last day for vote counting is March 26, so stakeholders -- for and against -- will not know for around 60 days if the deal is approved (by a minimum 80% approval rate). Sides appear to be split as the 2,800 shareholders attempt to decide whether a new diversified REIT will be traded on a public stock exchange.

The Empire State Building is the flagship property and it provides significant and diversified sources of revenue through its office and retail leases, observatory operations and broadcasting licenses and related leased space. However, the entire portfolio consists of 12 total office properties encompassing approximately 7.7 million rentable square feet of office space, most located in the Manhattan area.

The major stakeholder, Malkin Holdings, has been pushing hard for the “yes” vote as the company mailed out a DVD aiming to appeal to many legacy investors. As part of the pitch, Malkin vowed to erect a “Wall of Recognition” at the trophy tower with the names of each of the original investors in Empire State Building Associates -- the owner of the property for 50 years. As the letter reads (filing):

“Each current investor and requesting family members will receive a commemorative certificate suitable for framing featuring a rendering of the Wall of Recognition with the name which appears on the wall documenting participation in ESBA at the time of the consolidation and IPO.”

It seems that the “yes” voters are seeking a liquidity event, much like several of the recently announced listings such as American Realty Capital Trust (ARCT_), American Realty Capital Trust III, Cole Credit Property Trust II, and Healthcare Trust of America (HTA_).

The “no” voters appear to be against the conversion due to the dilutive impact of the properties that will be rolled up. Sources say that the Malkin family and other significant owners will reap a considerable profit while the smaller investors will be meres pawns.

According to filings, the Malkin family have offered investors an array of options including: class A shares, operating partnership units, or a combination of OP units and class B shares. This includes tax deferred options that gives investors flexibility in tax deferral. In the video released by Malkin, the argument for scale is aimed at broader diversification and better banking terms:

“[B]y putting these properties together, we believe all investors will benefit through ongoing dividends with the potential to increase through property performance, better financing, more efficient operation and beneficial acquisitions. The potential for increased distributions from dividends and stock appreciation over time offers benefit for all investors.”

An $10,000 (original) investment would be worth around $323,803 today (according to filings). Heck, if I was lucky enough to own a piece of the legendary tower, I would sell the shares at redeploy the proceeds into my favorite blue-chip, Realty Income (O_).

I’m not sure why the opposition group is waging a fight. Manhattan property valuations are at record highs as property sales jumped over 85% from the third quarter of 2012 to the fourth quarter of 2012. In the fourth quarter (2012) sales volumes hit $10.8 billion eclipsing the most recent quarterly high mark of $10.6 billion (Q3-11).

The naysayers are hosting a conference call on February 7 to revisit complaints and argue the merits of the proposed public listing. If the deal goes forward, I won’t be named on the “wall of fame” but I will frame a share it on my wall beside my share of Trump Tower Casino.

At the time of publication the author had no position in any of the stocks mentioned.

This article is commentary by an independent contributor, separate from TheStreet’s regular news coverage.

Empire State Building IPO draws closer

January 22, 2013 by Aaron Elstein

Crain’s New York Business

If you had the foresight and patience to invest $10,000 in the Dow Jones Industrial Average back in 1961, your investment would be worth about $190,000 today. But, really, what you should have done was put that same money into buying a piece of the Empire State Building.

The 2,824 lucky people who invested back when the landmark tower’s owners were raising cash 52 years ago now are sitting on stakes worth as much as $360,000. These investors or their heirs are now that much closer to pocketing a huge windfall. On Tuesday, the building’s controlling stockholders filed a legal document that allows them to begin formally asking investors to approve plans to take the famous building public.

The Malkin family, which controls the Empire State Building along with the Helmsley estate, needs approval from 80% of the building’s existing investors in order to proceed with its IPO plans. The building would be the centerpiece of a real estate investment trust that would consist of more than a dozen properties in Manhattan and the New York area and could be valued at $1 billion. The proposed stock ticker for the REIT would be “ESB.”

Some of the 2,824 investors balked at the proposed deal and filed a class action against the Malkin family last year. The matter was settled in the fall for $55 million.

The Empire State Building has leased 67% of its office space and 86% of its retail space, according to Tuesday’s filing. It generates $85 million in annualized base rent, or net effective rent of $43.80 per square foot.

This entry was posted in Wall Street and tagged Empire State Building, Helmsley, IPO, Malkin family, real estate, real estate investment trust, REIT, stockholders. Bookmark the permalink.

Empire State Realty Trust: This Proposed New REIT Makes Cents

Forbes

By Brad Thomas

15 February 2013

Empire State Realty Trust investors recently announced that it had commenced voting on the fate of the company’s IPO. The proposed new Real Estate Investment Trust (REIT) consists of 12 office properties, six retail properties, and one development site and is anchored by the world-famous officer tower known as The Empire State Building. The portfolio, encompassing around 8.4 million rentable square feet is located in midtown Manhattan, Fairfield County (CN), and Westchester County (NY).

The major stakeholder, Malkin Holdings, has owned the iconic office tower for over 50 years and by combining other Malkin Holding properties, the new REIT is aiming to create broader diversification and a substantially lower overall cost of capital. By becoming a REIT, listed on the New York Stock Exchange, investors can also benefit from full market liquidity where Manhattan property valuations are at record levels.

The current ownership group has around 2,800 shareholders and by SEC rules, the shortest period of time the voters have to cast a vote is by March 26th – for and against – by terms of the consent, the Malkins have until the end of 2014 actually to conclude the vote for the new REIT proposal (which ESB must be approved by 80%). So investors must determine whether a roll-up of the currently syndicated assets are more valuable as a “pure play” New York area REIT.

The last New York area publicly-listed company to list shares as a REIT was S.L. Green (SLG). Almost 16 years ago SLG went public and since that time the $14.4 billion company has returned over 615% (while the S&P 500 returned 151%). SLG has a current market capitalization of $7.5 billion and its dividend yield is 1.61%.

Also, Vornado Realty (VNO) – another New York-based REIT – listed (as REIT) in 1993 and since that time, the company has returned over 1,332% (compared with the S&P 500 of 406%). VNO has a current market capitalization of $15.83 billion and its dividend yield is 3.43%.

What Is The Value Proposition of Becoming a REIT?

According to filings, the Malkin family have offered investors an array of options including: class A shares, operating partnership units, or a combination of OP units and class B shares. This includes tax deferred options that gives investors flexibility in tax deferral.

Earlier this week I stopped by the headquarters of Malkin Holdings and asked Anthony (Tony) and Peter Malkin a few questions regarding the proposed REIT conversion. It was clear to see that the father and son team are very passionate about the business and specifically the iconic portfolio they assembled by with generations of their investors.

I find it most ironic that the opposition group is upset because they believe that Malkin Holdings is forcing them into a new structure that is more risky and volatile. The controversy boils down to the argument that the upset stakeholders would prefer to own illiquid shares that they deem are “like bonds”.

Excuse me! When is the last time a multi-tenant office building was “like a bond”. And let’s face it, REIT shares today are soaring. Why would anyone not want to own shares in a landmark portfolio in perhaps the best market in the nation – and one of the best in the world.

But before deciding, let’s find out what the management team has to say. As noted, I met earlier this week with Anthony and Peter Malkin. According to LinkedIn, the Malkin family has been active in real estate for four generations. Anthony Malkin’s great grandfather, Joseph Wien started the family in the real estate business and in 1934 his grandfather Lawrence A. Wien created the concept of real estate syndication. Anthony Malkin is President and CEO of Malkin Holdings and Peter L. Malkin is Chairman.

Thomas: Why should investors vote in favor of this transaction?

Anthony Malkin: This unlocks investors from an archaic investment structure while giving them several good options and benefits, including the chance to trade into a portfolio of trophy pre-war, Manhattan-area assets on a 100% tax-deferred basis… these are benefits that they do not have now. By allowing investors to hold interests listed on the New York Stock exchange, this transaction offers a new found path to liquidity, so an investor can sell at an efficient market price. All sales to date have been at what we think are tremendous illiquidity discounts to value.

Those investors, like our family, who do not plan to sell and do remain investors, will continue to receive distributions. However, unlike the distributions they currently receive, which are unpredictable and determined by the decisions of the operating lessee over which they have no control, REIT distributions will be based on a portfolio of properties and must be at least 90% of the REIT’s taxable income. So, we believe distributions will be more consistent. We also believe there is greater potential as a REIT than in the current structure for increased distributions from improved property performance and growth opportunities. Additionally, if the transaction is approved, all investors will receive a one-time distribution of cash reserves and reimbursement of transaction expenses, as well as class action settlement funds.

The REIT offers investors the benefits of diversification, one of the core principles of sound investing. Investors will also benefit from better access to capital markets, a modern governance structure, with six of seven board members independent, and all the protections of Dodd-Frank, Sarbanes-Oxley, and the NYSE, and will escape the current structure’s risks of disputes and damaging deadlocks.

Thomas: So Why IPO now?

Anthony Malkin: More than two years ago, when we began developing the original idea for this transaction, we felt that one of its benefits was that it addressed the fact that Leona Helmsley’s estate must sell its interest in the operating lessee of the Empire State Building. This is not an option – it is a requirement under her will. The Helmsley Estate owns veto positions in several of these properties in which they are invested with the Malkin family, including a veto right with the Malkin family in the operating lessee of the Empire State Building.

After careful consideration, the Malkins suggested to the Helmsley Estate that contributing the properties to a REIT with a public offering provided numerous benefits and might provide a desirable result for this sale requirement, and the Helmsley Estate agreed. Without the agreement of the Malkins and the Helmsley Estate to move forward with the planned consolidation and IPO, these investor benefits would not be available, and we believe that investors would be stuck with illiquidity, reduced upside, a concentrated investment without diversity, archaic corporate structure, and greater uncertainty in their returns.

If the consolidation and IPO do not go forward, the Helmsley estate will choose another way to liquidate its real estate holdings, which may include sales of certain influence and blocking control positions (including its veto in the operation of the Empire State Building), and that may lead to disruptions and/ or reductions in distributions. Timing is everything. While one of the original factors was the Helmsley Estate sale, the transaction also provides a set of benefits for all investors which, instead of being driven by the Helmsley Estate, are made possible by the agreement of the Malkins and the Helmsley Estate.

Thomas: Who is the management team who will run the REIT?

Anthony Malkin: The same team that has shepherded these investments and turned around all the properties will be running the publicly traded REIT. The bulk of my team has worked on these assets for two decades. I will be the CEO of the REIT. I have been here more than 23 years and have worked diligently to build the management and marketing team which has renovated and repositioned these pre-war buildings to create award winning, trophy properties that attract the best tenants and the best brokers. In fact, the only recent addition to our senior management team is our Chief Financial Officer who has the necessary public company experience, and he has been with us for over a year. The management team will report to an independent Board of Directors made up of both industry experts and proven business people.

Thomas: What can these buildings do as a REIT that they can’t do as standalone entities?

Anthony Malkin: As a publicly traded REIT, we will have access to capital currently unavailable to the individual properties. This capital can help fund renovations, thereby increasing our funds available to distribute to our investors, cash flow, and the potential for growth-generating acquisitions.

Thomas: What are the advantages of not forming a REIT?

Anthony Malkin: We are fiduciaries for our investors and feel responsible for ensuring that they have the information they need to make the right decision. We see less upside for our investors if this transaction does not proceed. We see no advantages to the status quo – in fact we see only potential disadvantage and risk. If this deal is not approved, our investors will lose the opportunity to realize the value resulting from the transaction, and will acquire the risk that comes with the potential sale of the Helmsley Estate’s interest to an unknown third party which might cause deadlock.

Thomas: Did you even think of making the Empire State Building a REIT on its own?

Anthony Malkin: There is not any industry expert with whom we have spoken who can point to a success, or believes that there could be a success, from any single-asset REIT. We do not believe it is realistic or desirable. As any market participant can tell you, a single-asset REIT is not typical or preferable to potential REIT investors (the great majority of which are institutional investors). A stand-alone REIT would bear many of the same ongoing expenses of a REIT owning a portfolio of properties, but without the benefit of diversification which REIT investors want. We believe it would be far less attractive to investors and diminish everyone’s value. Also, it’s a non-starter – any ESB-only REIT would require the consent of the operating lessee which is controlled by the Malkin family and the Helmsley Estate, which have consented only to the consolidation and IPO as currently proposed.

Summing It Up

Empire State Realty Trust is positioned to become an exceptional new REIT. The current management team, Malkin Holdings, has considerable experience in managing risk and the company’s circle of competence is well-defined and a core part of the overall value proposition. There is no doubt that the combined portfolio will provide scale and diversification – a key differentiator for the New York area company. However, the true measure of success for Empire State Realty Trust will be the outstanding risk control that I found to be a uniquely identifiable feature for the four generations of owners. Simply said, Malkin Holdings has a well-defined leadership strategy that has sustained the course because of its exceptional track record of honor and integrity.

When you boil it all down, outstanding investors are distinguished for their ability to control risk AND generating returns. Malkin Holdings has deep knowledge of the Empire State Realty Trust portfolio and the new REIT’s competitive advantages should provide meaningful returns for investors seeking high-quality exposure in one of the best markets in the world – including a trophy tower that’s like no other!

Brad Thomas has no ownership position in the stocks listed in this article.